S&T Bancorp Inc.

2023 Proxy | **2022** Annual Report





To my fellow shareholders:

In 2022, S&T Bancorp, Inc. reached two major milestones. We achieved a year of record financial performance and celebrated our 120th anniversary. These accomplishments are a direct result of S&T's "People-Forward" culture and a strong foundation for growth.

While we benefited from the interest rate environment and the strategic decisions that we made over the years relative to our balance sheet composition, we also managed credit risk, controlled expenses and—as evidenced by numerous outside awards and recognition—did an excellent job of delighting our customers and engaging with our employees.

It's all about people

Our work during 2022 extends our deep history of employee engagement, being on the right side of customer relationships and having active, meaningful involvement in the communities that we serve. Our business is built on trust. That was true when we were founded in 1902 and it's just as true today. It's foundational to the banking business and it's certainly critical to our company.

The S&T team must trust our leadership team, and believe we are taking our company in the direction where our employees can grow and succeed. Our employees also need to trust one another and keep in mind that none of us do our jobs on our own. It's essential to work as teams, and in a way that recognizes our role to serve others. Most importantly, our customers we serve and communities where we live and work must trust and know that we have their best interests at heart. We're proud to have community banking roots that go back 120 years, and we intend to keep that successful approach.

Our shared future

2022 was also an important year for me as I was proud to take the helm for my first full year as CEO of S&T. Since the day I arrived, I have spent a great deal of time with our people – customers and employees- and am confident that we have developed a well-defined strategy that we can leverage, while adhering to the values that have helped us succeed across these many years.

And now we're building upon that legacy to launch our next 120 years. We call it *Our Shared Future*, a future driven by our "People-Forward" purpose, underpinned by the values which enable S&T's award-winning culture and make us who we are. We have summarized our values as follows:

- Make people our purpose
- Do the right thing
- Go above & beyond
- Value every voice
- Win as one team

With the clarity of our purpose and the power of our values, our people can do amazing things—and our customers succeed. We draw strength from these values, aligning S&T and our customers and communities for success for the long haul.

Delivering Results

S&T achieved record financial success as well as significant industry recognition in 2022.

Our industry recognition is highlighted by:

- J.D. Power Highest Ranking in Overall Customer Satisfaction for Retail Banking in Pennsylvania

- FORBES 2022 Best-In-State Bank

- Top Workplaces by Pittsburgh Post-Gazette

- Top Workplace for Diversity, Equity & Inclusion as part of Energage 2022 Culture Excellence Awards

Our financial performance included two consecutive quarters of record net income and earnings per share and record full year net income and earnings per share.

Additional financial highlights were*:

- Return on Assets (ROA) of 1.48%, Return on Equity (ROE) of 11.47% and Return on Tangible Equity (ROTE) (non-GAAP) of 17.02% compared to ROA of 1.18%, ROE of 9.30% and ROTE (non-GAAP) of 13.85% in the prior year.

- Pre-Provision Net Revenue (PPNR) (non-GAAP) of 1.93% compared to 1.62% in the prior year.

- Net interest margin (NIM) (FTE) (non-GAAP) expanded 54 basis points to 3.76% compared to 3.22% for the prior year.

- Net interest income increased by $39.7 million, or 14.4%, compared to 2021.

- Total portfolio loans, excluding PPP, increased $268.3 million, or 3.9%, compared to December 31, 2021.

- Nonperforming assets decreased $57.5 million, or 72.2%, resulting in a nonperforming assets to total loans plus other real estate owned (OREO) ratio of 0.31% compared to 1.13% at December 31, 2021.

- Full year 2022 dividends declared increased 6.2% to $1.20 compared to $1.13 in 2021.

This kind of performance is a tribute to the skills of our teammates, the resilience of our company and the trusted relationships with our customers. Drawing on the spirit of innovation that launched S&T 120 years ago, we are working to provide "People-Forward" solutions that will help our customers succeed, delivered by banking professionals who will help lead the way to long-term profitable growth.

The past shapes the future

In closing, I would like to emphasize our desire to continue growing as a bank. For 120 years, we have kept this company moving forward. We have been known as a growing company that adapts to the times. We will continue in that vein while seeking opportunities to have an even greater impact. We are in a consolidating industry, and we look forward to playing an even more meaningful role in the markets that we serve.

On behalf of the board of directors and senior management team, I would like to thank every one of our customers and shareholders for placing their trust in us. We work to earn it every day.

Kindly,

Chris McComish, CEO

---

* These highlights present certain non-GAAP financial measures. For a reconciliation to the most directly comparable GAAP measures, see Reconciliation of GAAP to Non-GAAP financial Measures in Appendix A.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

May 16, 2023



S&T Bancorp, Inc.
800 Philadelphia Street
Indiana, Pennsylvania 15701



DATE AND TIME

May 16, 2023,
10:00 a.m. Eastern Time
via virtual online meeting only
(*www.virtualshareholdermeeting.com/STBA23*)

HOW TO VOTE



By Telephone
Call (1-800-690-6903)



By Internet
Visit www.proxyvote.com



By Mail
Sign, date and return proxy card

To the Shareholders of S&T Bancorp, Inc.:

Notice is hereby given that the Annual Meeting of Shareholders of S&T Bancorp, Inc. ("S&T") will be held on May 16, 2023, at 10:00 a.m. Eastern Time, via virtual online meeting only (*www.virtualshareholdermeeting.com/STBA23*) for considering and voting on the following matters:

1. To elect 11 directors to serve a one-year term until the next annual meeting of shareholders and until their respective successors are elected and qualified;

2. To ratify the selection of Ernst & Young LLP as S&T's independent registered public accounting firm for the fiscal year 2023;

3. To approve, on a non-binding advisory basis, the compensation of S&T's named executive officers; and

4. To transact such other business as may properly come before the meeting or any adjournment thereof.

Only shareholders of record at the close of business on **February 28, 2023** are entitled to notice of and to vote at such meeting or any adjournment thereof.

To participate in the virtual Annual Meeting at *www.virtualshareholdermeeting.com/STBA23*, you need to use the 16-digit control number included on your Notice of Internet Availability of Proxy Materials ("Notice"), on your proxy card or on the instructions that accompanied your proxy materials. We encourage you to allow ample time for online check-in, which will begin at 9:30 a.m. Eastern Time. Please note that there is no in-person annual meeting for you to attend.

By Order of the Board of Directors,

Rachel L. Smydo
Secretary

Indiana, Pennsylvania
April 3, 2023

IMPORTANT

YOUR VOTE IS IMPORTANT, AND WE APPRECIATE YOU TAKING THE TIME TO VOTE PROMPTLY USING ONE OF THE VOTING METHODS DESCRIBED IN THE PROXY STATEMENT.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE ELECTION AS DIRECTORS OF ALL OF THE NOMINEES NAMED IN THIS PROXY STATEMENT, FOR THE RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP AS S&T'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2023, AND FOR THE APPROVAL OF THE COMPENSATION OF S&T'S NAMED EXECUTIVE OFFICERS.

**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF
PROXY MATERIALS FOR THE 2023 ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 16, 2023: OUR PROXY STATEMENT, 2022 ANNUAL REPORT AND NOTICE OF
ANNUAL MEETING OF SHAREHOLDERS ARE AVAILABLE AT *WWW.PROXYVOTE.COM***

We are taking advantage of a rule of the Securities and Exchange Commission (the "SEC") which allows companies to make proxy materials available on a public website rather than in paper form. This rule allows a company to send some or all of its shareholders a Notice of Internet Availability of Proxy Materials in place of the complete proxy package. For our 2023 Annual Meeting, to save significant printing and mailing expenses, S&T mailed a Notice to certain shareholders who had not previously elected to receive their proxy materials through the mail on or about April 3, 2023, to inform them of the electronic availability of the proxy materials 40 days in advance of the Annual Meeting.

TABLE OF CONTENTS

S&T BANCORP, INC.

PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 16, 2023

INTRODUCTION

This Proxy Statement is being furnished to shareholders of S&T Bancorp, Inc. in connection with the solicitation of proxies by the Board of Directors of S&T (the "S&T Board" or "Board") for use at the Annual Meeting of Shareholders, and any adjournments thereof, to be held at the time and place set forth in the accompanying notice ("Annual Meeting"). We are first sending the Notice of Internet Availability of Proxy Materials, or this Proxy Statement, S&T's 2022 Annual Report and proxy card to shareholders on or about April 3, 2023.

At the Annual Meeting, shareholders of S&T will be asked to (i) elect 11 directors of S&T to serve a one-year term, (ii) approve the ratification of the selection of Ernst & Young LLP as S&T's independent registered public accounting firm for the fiscal year 2023, and (iii) approve, on a non-binding advisory basis, the compensation of S&T's named executive officers ("NEOs").

> **All shareholders are urged to read this Proxy Statement carefully and in its entirety.**

MEETING INFORMATION

Date, Time and Place

The Annual Meeting will be held on May 16, 2023, at 10:00 a.m. Eastern Time solely online via the Internet by going to *www.virtualshareholdermeeting.com/STBA23*. To participate in the Annual Meeting, you will need the 16-digit control number included on your Notice, on your proxy card or on the instructions that accompanied your proxy materials. See "Attending the Meeting; Virtual Meeting" below.

S&T chose to hold the Annual Meeting in virtual format only. S&T commenced holding annual meetings in a virtual-only format in 2020, due to elevated health safety concerns for our shareholders from the Coronavirus pandemic. S&T decided to continue holding annual meetings in virtual format only, so long as shareholders are served well through this medium, which we believe enhances accessibility to our Annual Meeting for all of our shareholders and reduces the carbon footprint of our activities.

Record Date, Voting Rights and Required Vote

The securities that can be voted at the Annual Meeting consist of shares of common stock of S&T, par value $2.50 per share ("Common Stock"), with each share entitling its owner to one vote on each matter to be voted on at the Annual Meeting. There are no cumulative voting rights with respect to the Common Stock. Only holders of the Common Stock at the close of business on February 28, 2023 (the "Record Date") are entitled to notice of and to vote at the Annual Meeting. There were 38,998,241 shares of Common Stock outstanding as of the Record Date.

A quorum is required for the transaction of business at the Annual Meeting. A "quorum" is the presence at the meeting, virtually (i.e., online via *www.virtualshareholdermeeting.com/STBA23*) or represented by proxy, of the holders of the majority of the outstanding shares of Common Stock entitled to vote at the meeting. Abstentions are counted for purposes of determining the presence or the absence of a quorum but are not considered a vote cast under Pennsylvania law. Under our governing documents and applicable state law, abstentions will not affect the outcome of a vote on a particular matter. Broker non-votes are counted to determine if a quorum is present but are not considered a vote cast under Pennsylvania law. Under our governing documents and applicable state law, broker non-votes will not affect the outcome of a vote on a particular matter. Generally, broker non-votes occur on a matter when a bank, broker or other nominee is not permitted to vote on that matter without instructions from the beneficial owner and such instructions are not given. Banks, brokers and other nominees have discretionary authority to vote shares in the absence of instructions on matters considered "routine," such as the ratification of the appointment of the independent registered public accounting firm. They do not have discretionary authority to vote shares in the absence of instructions on "non-routine" matters, such as the election of directors, and the advisory vote to approve compensation of S&T's "NEOs".

The director nominees will be elected by a plurality of the votes cast at the Annual Meeting, which means that the 11 nominees receiving the most votes will be elected. A withheld vote on any nominee will not affect the voting results. Under S&T's voting standard policy adopted by the S&T Board, which is included in S&T's Guidelines, if a director nominee in an uncontested election at the Annual Meeting receives a greater number of "withheld" votes from his or her election than votes "for" such election, such director must submit his or her resignation to the Board promptly following the certification of election results. The resignation will first be considered by the members of the Nominating and Corporate Governance Committee (the "Nominating Committee") within 60 days following certification of the shareholder vote. The Nominating Committee will recommend to the S&T Board whether to accept or reject the resignation after considering all factors deemed relevant by the Nominating Committee. The S&T Board shall act on the Nominating Committee's recommendation within 90 days following certification of the shareholder vote. If a director's resignation is accepted by the Board, the Board either may fill the resulting vacancy or may decrease the size of the Board pursuant to S&T's By-laws, as amended and restated (the "By-laws").

The ratification of the selection of Ernst & Young LLP as S&T's independent registered public accounting firm for fiscal year 2023, and the approval, on a non-binding advisory basis, of the compensation of S&T's NEOs require the affirmative vote of a majority of the votes cast at the Annual Meeting to be approved.

Voting and Revocation of Proxies

Shareholder of Record. If you are a shareholder of record and you received the Notice, you may vote before the Annual Meeting by accessing the secure Internet website registration page identified on the Notice and following the instructions. You may also vote electronically during the virtual Annual Meeting if you participate.

If you are a shareholder of record and you received a printed copy of the proxy materials, you may vote by proxy by telephone, using the Internet or by mailing your proxy card, as further described below. You may also vote electronically during the virtual Annual Meeting if you participate.



By Telephone:	By Internet:	By Mail:
Call the toll-free telephone number on the enclosed proxy card (1-800-690-6903) and follow the recorded instructions.	Access the secure Internet website registration page on the enclosed proxy card and follow the instructions.	Sign, date and return your proxy card in the postage-paid envelope provided.

If you vote by proxy via telephone or the Internet, you do not need to mail your proxy card. The individuals named as proxies on your proxy card will vote your shares of Common Stock during the Annual Meeting as instructed by the latest dated proxy received from you, whether submitted via the Internet, telephone or mail. If you sign your proxy card but do not specify how you want your shares voted on any matter, you will be deemed to have directed the proxies to vote your shares as recommended by the S&T Board.

Beneficial Owners. If your shares of Common Stock are held in a stock brokerage account by a bank, broker or other nominee, you are considered the beneficial owner of shares held in street name and these proxy materials are being forwarded to you by your bank, broker or other nominee that is considered the shareholder of record of those shares.

As the beneficial owner, you have the right to direct your bank, broker or other nominee on how to vote your shares of Common Stock via the Internet or by telephone, if the bank, broker or other nominee offers these options, or by completing, signing, dating and returning a voting instruction form. Your bank, broker, or other nominee will send you instructions on how to submit your voting instructions for your shares of Common Stock.

If you properly complete, sign, date and return the voting instruction form, your shares of Common Stock will be voted as you specify. If you are a beneficial owner and you do not provide voting instructions to your bank, broker or other nominee holding shares of Common Stock for you, your shares of Common Stock will not be voted with respect to any proposal for which the shareholder of record does not have discretionary authority to vote.

Except for procedural matters incident to the conduct of the Annual Meeting, S&T does not know of any matters other than those described in the Notice of Annual Meeting of Shareholders that are to come before the Annual Meeting. If any other matters are properly brought before the Annual Meeting, the persons named in the proxy will vote the shares represented by the proxies in their discretion on such matters as recommended by a majority of the S&T Board.

Revocation of Proxies. The presence of a shareholder at the virtual Annual Meeting will not automatically revoke such shareholder's proxy. However, a shareholder may revoke a proxy at any time prior to its exercise by filing with the Secretary of S&T a written notice of revocation, by delivering to S&T a duly executed proxy bearing a later date or by voting electronically during the virtual Annual Meeting.

Attending the Meeting; Virtual Meeting

You may attend the webcast of the meeting via the Internet at www.virtualshareholdermeeting.com/STBA23 when you enter the 16-digit control number included on your Notice, on your proxy card or on the instructions that accompanied your proxy materials. Instructions on how to attend and participate in the Annual Meeting via the webcast are posted at www.virtualshareholdermeeting.com/STBA23. You will be able to vote your shares while attending the Annual Meeting by following the instructions on the website. Our management will address questions from shareholders who have submitted their questions electronically prior to and during the Annual Meeting. You may visit www.proxyvote.com at any time prior to the Annual Meeting to ask questions of our executive management that may be addressed in the Annual Meeting and access information about S&T. Even if you plan to participate in the Annual Meeting, we urge all shareholders to vote on the matters listed above and described in the Proxy Statement as soon as possible, so that your vote will be counted if you later decide not to participate in the Annual Meeting.

Solicitation of Proxies

The cost of soliciting proxies will be borne by S&T. S&T has engaged D.F. King & Co., Inc. to help solicit proxies for the Annual Meeting, and will pay D.F. King & Co., Inc. $9,000, plus its out-of-pocket expenses, for the solicitation of proxies. In addition to the solicitation of proxies by mail, S&T may also solicit proxies personally, by telephone or by electronic means, through its directors, officers and regular employees. None of these directors, officers or employees will receive any additional or special compensation for soliciting proxies. S&T also will request persons, firms and corporations holding shares of Common Stock in their names or in the name of their nominees, which are beneficially owned by others, to send proxy materials to and obtain proxies from the beneficial owners and will reimburse the holders for their reasonable expenses in so doing.

Meeting Information

Internet Availability of Proxy Materials

S&T's Proxy Statement for the Annual Meeting and S&T's 2022 Annual Report are available at *www.proxyvote.com*. You will enter your 16-digit control number included on your Notice, on your proxy card or on the instructions that accompanied your proxy materials to access these materials.

Householding

The SEC has adopted rules that permit companies and intermediaries (*e.g.*, brokers) to satisfy the delivery requirements for Notices or proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single Notice or proxy statement and annual report addressed to those shareholders. This process is commonly referred to as "householding."

S&T has implemented "householding" to reduce the number of duplicate mailings to the same address. This process benefits both shareholders and S&T because it eliminates unnecessary mailings delivered to your home and helps to reduce S&T's expenses. "Householding" is not being used, however, if S&T has received contrary instructions from one or more of the shareholders sharing an address. If your household has received only one Notice or one annual report and proxy statement, S&T will deliver promptly a separate copy of the Notice or annual report and proxy statement to any shareholder who contacts S&T by calling the toll-free number, 1-800-325-2265, or by mail to the attention of the Secretary of S&T at 800 Philadelphia Street, Indiana, Pennsylvania 15701. You can also notify S&T that you would like to receive separate copies of the Notice or S&T's annual report and proxy statement in the future by calling or mailing S&T, as instructed above. If your household has received multiple copies of the Notice or S&T's annual report and proxy statement, you can request the delivery of single copies in the future by calling or mailing S&T, as instructed above, or your broker, if you hold the shares in "street name."

If you received more than one Notice or proxy card, it means that your shares are registered in more than one name (*e.g.*, trust, custodial accounts, joint tenancy) or in multiple accounts. Please make sure that you vote all of your shares by following the directions on each Notice or on each proxy card that you received.

For our 2024 annual meeting, you can help us save significant printing and mailing expenses by consenting to access our proxy materials electronically via the Internet. If you hold your shares in your own name (instead of "street name" through a bank, broker or other nominee), you can choose this option by following the prompts for consenting to electronic access, if voting by telephone, or by following the instructions at the Internet voting website at *www.proxyvote.com*, which has been established for you to vote your shares for the 2023 Annual Meeting. If you choose to receive your proxy materials electronically, then prior to next year's annual meeting, you will receive notification when the proxy materials are available for online review via the Internet, as well as the instructions for voting electronically via the Internet. Your choice for electronic distribution will remain in effect until you revoke it by sending a written request to S&T by mail to the attention of the Secretary of S&T at 800 Philadelphia Street, Indiana, Pennsylvania 15701. If you hold your shares in "street name" through a bank, broker or other nominee, you should follow the instructions provided by that entity if you wish to access our proxy materials electronically via the Internet.

BENEFICIAL OWNERS OF S&T COMMON STOCK

Under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a beneficial owner of a security is any person who directly or indirectly has or shares voting power or investment power over such security. Such beneficial owner under this definition need not enjoy the economic benefit of such securities. The following are the only shareholders known to S&T to be deemed to be a beneficial owner of 5% or more of Common Stock as of February 28, 2023, when 38,998,241 shares of Common Stock were outstanding. S&T has relied solely on information provided in the public filings made by the holders below:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	5,528,975[1]	14.17%
Common Stock	The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	4,474,192[2]	11.47%
Common Stock	Dimensional Fund Advisors LP 6300 Bee Cave Road, Building One Austin, TX 78746	2,202,992[3]	5.65%

(1) According to its Schedule 13G/A filed with the SEC on January 23, 2023, BlackRock, Inc. has sole dispositive power over 5,528,975 shares, shares dispositive power over 0 shares, sole voting power over 5,463,721 shares and shared voting power over 0 shares. The interest of iShares Core S&P Small-Cap ETF represents more than 5% of the outstanding shares of Common Stock. In addition, BlackRock Fund Advisors beneficially owns at least 5% of the outstanding Common Stock. The percentage of ownership is calculated based on the information provided on the Schedule 13G/A, as updated for shares outstanding as of February 28, 2023.

(2) According to its Schedule 13G/A filed with the SEC on February 9, 2023, The Vanguard Group has sole dispositive power over 4,401,234 shares, shared dispositive power over 72,958 shares, sole voting power over 0 shares and shared voting power over 34,611 shares. The percentage of ownership is calculated based on the information provided on the Schedule 13G/A, as updated for shares outstanding as of February 28, 2023.

(3) According to its Schedule 13G/A filed with the SEC on February 10, 2023, Dimensional Fund Advisors LP has sole dispositive power over 2,202,992 shares, sole voting power over 2,165,507 shares, shared voting power over 0 shares, and shared dispositive power over 0 shares. The percentage of ownership is calculated based on the information provided on the Schedule 13G/A, as updated for shares outstanding as of February 28, 2023.

BENEFICIAL OWNERSHIP OF S&T COMMON STOCK BY DIRECTORS AND OFFICERS

The following table sets forth, as of February 28, 2023, the amount and percentage of Common Stock beneficially owned by each director, each nominee for director and each of the "NEOs" (as defined below) of S&T, as well as the directors and executive officers of S&T as a group. Unless otherwise indicated, all persons listed below have sole voting and investment power over all shares of Common Stock. The business address of each of S&T's directors and officers is 800 Philadelphia Street, Indiana, Pennsylvania 15701.

Name	Shares of Common Stock Beneficially Owned [1]	Percent Owned
Lewis W. Adkins Jr.	4,495	*
David G. Antolik	77,162	*
Peter R. Barsz	8,748	*
Christina A. Cassotis	9,911	*
Michael J. Donnelly	34,339	*
Stephen A. Drahnak	22,575	*
Jeffrey D. Grube	35,175	*
William J. Hieb	39,032	*
Mark Kochvar	87,426	*
Melanie A. Lazzari	17,751	*
Christopher J. McComish	8,768	*
James A. Michie	323	*
Susan A. Nicholson	3,850	*
Frank J. Palermo, Jr.	24,148	*
Rachel L. Smydo	308	*
Christine J. Toretti	33,382	*
Steven J. Weingarten	86,769	*
LaDawn D. Yesho	22,534	*
All current directors and executive officers as a group (18 persons)	516,697	1.32%

(1) Includes shares of unvested restricted stock, as to which the holder has voting power but no investment power, as follows: Mr. Antolik, 25,054 shares; Mr. Drahnak, 7,842 shares; Mr. Kochvar, 12,419 shares; Ms. Lazzari, 3,880 shares; Ms. Nicholson, 2,430 shares; and Ms. Yesho, 4,337 shares. As of February 28, 2023, there were 38,998,241 shares of S&T Bancorp common stock issued and outstanding. The number of shares of common stock beneficially owned by each individual is less than 1% of the outstanding shares of common stock; the total number of shares of common stock beneficially owned by the group is approximately 1.32% of the class. If units payable in common stock vest or pay out within 60 days of February 28, 2023, those shares were added to the total number of shares issued and outstanding for purposes of determining these ownership percentages.

*   Less than 1% of the outstanding Common Stock.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires S&T's directors and executive officers, and persons who own more than 10% of Common Stock, to report to the SEC certain of their transactions with respect to S&T's Common Stock. The SEC reporting rules require that changes in beneficial ownership generally be reported on Form 4 within two business days after the date on which the change occurs. A Form 3 to report stock holdings in S&T must be filed within ten days of when a director, executive officer or person who owns more than 10% of S&T's stock becomes subject to Section 16(a) of the Exchange Act.

To our knowledge, based solely on a review of the copies of such reports and written representations that no other reports were required, during the fiscal year ended December 31, 2022, all Section 16(a) filing requirements applicable to our executive officers, directors and greater than 10% beneficial owners were filed in a timely manner, except as follows: (a) a late filing for the cancellation of performance shares forfeited due to not meeting performance requirements as a result of administrative processing issues for each of the following executive officers: David G. Antolik, George Basara, Charles Benner Carroll Jr., Mary A. Dornetto, Stephen A. Drahnak, Mark Kochvar, Melanie A. Lazzari, Susan A. Nicholson, LaDawn D. Yesho, (b) a late filing for Charles Benner Carroll Jr. Due to coordination of matters in connection with Mr. Carroll's departure from S&T, (c) a late filing for each of Mary A. Dornetto, Mark Kochvar, Melanie A. Lazzari related to tax withholding for the vesting of restricted stock awards, and (d) a late filing for James A. Michie related to processing the calculation of the number of awarded units based on the eligibility date in connection with his joining S&T.

PROPOSAL 1: ELECTION OF DIRECTORS

General

The By-laws of S&T provide that the number of directors constituting the S&T Board will consist of not less than nine nor more than 17, with the exact number to be fixed and determined from time to time by resolution of a majority of the S&T Board.

There are currently 11 directors comprising the S&T Board. The S&T Board has nominated the 11 persons named below for election at the Annual Meeting, all of whom are incumbent directors up for re-election. Proxies cannot be voted for a greater number of persons than the number of nominees named in this Proxy Statement.

The nominees were each recommended by our Nominating Committee to the S&T Board. Directors are elected annually, and each director nominee elected at the Annual Meeting will serve for a term expiring at the 2024 S&T Annual Meeting of Shareholders, until his or her successor has been elected and qualified, or until his or her earlier death, resignation, removal or disqualification. All nominees have indicated their willingness to serve, if elected, but if any should be unable to serve or unwilling to serve for good cause, proxies may be voted for a substitute nominee designated by the S&T Board. There are no family relationships between or among any of our directors, executive officers or persons nominated or chosen to become a director or executive officer. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the nominees named below.

Set forth below is a brief description of the principal occupation and business experience of each of our nominees for director, as well as a summary of the qualifications of each nominee and continuing director to serve on the S&T Board. The S&T Board has had significant experience with each of the incumbent directors and has had the opportunity to assess the contributions that each director has made to the S&T Board as well as each director's industry knowledge, judgment and leadership capabilities. The Nominating Committee continually assesses the tenure and diversity of the S&T Board and seeks opportunities, within the constraint of the size of the S&T Board, to include a mix of directors with S&T Board experience and with fresh perspectives. The average tenure of the S&T Board is 11.7 years and S&T's Guidelines include a mandatory director retirement age of 72. In the last six years, the Nominating Committee has had the opportunity to add six (55% of the 11 director nominees) new directors to the S&T Board to further diversify the S&T Board's industry knowledge, judgment, gender, minority status and leadership capabilities. The S&T Board has two female directors and one African American director. The following directors were appointed to the S&T Board in the last six years: Christina A. Cassotis, David G. Antolik, Lewis W. Adkins, Jr., Peter R. Barsz, William J. Hieb, and Christopher J. McComish.

S&T seeks director candidates who will uphold the highest standards, are committed to S&T's values, and who will be strong independent stewards of the long-term interests of shareholders. In selecting nominees, our Board looks for individuals with demonstrated experience and success in fields that are relevant to our business, strategy and operations, and who will contribute diverse viewpoints and perspectives.

In evaluating and selecting nominees to the Board, our Nominating Committee considers all factors and criteria it deems appropriate, including, but not limited to, the factors set forth in our Corporate Governance Guidelines. See the section "Director Qualifications and Nominations; Board Diversity" below for further information on our director selection process and criteria. In furtherance of the foregoing, the Board considers a wide range of attributes when selecting and recruiting candidates. All nominees possess integrity, judgment, strong work ethic, collaborative approach to engagement and oversight, inquisitive and objective perspective, and a willingness to challenge management appropriately. In addition, our nominees have executive experience and skills that are aligned with our business and strategy, including the following:

Board Skills

Core Skills and Qualifications

Banking and Financial Services Industry

Leadership (Strategy & Execution)

Financial Expertise

Regulatory/Risk Management

Corporate Governance

Compensation & Succession

Technological (Cyber, Information Technology & Innovation)

Other Board Experience

Additional Relevant Experiences

Business Development

Mergers & Acquisitions

Capital Markets

Investor Relations & Engagement

Local Market

Diversity

Director Nominees for Election at the 2023 Annual Meeting:

Lewis W. Adkins, Jr., Age 59



Director since 2019

Committees:
- Credit Risk
- Nominating & Corporate Governance

Biographical Information

Mr. Adkins is a Shareholder and Practice Group Manager of Public Law, Regulatory and Finance for Roetzel & Andress LPA, a full-service law firm with offices located throughout Ohio, Florida, and Chicago, since January 2000. Additionally, he is President of their wholly-owned consulting subsidiary, Roetzel Consulting Solutions, a bipartisan consulting company representing clients where the private and public sectors intersect, since May 2017. Mr. Adkins previously served as General Counsel to Summit County, Ohio. Mr. Adkins is affiliated with numerous professional and charitable organizations including the University of Akron Board of Trustees, Summa Health Finance Committee, the American Bar Association, the National Democratic Club, the Greater Akron Chamber of Commerce, and the Cleveland Metropolitan Bar Association Diversity Action Committee.

Experience and Qualifications

Mr. Adkins has extensive experience serving as counsel to clients across a vast number of industries including diversified energy companies, governmental entities, housing authorities, and nonprofit organizations. He also serves as lead counsel for a number of public and private entities including Ohio's largest banking institution, a regional public hospital and two of Ohio's largest school districts. Mr. Adkins' expansive business and legal knowledge and his community leadership provide the S&T Board with public finance, business development, and strategic management experience which qualifies him to serve on the S&T Board.

David G. Antolik, Age 56



Director since 2019
President

Biographical Information

Mr. Antolik has been President of S&T and S&T Bank since January 2019. He was Interim Chief Executive Officer and President from April 1, 2021 to August 23, 2021. Mr. Antolik was Chief Lending Officer of S&T and S&T Bank from 2008 to October 2020. He previously served as Senior Executive Vice President of S&T and S&T Bank from 2008 until January 2019. Mr. Antolik also serves as the chairman of the IUP Research Institute and is a member of the Indiana County Development Corporation Board.

Experience and Qualifications

With 34 years of banking experience, including 15 years of senior management experience at S&T, Mr. Antolik's strong leadership capabilities and in-depth industry experience in commercial banking and implementing strategic initiatives provide the S&T Board with expertise that will contribute to the strategic growth of S&T. As our past Interim Chief Executive Officer and current President, Mr. Antolik provides unique insight to the S&T Board regarding our day-to-day operations, customer information, competitive intelligence, general trends in national and local banking and issues regarding our financial results.

Peter R. Barsz, Age 66



Director since 2019

Committees:
- Audit
- Compensation & Benefits
- Nominating & Corporate Governance

Biographical Information

Mr. Barsz is a Certified Public Accountant and has been a Partner at Barsz Gowie Amon & Fultz, LLC, an accounting firm, since July 2017 when Steger Gowie & Company merged with Merves Amon & Barsz LLC where Mr. Barsz became a partner in 1990. Mr. Barsz previously served on the board of DNB, the holding company for DNB First, N.A., from January 2018 until it was acquired by S&T in November 2019. Mr. Barsz serves as the appointed Treasurer and has served as the Finance Director of several municipalities in Chester and Delaware counties and is currently serving as Chairman of the Pennsylvania State Tax Equalization Board, an independent agency of the Commonwealth tasked with obtaining information on real estate sales throughout the state. Mr. Barsz also received an appointment by the Pennsylvania Legislature and is currently serving as a public member on the Legislative Audit Advisory Committee for the current and past three Legislative Sessions of the General Assembly. Mr. Barsz previously served as a director of two real estate holding companies located in Media, Pennsylvania as well as the Treasurer of the Foundation of the Delaware County Chamber of Commerce.

Experience and Qualifications

Mr. Barsz's extensive experience in accounting and providing management and financial consulting services to governmental and nonprofit entities, his deep community engagement, as well as his broad financial perspective qualify him to serve on the Audit Committee as an "audit committee financial expert" and on the S&T Board.

Christina A. Cassotis, Age 58



Director since 2017

Committees:
- Audit
- Compensation & Benefits (Chairperson)
- Executive
- Risk

Biographical Information

Ms. Cassotis has been the chief executive officer of the Allegheny County Airport Authority, which operates Pittsburgh International Airport and Allegheny County Airport since January 2015. Prior to that, Ms. Cassotis joined SH&E, Inc. in 1999, a global commercial aviation consulting firm, where she advised airports worldwide on strategy, business, and system planning. She went on to serve as managing officer for Airport Services for ICF-SH&E from 2007 to 2014, leading a global team of airport consultants. She also serves as a member of the board for the U.S. Travel Association, a member of the Board at the Federal Reserve Bank of Cleveland (Pittsburgh Branch) and a member of the International Aviation Women's Association. Ms. Cassotis served as a director of EQT Corporation from October 2018 until July 2019.

Experience and Qualifications

Ms. Cassotis has demonstrated that she is a strong, decisive, and strategic leader. Her ability to identify the complex relationship between organizations and the competitive environments in which they operate has allowed her to position her business interests for the future while paying attention to immediate demands. She is an innovative leader who has successfully directed necessary change through organizations to drive growth and deliver value which qualifies her to serve on the S&T Board.

Michael J. Donnelly, Age 65



Director since 2001

Committees:
- Compensation & Benefits
- Credit Risk

Biographical Information

Mr. Donnelly has been president of Indiana Printing and Publishing Company, Inc. since 1993. Mr. Donnelly has spent over 30 years working with the Indiana County Chamber of Commerce and the Indiana County Development Corporation in retaining and attracting many businesses in the Indiana, Pennsylvania area.

Experience and Qualifications

Mr. Donnelly's deep experience in managing and operating a local business provides the S&T Board with valuable insight into the issues addressing our local corporate and consumer borrowers. Mr. Donnelly's experience in developing appropriate compensation for the executives and senior management of his company qualifies him to serve on the S&T Board.

Jeffrey D. Grube, Age 69



Director since 1997

Committees:
- Audit
- Compensation & Benefits
- Credit Risk (Chairperson)
- Executive
- Risk

Biographical Information

Mr. Grube served as president of B.F.G. Manufacturing Service, Inc., which provides large volume plating, painting and powder coating services with facilities in Pennsylvania and New York from 1990 until his retirement in 2020. Mr. Grube's career as an executive in the manufacturing industry includes financial and engineering experience. Mr. Grube also served as a director on the board of a privately held company that supplies compliance products for lending solutions.

Experience and Qualifications

Mr. Grube's extensive experience working with small and medium-sized businesses provides the S&T Board with valuable experience regarding potential borrowers and customers, customer relations, lending issues and credit risk. Mr. Grube's executive and board experience in the manufacturing sector and experience with financial institutions allow him to bring relevant insight regarding regulatory and financial compliance issues to the S&T Board.

William J. Hieb, Age 66



Director since 2019

Committees:
- Credit Risk
- Executive
- Risk (Chairperson)

Biographical Information

Mr. Hieb served as the president and chief executive officer of DNB, the holding company for DNB First, N.A. since April 2016 until it was acquired by S&T in November 2019. He was a director of DNB since 2005 and a director of DNB First, N.A. since 2004. Mr. Hieb served as president and chief risk & credit officer of DNB from April 2011 to January 2016. Prior to that, Mr. Hieb served as president and chief operating officer of DNB from January 2005 to April 2011. Mr. Hieb is a board member of West Chester University's President Corporate Advisory Council. Mr. Hieb has previously served on the board of directors for the Chester County Chamber of Business and Industry, the Chester County Historical Society, the Chester County Economic Development Council, the Chester County Chamber of Business and Industry and its Foundation, the Pennsylvania Bankers Association, and The Housing Partnership of Chester County and Business Leadership Organized for Catholic Schools.

Experience and Qualifications

Mr. Hieb has acquired considerable knowledge and experience during his 41 years in commercial banking including lending, credit administration, and wealth management. In addition, his background supervising DNB's risk management function and operations during his career strengthens the Board's collective qualifications, skills and experience, and qualifies him to serve on the S&T Board.

Christopher J. McComish, Age 58



Director since 2021
Chief Executive Officer

Committees:
- Executive

Biographical Information

Mr. McComish has been Chief Executive Officer of S&T and S&T Bank since August 24, 2021. Previously, he was senior executive vice president of consumer banking of TCF Bank, leading all consumer banking lines of business as well as business banking and wealth management from July 2018 to June 2021. Prior to TCF Bank, he served as president and chief executive officer of Scottrade Bank, the banking subsidiary of Scottrade Financial Services, Inc. from August 2015 to December 2017. In addition, he served as head of personal banking and then as chief operating officer for personal and commercial banking at BMO Harris Bank from December 2008 to July 2015. He began his career at Wachovia Bank, where he spent over 20 years in various regional and line of business leadership roles.

Experience and Qualifications

With more than 35 years of banking experience, including 20 years of senior management experience in his banking career, Mr. McComish's strong leadership capabilities as a former chief executive officer, president and chief operating officer at other banking institutions and as senior executive vice president with a larger bank in the Midwest, provide the S&T Board with expertise that contributes to the strategic growth of S&T. As our Chief Executive Officer, Mr. McComish provides in-depth industry experience and insight in commercial banking, consumer banking, business banking and wealth management from a larger bank perspective. He also provides unique insight to the S&T Board regarding our day-to-day operations, strategic initiatives, general trends in national and local banking, and issues regarding our financial results.

Frank J. Palermo, Jr., Age 70



Director since 2013

Committees:
- Audit (Chairperson)
- Executive
- Nominating & Corporate Governance
- Risk

Biographical Information

Mr. Palermo is a Certified Public Accountant and has been the managing shareholder of Palermo/Kissinger & Associates, P.C., an accounting firm, since 1983. Mr. Palermo played an integral role in forming Gateway Bank of Pennsylvania ("Gateway"), where he served as chairman of the audit committee from its inception in 2004 through the date S&T acquired Gateway in 2012. Previously, Mr. Palermo served as a Certified Valuation Analyst as well. Mr. Palermo's career also includes 43 years in public accounting and five years as a vice president and controller at a community bank.

Experience and Qualifications

Mr. Palermo's background in accounting and finance, as well as his prior bank audit committee experience, bring a valuable perspective to the S&T Board both with respect to accounting, financial, and strategic aspects of S&T's business and to the Audit Committee on which he serves as an "audit committee financial expert." Mr. Palermo's extensive board experience qualifies him to serve on the S&T Board.

Christine J. Toretti, Age 66



Director since 1984

Committees:
- Executive (Chairperson)
- Risk

Biographical Information

Ms. Toretti was named Chairperson of the S&T Board and S&T Bank Board in 2018 and was formerly Vice Chairperson of the S&T Board and S&T Bank Board from 2013 to 2018. Ms. Toretti has been the president of Palladio, LLC, an investment holding company headquartered in Indiana, Pennsylvania, since 2011, was the chairman and chief executive officer of S.W. Jack Drilling Company from 1990 through 2010 and was the president of The Jack Company from 1988 through 2015. Ms. Toretti has been the president of Plum Production, Inc. since 1991, and president of CJT, LLC since 2002, each of which is a natural gas investment company. Ms. Toretti served as a director of EQT Corporation from October 2015 until July 2019.

Experience and Qualifications

Ms. Toretti's deep industrial and energy experience provides the S&T Board with a strategic outlook regarding lending and other commercial opportunities in these sectors. Her experience of leading a family business allows her to offer the S&T Board valuable management perspective and credit risk assessment with respect to our industrial and oil and gas borrowers, and her board experience, including in the role of chairperson of another company, qualifies her to serve as Chairperson of the S&T Board.

Steven J. Weingarten, Age 64



Director since 2015

Committees:
- Compensation & Benefits
- Executive
- Nominating & Corporate Governance (Chairperson)
- Risk

Biographical Information

Mr. Weingarten was an attorney at McNees Wallace & Nurick LLC from 1989 until 2019 and was a member there beginning in 1993. Additionally, he served as managing partner of McNees Wallace & Nurick LLC from 2002 to 2006. Mr. Weingarten previously served on the board of Integrity Bankshares, Inc. (Integrity) from 2003 until it was acquired by S&T in March 2015. Mr. Weingarten retired from the practice of law effective April 30, 2019. Until late 2021, Mr. Weingarten was involved in real estate investment as a member of TAV Partners, LP.

Experience and Qualifications

Mr. Weingarten's experience in managing McNees Wallace & Nurick LLC and in practicing real estate law, and the knowledge he gained from his service as a director of Integrity, qualify him to serve on the S&T Board.

Board Recommendation

 **The S&T Board Recommends a Vote "FOR ALL" of the Nominees.**

CORPORATE GOVERNANCE

Corporate Governance Guidelines

The S&T Board has developed and adopted the Guidelines which reflect S&T's commitment to following corporate governance best practices. The Guidelines are intended to promote the functioning of the S&T Board and its committees and provide a common set of expectations as to how the S&T Board should perform its functions. These Guidelines are not intended to modify or amend S&T's Articles of Incorporation, as amended (the "Articles of Incorporation") or By-laws. In the event of a discrepancy between these Guidelines and the Articles of Incorporation or the By-laws, the Articles of Incorporation and By-laws will always govern. The Guidelines are available on S&T's website, www.stbancorp.com, under Corporate Governance.

Director Independence

The S&T Board annually reviews and makes a determination as to the independence of its directors under the NASDAQ listing rules. In 2022, the S&T Board also considered all direct and indirect transactions described under "Transactions with Related Parties" in determining whether a director is independent. Finally, the S&T Board considered whether a director has any other material relationships with S&T and concluded that none of S&T's directors, other than Mr. Antolik and Mr. McComish, has any such relationship that impairs the director's independence. There were no other related party transactions other than those described under "Transactions with Related Parties" in this Proxy Statement. The Nominating Committee has the delegated responsibility to evaluate each director's qualifications for independence for the S&T Board and for the committees of the S&T Board. In accordance with the NASDAQ listing rules and interpretations, following review of the objective measures, the Nominating Committee and S&T Board also evaluate on a subjective basis each director's personal, familial and/or business relationship, regardless of dollar amount.

On January 25, 2023, the S&T Board affirmatively determined the following nine directors and director nominees are independent under the NASDAQ listing rules: Mr. Adkins, Mr. Barsz, Ms. Cassotis, Mr. Donnelly, Mr. Grube, Mr. Hieb, Mr. Palermo, Ms. Toretti, and Mr. Weingarten. As discussed below, all members of the Compensation and Benefits Committee (the "Compensation Committee") and the Nominating Committee are independent under the NASDAQ rules. In addition, the S&T Board determined that each of the members of the Audit Committee is independent under applicable SEC and NASDAQ rules. The S&T Board affirmatively determined that Mr. Antolik and Mr. McComish are the only non-independent directors as each is an executive officer of S&T. Robert E. Kane, who served as a director until May 16, 2022 when he did not stand for re-election, also qualified as independent during the period he served on the S&T Board.

Board Structure; Board and Committee Meetings

There are currently 11 directors comprising the S&T Board. The S&T Board currently has established six standing committees: Audit, Compensation and Benefits, Credit Risk, Executive, Nominating and Corporate Governance, and Risk. Each Board Committee serves as a board committee of S&T Bank in addition to being a Board committee of S&T.

During 2022, the S&T Board held eight board meetings, with the following number of meetings held by the S&T Board committees: Audit, four; Compensation and Benefits, five; Credit Risk, four; Nominating and Corporate Governance, four; and Risk, four. The Executive Committee, which meets as often as it determines is necessary and appropriate, did not meet during 2022. Each director attended at least 75% of the aggregate number of meetings of the S&T Board and the committees on which he or she served during 2022. Independent members of the S&T Board meet at least twice per year in regularly scheduled executive sessions without management present. The independent Chairperson of the Board presides over all executive sessions. The S&T Board has implemented a formal policy that strongly encourages director attendance at the annual meeting of shareholders. In 2022, all of S&T's directors attended the annual meeting of shareholders.

Corporate Governance

Separate Roles of Chairperson and Chief Executive Officer

The S&T Board believes that, as part of our efforts to embrace and adopt good corporate governance practices, different individuals should hold the positions of Chairperson of the Board and Chief Executive Officer ("CEO") to aid in the S&T Board's oversight of management. The S&T Board believes that separation of the roles of Chairperson and CEO is the best governance model for S&T and its shareholders at this time. Under this model, our Chairperson, a non-executive position, can devote his or her attention to assuring that S&T has the proper governance controls in place; that the S&T Board is properly structured from the standpoints of membership, size and diversity; and that management has the support it needs from the S&T Board to carry out our strategic priorities. The CEO, relieved of the duties normally performed by the Chairperson, is free to focus his or her entire attention on growing and strengthening the business.

The duties of the non-executive Chairperson of the Board include:

- presiding over all meetings of the S&T Board;

- preparing the agenda for S&T Board meetings with the Secretary and in consultation with the CEO and other members of the S&T Board;

- ensuring the S&T Board fulfills its role in overseeing and monitoring management and operations of S&T and protecting the interests of S&T and its shareholders;

- ensuring the S&T Board receives timely, accurate and complete information and the decision time necessary to make informed judgments;

- assigning tasks to the appropriate committees of the S&T Board;

- establishing a relationship of trust with the CEO, and providing advice and counsel while respecting the executive responsibilities of the CEO;

- promoting effective relationships and open communication, both inside and outside the boardroom, between senior management and the S&T Board;

- communicating the S&T Board's evaluation of the CEO's annual performance together with the Compensation Committee Chairperson; and

- presiding over all meetings of shareholders.

We believe that the current composition of the S&T Board, the S&T Board committees as presently constituted and the leadership structure of the S&T Board enable the S&T Board to fulfill its role in overseeing and monitoring the management and operations of S&T and to protect the interests of S&T and its shareholders.

The S&T Board's Role in Risk Oversight

Role of the S&T Board

The S&T Board with the assistance of the Risk Committee, whose members constitute the Board Chairperson and the chairpersons from each of the Board Committees discussed below, oversees an enterprise-wide approach to risk management ("ERM"), designed to support the achievement of strategic goals, to improve long-term organizational performance and to enhance shareholder value. The Board's oversight primarily focuses on material risks and any notable emerging themes to ensure S&T's risk management is adequate. The chair of the Risk Committee, in collaboration with the Board Chairperson, helps ensure that the Board has appropriate discussions on risk topics. The Risk Committee is responsible for reviewing and recommending to the Board for approval certain risk appetites taking into account S&T's structure, risk profile, complexity, activities, size, and other appropriate risk-related factors. The Risk Committee considers current risks, which include the respective timeframes reflected by those risks, emerging risks, and future threats.

The Risk Committee is responsible for overseeing S&T's risk management activities and the effectiveness of its ERM framework. The Risk Committee is also responsible for monitoring our compliance risk with respect to regulatory and legal matters. Director Hieb, Risk Committee Chairperson, meets the independence standards for directors required by the SEC and NASDAQ. The Risk Committee recommends to the S&T Board the risk appetite or broad level of risk that is appropriate for S&T to accept. S&T's risk appetite is an important piece of an effective ERM framework that reinforces risk culture and is a core instrument for better aligning overall corporate strategy, capital allocation, and risk.

Our Risk Committee's primary purpose is to provide assistance to the Board in fulfilling its fiduciary responsibilities with respect to its oversight and assessment of S&T's ERM framework, including among other things, the identification, assessment, measurement, monitoring, and management of the following major risk categories: Credit, Market, Liquidity, Operational, Information Technology Operational and Security, Compliance, Legal, Reputational, and Strategic. The Risk Committee meets quarterly or as often as it determines is necessary and appropriate. As with the other committees of the Board, the Risk Committee has the authority to consult with outside advisors as it deems necessary or appropriate to discharge its duties and responsibilities.

The S&T Board, with the assistance of the Risk Committee of the Board, delegates the authority and responsibility for and ensuring alignment of the risk appetite with the strategic objectives to the management-level Enterprise Risk Management Committee (the "ERM Committee"). The ERM Committee serves as the primary risk management forum for monitoring S&T's risk exposures by reviewing key risk indicators or guidelines to proactively monitor both the level and direction of risk as well as key performance indicators to monitor progress toward achievement of strategic goals. By utilizing a comprehensive and standardized view of the nature and level of risk to which we are exposed and the interaction of the various risk components identified in our ERM program, we are better able to assess and manage our risk and react to uncertainties.

The ERM Program utilizes a three lines of defense model to delegate responsibility for critical risk management processes across the business functions and operational areas, as well as risk management, compliance, and internal audit teams. S&T's first line of defense consists of business areas and operational teams across S&T Bank, and is responsible for identifying, assessing, mitigating, monitoring, and managing risk within their respective areas. The Bank's risk management functions represent the second line of defense. These functions are led by the Chief Risk Officer ("CRO") and includes a team consisting of a Deputy CRO, Chief Appraisal Officer, Chief Compliance Officer, Chief Security Officer, Director of Credit Risk Review and Director of Operational Risk Management. S&T's Audit and Advisory Department represents the third line of defense, which provides independent and objective assurance to senior management and the Board regarding first and second line risk management functions, internal controls, and governance processes.

Our ERM Committee, which is comprised of members of our executive leadership, including the CRO, CEO, President, Chief Financial Officer, Chief Credit Officer, Chief Commercial Banking Officer, Chief Human Resources Officer, Chief Audit Executive ("CAE"), and General Counsel, meets at least quarterly to discuss the risk exposures of the enterprise, reviews changes to those exposures based on internal and external events, takes action to manage and mitigate such risks, discusses significant policy changes, new products/services, model risk management reviews, and ERM reports before presentation to the Risk Committee, and promotes proper risk management practices throughout S&T. A corporate policy approved by the Risk Committee governs the ERM Committee. The ERM Committee also operates pursuant to a written charter that is formally approved by the Risk Committee.

Pursuant to our Risk Committee charter, the CRO reports directly to the CEO, but has direct access to the Risk Committee, without impediment, and provides regular communication to the Risk Committee regarding risk management and regulatory compliance activities and other matters as the CRO determines necessary. The Risk Committee reviews and approves the appointment, replacement or dismissal of the CRO and oversees CRO succession planning.

Corporate Governance

The CRO, as the administrator of the ERM program, regularly meets with management, including the CEO, to discuss the primary areas of risk identified above as part of the ERM program. As necessary, the Risk Committee meets with the CRO to discuss and analyze risks to S&T without management present.

The Audit Committee is responsible for oversight of financial risk, including internal controls which encompasses disclosure controls and procedures, and for the oversight of all trust activities consistent with the Federal Deposit Insurance Corporation's Statement of Principles of Trust Department Management. The Audit Committee annually reviews and evaluates our internal audit function, and at least quarterly or as needed meets with our CAE to review and assess internal audit risks including during executive sessions without management present. The Audit Committee reviews and approves the appointment, replacement, or dismissal of the CAE, and reviews with the CAE the plans, activities, staffing, and organizational structure of the Audit and Advisory Services Department. The Audit Committee meets quarterly or as often as it determines is necessary and appropriate.

The Compensation and Benefits Committee ("Compensation Committee") is responsible for assessing and mitigating risks associated with S&T's human capital and compensation practices, both with respect to S&T's NEOs (as further described in the Compensation Discussion and Analysis ("CD&A") section of this Proxy Statement) and its employees generally. The Compensation Committee reviews the incentive compensation arrangements for S&T's NEOs with the CRO at least annually to discuss and evaluate the risk posed to S&T by its employee compensation plans and to ensure that the compensation arrangements do not encourage the NEOs to take unnecessary and excessive risks that threaten the value of S&T. The Compensation Committee meets quarterly or as often as it determines is necessary and appropriate.

Our Credit Risk Committee is responsible for reviewing the credit administration risk management practices and reporting; the performance of the independent credit risk review function and its assessment of the management of credit risk arising from the lending and lending-related functions of S&T; the review of commercial lending activity, including portfolio reviews; the credit policy approval; and providing guidance on pertinent credit risk matters including loan-related strategies.

The Credit Risk Committee meets quarterly or as often as it determines is necessary and appropriate. The Credit Risk Committee reviews and approves the appointment, replacement, or dismissal of the Director of Credit Risk Review and at least annually reviews with the Director of Credit Risk Review the plans, activities, staffing and organizational structure of the credit risk review function. At least quarterly or as needed, the Credit Risk Committee meets with the Director of Credit Risk Review to discuss and analyze credit risks to S&T without management present.

The Executive Committee is responsible for exercising the authority to act on behalf of the S&T Board between meetings of the S&T Board to the fullest extent permitted by law. The Executive Committee meets as often as it determines is necessary and appropriate.

Employee Compensation Policies and Managing Risk

We believe our approach to goal setting, setting of targets with payouts at multiple levels of performance, and evaluation of performance results assists in mitigating excessive risk taking that could harm our value or reward poor judgment by our executives. We believe that several features of our compensation policies and programs reflect sound risk management practices, such as basing incentive awards on the achievement of a predetermined earnings per share ("EPS") goal, an audited number, and granting restricted awards subject to a three year tiered time or three year cliff performance vesting that serves the additional purposes of encouraging senior management to make current decisions that promote long-term growth, promoting retention of senior management and encouraging senior management to meet stock ownership guidelines. All awards granted under S&T Bancorp, Inc.'s 2021 Incentive Plan (the "2021 Incentive Plan") were subject to Compensation Committee review and approval based upon corporate and/or individual performance.

The incentive plan for senior management, as described in the CD&A section below, contains a "Minimum Gateway Requirement" (other than for time-based awards) and a "Shareholder Protection Feature," which provide that awards will not be made unless S&T achieves a Return on Average Equity of at least 5% and maintains well capitalized capital ratio requirements, as established by applicable regulatory authorities, respectively. We believe we have allocated our compensation among base salary and short and long-term compensation target opportunities in such a way as to not encourage excessive risk-taking. The Compensation Committee also reviews compensation and benefits plans affecting employees in addition to those applicable to executive officers. Based on the review by the Compensation Committee, the S&T Board determined that it is not reasonably likely that S&T's compensation and benefit plans would have a material adverse effect on S&T.

Audit Committee

The members of the Audit Committee are Peter R. Barsz, Christina A. Cassotis, Jeffrey D. Grube, and Frank J. Palermo, Jr. (Chairperson). All members meet the independence standards for audit committees established by the SEC and NASDAQ. A written charter approved by the S&T Board governs the Audit Committee and complies with current NASDAQ Rules relating to charters and corporate governance. The Audit Committee reviews the adequacy of this charter annually and recommends any proposed changes to the S&T Board. A copy of the charter is included on S&T's website www.stbancorp.com, under Governance. The Audit Committee has provided information regarding the functions performed by the Audit Committee and its membership in the "Report of the Audit Committee," included in this Proxy Statement on page 67.

The Board has determined that Frank J. Palermo, Jr., CPA, Chair of the Audit Committee and Peter R. Barsz, CPA each qualify as an "audit committee financial expert" as defined in regulations issued pursuant to the Sarbanes-Oxley Act of 2002. The Audit Committee annually reviews the independent registered public accounting firm's performance and independence in deciding whether to retain the firm or engage a different independent registered public accounting firm. As part of this review, the Audit Committee considers, among other things, the following:

- The independent registered public accounting firm's continued independence and objectivity;

- The capacity, depth, financial services knowledge and public company experience of the independent registered public accounting firm;

- The quality and candor of the independent registered public accounting firm's communications with the Audit Committee and Management;

- The desired balance of the independent registered public accounting firm's experience and fresh perspective as a result of mandatory audit partner rotation;

- External data on audit quality and performance, including recent Public Company Accounting Oversight Board (PCAOB) reports on the independent registered public accounting firm and its peer reviews;

- The quality and efficiency of the audit firm's audit plans and performance conducting S&T's audit;

- The appropriateness of the independent registered public accounting firm's fees for audit and non-audit services;

- The independent registered public accounting firm's effectiveness of communications and working relationships with the Audit Committee, Internal Audit, and management; and

- The independent registered public accounting firm's tenure as S&T's independent registered public accounting firm, including the benefits of having a long-tenured auditor and controls and processes that help safeguard the firm's independence.

The Audit Committee has the authority to consult with outside advisors as it deems necessary or appropriate to discharge its duties and responsibilities.

Corporate Governance

Compensation and Benefits Committee

The members of the Compensation Committee are Peter R. Barsz, Christina A. Cassotis (Chairperson), Michael J. Donnelly, Jeffrey D. Grube, and Steven J. Weingarten. The Compensation Committee's primary function is to recommend to the S&T Board action on executive compensation and compensation and benefit changes brought to it by management. A written charter approved by the S&T Board governs the Compensation Committee and complies with current NASDAQ Rules relating to charters and corporate governance. The Compensation Committee reviews the adequacy of this charter annually and recommends any proposed changes to the S&T Board. A copy of the charter is included on S&T's website www.stbancorp.com, under Governance. The Compensation Committee is comprised entirely of independent board members, as defined by NASDAQ listing standards.

The Compensation Committee is responsible for our stated compensation strategies, goals and purposes, ensuring that there is a strong link between the economic interests of management and shareholders; that members of management are rewarded appropriately for their contributions to company growth and profitability; that the executive compensation strategy supports organization objectives and shareholder interests; and that human capital programs and policies, including with respect to management development, succession planning and diversity and inclusion initiatives are effective. The Compensation Committee must provide clear direction to management to ensure that its policies and procedures are carried out in a manner that achieves balance and is consistent with safety and soundness. It approves any material exceptions or adjustments to the incentive compensation arrangements established for senior management, and carefully considers and monitors the effects of any approved exceptions or adjustments. In support of the Compensation Committee's responsibilities, S&T has an Incentive Compensation Steering Committee ("Steering Committee"), which operates under a formal management committee charter and whose members consist of the CEO, the President, the Chief Financial Officer, the CRO, the Chief Human Resource Officer and any other officer that the Compensation Committee deems appropriate. The Steering Committee reviews all incentive plans to ensure that they are equitable across all business lines, tie to organizational goals, do not encourage excessive risk-taking and are not designed to incentivize conduct that violates law. As part of the Steering Committee's responsibilities, it applies the safety and soundness guidelines established in our formal Incentive Compensation Arrangements policy.

The Compensation Committee receives and reviews, on an annual or more frequent basis, an assessment by management, with appropriate input from risk management personnel, of the effectiveness of the design and operation of the organization's incentive compensation system in providing appropriate risk-taking incentives. It also reviews periodic reports of incentive compensation awards and payments relative to risk outcomes. It ensures that the incentive compensation arrangements for S&T do not encourage employees to take risks that are beyond S&T's ability to manage effectively. It also performs other related duties as set forth in its written charter.

The process, policies and specific determinations of the Compensation Committee with respect to compensation of our NEOs for fiscal 2022, including management's role in such process, are described in greater detail in the CD&A section of this Proxy Statement.

The Compensation and Benefits Committee Report is on page 44 of this Proxy Statement.

The Compensation Committee has the authority to consult with outside advisors as it deems necessary or appropriate to discharge its duties and responsibilities.

Nominating and Corporate Governance Committee

The members of the Nominating Committee are Lewis W. Adkins, Jr., Peter R. Barsz, Frank J. Palermo, Jr. and Steven J. Weingarten (Chairperson). The Nominating Committee's functions are to assist the S&T Board in annually reviewing the qualifications and independence of the members of the S&T Board and its various committees as well as the composition and structure of the S&T Board; to review and make recommendations to the S&T Board as to its committee structure, functions and composition on a periodic basis; to oversee the annual assessment of the performance of the S&T Board, its committees and its directors, including whether its committees are functioning effectively; to recommend director nominees to the S&T Board to submit for election by shareholders; and to provide guidance to the S&T Board on corporate governance issues. Prior to beginning the annual assessment of the S&T Board and its committees, the Nominating Committee considers possible enhancements to the process to ensure continued effectiveness. Any feedback on the assessment process from the prior year is incorporated. During 2022, the Nominating Committee, with assistance and input from the Board Chairperson, enhanced its assessment process to make it more robust and to include three separate assessments, an S&T Board self-assessment, a committee self-assessment that is specific to each committee and an individual director self-assessment. The results of the S&T Board and committee self-assessments are reviewed by the Chair of the Nominating Committee and the Board Chairperson, then shared, reviewed and discussed with the entire Nominating Committee. To encourage candor, the individual director self-assessments are shared only with the Chair of the Nominating Committee and the Board Chairperson. The Chair of the Nominating Committee and the Board Chairperson, individually or together, may hold one-on-one discussions with individual directors to further discuss the S&T Board, committee and individual director self-assessments. The self-assessments pay particular attention to the S&T Board's oversight of our risk management framework, S&T Board refreshment, the structure of the S&T Board and its committees and the S&T Board's ability to take actions and make decisions efficiently and independently from management.

In addition, the Nominating Committee reviews all transactions with related parties, as further described on page 64 of this Proxy Statement. The Nominating Committee oversees the S&T Director Orientation Program and the continuing education programs for all directors. To assist in remaining current with their board duties and committee responsibilities, the S&T Board participates in the Bank Directors' Membership Program. This program offers the directors access to the BankDirector.com online video training series, a wide range of in-person conferences, periodic hard copy and digital magazines, and peer-based and webinar educational programs on corporate governance, committee duties, board leadership and industry developments.

A written charter approved by the S&T Board governs the Nominating Committee and complies with current NASDAQ Rules relating to charters and corporate governance. The Nominating Committee reviews and reassesses the adequacy of this charter annually and recommends any proposed changes to the S&T Board. A copy of the charter is included on S&T's website www.stbancorp.com, under Governance. The Nominating Committee is comprised entirely of independent board members, as defined by NASDAQ listing standards.

The Nominating Committee has the authority to consult with outside advisors as it deems necessary or appropriate to discharge its duties and responsibilities.

Director Qualifications and Nominations; Board Diversity

The Nominating Committee has adopted, and the S&T Board has ratified, a corporate policy for identifying and evaluating candidates for membership on the S&T, Board. The Nominating Committee identifies potential candidates based on suggestions from directors, officers of S&T, and S&T shareholders. An S&T shareholder may make a director nomination in accordance with Section 202 of S&T's By-laws and applicable law. The procedure under Section 105 of the By-laws provides that a notice relating to the nomination must be timely given in writing to the Secretary of S&T, at 800 Philadelphia Street, Indiana, Pennsylvania 15701, prior to the annual meeting. To be timely, the notice must be delivered not earlier than the close of business on the 120th day (January 17, 2024), nor later than the close of business on the 90th day (February 16, 2024), prior to the first anniversary of the preceding year's annual meeting (May 16, 2024), unless the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, in which case we will notify you of the new deadlines. Among other requirements, such notice must be accompanied by the nominee's written consent to be named in the applicable proxy statement and contain information relating to the business experience and background of the nominee and the nominee's holdings of S&T Common Stock and information

Corporate Governance

with respect to the nominating shareholder. There are no differences in the manner in which the Nominating Committee considers and evaluates candidates for membership on the S&T Board based on whether such candidate is recommended by a shareholder, the Nominating Committee, or by any other source.

In evaluating and selecting nominees to the S&T Board, the Nominating Committee takes into account all factors and criteria it considers appropriate, which includes but is not limited to the following: high personal and professional integrity; sound independent judgment and exceptional ability; business experience; collaborative approach to engagement and oversight; inquisitive and objective perspective; area of residence in relationship to S&T's geographic market; other directorship experience that would be beneficial to the S&T Board and management of S&T; diversity of experience relative to that of other S&T directors; diversity of age, gender, minority status, and level and type of education; whether the candidate will be effective in serving the long-term interests of S&T's shareholders; whether the candidate has sufficient time and energy to devote to the affairs of S&T; whether the candidate possesses a willingness to challenge and stimulate management and the ability to work as part of a team; whether the candidate meets the independence requirements of the NASDAQ listing standards; whether the candidate is free from conflicts of interest with S&T; whether the candidate has any other skills and qualifications identified from time by the Board; and any other factors related to the ability and willingness of a new director to serve or an existing director to continue his or her service.

The matrix below summarizes the self-identified gender and demographic background statistics for the Board as required by NASDAQ, specified by individual director.

S&T Bancorp Board Diversity Matrix (as of April 3, 2023)											
Board Composition											
	Lewis W. Adkins, Jr.	David G. Antolik	Peter R. Barsz	Christina A. Cassotis	Michael J. Donnelly	Jeffrey D. Grube	William J. Hieb	Christopher J. McComish	Frank J. Palermo, Jr.	Christine J. Toretti	Steven J. Weingarten
Gender Identity											
Male	X	X	X		X	X	X	X	X		X
Female				X						X	
Non-Binary											
Did Not Disclose Gender											
Demographic Background											
African American or Black	X										
Alaskan Native or Native American											
Asian											
Hispanic or Latinx											
Native Hawaiian or Pacific Islander											
White		X	X	X	X	X	X	X	X	X	X
Two or More Races or Ethnicities											
LGBTQ+											
Did Not Disclose Demographic Background											

The Nominating Committee may engage a third-party search firm to assist it in identifying director candidates and did so in 2022. S&T did not receive any timely shareholder nominations for a director for consideration for this Annual Meeting.

Shareholder Communications with Directors

Shareholders who desire to communicate with the S&T Board or a specific director should send any communication, in writing, to S&T Bancorp, Inc., 800 Philadelphia Street, Indiana, Pennsylvania 15701, Attention: Secretary. Any such communication should state the number of shares beneficially owned by the shareholder. S&T's Secretary will initially review all communications received in accordance with the Shareholders Communication Policy adopted by the S&T Board. The Secretary will relay all such communications to the appropriate director or directors on a periodic basis unless the Secretary determines that the communication does not relate to the business or affairs of S&T or the functioning or constitution of the S&T Board or any of its committees; relates to routine or insignificant matters that do not warrant the attention of the S&T Board; is an advertisement or other commercial solicitation or communication; is frivolous or offensive; or is otherwise not appropriate for delivery to directors. The director or directors who receive any such communication will have discretion to determine whether the subject matter of the communication should be brought to the attention of the full S&T Board or one or more of its committees and whether any response to the person sending the communication is appropriate. Any such response will be made through S&T's management and only in accordance with S&T's policies and procedures and applicable laws and regulations relating to the disclosure of information. If the Secretary believes the communication may be a complaint relating to any questionable accounting, internal accounting controls or auditing matter ("Covered Matter"), the Covered Matter will be handled in accordance with S&T's Complaints Regarding Accounting, Internal Accounting Controls or Auditing Matters Policy ("Whistleblower Policy"). A copy of the Whistleblower Policy is included on S&T's website www.stbancorp.com, under Governance.

Code of Conduct and Ethics

The S&T Board has adopted a General Code of Conduct for directors, officers, and employees and has further adopted a Code of Conduct for the (CEO) and Chief Financial Officer ("CFO") (the "Senior Officer Code", which contains additional provisions separate from the General Code of Conduct applicable to our Chief Executive Officer (CEO) and Chief Financial Officer (CFO)). Both the General Code of Conduct and the Senior Officer Code are posted on S&T's website www.stbancorp.com, under Governance. The General Code of Conduct addresses the professional, honest and candid conduct of each director, officer and employee; conflicts of interest, disclosure process, and compliance with laws, rules and regulations (including insider trading laws); corporate opportunities, confidentiality, self-dealing and fair dealing; and protection and proper use of company assets. It also encourages reporting any illegal or unethical behavior. The Senior Officer Code addresses the CEO and CFOs duty to report certain significant deficiencies in S&T's internal control over financial reporting or fraud involving financial reporting, disclosures, or internal control over financial reporting and other violations of laws. A waiver of the General Code of Conduct for an executive officer or director of S&T (or a waiver of the Senior Officer Code for the CEO or CFO) may be made only by the S&T Board and must be promptly disclosed as required by SEC or NASDAQ rules. S&T will disclose any such waivers, as well as any amendments to the General Code of Conduct or the Senior Officer Code, on S&T's website. Shareholders may obtain a printed copy of the Code of Conduct or the Senior Officer Code by contacting the Secretary at the address previously provided.

Political Activity/Contributions

S&T recognizes the inherent risks and responsibilities of good citizenship. Employees are encouraged to take part in political activities on their own time and in their own name, so long as their participation does not affect their job performance; however, employees may not solicit campaign funds or engage in other forms of electioneering on business premises. S&T generally refrains from making contributions of anything of value to directly/indirectly influence an election for political office. This includes the use of company facilities and

Corporate Governance

equipment, loan of employees, loan or advances (other than under normal credit standards), furnishing of transportation, or special duplicating services. In the past fiscal year, S&T has spent no money and contributed nothing of value for political advocacy.

Employee, Officer and Director Hedging

Directors, officers, and employees are prohibited from engaging in any hedging transactions (including transactions involving options, puts, calls, prepaid variable forward contracts, equity swaps, collars and exchange funds, or other derivatives) that are designed to hedge or speculate on any change in the market value of S&T's securities.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee was at any time during fiscal 2022 an officer or employee of S&T or any of our subsidiaries, and no member has ever served as an officer of S&T. None of our executive officers serves or, during fiscal year 2022, served as a member of the board of directors or the compensation committee of any entity that has one or more executive officers serving as a member of the S&T Board or Compensation Committee.

Compensation Consulting and Advisory Services Fees

In 2022, Aon plc ("Aon") performed services for the Compensation Committee with respect to recommendations for the appropriate compensation level for the President and CEO; for evaluation of and recommendations for S&T's peer banks; for an analysis of S&T's executive compensation, including the NEOs, compared with S&T's peer banks; and for refinements to the Management Incentive Plan and Long-Term Incentive Plan.

In 2022, the Compensation Committee reviewed and assessed the independence of Aon and concluded that Aon's work did not raise any conflicts of interest and that they are independent. In reaching these conclusions, the Compensation Committee considered the factors set forth in the SEC rules and NASDAQ listing standards.

Environmental, Social and Governance Practices

S&T's 2022 Corporate Responsibility Report provides S&T's environmental, social and governance practices and can be found at https://www.stbank.com/corporateresponsibility.

DIRECTOR COMPENSATION

The Nominating Committee annually reviews S&T's director compensation and makes recommendations to the Board. S&T's director compensation is designed to align the S&T Board with its shareholders and to attract, motivate and retain high performing members critical to S&T's success. A directors' compensation analysis including a peer comparison is completed annually. The objective is to evaluate our director compensation against our peer group to ensure S&T's compensation practices for our directors are consistent with banks our size and within similar markets. S&T uses a combination of cash and restricted units to attract and retain qualified candidates to serve on the Board. Restricted stock grants are intended to align directors' interests with those of S&T's shareholders.

In 2022, our non-employee directors received compensation for serving on the S&T Board and attending Board and committee meetings, or educational seminars, in the amounts described below. Employee members of the S&T Board receive no additional compensation for participation on the S&T Board. We reimbursed various directors for amounts expended for traveling to our meetings and to educational seminars. We determined these amounts were consistent with our guidelines and thus are not included in the 2022 Director Compensation table.

Directors' Fees	
Annual Cash Retainer	$60,000
Annual Stock Award[1]	50,000
Educational Seminar Fee	1,000

Board and Committee Chairperson Retainer Fees	
Chairperson	$90,000
Audit Chairperson	20,000
Compensation and Benefits Chairperson	12,500
Credit Risk Chairperson	12,500
Nominating and Corporate Governance Chairperson	12,500
Risk Committee Chairperson	12,500

(1) On May 16, 2022, the S&T Board approved an annual unit award valued at $50,000, resulting in 1,832 shares of S&T Common Stock based on that day's $27.30 per share closing price with 100% vesting on May 15, 2023.

Director Compensation

The following table provides information concerning compensation paid by S&T to its non-employee directors during 2022.

Director Compensation Table for Fiscal Year 2022

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) [1][2]	Total ($)
Lewis W. Adkins, Jr.	63,000	50,000	113,000
Peter R. Barsz	68,000	50,000	118,000
Christina A. Cassotis	73,500	50,000	123,500
Michael J. Donnelly	61,000	50,000	111,000
Jeffrey D. Grube	73,500	50,000	123,500
William J. Hieb	73,500	50,000	123,500
Robert E. Kane [3]	—	—	—
Frank J. Palermo, Jr	81,000	50,000	131,000
Christine J. Toretti	151,000	50,000	201,000
Steven J. Weingarten	76,500	50,000	126,500

(1) The S&T Board awarded 1,832 restricted shares of Common Stock to each non-employee director on the S&T Board on May 16, 2022, with such shares vesting in full on May 15, 2023. The fair market value of the Common Stock granted on May 16, 2022 was $27.30 per share calculated based on the closing value as of May 16, 2022. The values for stock awards in this column represent the grant date fair value of the restricted shares granted in 2022, computed in accordance with FASB ASC Topic 718. Information about the assumptions used to value these awards can be found in Note 23 "Incentive and Restricted Stock Plan and Dividend Reinvestment Plan" in our Annual Report on Form 10-K for the year ended December 31, 2022. This column includes the value of these stock awards, all of which were issued under the 2021 Incentive Plan.

(2) As of December, 31, 2022, each director had unvested awards of 1,832 restricted units except for Mr. Kane who retired effective with the annual meeting in 2022.

(3) Mr. Kane retired effective with the annual meeting in 2022. He received no fees or awards in 2022.

Directors' Stock Ownership

The Board has adopted stock ownership guidelines for the directors of S&T. The guidelines require each director to own at least $100,000 in market value of Common Stock within one year of being elected to the Board in order to be nominated for reelection as a continuing director candidate for a second or third term of service. To be nominated for reelection as a continuing member of the Board for a fourth, or more, term of service, such continuing director candidate must own at least $250,000 in market value of the Common Stock. Each of our directors, other than Mr. Adkins, satisfied the stock ownership guidelines as of January 25, 2023, the date of nomination. In the case of Mr. Adkins, the Board decided to grant a one-time exception to the guidelines given Mr. Adkins's holdings of $204,236 on such date, his longstanding compliance with the guidelines, and his agreement to meet the guidelines no later than May 31, 2023.

PROPOSAL 2: RATIFICATION OF THE SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2023

The Audit Committee of the S&T Board appointed the firm of Ernst & Young LLP (Ernst & Young) as its independent registered public accounting firm ("Independent Accountants"), to audit and report on S&T's financial statements for the fiscal year ending December 31, 2023. The S&T Board now recommends that S&T's shareholders ratify this appointment.

We are not required to have the shareholders ratify the selection of Ernst & Young as our independent registered public accounting firm. We are doing so because we believe it is a matter of good corporate practice. If the shareholders do not ratify the selection, the Audit Committee will reconsider whether or not to retain Ernst & Young but may nevertheless decide to continue to retain such independent registered public accounting firm. Even if the selection is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such change would be in the best interests of S&T and its shareholders.

Ernst & Young has no direct or indirect financial interest in S&T or in any of its subsidiaries, nor has it had any connection with S&T or any of its subsidiaries in the capacity of promoter, underwriter, voting trustee, director, officer, or employee. Representatives of Ernst & Young are expected to be present at the virtual Annual Meeting and will be afforded an opportunity to make a statement if they desire to do so. It is also expected they will be available to respond to appropriate questions.

Fees Paid to Independent Registered Public Accounting Firm

The financial statements of S&T are audited annually by an independent registered public accounting firm. For the fiscal years ended December 31, 2022 and December 31, 2021, the audit was performed by Ernst & Young. Fees for professional services provided by Ernst & Young in each of the last two fiscal years are summarized below:

	2022	2021
Audit Fees	$1,060,012	$1,066,230
Audit-Related Fees	28,675	28,675
Tax Fees	298,982	284,877
All Other Fees	0	0
	$1,387,669	$1,379,782

"Audit Fees" for 2022 and 2021 include fees for audit services associated with the annual audit, the reviews of S&T's quarterly reports on Form 10-Q, accounting, consultations, and SEC registration statements.

"Audit-Related Fees" for 2022 and 2021 include fees billed for U.S. Department of Housing and Urban Development compliance procedures.

"Tax Fees" include fees for tax compliance work for the Wealth Management division for client fiduciary tax returns performed in 2022 and 2021.

There were no "All Other Fees" for 2022 and 2021.

Proposal 2: Ratification of the Selection of Independent Registered
Public Accounting Firm For Fiscal Year 2023

Pre-Approval Policies and Procedures

The Audit Committee is responsible for the approval of all services performed by S&T's independent registered accounting firm. All services provided by Ernst & Young in 2022 were pre-approved by the Audit Committee. The Audit Committee is required to pre-approve all audit and non-audit services performed by the

Independent Accountants to assure that the provision of such services does not impair the Independent Accountant's independence. In addition, any proposed services exceeding pre-approved cost levels will require specific pre-approval by the Audit Committee. The Audit Committee may delegate pre-approval authority to one or more of its members. The member or members to whom such authority is delegated will report any pre-approval decisions to the Audit Committee at its next scheduled meeting for ratification. The Audit Committee does not delegate its responsibilities to pre-approve services performed by the Independent Accountants to management.

Board Recommendation

THE S&T BOARD RECOMMENDS A VOTE "FOR" FOR RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP AS S&T's INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2023.

PROPOSAL 3: ADVISORY VOTE TO APPROVE COMPENSATION OF S&T'S NAMED EXECUTIVE OFFICERS

S&T believes that our overall executive compensation program, as described in the "Compensation Discussion and Analysis" section elsewhere in this Proxy Statement, is designed to pay for performance and directly aligns the interest of our executive officers with the long-term interests of our shareholders.

As required by Section 14A of the Exchange Act, S&T is providing its shareholders a vote to approve, on a non-binding advisory basis, the compensation of our NEOs as disclosed in this Proxy Statement in accordance with the SEC's rules. This vote is not intended to address any specific item of compensation or the compensation of any particular officer, but rather the overall compensation of our NEOs and our compensation philosophy, policies, and practices. Pursuant to Section 14A of the Exchange Act, the S&T Board recommended, and the shareholders subsequently approved on an advisory basis at the 2018 annual meeting of shareholders, that this advisory proposal on executive compensation be submitted to shareholders annually. S&T expects to hold the next advisory vote on the frequency of the advisory vote on compensation at the annual meeting of shareholders in 2024.

Accordingly, S&T is presenting the following advisory proposal, commonly known as the "say-on-pay proposal," for shareholder approval:

"Resolved, that the shareholders hereby approve, on a non-binding basis, the compensation of our Named Executive Officers as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K, which disclosure includes the compensation discussion and analysis, the compensation tables and all related material."

Because your vote is advisory, it will not be binding upon the S&T Board. In the event this proposal is not approved by our shareholders, it will not be construed as overruling a decision by the S&T Board or the Compensation Committee, nor create or imply any additional fiduciary duty by the S&T Board or our Compensation Committee, nor will it be construed to restrict or limit the ability of our shareholders to make proposals for inclusion in proxy materials related to executive compensation. Notwithstanding the foregoing, the S&T Board and the Compensation Committee will consider the non-binding vote of our shareholders on this proposal when reviewing compensation policies and practices in the future.

Board Recommendation

THE S&T BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE COMPENSATION OF S&T's NAMED EXECUTIVE OFFICERS.

EXECUTIVE OFFICERS OF THE REGISTRANT

Each executive officer of S&T holds office for the current year for which he or she was elected or appointed by the Board unless he or she resigns, becomes disqualified or is removed in the discretion of the S&T Board. The current executive officers of S&T and S&T Bank are:

Named Executive Officer	Age	Principal Occupation During Past 5 Years	Officer of Corporation Since
Christopher McComish	58	Chief Executive Officer, since August 2021. Prior to joining S&T, Executive Vice President, Consumer Banking at TCF Bank from July 2018 to July 2021. President and CEO and Board Member at Scottrade Bank from September 2015 to December 2017. Executive Vice President and COO of Personal & Commercial Banking at BMO Harris Bank from December 2008 to September 2015. Executive Vice President and Community Banking Executive Director at Wachovia Bank/First Union Bank from 1987 to 2008.	2021
Mark Kochvar	62	Senior Executive Vice President and Chief Financial Officer, since February 2010.	2008
David G. Antolik	56	President since August 2021. President and Interim CEO from April 2021 to August 2021. President from October 2020 to April 2021. President and Chief Lending Officer from January 2019 to December 2019. Chief Lending Officer from January 2008 to January 2019.	2004
Stephen A. Drahnak	52	Executive Vice President and Chief Commercial Banking Officer since January 2022. Executive Vice President and Market President from December 2018 to January 2022. Executive Vice President and Commercial Banking Group Manager from December 2011 to December 2018.	2022
Melanie A. Lazzari	43	Executive Vice President and Controller since January 2017. Previously served as Senior Vice President and Controller, from February 2010 to January 2017.	2015
James A. Michie	46	Executive Vice President and Chief Credit Officer since May 2022. Prior to joining S&T, Senior Vice President and Senior Credit Officer from September 2016 to May 2022 at First Horizon Bank.	2022
Susan A. Nicholson	50	Executive Vice President and Chief Human Resource Officer since October 2021. Previously served as Executive Vice President and Employee Services Manager from April 2020 to October 2021. Senior Vice President and Employee Services Manager from January 2016 to April 2020.	2022
Rachel L. Smydo	45	Executive Vice President and General Counsel and Corporate Secretary since August 2022. Prior to joining S&T, Deputy General Counsel from May 2020 to August 2022 and Assistant General Counsel from July 2017 to April 2020, at the Federal Home Loan Bank of Pittsburgh; and Senior Counsel at The PNC Financial Services Group, Inc. from October 2013 to July 2017.	2022
LaDawn Yesho	48	Executive Vice President and Chief Risk Officer since July 2021. Executive Vice President and Interim Chief Risk officer from June 2021 to July 2021. Executive Vice President and Chief Audit Executive & Assistance Secretary from December 2017 to June 2021. Executive Vice President and Chief Audit Executive from December 2012 to December 2017. Senior Vice President and Chief Audit Executive from May 2009 to December 2012.	2021

COMPENSATION DISCUSSION AND ANALYSIS

INTRODUCTION

We provide the following overview of S&T's executive compensation principles, specific executive compensation programs, and pay decisions that were made by the Compensation Committee in 2022. In addition, we describe the process by which we arrive at specific compensation policies and decisions involving program design and pay for S&T's NEOs, who are listed below.

Name	Title
Christopher J. McComish	Chief Executive Officer
Mark Kochvar	Senior Executive Vice President and Chief Financial Officer
David G. Antolik	President
Stephen A. Drahnak	Executive Vice President and Chief Commercial Banking Officer
LaDawn D. Yesho	Executive Vice President and Chief Risk Officer

EXECUTIVE SUMMARY

Key Business and Financial Highlights

As reported in S&T's Form 10-K for the year ended December 31, 2022, we are pleased to report[*]:

- Record net income of $135.5 million, or $3.46 per diluted share, was earned for the year ended December 31, 2022, compared to net income of $110.3 million, or $2.81 per diluted share, for 2021. The increase in net income was primarily due to higher net interest income related to rising interest rates and a lower provision for credit losses related to improving economic conditions.

- Return on average assets increased 30 basis points to 1.48 percent for 2022 compared to 1.18 percent for 2021.

- Return on average shareholders' equity increased 217 basis points to 11.47 percent for 2022 compared to 9.30 percent for 2021.

- The efficiency ratio (non-GAAP) for 2022 improved to 52.34 percent compared to 55.06 percent for 2021.

- The provision for credit losses decreased $7.8 million to $8.4 million for 2022 compared to $16.2 million for 2021.

- Nonperforming assets decreased $57.5 million, or 72.2 percent, resulting in a nonperforming assets to total loans plus OREO ratio of 0.31% at December 31, 2022 compared to 1.13% at December 31, 2021.

- Dividends declared in 2022 increased $0.07 to $1.20 compared to $1.13 for 2021.

Key 2022 Compensation Decisions

For 2022, the Compensation Committee evaluated and approved the following adjustments and awards for our NEOs:

- Did not increase our base salary for Messrs. McComish and Antolik in 2022. Provided an increase for Messrs. Kochvar and Drahnak and Ms. Yesho to bring them to a level comparable to their peers.

---

*   These highlights present certain non-GAAP financial measures. For a reconciliation to the most directly comparable GAAP measures, see Reconciliation of GAAP to Non-GAAP financial Measures in Appendix A.

Compensation Discussion and Analysis

- Approved payouts under the 2022 Management Incentive Plan ("2022 MIP) at 171% of the Corporate Component of the target for each NEO.

- Granted annual long-term incentive awards under the terms of the 2022 Long-Term Incentive Plan ("2022 LTIP"), 50% of which vest based on continued employment and 50% of which vest based on the achievement of pre-determined performance metrics.

SAY ON PAY AND SHAREHOLDER ENGAGEMENT

S&T is required to provide a separate non-binding shareholder advisory vote on the compensation of S&T's NEOs. At the 2022 annual meeting of shareholders, the holders of 25,678,731 shares of Common Stock, or 94% of the shares voting on the proposal, voted to approve the non-binding, advisory proposal on the compensation of S&T's executive officers.

The Compensation Committee believes the results of this vote demonstrate the strong support for S&T's executive compensation policies and practices among shareholders. The Compensation Committee expects to continue to adhere to the compensation policies, principles and programs described below in future years, and will continue to consider these non-binding advisory results on our compensation programs, among other factors.

OVERVIEW OF THE COMPENSATION PROGRAM, POLICIES AND PROCESS

Executive Compensation Philosophy and Practices

S&T designs its management compensation programs and policies to optimize their alignment with S&T's strategic direction and business environment within which it must create value for shareholders and focus on pay for performance. Listed below are some of S&T's primary program objectives, practices, and policies.

WHAT WE DO	WHAT WE DON'T DO
☑ Align our compensation program with shareholder interests.	☒ Provide tax gross-ups to any of our NEOs.
☑ Emphasize adherence to strong pay for performance principles to appropriately balance risk and reward and reinforce engagement among the leadership team and S&T key contributors.	☒ Provide excessive perquisites or personal benefits to our NEOs.
	☒ Allow repricing, backdating, or discounting of stock options.
☑ Structure our compensation program to effectively attract and retain top talent and allow for succession planning.	☒ Provide for prepayment of dividends on unearned restricted shares.
☑ Ensure sound risk management and effective controls.	☒ Provide single trigger vesting of equity-based awards upon a change in control.
☑ Subject all payments to claw-back provisions that allow S&T to cancel or recoup any bonus, retention award or incentive compensation paid or required to be paid to our NEOs if the payment was based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria.	☒ Allow pledging or hedging of Common Stock by our NEOs.
☑ Maintain robust stock ownership guidelines that require our NEOs to own Common Stock with a fair market value equal to 3X base salary for the CEO and President and 2X base salary for our other NEOs.[1]	

[1]   As of December 31, 2022, Messrs. Antolik, Drahnak and Kochvar and Ms. Yesho meet the ownership guidelines. Mr. McComish was hired effective August 23, 2021, and has not yet acquired the 3X ownership guideline. Our guidelines limit the ability of the NEOs to liquidate only the number of the vesting restricted shares of Common Stock sufficient for paying current tax liabilities on the vesting shares, until the officer achieves the stock ownership guidelines.

Compensation Discussion and Analysis

Compensation Approval Process

Our Compensation Committee engages with management and an independent compensation consultant as a part of its processes – the role of each and the overall compensation approval process are described in greater detail below.

Compensation Committee Role	Executive compensation decisions are made by the Compensation Committee, whose members are all independent, non-employee directors under the NASDAQ listing standards. The Compensation Committee operates under a written charter approved by the S&T Board, which it reviews, modifies as necessary and reaffirms on an annual basis. The Compensation Committee charter is available in the Governance section of our website at www.stbancorp.com.
	The Compensation Committee considers overall corporate performance as well as individual initiative and achievements when reviewing and approving all compensation decisions relating to S&T's NEOs. The objective of the Compensation Committee is to appropriately structure compensation to allow us to recruit, train, motivate and retain highly talented individuals at all levels of the organization who are committed to our core values and our future success while also ensuring a strong connection between pay and performance.
	The Compensation Committee is actively involved in the oversight of not only NEO compensation but all remuneration programs that have a material cost profile, that could materially affect S&T's risk profile or influence the focus of key contributors on achievement of strategic and tactical objectives.
	The Compensation Committee independently decides the compensation that S&T will pay the CEO and President. On July 12, 2021, the S&T Board approved employment agreements with three-year terms for Mr. McComish, the CEO, and Mr. Antolik, the President that included salary, annual cash incentives, long-term incentives and other compensation. The Compensation Committee reviews and approves the salary of the CEO and President annually.
	For the remaining executive officers, the CEO makes recommendations to the Compensation Committee, which reviews, approves or adjusts the recommendations. The Compensation Committee meets in an executive session to discuss and finalize its decisions regarding the CEO's compensation.
	The S&T Board reviews all decisions relating to the compensation of executive officers, except for decisions about awards under the S&T Bancorp, Inc. 2021 Incentive Plan (the "2021 Plan"), the MIP and the LTIP, which are made solely by the Compensation Committee with input from the CEO on all other NEOs.
Management Role	The salaries for the other NEOs are reviewed by the CEO and are presented for approval to the Compensation Committee on an annual basis.
Independent Compensation Committee Role	In 2022, the Compensation Committee engaged Aon to assist in the evaluation, oversight, and periodic refinement of executive reward programs. Specifically, Aon advised on the compensation package for the Directors, performed a review and update of the Peer Banks, and analyzed executive total direct compensation compared to the Peer Banks.
	The Compensation Committee has monitored the relationship with Aon carefully and has determined that the advice provided on NEO pay meets the highest standards of internal and external defensibility for such advice and that Aon is independent and that there were no conflicts of interest resulting from retaining Aon for such engagement. In reaching these conclusions, the Compensation Committee considered the factors set forth in both SEC rules and NASDAQ listing standards.

Use of Competitive Data

The Compensation Committee reviews comparisons of the compensation programs established by peer banks for executives having similar responsibilities to S&T's executives to obtain a general understanding of current market practices to assist in evaluating S&T's compensation program. In 2021, the Compensation Committee engaged Aon to advise on the appropriateness of the banks in the peer group considering S&T's current status and common practices among peer banking organizations for defining peer groups for executive compensation review purposes. The Compensation Committee reviewed and agreed with Aon's recommendations and selected the following peer group based on similar size and scope to S&T and operating both inside and outside S&T's geographic market (collectively, the "Peer Banks"):

1st Source Corporation	Northwest Bancshares, Inc.
Berkshire Hills Bancorp, Inc.	OceanFirst Financial Corp.
Brookline Bancorp, Inc	Park National Corporation
City Holding Company	Premier Financial Corp.
Community Bank System, Inc.	Provident Financial Services, Inc.
First Busey Corporation	Republic Bancorp, Inc.
First Commonwealth Financial Corporation	Sandy Spring Bancorp, Inc.
First Merchants Corporation	Tompkins Financial
Lakeland Bancorp	TowneBank
Midland States Bancorp, Inc.	Univest Financial Corporation
NBT Bancorp, Inc.	WesBanco

The Peer Banks were used by Aon to analyze the total direct compensation for S&T's executives for 2022 and will continue to be used in evaluating compensation for S&T executives, including the NEOs, going forward. Based on Aon's analysis on the Peer Banks in 2022, the Compensation Committee removed TowneBank from the Peer Banks, due to its larger asset size and geography in comparison with S&T.

The Compensation Committee uses the companies in the S&P 600 Bank Industry Index as of January 1 of the plan year (the "Performance Peer Group") for comparing S&T's relative performance for that year's LTIP. The companies in the S&P 600 Bank Industry Index as of January 1, 2022 are the Performance Peer Group for the 2022 LTIP.

Total Direct Compensation Position

S&T's target pay mix is built on competitive base salaries, with generally moderate annual and long-term incentive targets. The moderate positioning of annual incentives and long-term incentives reflects our commitment to introducing pay program modifications that are both sensitive to S&T's proactive risk management culture while, at the same time, responding appropriately to the importance of retaining a strong and committed leadership team at S&T. The Compensation Committee reviews this posture periodically with the help of outside advisors.

For NEOs, the Compensation Committee reviews a number of analyses of compensation practices to help facilitate its executive compensation decisions. These include:

- Pay mix representing the effectiveness of balancing long-term versus short-term performance imperatives;

- Wealth accumulation opportunities in light of existing programs and outstanding rewards;

- Current pay relative to peer group practices;

- Selective review of compensation data for positions of similar scope and focus; and

- Detailed formal review of overall performance and specific performance contributions made to S&T by each NEO.

Compensation Discussion and Analysis

COMPONENTS OF THE COMPENSATION PROGRAM

The Compensation Committee continues to support a pay program with five major components to help guide compensation decisions:

Compensation Component	Description
Base Salary	Base salary is fixed compensation that is reviewed annually and is based on performance, experience, responsibilities, skill set, and market value. It provides a base level of compensation that corresponds to the job function performed and serves to attract, retain, reward, and motivate qualified and experienced executives.
Management Incentive Plan ("MIP")	An annual incentive plan with a target incentive opportunity designed to encourage retention, appropriately reward executive officers for meeting individual and company performance goals, and ensure competitive pay practices when recruiting new or additional leadership positions.
Long-Term Incentive Plan ("LTIP")	A long-term incentive program that serves three purposes: (1) to help promote leadership retention and management continuity as S&T continues to execute its longer-term strategic plan; (2) to reward management for strong sustained value creation and financial performance; and (3) to align our executives' interests with those of our shareholders via appropriately-sized grants of equity compensation.
Other Benefits	Consists of certain other customary, broad-based benefits provided to S&T employees (e.g., retirement and health plan benefits) and limited, non-excessive perquisites, when appropriate.
Double Trigger Change in Control Severance Protections	We provide our NEOs with double trigger change in control severance to protect the executives during potentially tumultuous corporate transactions, allow executives to focus on generating shareholder value during any change in control, and provide market-competitive post-employment compensation.

A detailed review of each of the above compensation components and the 2022 decisions and payouts is provided in the sections below.

Base Salary

As described above, the purpose of base salary is to provide competitive and fair base compensation that recognizes the executives' roles, responsibilities, contributions, experiences, and performance. The Compensation Committee independently decides the compensation that S&T will pay the CEO and President and, for the remaining executive officers, the CEO makes recommendations to the Compensation Committee, which reviews, approves or adjusts the recommendations. Each executive's individual pay reflects individual experience, expertise, performance, and contributions in the role.

2022 Base Salary Amounts

When appropriate, the Compensation Committee increases base salaries both to ensure consistency with market competitive practices and to recognize the critical value of each senior executive's management of S&T. The Compensation Committee decided to hold 2022 salaries at the 2021 level for Messrs. McComish and Antolik. The following table summarizes the 2022 base salaries for each of our NEOs.

Name	2021 Salary	2022 Salary	% Increase
Christopher J. McComish	$750,000	$750,000	0.0%
Mark Kochvar (1)	355,600	380,000	6.9%
David G. Antolik	500,000	500,000	0.0%
Stephen A. Drahnak (1)	315,000	335,000	6.3%
LaDawn D. Yesho (1)	290,000	315,000	8.6%

(1) Messrs. Kochvar and Drahnak and Ms. Yesho received a pay increase in 2022, to align their pay as appropriate to their positions as related to peers.

Management Incentive Plan Awards

For 2022, we adopted the 2022 MIP, an annual cash incentive award with a target equal to a set percentage of base salary for each of our NEOs.

The following formula is used to determine MIP award payouts:



MIP Payment Earned = Calendar Year Base Salary X Target Incentive Opportunity as a % of Salary X S&T's Corporate Results Performance Factor

To further strengthen the linkage between the MIP award, risk management, and shareholder value creation, the MIP contains a "Shareholder Protection Feature" in which payouts will not occur for any plan year if S&T falls below "well capitalized" capital ratio requirements established by regulatory authorities, determined as of and up to the date that any payment would ordinarily occur pursuant to the MIP's provisions. In addition to the Shareholder Protection Feature of the MIP, the MIP is operational only if S&T achieves Return on Average Equity ("ROAE") for the plan year of at least 5% (the "Minimum Gateway Requirement"). The Compensation Committee believes that these features, coupled with the claw-back requirements and the use of multiple performance measures, provide for substantial protection against excessive or unnecessary risk-taking by any plan participant.

Compensation Discussion and Analysis

Target Bonus Percentages

The following table shows the target percentage of base salary. The Compensation Committee, considering Aon's advice, set S&T's Corporate Performance Factor as the only performance component of the 2022 MIP for the NEOs and other Section 16 officers. We believe that the 2022 MIP's targets are consistent with our philosophy of providing our NEOs the opportunity for reasonable annual incentives and designing a larger portion of compensation as "at-risk" to reflect their roles within our organization. We also believe the corporate performance factor appropriately recognizes the importance of S&T achieving key financial performance goals.

Named Executive Officer	MIP Target % of Base Salary
Christopher J. McComish, Chief Executive Officer	67%
Mark Kochvar, Senior Executive Vice President and Chief Financial Officer	50%
David G. Antolik, President	50%
Stephen A. Drahnak, Executive Vice President and Chief Commercial Banking Officer	40%
LaDawn D. Yesho, Executive Vice President and Chief Risk Officer	40%

Corporate Performance Factor

For the 2022 fiscal year, we made certain changes to our incentive compensation program to ensure S&T's ability to recruit and retain top talent while further increasing the percentage of our NEO's total direct compensation that is at-risk and tied to company performance metrics.

Specifically, we revised our annual MIP to expand the metrics for the company performance factor. We retained EPS as a metric weighted at 60% but now also utilize pre-provision net revenue ("PPNR") (20%) and asset quality (20%). We incorporate the PPNR ratio to have a profitability measure which is neutral to the impact of asset quality and taxes. We also are focusing on improving asset quality and include an asset quality metric (Non-performing Assets/Loans+Other Real Estate Owned) in the company performance factor. Because this provides a more holistic company performance review, we also removed the individual performance factor for the 2022 MIP. Lastly, we increased the target incentive opportunities as a percentage of salary to 50% for the President and CFO and 40% for the other non-CEO NEOs. Mr. McComish, our CEO, has a target incentive opportunity of 67% pursuant to his employment agreement.

The actual earnings opportunity was based on the performance level achieved relative to the performance ranges shown in the table below with a target EPS equal to $2.55; PPNR of 1.46%; and asset quality of 0.47%. "Allocated Target" equals the participant's MIP incentive target multiplied by the weighting for each performance category (e.g., 60% for EPS, 20% for PPNR and 20% for asset quality).

Performance Level	Payout Level Percentage*
Below Threshold	0% of Allocated Target
Threshold	25% of Allocated Target
Target	100% of Allocated Target
Maximum	175% of Allocated Target

* Linear interpolation is utilized to determine awards between Threshold and Target and Target and Maximum

Individual Performance Factor

Participants other than the NEOs and Section 16 officers have an Individual Performance Factor with multiple individual goals against which individual performance was evaluated. The framework for establishing these goals was based largely on execution of elements of S&T's strategic plan, including activities centered around multi-faceted growth, profit improvement, operational effectiveness, corporate culture, effective brand and enterprise risk management (*i.e.*, balanced risk and reward).

Summary of 2022 MIP Payouts

The Payout Level Percentage for 2022 MIP Payouts to the NEOs was 171% of target, determined as follows:

Performance Metric	Target Performance Level	Actual Performance Level
EPS	$2.55	$3.46
PPNR	1.46%	1.93%
Asset Quality	0.47%	0.31%

Based on achieving 171% of the Target Performance Level, the Compensation Committee approved the following cash awards under the 2022 MIP to each NEO:

Named Executive Officer	Actual Payout as a Percentage of Base Salary	Award Amount ($)
Christopher J. McComish, Chief Executive Officer	115%	$859,275
Mark Kochvar, Senior Executive Vice President and Chief Financial Officer	86%	$324,900
David G. Antolik, President	86%	$427,500
Stephen A. Drahnak, Executive Vice President and Chief Commercial Banking Officer	66%	$220,482
LaDawn D. Yesho, Executive Vice President and Chief Risk Officer	68%	$215,460

Long-Term Incentive Plan Awards

The LTIP is designed to: (1) to help promote leadership retention and management continuity as S&T continues to execute its longer-term strategic plan; (2) to reward management for strong sustained value creation and financial performance; and (3) to align our executives' interests with those of our shareholders via appropriately-sized grants of equity compensation. The 2022 LTIP puts a greater focus on performance and serves to create a balance between long-term and short-term performance imperatives, beyond that offered by the annual cash incentive under the MIP.

We made changes to our 2022 LTIP awards. We increased the target opportunities as a percentage of base salary to 50% for the President and the CFO and to 40% for all other non-CEO NEOs. The CEO has a target opportunity of 100% in accordance with his employment agreement. For 2022 only, in accordance with his employment agreement, the President has an award at a value of $409,217 (71.67% of salary target opportunity) partially in recognition of his Interim CEO role in 2021. We also modified the payout levels on peer-relative ROAE metric to 50% of target (Threshold Performance), 100% of target (Target Performance) and 150% of target (Maximum Performance) and changed the peer-relative TSR to a modifier to the ROAE payout metric: -30% (Threshold or below), 0% (Target) and +30% (Maximum). The foundation similar to the 2021 LTIP approach with higher upside (195% versus 150%), and the symmetric Total Shareholder Return ("TSR") modifier provides benefits or take-aways based upon S&T's performance. The 2021 approach did not have a downside for poor performance on TSR. We consider the enhanced upside on the ROAE payout metric combined with the TSR modifier to offer a long-term incentive that better aligns the interests of NEOs with shareholders. Lastly, our 2022 time-based restricted shares are scheduled to vest pro rata over three years rather than 50% on each of the second and third anniversaries of the grant date.

Compensation Discussion and Analysis

The 2022 LTIP contains the same Shareholder Protection Feature for all awards and the Minimum Gateway Requirement for the performance-based restricted shares as described earlier for the 2022 MIP. The Compensation Committee believes that these features, coupled with the restricted stock and claw-back requirements, provide for substantial protection against excessive or unnecessary risk-taking by any plan participant.

2022 Long-Term Incentive Awards

Effective April 1, 2022, the Compensation Committee awarded the NEOs equity denominated long-term incentive awards of restricted stock units ("RSUs") under the 2022 LTIP. Grants were made at a grant price equal to $30.2328 per share, which was the average of the high and low price of S&T Common Stock for the ten trading days ending on the grant date.

Each NEO's target award consists of the following:



Time-based units vest in equal amounts on each anniversary of their grant date over three years. Performance-based units ("PRSUs") may be earned over a three-year period based on the Company's Return on Average Equity ("ROAE") and Total Shareholder Return ("TSR") performance relative to the Performance Peer Group (defined in "Use of Competitive Data" on page 35), as described in more detail below.

The following awards were granted under the 2022 LTIP to the NEOs:

Named Executive Officer	Value of 2022 LTIP Award	Number of Time-Based Units	Number of Performance-Based Units
Christopher J. McComish	737,294	12,404	12,404
Mark Kochvar	186,790	3,143	3,142
David G. Antolik	402,290	6,768	6,768
Stephen A. Drahnak	123,873	2,084	2,084
LaDawn D. Yesho	123,873	2,084	2,084

2022 LTIP Performance Metrics

Two metrics are used to determine the percentage of the PRSU target earned through vesting of the PRSU awards (also referred to as performance shares). The Compensation Committee believes that ROAE measures and incentivizes S&T's long-term profitability vis-à-vis our peers, while our relative TSR captures our shareholder return vis-à-vis our peers.

(A) Return on Average Equity ("ROAE") for 2022 through 2024 relative to the Performance Peer Group

Participants can earn from 0% to 150% of their PRSU Target based on this metric as summarized below:

Performance Level	ROAE for 3-year Performance Period Relative to the Performance Peer Group	Vesting Percentage*
Below Threshold	Below the 25th percentile of the Performance Peer Group	0% of Target
Threshold	25th percentile of the Performance Peer Group	50% of Target
Target	50th percentile of the Performance Peer Group	100% of Target
Maximum	75th percentile of the Performance Peer Group	150% of Target

*   Linear interpolation is utilized to determine awards between Threshold and Target and Target and Maximum.

(B) Cumulative Total Shareholder Return for 2022 through 2024 relative to Performance Peer Group

The preliminary Earned PRSU Payout calculated above is subject to adjustment by the Bank's cumulative TSR for the three-year Performance Period. Participants can earn up to an additional 30% of their PRSU Award if the Bank's cumulative TSR exceeds the 50th percentile of the Peer Group. Conversely, Participants can forfeit up to 30% of their PRSU Award if the Bank's cumulative TSR is below the 50th percentile of the Peer Group.

Performance Measures and Performance Standards Peer Relative TSR		
Performance Level	TSR for 3-year Average Calendar Year Period Ending December 31, 2024 Relative to Peer Group	Modifier of PRSU Award Target Amount
Threshold or Below	25th percentile	-30%
Target	50th percentile	0%
Maximum	75th percentile	+30%

The Modifier will vary depending on Actual Performance, and the payout curve rises continuously from Threshold to Target and from Target to Maximum. Therefore, to determine awards between Threshold and Target and Target and Maximum, linear interpolation would be utilized.

Vesting of 2019 Long-Term Incentive Plan Awards

Because S&T was below the 50th percentile for 3 Year ROAE and below the 50th percentile for TSR relative to the peer banks identified at the time of grant, the NEOs' performance-based shares granted on April 1, 2019 did not vest and were forfeited in 2022. The Committee approved the vesting of the time-based awards based on S&T meeting the Shareholder Protection Feature.

Certain Other Benefits

S&T provides certain other benefits to the NEOs that are appropriately limited in scope and value. The primary benefits for the NEOs are a broad-based defined contribution retirement plan and welfare benefit plan, a nonqualified deferred compensation plan, and a defined benefit program. The Thrift Plan for Employees of S&T Bank (the "Thrift Plan") is a broad-based qualified defined contribution plan. All employees may participate in the Thrift Plan with elective salary deferrals, or 401(k) contributions. During 2022, S&T made matching contributions equal to 100% of the first 1% of the employees' eligible compensation and 50% of the next 5% of the employees' eligible compensation, up to a maximum of 3.5% of all employees' eligible compensation. More information regarding the other retirement benefits can be found beginning on page 50. The S&T Bank Welfare Benefit Plan is generally provided to all officers and full-time employees and includes provisions for medical reimbursement, dental coverage, vision care coverage, long-term disability income, a flexible spending account, a health savings account, and life insurance.

Compensation Discussion and Analysis

Because S&T's executives frequently drive vehicles on company business, S&T may provide either a company car or a car allowance to executives, including the NEOs. Executives are responsible for reporting the amount of personal use of company cars to S&T, so that the taxable income from such use can be reported in the executives' compensation. Executives who do not have a company car may receive an annual car allowance of up to $6,000, depending upon the frequency that the executive drives. The car allowance is fully taxable compensation. In his employment agreement, our CEO Mr. McComish received up to a $25,000 annual car allowance, which the Compensation Committee ultimately approved to be as a company car.

Lastly, S&T pays for certain members of senior management to belong to one or more private clubs, if the member of management has significant customer contact and involvement in the community. S&T considers a social or country club to be an appropriate venue to entertain customers and to participate in various community functions. Expenses of a personal nature or related to a spouse are not paid by S&T.

Double Trigger Change in Control Severance Protections

S&T enters into change in control agreements with selected officers in senior management, including all the NEOs to help ensure that S&T's leadership team remains engaged and focused should the organization ever become the target of a change in control where their jobs or ongoing compensation could be at risk. The primary terms and compensation payments contemplated by the agreements also include robust non-competition and non-solicitation provisions, one or both of which must be agreed to by the executive to receive the benefits provided.

The Compensation Committee believes that the change in control agreements provide reasonable protection to the individual members on the senior management team and thereby align senior management's interest with the interest of S&T's shareholders.

OTHER COMPENSATION-RELATED PROVISIONS

Mitigation in Plan Design Risk

The Compensation Committee considers, in establishing and reviewing the executive compensation program, whether the program encourages any unnecessary or excessive risk taking and concludes:

- S&T's compensation plans do not encourage executives to take unnecessary and excessive risks that could threaten the value of S&T;

- The compensation plans are structured so that their potential for generating unacceptable risk that could materially affect the value of S&T is limited; and

- The compensation plans are not structured to create substantial opportunities to benefit due to material manipulation of financial results.

In addition, at least annually, the Compensation Committee discusses, evaluates and reviews with S&T's CRO the compensation arrangements to ensure that: (i) the compensation plans for senior management (senior vice presidents or higher) do not encourage the members of senior management to take unnecessary and excessive risks that threaten the value of S&T, (ii) the compensation plans for employees do not pose unnecessary risks to S&T, and (iii) the compensation plans for employees do not encourage the manipulation of reported earnings to enhance the compensation of any of S&T's employees.

Employment Agreements

S&T provided employment agreements to Messrs. McComish and Antolik for their roles as CEO and President, respectively, on July 12, 2021. S&T does not provide employment agreements for any of the other NEOs. For more detail regarding the employment agreements for Messrs. McComish and Antolik see further discussion in Additional Narrative Information – Compensation Agreements on page 47.

EFFECT OF TAXATION ON COMPENSATION PROGRAMS (TAX CONSIDERATIONS)

As in the past, the Compensation Committee expects to continue to take into consideration the tax deductibility of compensation but reserves the right to maintain flexibility with respect to S&T's executive compensation programs, including the awarding of compensation that may not be deductible when it believes that such payments are appropriate and in the best interests of the shareholders.

Despite the limited availability of Code Section 162(m) performance-based compensation exceptions following the Tax Cuts and Jobs Act of 2017, our Compensation Committee does not anticipate a shift away from variable or performance-based compensation payable to our NEOs. Similarly, we do not expect to apply less rigor in the process by which we establish performance goals or evaluate performance against pre-established goals with respect to compensation paid to our NEOs.

COMPENSATION AND BENEFITS COMMITTEE REPORT

We, the Compensation and Benefits Committee of the Board of Directors of S&T Bancorp, Inc. ("S&T"), have reviewed and discussed the Compensation Discussion and Analysis included in this Proxy Statement with S&T's management, and, based on such review and discussion, have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and S&T's Annual Report on Form 10-K for the year ended December 31, 2022.

Compensation and Benefits Committee:

Christina A. Cassotis (Chairperson)
Peter R. Barsz
Michael J. Donnelley
Jeffrey D. Grube
Steven J. Weingarten

EXECUTIVE COMPENSATION

The following table provides information concerning remuneration of the NEOs during 2020-2022.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value ($)(5)	All Other Compensation ($)(6)	Total ($)
Christopher J. McComish	2022	750,000	—	847,888	859,275	—	51,643	2,508,806
Chief Executive Officer	2021	230,769	300,000	248,605	—	—	107,870	887,244
	2020	—	—	—	—	—	—	—
Mark Kochvar	2022	371,554	507	214,804	324,900	—	22,182	933,947
Sr. Executive Vice President and	2021	355,600	—	144,844	162,260	—	21,832	684,536
Chief Financial Officer	2020	355,600	—	525,309	—	217,600	21,832	1,120,341
David G. Antolik	2022	500,000	—	462,633	427,500	—	45,543	1,435,676
President	2021	443,785	200,000	230,036	302,097	—	39,762	1,215,680
	2020	418,800	—	1,072,464	—	304,000	34,471	1,829,735
Stephen A. Drahnak	2022	316,308	507	142,453	220,482	—	36,629	716,379
Executive Vice President and	2021	273,000	25,000	268,867	131,177	—	30,550	728,594
Chief Commercial Banking Officer	2020	270,538	—	76,455	—	206,000	33,635	586,628
LaDawn Yesho	2022	312,115	—	142,453	215,460	—	9,524	679,552
Executive Vice President and	2021	266,750	25,000	106,512	102,692	—	8,682	509,636
Chief Risk Officer	2020	248,758	—	70,298	—	49,600	8,591	377,247

(1) Salaries for 2021 reflect mid-year adjustments for Messrs. Kochvar, Antolik, Drahnak, and Ms. Yesho.

(2) This column represents cash bonuses that were paid to NEOs in 2022. Messrs. McComish and Antolik were paid bonuses of $300,000 and $75,000 as provided in their respective employment agreements. Mr. Antolik also was paid a supplemental payment of $25,000 per month ($125,000) for his role as Interim CEO. Bonuses were paid to Ms. Yesho and Mr. Drahnak in recognition for their key roles in 2021 for a transitional year in S&T leadership.

(3) Amounts reflect the total grant date fair value of awards recognized for financial statement reporting purposes for the fiscal years ended December 31, 2020, 2021, and 2022, in accordance with FASB ASC Topic 718 (disregarding any forfeiture assumptions). Assumptions used in the calculation of these amounts are included for 2022 in Note 23 to the audited financial statements for the fiscal year ended December 31, 2022, included in the Form 10-K for the year ended December 31, 2022. Performance restricted stock units granted in 2022 may pay out up to 195% of the target award, which would have amounted to the grant date fair values listed as the maximum total grant date fair value for each named executive officer as follows: Mr. McComish, $1,087,508; Mr. Kochvar, $275,501; Mr. Antolik, $593,378; Mr. Drahnak, $182,713; and Ms. Yesho, $182,713.

(4) This column includes the incentive payments resulting from the MIPs for 2021, and 2022. There were no payments resulting from the 2020 MIP.

(5) This column shows the aggregate year-to-year change in the actuarial present value of the NEO's accrued pension benefit under all qualified and non-qualified defined benefit plans based on the assumptions used for ASC 715 "Compensation – Retirement Benefits" accounting purposes at each measurement date. As such, the change reflects changes in value due to an increase or decrease in the ASC 715 discount rate, as well as changes in the mortality assumption. The change in pension value during 2022 for Messrs. Kochvar, Antolik, Drahnak, and Ms. Yesho are negative $419,700, negative $588,800, negative $410,500, and negative $99,000, respectively. The change in pension value during 2021 for Messrs. Kochvar, Antolik, Drahnak, and Ms. Yesho are negative $17,000, negative $55,600, negative $45,500, and negative $13,500, respectively (negative amounts are not reflected in the amounts disclosed above or below). Ms. Yesho is not a participant in the Retirement Plan. Her change in present value amounts shown reflect her nonqualified benefit payable from the S&T Bancorp, Inc. Retirement Make-Up Plan.

(6) The compensation represented by the amounts for 2022 as set forth in the All Other Compensation column for the NEOs is detailed in the following table.

Executive Compensation

All Other Compensation

Name	Company Contributions to Qualified Defined Contribution Plan ($)[a]	Company Contributions to Nonqualified Defined Contribution Plan ($)[b]	Company Car or Car Allowance ($)[c]	Country Club Dues ($)[d]	Company Paid Life Insurance Premiums ($)[e]	All Other Compensation ($)
Christopher J. McComish	10,675	14,438	22,144	—	4,386	51,643
Mark Kochvar	9,450	—	6,000	—	6,732	22,182
David G. Antolik	9,450	13,432	13,084	—	4,386	45,543
Stephen A. Drahnak	9,450	6,230	11,668	6,952	2,329	36,629
LaDawn Yesho	7,274	726	—	—	1,524	9,524

(a) Amounts in the column represent contributions by S&T Bank to the Thrift Plan, which is a qualified defined contribution plan. S&T Bank made matching contributions equal to 100% of the first 1% of the employee's eligible compensation and 50% of the next 5% of the employee's eligible compensation, up to 3.5% of the employee's eligible compensation and subject to Code limits.

(b) Contributions by S&T Bank to the Nonqualified Plan (as defined below) that was established in order that certain management employees, including the NEOs, not lose benefits that would normally have accrued in qualified plans except for federal tax laws setting annual compensation and contribution limits for qualified plans.

(c) This column represents the aggregate incremental cost to S&T for providing a car to the NEO. The cost includes the expense of depreciation, insurance, registration fees, maintenance and fuel. Mr. Kochvar received a car allowance in lieu of a company car. Mr. McComish received a car allowance until a company car could be obtained.

(d) Membership dues paid to country clubs and social clubs. Expenses of a personal nature or related to a spouse are not paid by S&T.

(e) This column includes the excess premiums reported as taxable compensation on the NEO's W-2 for life insurance at three times salary, up to a maximum benefit of $900,000. This insurance benefit is provided to all full-time employees on a nondiscriminatory basis.

Grants of Plan-Based Awards for Fiscal Year 2022

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Possible Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	Grant Date Fair Value of Stock and Awards ($)[4]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Christopher J. McComish	4/1/2022	125,625	502,500	879,375					
	4/1/2022				3,101	12,404	18,606	12,404	847,888
Mark Kochvar	4/1/2022	47,500	190,000	332,500					
	4/1/2022				786	3,142	4,713	3,143	214,804
David G. Antolik	4/1/2022	62,500	250,000	437,500					
	4/1/2022				1,692	6,768	10,152	6,768	462,633
Stephen A. Drahnak	4/1/2022	33,500	134,000	234,500					
	4/1/2022				521	2,084	3,126	2,084	142,453
LaDawn D. Yesho	4/1/2022	31,500	126,000	220,500					
	4/1/2022				521	2,084	3,126	2,084	142,453

(1) These columns represent the range of estimated payouts under the 2022 MIP. For the MIP, the payments the NEOs earned were entirely based on the corporate component being the performance measure affecting the range of estimated payouts. For a more detailed description of the 2022 MIP see "Management Incentive Plan Awards" in the "Compensation Discussion and Analysis" on page 31.

(2) On April 1, 2022, the Compensation Committee granted restricted stock units to the NEOs at a grant price of $29.72, which was the closing price of S&T Common Stock on the grant date. The number of units granted to the NEOs was their target opportunity multiplied by their respective salaries and then divided by $30.2328, which was the average of the high and low prices of S&T Common Stock over the 10-day trading period ending on the grant date. The grants were in accordance with the 2022 LTIP, pursuant to the Compensation Committee's authority under the 2021 Plan. For a more detailed description of the 2022 LTIP, see "Long-Term Incentive Plan Awards" in the "Compensation Discussion and Analysis" on page 31. These columns present 50 percent of the shares

granted, which are earned based on S&T's ROAE and TSR performance measured against the Performance Peer Banks over a three-year period, 2022 through 2024. The range of estimated payouts are denominated in the number of shares that may be earned under the performance award.

(3)   This column presents 50 percent of the aforementioned grant under the 2022 LTIP that will be earned based on remaining with S&T for three years.

(4)   This column presents the total grant date fair value of grant under the 2022 LTIP recognized for financial statement reporting purposes for the fiscal years ended December 31, 2022, in accordance with FASB ASC Topic 718 (disregarding any forfeiture assumptions). Assumptions used in the calculation of these amounts are included for 2022 in Note 23 to the audited financial statements for the fiscal year ended December 31, 2022, included in the Form 10-K for the year ended December 31, 2022. This grant date fair value is in the Summary Compensation Table for fiscal year 2022 in the Stock Awards column.

Additional Narrative Information - Compensation Agreements

As described earlier in this Proxy Statement, S&T entered into employment agreements with Messrs. McComish and Antolik in 2021 for their roles as CEO and President, respectively, for three-year terms. S&T has not entered into any employment agreements with its other NEOs.

Mr. McComish's employment agreement, which has a three-year term and is subject to automatic renewal for one-year periods thereafter, provides for an annual base salary of $750,000, eligibility for an annual bonus for each fiscal year of the Company (with a minimum bonus of $300,000 for 2021) and eligibility to participate in the LTIP for long-term incentive awards, beginning with the 2022 LTIP (which awards for 2022 will have a grant date fair value of $750,000) in accordance with the terms of the LTIP, subject to Mr. McComish's continued employment. The employment agreement also provided for an inaugural equity award with a grant date fair value of $250,000 (which award will vest 50% on the date that is six months following the grant date and 50% on the date that is 12 months following the grant date). In addition, Mr. McComish will be eligible for employee benefits that are generally applicable to other senior executives of the Company and certain other benefits, including an annual vehicle allowance not to exceed $25,000, payment or reimbursement of certain club dues and payment or reimbursement of relocation expenses not to exceed $100,000.

S&T entered into an employment agreement with Mr. Antolik setting forth the terms of his employment and compensation while serving as President of S&T and S&T Bank, effective August 23, 2021. The employment agreement, which has a three-year term and is subject to automatic renewal for one-year periods thereafter, provides for an annual base salary of $500,000, eligibility for an annual bonus for each fiscal year of the Company with a target opportunity of 50% of his annual base salary (provided that, partially in consideration for Mr. Antolik's service as Interim Chief Executive Officer, his target annual bonus opportunity with respect to fiscal year 2021 will be $295,017) and eligibility to participate in the LTIP for long-term incentive awards (provided that, partially in consideration for Mr. Antolik's service as Interim Chief Executive Officer, such awards for 2022 will have a grant date fair value of $409,217 and be in accordance with the terms of the LTIP, subject to Mr. Antolik's continued employment). In addition, Mr. Antolik will be eligible for employee benefits that are generally applicable to other senior executives of the Company and certain other benefits, including a company vehicle and payment or reimbursement of certain club dues. The employment agreement also provides for a transition cash award of $75,000, which vested on September 1, 2021, in consideration for Mr. Antolik's service as Interim Chief Executive Officer and work to achieve a smooth transition from the Company's prior Chief Executive Officer to its incoming Chief Executive Officer, subject to Mr. Antolik's continued employment through the vesting date.

For additional information regarding material terms of our 2022 MIP and 2022 LTIP, please see the corresponding sections of the CD&A on pages 37 and 39, respectively.

Outstanding Equity Awards at 2022 Fiscal Year End

The following table sets forth information regarding the number and value of unvested shares of restricted stock outstanding on December 31, 2022 for our NEOs. The market value of the stock awards is based on the closing price of S&T Common Stock on December 31, 2022 which was $34.18.

Name	Number of Shares or Units of Stock That Have Not Vested (#) [1]	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) [2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Christopher J. McComish				
Granted 04/01/2022	12,404	423,969	12,404	423,969
Mark Kochvar				
Granted 04/01/2020	658	22,490	2,342	80,050
Granted 10/12/2020[3]	6,481	221,521	0	0
Granted 04/01/2021	1,058	36,162	1,880	64,258
Granted 04/01/2022	3,143	107,428	3,142	107,394
David G. Antolik				
Granted 04/01/2020	1,576	53,868	3,152	107,735
Granted 10/12/2020[3]	14,858	507,846	0	0
Granted 02/25/2021[3]	406	13,877	0	0
Granted 04/01/2021	2,531	86,510	2,531	86,510
Granted 04/01/2022	6,768	231,330	6,768	231,330
Stephen A. Drahnak				
Granted 04/01/2020	642	21,944	1,284	43,887
Granted 04/01/2021	1,032	35,274	1,031	35,240
Granted 04/01/2021[3]	2,178	74,444	0	0
Granted 11/08/2021	1,675	57,252	0	0
Granted 04/01/2022	2,084	71,231	2,084	71,231
LaDawn D. Yesho				
Granted 04/01/2020	590	20,166	1,181	40,367
Granted 04/01/2021	948	32,403	948	32,403
Granted 04/01/2021[3]	670	22,901	0	0
Granted 04/01/2022	2,084	71,231	2,084	71,231

(1) The S&T Board awarded the restricted shares of Common Stock on April 1, 2020, April 1, 2021, and restricted stock units on April 1, 2022 pursuant to the 2020, 2021, and 2022 LTIPs, respectively. This column presents the restricted shares in the LTIP awards issued in 2020 and 2021 that vest 50% on the second and third anniversaries, respectively; units issued on April 1, 2022, vest 33%, 33%, 34% on each of the three-year anniversaries. The second tranche remains to vest on the third anniversary of the 2020 award and both tranches remain to vest on the second and third anniversary of the 2021 awards. All tranches remain to vest on each one-year anniversary of the 2022 awards.

(2) The column presents the number of shares in the aforementioned LTIP awards that are subject to vesting on the third anniversary of their respective grant dates, based on achievement of corporate performance goals. The number of shares for each grant are reported at the Target level of performance.

(3) Time based shares issued to Messrs. Kochvar and Antolik on October 12, 2020, to Mr. Antolik on February 25, 2021, and to Mr. Drahnak (2,500 shares) and Ms. Yesho (1,000 shares) on April 1, 2021 vest at 33%, 33% and 34% over a three-year vesting period.

Stock Vested in Fiscal Year 2022

The following table sets forth information regarding the number and value of restricted stock awards that vested during 2022 for our NEOs.

Name	Stock Awards	
	Number or Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)[2]
Christopher J. McComish	8,309	256,624
Mark Kochvar	9,589	288,399
David G. Antolik	17,456	528,124
Stephen A. Drahnak	2,962	93,880
LaDawn D. Yesho	1,309	38,903

(1) Shares acquired are representative of the shares vested before shares were forfeited for taxes withheld. The time-based shares of restricted S&T stock granted under the 2019 LTIP on April 1, 2019 vested 50% on April 1, 2021. The remaining 50% vested on April 1, 2022. The performance-based shares granted under the 2019 LTIP were forfeited on April 1, 2022. The shares of restricted S&T stock granted under the 2019 LTIP were divided evenly between performance and time-based shares. The time-based shares of restricted S&T stock granted under the 2020 LTIP vested 50% on April 1, 2022.

(2) The value realized on vesting is based on the price of S&T Common Stock on the close of the market on the date of the vesting.

Pension Benefits

Name	Plan Name	Number of years of Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Christopher J. McComish[1]	Employees' Retirement Plan of S&T Bank	0	$ —	—
	S&T Bancorp, Inc. Supplemental Savings and Make-up Plan	0	$ —	—
Mark Kochvar	Employees' Retirement Plan of S&T Bank	24	$1,073,300	—
	S&T Bancorp, Inc. Supplemental Savings and Make-up Plan	24	$ 339,700	—
David G. Antolik	Employees' Retirement Plan of S&T Bank	26	$ 859,400	—
	S&T Bancorp, Inc. Supplemental Savings and Make-up Plan	26	$ 397,300	—
Stephen A. Drahnak	Employees' Retirement Plan of S&T Bank	24	$ 591,800	—
	S&T Bancorp, Inc. Supplemental Savings and Make-up Plan	24	$ 84,400	—
LaDawn D. Yesho[1]	Employees' Retirement Plan of S&T Bank	0	$ —	—
	S&T Bancorp, Inc. Supplemental Savings and Make-up Plan	7	$ 111,200	—

(1) Mr. McComish and Ms. Yesho were hired after January 1, 2008 and are not eligible for any qualified pension benefits.

The present values shown above are based on benefits earned as of December 31, 2022 under the terms of the Employees' Retirement Plan of S&T Bank (the "Retirement Plan") and the S&T Bancorp, Inc. Supplemental Savings and Make-up Plan (the "Nonqualified Plan") as summarized below. Present values are determined in accordance with the assumptions used for purposes of measuring S&T Bank's pension obligations under ASC 715 as of December 31, 2022, including a discount rate of 5.41%, with the exception that benefit payments are assumed to commence at age 62, the earliest age at which unreduced benefits are payable. Mr. Kochvar was eligible to retire as of December 31, 2022 and receive 100.00% of his benefits based on the reduction for early retirement described below. Mr. Antolik was eligible to retire as of December 31, 2022 and receive 70.00% of his benefits based on the reduction for early retirement described below. Ms. Yesho is not a participant in the Retirement Plan. Her present value shown reflects her nonqualified benefit payable from the S&T Bancorp, Inc. Retirement Make-Up Plan.

On January 25, 2016, the Board of Directors approved an amendment to freeze benefit accruals under the Retirement Plan and Nonqualified Plan effective March 31, 2016. This change resulted in no additional benefits being earned by participants in those plans based on service or pay after March 31, 2016.

Employees' Retirement Plan of S&T Bank

The Employees' Retirement Plan of S&T Bank ("Retirement Plan") is a defined benefit pension plan that covers substantially all employees hired prior to 2008. The Retirement Plan provides benefits that are based on years of service and compensation. Benefits payable under the Plan at normal retirement, age 65, are determined under the following formula.

1.0% of Average Final Compensation up to Covered Compensation, times Benefit Service
Plus
1.5% of Average Final Compensation in excess of Covered Compensation, times Benefit Service

For purposes of determining the normal retirement benefit, the terms used above have the following meanings:

- *Average Final Compensation* is the average compensation received during the highest 5 consecutive years out of the last 10 years prior to retirement or termination of employment. Compensation generally means total cash remuneration determined before reductions for employee contributions for 401(k) or other pre-tax benefits, but does not include amounts deferred under the S&T Bancorp, Inc. Supplemental Savings and Make-up Plan. Compensation is limited each year as required by Federal law. Average Final Compensation was frozen effective March 31, 2016.

- *Covered Compensation* is the average of the Social Security taxable wage bases in effect for each year in the 35-year period ending with the calendar year in which a participant retires or terminates employment. Social Security Covered Compensation used to determine the normal retirement benefit was frozen effective March 31, 2016.

- *Benefit Service* generally means an employee's period of employment with S&T Bank after attainment of age 21. Benefit Service was frozen effective March 31, 2016.

Participants' benefits under the Plan are 100% vested after completion of five years of service. Participants who terminate employment prior to age 55 with a vested benefit are entitled to receive their full accrued benefit at normal retirement, age 65, or upon election, can receive actuarially reduced benefits as early as age 55. Participants who terminate employment after age 55 with at least 10 years of service are eligible to receive early retirement benefits under the Plan. For participants who met certain age and service requirements as of December 31, 2007, early retirement benefits are reduced 5/12 of 1% for each month by which the date benefit payments commence precedes age 62. For participants who did not meet these requirements, early retirement benefits are reduced 5/12 of 1% for each month by which the date benefit payments commence precedes age 65.

Accrued benefits under the Plan are payable in the form of a ten-year certain and life annuity that provides equal monthly payments for the participant's life with a minimum of 120 monthly payments guaranteed. Married participants must receive their benefit in the form of a 50% joint and survivor annuity with 120 monthly payments guaranteed unless their spouse consents to a different form of a payment. A 50% joint and survivor annuity provides a reduced monthly payment for the participant's life with 50% of the payment continuing for the spouse's life following the participant's death. Various optional annuity forms of payment are available under the Plan, including a single lump sum payment. All forms of payment are actuarially equivalent in value.

S&T Bancorp, Inc. Supplemental Savings and Make-up Plan

As noted above under the definition of Average Final Compensation for the Employees' Retirement Plan of S&T Bank, compensation deferred under the S&T Bancorp, Inc. Supplemental Savings and Make-up Plan (the "Nonqualified Plan") is not included as eligible compensation and includable compensation is limited as a result of maximums imposed by law. The Nonqualified Plan restores benefits that are not payable by the Retirement Plan as a result of the executive's election to defer compensation or as a result of the compensation limit. The provisions described above for the Retirement Plan apply to this plan as well, with the exception that upon termination or retirement participants automatically receive their benefit in the form of an actuarially equivalent lump sum, which is credited to their account under this plan and paid out in accordance with their distribution election.

S&T Bancorp, Inc. Retirement Make-up Plan

The S&T Bancorp, Inc. Retirement Make-Up Plan restores benefits for certain employees hired following the soft freeze of the Employees' Retirement Plan of S&T Bank that otherwise would have been earned under the Retirement Plan and the Supplemental Savings and Make-up Plan. The benefits earned under this plan are determined using the same plan provisions as the Retirement Plan, except that eligible compensation does not exclude deferred compensation, IRS limits are ignored, and the full benefit is paid as a lump sum upon termination of the participant.

Executive Compensation

Nonqualified Deferred Compensation

The following table provides information with respect to the Nonqualified Plan and the NEOs. The amounts shown include compensation earned and deferred in prior years, and earnings on, or distributions of, such amounts.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)[1]	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
Christopher J. McComish	33,000	14,438	25	—	47,462
Mark Kochvar	—	—	(91,474)	—	435,489
David G. Antolik	53,210	18,623	(153,213)	—	856,015
Stephen A. Drahnak	17,799	6,230	(41,011)	—	214,138
LaDawn D. Yesho	20,740	726	(63,390)	—	334,148

(1)   The amounts in this column have been included in the "All Other Compensation" column of the Summary Compensation Table on page 45.

The Nonqualified Plan offers certain management employees, including the NEOs, the opportunity to continue to defer income on a tax deferred basis that exceeds annual contribution or compensation limits for qualified plans. In addition, the Nonqualified Plan can be used by highly-compensated employees who are limited to the salary deferral limit under the Thrift Plan. The employee may elect to defer a percentage of compensation from each payroll under the Supplemental Savings provision. The employee may also elect to contribute at the same deferral rate as for the Thrift Plan after reaching a contribution or compensation limit under the make-up provision.

S&T Bank makes employer matching and year end profit sharing contributions to the Nonqualified Plan that cannot be made to the qualified plans due to the aforementioned limits. The match is 3.5% of the deferral amount, except the match on deferrals under the make-up provision, which are matched 100% of the first 1% of the employee's eligible compensation and 50% of the next 5% of the employee's eligible compensation, up to 3.5% of the employee's eligible compensation. The year end profit sharing bonus is at the same percentage as for the Thrift Plan and applies to eligible compensation that exceeds the compensation limit for qualified plans.

The participants may elect the allocation percentages for employee deferrals and employer contributions into two large capitalization mutual funds, a balanced fund and a money market mutual fund in a Rabbi Trust. The Thrift Plan Committee at S&T Bank determines the investment vehicles in the Rabbi Trust, which currently are Vanguard 500 Index Fund Admiral, American Funds Fundamental Investors Fund Class R5, Dodge & Cox Balanced Fund and Vanguard Treasury Money Market Investor Shares.

As described earlier, distributions from the Nonqualified Plan are in accordance with the participant's distribution election. The Nonqualified Plan is subject to the provisions of Section 409A of the Code.

Termination of Employment and Change in Control Arrangements

As described above, except for Messrs. McComish and Antolik, our NEOs do not have employment agreements. The NEOs would receive payments from S&T in connection with a termination from employment pursuant to their change in control agreements. The amount of the payment would vary, depending upon whether the termination was due to resignation, retirement, severance, good cause or change in control of S&T. In the event of death, the NEO's beneficiary, heirs or estate would be entitled to certain payments.

Resignation. There are no employment agreements between S&T and any of the NEOs, except for Messrs. McComish and Antolik. Under these agreements, Messrs. McComish and Antolik may resign for good reason or on their own free will. If resigning on their own free will, Messrs. McComish and Antolik would be in common with the other NEOs. In the event of resignation for good reason, as defined in the employment agreement, Mr. McComish would receive two times salary and target annual bonus, 24 months of health care benefits and any portion of the unvested inaugural award of restricted S&T shares. Mr. Antolik would receive two times salary and target bonus and 24 months of health care benefits. Other NEOs would receive salary payments and participate in S&T's benefit plans through the date of separation from employment. There would be no additional payments.

Retirement. Upon retirement, the NEOs would receive pension benefits as described above in the "Retirement Plan" and the "Nonqualified Plan." Married participants must receive their benefit in the form of a 50% joint and survivor annuity with 120 monthly payments guaranteed unless their spouse consents to a different form of a payment. Various optional annuity forms of payment are available under the Retirement Plan, including a single lump sum payment. All forms of payment are actuarially equivalent in value. The benefit due from the S&T Bancorp, Inc. Retirement Make-Up Plan is only payable as a lump sum.

	The Retirement Plan		The Nonqualified Plan, Lump Sum Benefit as of 1/1/2023 [3]
	Date Payable[1]	Annual Benefit[2]	
Christopher J. McComish	N/A	N/A	N/A
Mark Kochvar	1/1/2023	$78,300	$263,400
David G. Antolik	1/1/2023	$60,200	$318,500
Stephen A. Drahnak	1/1/2023	$70,600	$ 36,800
LaDawn D. Yesho	N/A	N/A	$ 52,500

(1) Messrs. Kochvar and Antolik were eligible to retire and receive 100.00% and 70.00%, respectively, of their benefit payable on January 1, 2023, as described in "The Retirement Plan" above. Mr. Drahnak was not eligible for early retirement as of December 31, 2022, and is presented at what his respective benefit would be upon retirement at age 65 (as of 01/01/2036) if he had terminated employment on December 31, 2022. Ms. Yesho is not a participant in the Retirement Plan. Her lump sum amount shown reflects her nonqualified benefit payable from the S&T Bancorp, Inc. Retirement Make-Up Plan. Ms. Yesho was not eligible for early retirement as of December 31, 2022 and is presented at what her respective benefit would be upon retirement at age 65 if she had terminated employment on December 31, 2022.

(2) The NEOs are married participants and must receive their benefit under the Supplemental Savings and Make-up Plan in the form of a 50% joint and survivor annuity with 120 monthly payments guaranteed unless their spouse consents to a different form of a payment. The annual benefits shown in this column are payable for the participant's life with a minimum of 120 monthly payments guaranteed. After 120 monthly payments have been made, 50% of the amount shown continues for the spouse's life following the participant's death. If the NEO became deceased prior to retiring, the NEO's surviving spouse would receive the amount shown for ten years commencing as of the date shown, reducing to 50% of the amount shown after ten years and continuing for the remainder of his or her lifetime.

(3) The NEO receives a lump sum payment upon retirement or termination as described above in the "Nonqualified Plan." The lump sum payment is determined as the present value of a ten-year certain and life annuity based on an interest rate of 8.0% and a mortality table specified by the terms of the plan, and is deposited into the NEO's Nonqualified Plan deferred compensation account. Currently, the NEOs have elected to receive a lump sum distribution under the Supplemental Savings and Make-up Plan at age 70, but may change their elections to an earlier date, for the amount of their payments accrued prior to January 1, 2005. The NEOs individually elected a time and form of payment for payments accrued after December 31, 2004, as allowed by the Nonqualified Plan and permitted by Section 409A.

Severance, constructive termination and change in control. The agreements define "good reason" as the occurrence of any of the following (without the executive's consent) after a change in control:

• A material diminution of the executive's duties, authority or responsibility, or any material change in the geographic location at which the executive must perform services (in this case, a material change means any location more than 40 land miles from the location prior to the change in control);

Executive Compensation

- A material breach of the obligation imposed under the agreement for S&T (or any successor) to (a) continue to provide the executive after a change in control with benefits substantially similar to those enjoyed by the executive under any of S&T's pension, life insurance, medical, health and accident, disability, or other welfare plans (but not including annual bonus or incentive or equity-based compensation plans) in which the executive was participating at the time of the change in control, unless the nature of the change in benefit levels is consistent with changes to benefits levels provided to employees at the same or equivalent level or title as the executive; (b) provide annual bonus and incentive compensation opportunities that are not less favorable than provided prior to the change in control; or (c) provide the executive with the number of paid vacation days to which the executive is entitled to on the basis of years of service with S&T in accordance with S&T's normal vacation policy in effect at the time of a change in control;

- A material breach of the obligation imposed under the agreement that the agreement be binding upon any successor to S&T; or

- A reduction of more than 10% in the executive's annual base salary by S&T.

An executive cannot terminate for "good reason" unless (a) the executive shall have given written notice of such event to S&T within ninety (90) days after the initial occurrence thereof, (b) S&T shall have failed to cure the situation within thirty (30) days following the delivery of such notice (or such longer cure period as may be agreed upon by the parties), and (c) the executive terminates employment within six (6) months after the initial notification of the event constituting good reason.

A "change in control" is defined in the agreements as the occurrence of any of the following:

- Any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act in effect on the execution date of the agreement), other than a pension, profit-sharing or other employee benefit plan established by S&T, that is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act in effect as of the date first written above), directly or indirectly, of securities of S&T representing twenty- five percent (25%) or more of the combined voting power of the S&T's then outstanding securities;

- During any period of two consecutive years, individuals who at the beginning of such period constitute the S&T Board cease for any reason to constitute at least a majority thereof, unless the election of each director who was not a director at the beginning of such period has been approved in advance by directors representing at least a majority of the directors then in office who were directors at the beginning of the period;

- The consummation of a merger or consolidation of S&T with any other corporation, other than a merger or consolidation which would result in the voting securities of S&T outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least fifty percent (50%) of the total voting power represented by the voting securities of S&T or such surviving entity outstanding immediately after such merger or consolidation;

- The shareholders of S&T or the S&T Board approve a plan of complete liquidation or an agreement for the sale of or disposition (in one transaction or a series of transactions) of all or substantially all of S&T's assets; or

- Any other event that constitutes a change in control of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Exchange Act or any successor provision.

Agreements provide for the following benefits:

- In accordance with his employment agreement, if Mr. McComish's employment is terminated without cause or for good reason, Mr. McComish would be eligible for a cash severance benefit equal to two times the sum of his annual base salary and target annual bonus (or, if such termination is within two years following a change in control of the S&T, three times the sum of his annual base salary and target annual bonus, and a pro-rated target annual bonus based on the date of termination), an amount equal to 24 months of COBRA premiums (or, if such termination is within two years following a change in control of S&T, 36 months of COBRA premiums), and accelerated vesting of his inaugural equity award.

- In accordance with his employment agreement, if Mr. Antolik's employment is terminated without cause or for good reason, Mr. Antolik would be eligible for a cash severance benefit equal to two times the sum of his annual base salary and target annual bonus (or, if such termination is within two years following a change in control of the Company, three times the sum of his annual base salary and target annual bonus, and a pro-rated target annual bonus based on the date of termination) and an amount equal to 24 months of COBRA premiums (or, if such termination is within two years following a change in control of the Company, 36 months of COBRA premiums).

- The other NEOs will receive (a) a lump sum payment of 200% (Messrs. Kochvar and Drahnak and Ms. Yesho) or of 100% of his or her base salary and target bonus and (b) a prorated annual bonus (based on the NEO, target bonus) for the year of termination, payable in a lump sum if: (1) the NEO's employment is involuntarily terminated without cause within six months preceding a change in control; (2) the NEO's employment is involuntarily terminated without cause within two years following a "change in control" (as defined below); or (3) the NEO terminates his or her employment for "good reason" (as defined below) within two years following a change in control.

- Payments under the agreements shall be paid or provided (or commence to be paid or provided) within five (5) business days after the executive has satisfied the requirement that the executive sign an irrevocable release of all claims against S&T, subject to a six-month delay for compliance with Section 409A, if necessary. (See "Effect of Taxation on Compensation Programs (Tax Considerations)" on page 43.) The CEO and NEOs who receive 300%, 200% or 100% of their salary and target annual bonus in a change in control will also be subject to twelve (12) month non-competition and non-solicitation covenants. Each agreement provides that if the executive's employment is terminated without cause, or terminates for good reason, within the three or two years of a change in control, as applicable for that particular executive, he will also receive payments equal to the amount of money required to maintain health benefits under COBRA. These additional benefits will continue for three years for the CEO and the President, for two years for Messrs. Kochvar and Drahnak and Ms. Yesho and one year for an Executive Vice President. Each agreement provides that, in the event any benefit received by a NEO in connection with a change in control or in connection with the termination of the NEO's employment whether pursuant to the agreement or any other plan, arrangement or agreement (collectively, the "Total Benefits") would be subject to the excise tax imposed under Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code") (the golden parachute excise tax), then the Total Benefits will be reduced to the extent necessary so that no portion of the Total Benefits is subject to such excise tax.

The agreements specifically exclude public stock offerings by S&T and convertible debt offerings by S&T from the definition of "change in control."

During 2022, as described on page 42 of this Proxy Statement under the section "Double Trigger Change in Control Severance Protections," S&T had double-trigger change in control severance agreements in effect with each of the NEOs.

Executive Compensation

The following table provides the payments that each NEO would have received under his or her change in control agreement in the event of a without cause or good reason termination upon a change in control of S&T on December 31, 2022:

Name	Multiple of Salary[1]	Lump Sum Payment	Payment in Lieu of Medical Coverage[2]	Total Value of Payments[3]
Christopher J. McComish	3X	$4,260,000	$41,964	$4,301,964
Mark Kochvar	2X	$1,330,000	$13,537	$1,343,537
David G. Antolik	3X	$2,500,000	$19,247	$2,519,247
Stephen A. Drahnak	2X	$1,072,000	$38,298	$1,110,298
LaDawn D. Yesho	2X	$1,008,000	$ 799	$1,008,799

(1)   Represents the multiple of the executive's base salary and target annual incentive.

(2)   The amount of money required to maintain health benefits under COBRA for one, two or three years, as applicable and in accordance with the terms of the executive's change in control/severance agreement.

(3)   The total value of the payments may be reduced to avoid the imposition of the excise tax imposed under Section 4999 of the Code.

Death and Disability. Upon the death of an NEO, our NEOs receive life and accidental death and dismemberment insurance proceeds through the S&T Bank Welfare Benefit Plan. In addition, our equity awards provide for pro-rata vesting upon a NEO's death or disability. The following table provides the value of such pro-rata vesting of outstanding equity awards that each NEO would have received in the event the NEO died or became disabled on December 31, 2022:

Name	Value of Pro-Rata Equity Vesting[1] ($)
Christopher J. McComish	211,984
Mark Kochvar	467,651
David G. Antolik	750,148
Steven A. Drahnak	202,346
LaDawn D. Yesho	142,291

(1)   The value realized on pro-rata vesting is based on the closing price of S&T Common Stock on the close of the market on December 31, 2022 ($34.18).

CEO Pay Ratio

For 2022, S&T selected December 29, 2022 as the determination date for identifying the median employee under Item 402(u) of Regulation S-K. Year-to-date taxable wages paid from January 1, 2022 to December 31, 2022 for all employees employed as of the determination date, with the exception of Mr. McComish, were listed from lowest to highest. This period captured all incentive payments for the tax year as well as the vesting of equity awards, as applicable. Wages of newly hired permanent employees were adjusted to represent wages for the entire measurement period.

Once the data was complete, the median employee was identified, and total compensation for the median employee was calculated according to Item 401(c). Mr. McComish's annual total compensation for 2022 was estimated to be $2,508,806. This amount equals Mr. McComish's compensation as reported in the Summary Compensation Table. The median employee's compensation was $46,255 producing a ratio of 54.2.

PAY VERSUS PERFORMANCE DISCLOSURE

In accordance with rules adopted by the Securities and Exchange Commission pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, we provide the following disclosure regarding executive compensation for our principal executive officers ("PEOs") and Non-PEO NEOs and Company performance for the fiscal years listed below. The Compensation Committee did not consider the pay versus performance disclosure below in making its pay decisions for any of the years shown.

									Value of Initial Fixed $100 Investment based on:[4]			
Year (a)	Summary Compensation Table Total for Todd D. Brice[1] ($) (b)	Summary Compensation Table Total for David G. Antolik[1] ($) (c)	Summary Compensation Table Total for Christopher J. McComish[1] ($) (d)	Compensation Actually Paid to Todd D. Brice[1,2,3] ($) (e)	Compensation Actually Paid to David G. Antolik[1,2,3] ($) (f)	Compensation Actually Paid to Christopher J. McComish[1,2,3] ($) (g)	Average Summary Compensation Table Total for Non-PEO NEOs[1] ($) (h)	Average Compensation Actually Paid to Non-PEO NEOs[1,2,3] ($) (i)	TSR ($) (j)	Peer Group TSR ($) (k)	Net Income ($ Millions) (l)	Return on Average Equity[5] (m)
2022	—	—	2,508,806	—	—	2,437,641	941,388	997,835	95.79	110.67	135.5	11.5%
2021	823,834	1,215,680	887,244	681,430	1,461,391	902,948	621,526	616,621	85.06	132.19	110.3	9.3%
2020	1,700,525	—	—	474,364	—	—	961,977	600,989	64.60	92.50	21.0	1.8%

1. Todd D. Brice was our PEO from January 2019 to March 2021. David G. Antolik was our interim PEO from March 2021 to August 2021. Christopher J. McComish has been our PEO since August 2021. The individuals comprising the Non-PEO NEOs for each year presented are listed below.

2020	2021	2022
Mark Kochvar	Mark Kochvar	Mark Kochvar
Ernest J. Draganza	George Basara	David G. Antolik
George Basara	Charles B. Carroll, Jr.	LaDawn D. Yesho
David P. Ruddock	LaDawn D. Yesho	Stephen A. Drahnak
Rebecca A. Stapleton		
David G. Antolik		

2. The amounts shown for Compensation Actually Paid have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by the Company's NEOs. These amounts reflect the Summary Compensation Table Total with certain adjustments as described in footnote 3 below.

3. Compensation Actually Paid reflects the exclusions and inclusions of certain amounts for the PEOs and the Non-PEO NEOs as set forth below. Equity values are calculated in accordance with FASB ASC Topic 718. Amounts in the Exclusion of Stock Awards column are the totals from the Stock Awards column set forth in the Summary Compensation Table. Amounts in the Exclusion of Change in Pension Value column reflect the amounts attributable to the Change in Pension Value reported in the Summary Compensation Table. Amounts in the Inclusion of Pension Service Cost are based on the service cost for services rendered during the listed year and any prior service cost related to any plan amendment or initiation.

Year	Summary Compensation Table Total for Todd. D Brice ($)	Exclusion of Change in Pension Value for Todd D. Brice ($)	Exclusion of Stock Awards for Todd D. Brice ($)	Inclusion of Pension Service Cost for Todd D. Brice ($)	Inclusion of Equity Values for Todd D. Brice ($)	Compensation Actually Paid to Todd D. Brice ($)
2021	823,834	—	—	—	(142,404)	681,430
2020	1,700,525	(600,500)	(371,039)	—	(254,622)	474,364

Year	Summary Compensation Table Total for David G. Antolik ($)	Exclusion of Change in Pension Value for David G. Antolik ($)	Exclusion of Stock Awards for David G. Antolik ($)	Inclusion of Pension Service Cost for David G. Antolik ($)	Inclusion of Equity Values for David G. Antolik ($)	Compensation Actually Paid to David G. Antolik ($)
2021	1,215,680	—	(230,036)	—	475,747	1,461,391

Pay Versus Performance Disclosure

Year	Summary Compensation Table Total for Christopher J. McComish ($)	Exclusion of Change in Pension Value for Christopher J. McComish ($)	Exclusion of Stock Awards for Christopher J. McComish ($)	Inclusion of Pension Service Cost for Christopher J. McComish ($)	Inclusion of Equity Values for Christopher J. McComish ($)	Compensation Actually Paid to Christopher J. McComish ($)
2022	2,508,806	—	(847,888)	—	776,723	2,437,641
2021	887,244	—	(248,605)	—	264,309	902,948

Year	Average Summary Compensation Table Total for Non-PEO NEOs ($)	Average Exclusion of Change in Pension Value for Non-PEO NEOs ($)	Average Exclusion of Stock Awards and Option Awards for Non-PEO NEOs ($)	Average Inclusion of Pension Service Cost for Non-PEO NEOs ($)	Average Inclusion of Equity Values for Non-PEO NEOs ($)	Average Compensation Actually Paid to Non-PEO NEOs ($)
2022	941,388	—	(240,586)	—	297,032	997,835
2021	621,526	—	(141,441)	—	136,536	616,621
2020	961,977	(152,033)	(323,765)	—	114,809	600,989

The amounts in the Inclusion of Equity Values in the tables above are derived from the amounts set forth in the following tables:

Year	Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Todd D. Brice ($)	Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Todd D. Brice ($)	Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for Todd D. Brice ($)	Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Todd D. Brice ($)	Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Todd D. Brice ($)	Value of Dividends or Other Earnings Paid on Equity Awards Not Otherwise Included for Todd D. Brice ($)	Total - Inclusion of Equity Values for Todd D. Brice ($)
2021	—	(179,447)	—	37,043	—	—	(142,404)
2020	370,440	(491,895)	—	(133,167)	—	—	(254,622)

Year	Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for David G. Antolik ($)	Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for David G. Antolik ($)	Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for David G. Antolik ($)	Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for David G. Antolik ($)	Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for David G. Antolik ($)	Value of Dividends or Other Earnings Paid on Equity Awards Not Otherwise Included for David G. Antolik ($)	Total - Inclusion of Equity Values for David G. Antolik ($)
2021	215,220	137,903	12,195	110,429	—	—	475,747

Year	Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Christopher J. McComish ($)	Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Christopher J. McComish ($)	Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for Christopher J. McComish ($)	Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Christopher J. McComish ($)	Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Christopher J. McComish ($)	Value of Dividends or Other Earnings Paid on Equity Awards Not Otherwise Included for Christopher J. McComish ($)	Total - Inclusion of Equity Values for Christopher J. McComish ($)
2022	911,843	—	—	(135,120)	—	—	776,723
2021	264,309	—	—	—	—	—	264,309

Year	Average Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Non-PEO NEOs ($)	Average Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Non-PEO NEOs ($)	Average Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Non-PEO NEOs ($)	Average Value of Dividends or Other Earnings Paid on Equity Awards Not Otherwise Included for Non-PEO NEOs ($)	Total - Average Inclusion of Equity Values for Non-PEO NEOs ($)
2022	258,734	42,083	—	(3,785)	—	—	297,032
2021	137,221	(19,241)	—	18,556	—	—	136,536
2020	352,635	(115,351)	—	(59,319)	(63,156)	—	114,809

4. The Peer Group TSR set forth in this table utilizes the NASDAQ Bank Index, which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report for the year ended December 31, 2022. The comparison assumes $100 was invested for the period starting December 31, 2019, through the end of the listed year in the Company and in the NASDAQ Bank Index, respectively. Historical stock performance is not necessarily indicative of future stock performance.

5. We determined Return on Average Equity to be the most important financial performance measure used to link Company performance to Compensation Actually Paid to our PEOs and Non-PEO NEOs in 2022. This performance measure may not have been the most important financial performance measure for years 2021 and 2020 and we may determine a different financial performance measure to be the most important financial performance measure in future years.

Pay Versus Performance Disclosure

Description of Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Company Total Shareholder Return ("TSR")

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our Non-PEO NEOs, and the Company's cumulative TSR over the three most recently completed fiscal years.



Description of Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Net Income

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our Non-PEO NEOs, and our net income during the three most recently completed fiscal years.



Pay Versus Performance Disclosure

Description of Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Return on Average Equity

The following chart sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our Non-PEO NEOs, and our Return on Average Equity during the three most recently completed fiscal years.



Description of Relationship Between Company TSR and Peer Group TSR

The following chart compares our cumulative TSR over the three most recently completed fiscal years to that of the NASDAQ Bank Index over the same period.



Tabular List of Most Important Financial Performance Measures

The following table presents the financial performance measures that the Company considers to have been the most important in linking Compensation Actually Paid to our PEOs and other NEOs for 2022 to Company performance. The measures in this table are not ranked.

Return on Average Equity
EPS
Relative TSR

RELATED PERSON TRANSACTIONS

Review, Approval or Ratification of Transactions with Related Parties

The Nominating Committee has a written policy for the review, approval, or ratification of related party transactions. In accordance with the Nominating Committee's Related Party Transaction Policy, a "related party transaction" is any transaction, including, but not limited to, any financial transaction (except for Regulation O extensions of credit), arrangement or relationship or any series of similar transactions, arrangements or relationships, in which S&T and its affiliates (collectively, the "Company") was, is or will be a participant and in which any "Related Party" had, has, or will have a direct or indirect material interest. The S&T Board pre-approves all Regulation O extensions of credit. A "Related Party" is defined under the policy as follows:

- Any person who is, or at any time since the beginning of the Company's last fiscal year was, a director or executive officer of the Company or a nominee to become a director of the Company;

- Any person who is known to be the beneficial owner of more than 5% of any class of the Company's voting securities;

- Any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, and sister-in-law. In addition to the foregoing, any person (other than a tenant or employee) residing in the home of such director, executive officer, nominee or more than 5% beneficial owner; and

- Any firm, corporation or other entity in which any of the foregoing persons is employed as an executive officer or is a partner or principal or in a similar position; or in which such person has a 10% or greater beneficial ownership interest.

The S&T Board recognizes that related party transactions can present potential or actual conflicts of interest that may raise questions among shareholders or create the appearance that the Company's decisions are based on considerations other than the best interests of the Company and its shareholders. It is the Company's policy to enter into or ratify a related party transaction only when it is determined that the related party transaction in question is in, or is not inconsistent with, the best interests of the Company and its shareholders. Related party transactions, include but are not limited to, situations where the Company may obtain products or services of a nature, quantity or quality, or other terms comparable to those that could be obtained in arm's length dealings with unrelated third parties; or that are not readily available from alternative sources; or when S&T Bank provides products or services to a Related Party on an arm's length basis on terms comparable to those provided to unrelated third parties or on terms comparable to those provided to employees generally.

On an annual basis, each director and executive officer must submit a questionnaire (the "Questionnaire") for assisting in the administration of this policy. The Questionnaire requests the identification of Related Parties. Any person nominated to stand for election as a director must submit a Questionnaire no later than the date of his or her nomination. Any person who is appointed as a director or an executive officer must submit a Questionnaire prior to such person's appointment as a director or executive officer, except in the case of an executive officer, where due to the circumstances, it is not practicable to submit the Questionnaire in advance, in which case the Questionnaire must be submitted as soon as reasonably practicable following the appointment.

Directors and executive officers are expected to notify the CRO of any updates to the list of Related Parties. The CRO disseminates a Related Party master list as appropriate within S&T. The recipients of the master list utilize the information contained therein in connection with their respective business units, departments and areas of responsibility to effectuate this policy.

The S&T Board has determined that the Nominating Committee is best suited to review and approve related party transactions. Except for the transactions set forth below as preapproved, all related party transactions shall be subject to prior review and approval by the Nominating Committee at a regularly scheduled meeting. If it is not practicable or desirable for S&T to wait until the next regularly scheduled meeting, the proposed transaction will be submitted to the Chairperson of the Committee (provided that the Chairperson is not the

Related Person involved in such transaction) and reported at the next regularly scheduled meeting for Committee ratification. If possible, such approval will be obtained before S&T commences such a transaction or enters into or amends a contract related to such transaction. The Nominating Committee may impose conditions or guidelines on an approved related party transaction. Any member of the Nominating Committee who is a Related Party or potential Related Party with respect to the related party transaction under discussion shall abstain from any discussion of or voting on the approval of such related party transaction, but may, if requested by the Chairperson of the Nominating Committee, participate in some or all of the Nominating Committee's discussions of the transaction for the purpose of providing material information about the transaction. The Nominating Committee may interview any S&T personnel, including the Related Party, and any other third party that it deems appropriate or necessary to assist in making a determination. Management should obtain from the Related Party and furnish to the CRO, the Nominating Committee or the Chairperson of the Nominating Committee, as applicable, the following information regarding any related party transaction:

- A description of the potential related party transaction, including any material information relating to the transaction and the nature of the Related Party's interest in the transaction, including information relating to the background and negotiation of the transaction, the individuals involved in negotiating the transaction, the business purpose of the transaction and the benefits of the transaction to S&T;

- The name of the Related Party, as well as the names of any other related parties who may have an interest in the transaction;

- The nature of the Related Party's interest in the transaction, including the Related Party's position(s) or relationship(s) with, or ownership in, a firm, corporation or other entity that is a party to, or has an interest in, the transaction;

- The approximate dollar value of the amount involved in the transaction; and

- The approximate dollar amount of the Related Party's interest in the transaction.

In determining whether to approve a related party transaction, the Nominating Committee shall consider:

- Whether the transaction is on terms that are fair and reasonable to S&T and substantially the same as would apply if the other party was not a Related Party;

- The size of the transaction and the amount payable to the Related Party;

- The nature of the interest of the Related Party in the transaction;

- Whether the transaction is in the business interests of S&T and in the interests of S&T's shareholders;

- Whether the transaction may involve a conflict of interest or otherwise interfere with the objectivity and independence of the Related Party; and

- Any other facts and circumstances that the members of the Nominating Committee or the Chairperson, as the case may be, deem relevant.

Except for the transactions set forth below as pre-approved, any amendment (other than immaterial amendments without economic consequence), renewal or extension of a previously approved related party transaction shall be subject to review and approval by the Nominating Committee.

The Nominating Committee has reviewed the types of related party transactions described below and determined that each of the following related party transactions will be deemed to be pre-approved by the Nominating Committee:

1. Any compensation paid to executive officers, provided that S&T's Compensation Committee approved or recommended that the S&T Board approve such compensation.

2. Any compensation paid to a director if the compensation is required to be reported in S&T's proxy statement under Item 402 of the SEC's compensation disclosure requirements.

Related Person Transactions

3. Any transaction where the Related Party's interest arises solely from ownership of Common Stock and all shareholders received the same benefit on a pro rata basis (*e.g.*, dividends).

4. Any transaction with a Related Party involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority.

5. Any transaction with a Related Party involving services as a bank depository of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.

6. The reimbursement of business expenses in accordance with S&T's policy.

7. Indemnification and advancement of expenses made pursuant to the S&T's By-laws or pursuant to any agreement or instrument otherwise as required by law.

8. Transactions, arrangement or relationships that are generally available on the same terms to all employees.

Other than as described below under "Transactions with Related Parties", there were no related party transactions. All such transactions noted below were approved by the Nominating Committee in accordance with the terms of S&T's Related Party Transaction Policy.

Transactions with Related Parties

During 2022, S&T Bank made payments aggregating $168,852 to a related interest of Director Christine J. Toretti for the lease of operations, branch, and administrative facilities and parking spaces under the arrangements described below. On October 1, 1986, S&T Bank entered into an agreement to lease, from Ms. Toretti and Mr. Michael Toretti as trustees under an irrevocable trust, a 23,000 square foot, one-story building and 2.3 acres of land used as S&T Bank's North Fourth Street branch and operations center. The terms of the agreement provided for payment of $10,000 per month for the first five years and options to renew for four five-year terms with rent for each option term to be the rent from the previous term, plus 5%. On October 1, 2006, S&T Bank exercised its fourth renewal option at $12,155 per month. Additionally, in September 2006, S&T Bank exercised an extension agreement beginning October 1, 2011 at $12,763 per month, which provides S&T Bank options to renew the lease for four additional five-year terms at the same terms and conditions of the original lease. The second renewal option under the extension agreement was exercised on October 1, 2016 at $13,401 per month, providing the same terms and conditions as the original lease. Management exercised the third renewal option in 2021 extending the term from October 1, 2021 and ending on September 30, 2026 at $14,071 per month providing the same terms and conditions as the original lease. Ms. Toretti and Mr. James H. McElwain currently serve as trustees of the irrevocable trust. This lease is very competitively priced per square foot and is strategically located in Indiana, Pennsylvania adjacent to the S&T Bank-owned North Fifth Street consumer and business banking and loan operations center. The property is unique, as the leased facility includes a bank branch and an operations center, and permits a drive-thru for S&T Bank's customers and has approximately 100 parking spaces for employees. Terminating the lease and relocating to an alternative location would be cost prohibitive and would adversely affect our operational efficiency. Ms. Toretti does not receive any direct or indirect payments or other benefits from the trust.

S&T Bank has made, and expects to make in the future, extensions of credit in the ordinary course of business to certain directors and officers. These loans are made on substantially the same terms, including interest rates, collateral and repayment terms, as those prevailing at the same time for comparable loans with persons not related to S&T Bank and in accordance with Regulation O. Such loans do not involve more than normal risk of collectability or present unfavorable features. The S&T Board pre-approves all Regulation O extensions of credit.

All of the transactions described above were approved by the Nominating Committee in accordance with the Nominating Committee's Related Party Transaction Policy.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee oversees S&T's financial reporting process on behalf of the S&T Board of Directors. Management has the primary responsibility for the financial statements, for maintaining effective internal control over financial reporting and for assessing the effectiveness of internal control over financial reporting. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited consolidated financial statements and related schedules in the Annual Report with management. The Audit Committee also reviewed and discussed together with management and the independent registered public accounting firm (the Independent Auditor) the results of management's assessment of the effectiveness of S&T's internal control over financial reporting and the Independent Auditor's audit of internal control over financial reporting for the year ended December 31, 2022.

The Audit Committee discussed with S&T's Internal Auditors and the Independent Auditor the overall scope and plans for their respective audits. The Audit Committee met with the Internal Auditors and Independent Auditor, with and without management present, to discuss the results of their examinations, their evaluations of S&T's internal controls, including internal controls over financial reporting, and the overall quality of S&T's financial reporting.

The Audit Committee reviewed and discussed with the Independent Auditor the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (United States) (PCAOB) and the Securities and Exchange Commission (SEC). The Audit Committee has received the written disclosures and the letter from the Independent Auditor required by applicable requirements of the PCAOB regarding the Independent Auditor's communications with the Audit Committee concerning independence and has discussed with the Independent Auditor the Independent Auditor's independence.

Based on the review and discussions referred to above, the Audit Committee has recommended to the S&T Board of Directors that the audited consolidated financial statements and related schedules be included in the Annual Report on Form 10-K for the year ended December 31, 2022, for filing with the SEC.

The Audit Committee of the S&T Bancorp, Inc. Board of Directors:

Frank J. Palermo, Jr. (Chairperson); Peter R. Barsz, Christina A. Cassotis, and Jeffrey D. Grube.

In accordance with and to the extent permitted by applicable law or regulation, the information contained in the Report of the Audit Committee shall not be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Exchange Act, and shall not be deemed to be soliciting material or to be filed with the SEC under the Exchange Act.

SHAREHOLDER PROPOSALS
AND OTHER BUSINESS

Any proposal submitted by a shareholder of S&T for inclusion in the proxy statement and form of proxy for the 2024 S&T annual meeting of shareholders must be received in writing by the Secretary of S&T at S&T's Administrative Office (its principal executive offices), 800 Philadelphia Street, Indiana, Pennsylvania 15701, on or before December 5, 2023. Such proposal must conform with all of the requirements of Rule 14a-8 under the Exchange Act.

Notice to S&T of proposals for action at the 2024 annual meeting of shareholders or a shareholder director nomination submitted otherwise than pursuant to Rule 14a-8 must be submitted in writing to the Secretary of S&T at S&T's Administrative Office (its principal executive offices), 800 Philadelphia Street, Indiana, Pennsylvania 15701, not earlier than the close of business on the 120th day (January 17, 2024), nor later than the close of business on the 90th day (February 16, 2024) prior to the first anniversary of 2023 Annual Meeting (May 16, 2024), unless the date of the 2024 annual meeting of shareholders is more than 30 days before or more than 60 days after such anniversary date, in which case we will notify you of the new deadlines. Such proposals should be submitted by means that permit proof of the date of delivery, such as certified mail, return receipt requested. The persons named in the proxies solicited by S&T's Board for its 2024 annual meeting of shareholders may exercise discretionary voting power with respect to any such proposal or nomination as to which S&T does not receive a timely notice.

Any shareholder who intends to solicit proxies in support of director nominees other than S&T's nominees must provide notice of the shareholder's intent to solicit proxies for its director nominees by February 16, 2024 and must comply with the requirements of Rule 14a-19 and Section 105 of S&T's Bylaws. S&T will disregard any proxies solicited for a shareholder's director nominees if such shareholder fails to comply with such requirements.

OTHER MATTERS

Management knows of no other matters to be brought before the Annual Meeting. In accordance with the S&T By-laws, no persons other than S&T's nominees may be nominated for director election or elected at the Annual Meeting. However, should any other matter requiring a vote of the shareholders properly come before the meeting, the persons named in the enclosed proxy will vote the shares represented by the proxies on such matter as determined by a majority of the S&T Board. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

By Order of the Board of Directors,

Rachel L. Smydo
Secretary

WE HAVE MAILED TO CERTAIN SHAREHOLDERS THE NOTICE CONTAINING INSTRUCTIONS REGARDING HOW TO ACCESS OUR PROXY STATEMENT AND A COPY OF OUR 2022 ANNUAL REPORT, WHICH INCLUDES A COPY OF OUR ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2022 (AS FILED WITH THE SEC, INCLUDING THE FINANCIAL STATEMENTS THERETO). WE WILL PROVIDE WITHOUT CHARGE TO EACH PERSON BEING SOLICITED BY THE PROXY STATEMENT, UPON THE WRITTEN REQUEST OF SUCH PERSON, COPIES OF OUR PROXY STATEMENT, ANNUAL REPORT OR FORM 10-K. PLEASE DIRECT ALL SUCH REQUESTS TO: SECRETARY OF S&T, 800 PHILADELPHIA STREET, INDIANA, PENNSYLVANIA 15701. IN ADDITION, THE FORM 10-K AND EXHIBITS ARE AVAILABLE ON THE INTERNET AT *WWW.STBANCORP.COM* OR ON THE SEC'S WEBSITE AT *WWW.SEC.GOV*. THE FORM 10-K IS NOT PART OF THESE SOLICITATION MATERIALS.

April 3, 2023

FORWARD-LOOKING STATEMENTS

This proxy statement, other reports filed by S&T under the Exchange Act, and any other written or oral statements made by us or on our behalf to analysts, investors, the media, and others, may include forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. The words "future," "anticipates," "assumes," "intends," "plans," "seeks," "believes," "predicts," "potential," "objectives," "estimates," "expects," "targets," "projects," "outlook," "forecast," "would," "will," "may," "might," "could," "should," "can," and similar terms and expressions often signify forward-looking statements. Forward-looking statements are not based on historical information, but rather are related to future operations, strategies, financial results, or other developments. Forward-looking statements are based on management's current expectations as well as certain assumptions and estimates made by, and information available to, management at the time the statements are made. Those statements are based on general assumptions and are subject to various risks, and because they also relate to the future, they are likewise subject to inherent uncertainties and other factors that may cause actual results to differ materially from the views, beliefs, and projections expressed in such statements. Therefore, we caution you against relying on any of these forward-looking statements.

You should not place undue reliance on any forward-looking statements, which are only as of the date made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible to predict all of them. We assume no obligation to update or revise any forward-looking statements that are made from time to time, either as a result of future developments, new information, or otherwise, except as may be required by law.

See also the reports filed with the SEC, including the discussions under the "Forward-Looking Statements" and "Risk Factors" sections of S&T's Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC and available on its website at *sec.gov***, as well as at www.stbancorp.com and www.***proxyvote.com***.**

TRADEMARK INFORMATION

S&T BANK® and S&T BANK and Design® are registered trademarks of S&T. Other words or symbols in this proxy statement that identify other parties' goods or services may be trademarks or service marks of those other parties.

INFORMATION NOT INCORPORATED INTO THIS PROXY STATEMENT

No information contained on or accessible through our websites at www.stbancorp.com or https://www.stbank.com/corporateresponsibility or on Bank Director's website at www.bankdirector.com is part or shall be deemed to be a part of this proxy statement by reference or otherwise incorporated into any other filings we make with the SEC, except to the extent we specifically incorporate such information by reference.

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APPENDIX A

RECONCILIATIONS OF GAAP TO NON-GAAP

In addition to traditional measures presented in accordance with GAAP, S&T's management uses, and this Proxy Statement contains or references, certain non-GAAP financial measures identified below. We believe these non-GAAP financial measures provide information useful to investors in understanding our underlying operational performance and our business and performance trends as they facilitate comparisons with the performance of other companies in the financial services industry. Although we believe that these non-GAAP financial measures enhance investors' understanding of our business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP or considered to be more important than financial results determined in accordance with GAAP, nor are they necessarily comparable with non-GAAP measures which may be presented by other companies.

The following table reconciles interest and dividend income per the Consolidated Statements of Net Income to interest income, net interest income and net interest margin on an FTE basis (non-GAAP) for the periods presented:

	Years Ended December 31,	
(dollars in thousands)	2022	2021
Total interest and dividend income per Consolidated Statements of Net Income	$340,751	$289,262
Adjustment to FTE basis	2,052	2,316
Interest Income on an FTE Basis (Non-GAAP)	**342,803**	**291,578**
Total interest and dividend income per Consolidated Statements of Net Income	340,751	289,262
Total interest expense	24,968	13,150
Net Interest Income per Consolidated Statements of Net Income	$315,783	$276,112
Adjustment to FTE basis	2,052	2,316
Net Interest Income on an FTE Basis (Non-GAAP)	**317,835**	**278,428**
Net interest margin	3.74%	3.19%
Adjustment to FTE basis	0.02	0.03
Net Interest Margin on an FTE Basis (Non-GAAP)	**3.76%**	**3.22%**

The efficiency ratio is noninterest expense divided by noninterest income plus net interest income, on an FTE basis (non-GAAP), which ensures comparability of net interest income arising from both taxable and tax-exempt sources and is consistent with industry practice. Below is a reconciliation of the non-GAAP efficiency ratio.

	Years ended December 31,	
(dollars in thousands)	2022	2021
Efficiency Ratio (Non-GAAP)		
Noninterest expense per Consolidated Statements of Net Income	$196,746	$188,925
Less: merger related expenses	—	—
Noninterest expense excluding nonrecurring items	$196,746	$188,925
Net interest income per Consolidated Statements of Net Income	$315,783	$276,112
Plus: taxable equivalent adjustment	2,052	2,316
Net interest income (FTE) (non-GAAP)	317,835	278,428
Noninterest income per Consolidated Statements of Net Income	58,259	64,696
Less: net (gains) losses on sale of securities	(198)	(29)
Net interest income (FTE) (non-GAAP) plus noninterest income	$375,896	$343,095
Efficiency Ratio (Non-GAAP)	**52.34%**	**55.06%**

Appendix A

Return on average tangible shareholders' equity (non-GAAP) is a key profitability metric used by management to measure financial performance. The following table provides a reconciliation of return on average tangible shareholders' equity (non-GAAP) by reconciling net income (GAAP) per the Consolidated Statements of Net Income to net income before amortization and intangibles and average shareholder's equity to average tangible shareholders' equity for the periods presented:

	Years Ended December 31,	
(dollars in thousands)	2022	2021
Net income	$ 135,520	$ 110,343
Plus: amortization of intangibles, net of tax	1,199	1,400
Net income before amortization of intangibles	$ 136,719	$ 111,743
Average shareholders' equity	$1,181,788	$1,186,161
Less: average goodwill and other intangible assets, net of deferred tax liability	(378,303)	(379,612)
Average tangible shareholders' equity	$ 803,485	$ 806,549
Return on Average Tangible Shareholders' Equity (Non-GAAP)	**17.02%**	**13.85%**

Pre-provision net revenue/Average assets (non-GAAP) is a key profitability metric used by management to measure financial performance. The following table provides a reconciliation of net income before income taxes (GAAP) per the Consolidated Statements of Net Income to PPNR (non-GAAP) and then PPNR (non-GAAP) to average assets for the periods presented:

	Years Ended December 31,	
(dollars in thousands)	2022	2021
Net income before income taxes	$ 168,930	$ 135,668
Plus: Provision for credit losses	8,366	16,215
Pre-provision net revenue (Non-GAAP)	$ 177,296	$ 151,883
Average assets	$9,167,038	$9,375,850
PPNR/Average assets (Non-GAAP)	**1.93%**	**1.62%**

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Annual Report
2022

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number 0-12508

S&T BANCORP, INC.

(Exact name of registrant as specified in its charter)

Pennsylvania	25-1434426
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**
800 Philadelphia Street Indiana PA	**15701**
(Address of principal executive offices)	**(zip code)**

Registrant's telephone number, including area code (800) 325-2265

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $2.50 per share	STBA	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   Yes ☒   No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter. The aggregate estimated fair value of the voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2022:

Common Stock, $2.50 par value – $1,058,883,499

The number of shares outstanding of each of the registrant's classes of common stock as of February 23, 2023:

Common Stock, $2.50 par value –38,998,241

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement of S&T Bancorp, Inc., to be filed pursuant to Regulation 14A for the 2023 annual meeting of shareholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

S&T BANCORP, INC. AND SUBSIDIARIES

S&T BANCORP, INC. AND SUBSIDIARIES

PART I

Item 1. BUSINESS

General

S&T Bancorp, Inc. was incorporated on March 17, 1983 under the laws of the Commonwealth of Pennsylvania as a bank holding company and is registered with the Board of Governors of the Federal Reserve System, or the Federal Reserve Board, under the Bank Holding Company Act of 1956, as amended, or the BHCA, as a bank holding company and a financial holding company. S&T Bancorp, Inc. has five active direct wholly-owned subsidiaries including S&T Bank, 9th Street Holdings, Inc., STBA Capital Trust I, DNB Capital Trust I and DNB Capital Trust II, and owns a 50 percent interest in Commonwealth Trust Credit Life Insurance Company, or CTCLIC. When used in this Report, "S&T," "we," "us" or "our" may refer to S&T Bancorp, Inc. individually, S&T Bancorp, Inc. and its consolidated subsidiaries or certain of S&T Bancorp, Inc.'s subsidiaries or affiliates, depending on the context. As of December 31, 2022, we had approximately $9.1 billion in assets, $7.2 billion in total loans, $7.2 billion in deposits and $1.2 billion in shareholders' equity.

S&T Bank is a full-service bank that operates in Pennsylvania and Ohio. S&T Bank deposits are insured by the Federal Deposit Insurance Corporation, or FDIC, to the maximum extent provided by law. S&T Bank has four active wholly-owned operating subsidiaries including S&T Insurance Group, LLC, S&T Bancholdings, Inc., Stewart Capital Advisors, LLC and DN Acquisition Company, Inc.

Through S&T Bank and our non-bank subsidiaries, we offer consumer, commercial and small business banking services, which include accepting time and demand deposits and originating commercial and consumer loans, brokerage services and trust services including serving as executor and trustee under wills and deeds and as guardian and custodian of employee benefits. We also manage private investment accounts for individuals and institutions through our registered investment advisor. Total Wealth Management assets under administration, which are not accounted for as part of our assets, were $2.2 billion at December 31, 2022.

The main office of both S&T Bancorp, Inc. and S&T Bank is located at 800 Philadelphia Street, Indiana, Pennsylvania, and our phone number is (800) 325-2265.

Human Capital Management

Our commitment to every customer starts with a talented team. To attract and retain our talented team we strive to make S&T an inclusive, safe and healthy workplace that provides our employees with opportunities to grow and develop. As of December 31, 2022, we had approximately 1,182 full time equivalent employees.

Our Team and Culture

Our purpose is building a better future together through people-forward banking. We believe that all banking should be personal. We cultivate relationships rooted in trust, strengthened by going above and beyond and renewed with every interaction. We move banking forward, building better lives together by always putting people first.

Our team strives to embody values to encourage a culture that has enabled us to be named a top workplace. The following are our five core values that support our Purpose:

Make People our Purpose

Humility, empathy and a sincere desire to uplift each other and our community guide our actions every day. We are people in service of people, committed to constantly improving our communication and connection and delivering the right solutions.

Do the Right Thing

We are built on trust and following through on our promises. We hold ourselves accountable by delivering results, continuously learning and striving for better every day.

Go Above and Beyond

We go as far as we possibly can to help advance the cause of our colleagues, customers and communities. In every case, we seek the right solutions based on a holistic understanding of the opportunities ahead of us.

Value Every Voice

We stand for inclusivity, accessibility and opportunity. We listen for forward-looking ideas to better ourselves and improve our experience. And we always welcome an honest and open dialogue with our colleagues, customers and the community at large.

Win as One Team

We function as one connected team working together to deliver a seamless experience. We communicate, collaborate and care enough to go the extra mile for the colleagues we work alongside, the customers we serve and the communities where we live.

Diversity and Inclusion

S&T fosters a diverse work culture where employees work together to better our company, services and community. We are committed to promoting a diverse workforce and developing all people through:
- Equal Opportunity Employment
- Educating our employees and board of directors
- Fostering a culture to address employees' and customers' needs
- Partnering with diverse vendors

The S&T mindset is to encourage, develop and inspire all employees to achieve their best, motivated by their own personal development. Our commitment is to a diverse, equitable and inclusive workplace where everyone utilizes their knowledge, skills, abilities and unique interests to help each other find success and drive positive results. Our Compensation and Benefits Committee of the Board of Directors oversees our diversity and inclusion strategy, and at least annually, measures the success of diversity and inclusion initiatives by reviewing S&T's strategies and statistics from S&T's Human Capital Management System.

Diversity, equity and inclusion, or DEI, is a commitment that we are focused on through various avenues to create awareness, provide education, support our colleagues and communities, develop and improve products and services, partner with diverse vendors and drive results tied to our overall organizational strategy. As part of our DEI strategy, we launched our DEI Advisory Council during 2022. The DEI Advisory Council is co-chaired by our Chief Executive Officer and Chief Human Resources Officer and is made up of colleagues from departments across our organization. We have conducted an ongoing S&T Commemorates webinar series that is designed to explore a wide scope of DEI topics.

Talent Development and Training

Our training plan strives to provide all departments with access to comprehensive training to enhance all job positions. Our Corporate Training Department maintains oversight of all training to ensure that it is implemented and monitored properly and encourages career development for our employees. Our training program offers a blended learning approach comprised of classroom and online course delivery. We have many training sessions that are a virtual format through webinars and learning management system delivery for regulatory, compliance, skill-based, technology, leadership and career development. Certain trainings are conducted live based on the needs of the program. In 2022, our employees logged approximately 70,087 training hours, on average 59 hours per employee, which is an increase of approximately 9 percent compared to 2021.

Safety, Health and Wellness

The safety, health and well being of our employees is a top priority. We offer our employees and their families access to a variety of flexible and convenient health and welfare programs that provide resources to help them maintain and/or improve their physical and mental health. We also have a financial wellness program that assists our employees and their families with budgeting and various personal financial content consisting of an online personal financial program and internally produced webinars. We believe in the education and offering of programs and initiatives that make lasting positive impacts in the lives of our employees.

Form 10-K

S&T BANCORP, INC. AND SUBSIDIARIES

Access to United States Securities and Exchange Commission Filings

All of our reports filed electronically with the United States Securities and Exchange Commission, or the SEC, including this Annual Report on Form 10-K for the fiscal year ended December 31, 2022, our prior annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and our annual proxy statements, as well as any amendments to those reports, are accessible at no cost on our website at www.stbancorp.com under Financials, SEC Filings. These filings are also accessible on the SEC's website at www.sec.gov. The charters of the Audit Committee, the Compensation and Benefits Committee, the Credit Risk Committee, the Executive Committee, the Nominating and Corporate Governance Committee and the Risk Committee as well as the Complaints Regarding Accounting, Internal Accounting Controls or Auditing Matters ("Whistleblower Policy"), the Code of Conduct for the CEO and CFO, the General Code of Conduct, the Shareholder Communications Policy, and the Corporate Governance Guidelines are also available at www.stbancorp.com under Governance.

Supervision and Regulation

General

S&T is extensively regulated under federal and state law. Regulation of bank holding companies and banks is intended primarily for the protection of consumers, depositors, borrowers, the Federal Deposit Insurance Fund, or DIF, and the banking system as a whole, and not for the protection of shareholders or creditors. The following describes certain aspects of that regulation and does not purport to be a complete description of all regulations that affect S&T, or all aspects of any regulation discussed here. To the extent statutory or regulatory provisions are described, the description is qualified in its entirety by reference to the particular statutory or regulatory provisions.

The Dodd-Frank Wall Street Reform and Consumer Protection Act, or Dodd-Frank Act, enacted in July 2010, has had and will continue to have a broad impact on the financial services industry, including significant regulatory and compliance changes addressing, among other things: (i) enhanced resolution authority of troubled and failing banks and their holding companies; (ii) increased capital and liquidity requirements; (iii) increased regulatory examination fees; (iv) changes to assessments to be paid to the FDIC for federal deposit insurance; (v) enhanced corporate governance and executive compensation requirements and disclosures; and (vi) numerous other provisions designed to improve supervision and oversight of, and strengthen safety and soundness for, the financial services sector. Additionally, the Dodd-Frank Act established a new framework for systemic risk oversight within the financial system to be distributed among new and existing federal regulatory agencies, including the Financial Stability Oversight Council, the Federal Reserve Board, the Office of the Comptroller of the Currency and the FDIC. While many requirements called for in the Dodd-Frank Act have been implemented, these regulations are subject to continuing interpretation and potential amendment, and a variety of the requirements remain to be implemented. Given the continued uncertainty associated with the ongoing implementation of the requirements of the Dodd-Frank Act by the various regulatory agencies, including the manner in which the remaining provisions will be implemented and the interpretation of and potential amendments to existing regulations, the full extent of the impact of such requirements on financial institutions' operations remains unclear, but management expects will continue to affect us in some way. The continuing changes resulting from the Dodd-Frank Act may impact the profitability of our business activities, require changes to certain of our business practices, increase our operating and compliance costs, or otherwise adversely affect our business. These changes may also require us to invest significant management attention and resources to evaluate and make necessary changes in order to comply with new statutory and regulatory requirements.

In addition, proposals to change the laws and regulations governing the banking industry are frequently raised in Congress, in state legislatures and before the various bank regulatory agencies that may impact S&T. Such initiatives to change the laws and regulations may include proposals to expand or contract the powers of bank holding companies and depository institutions or proposals to substantially change the financial institution regulatory system. Any such legislation could change bank statutes and our operating environment in substantial and unpredictable ways. If enacted, such legislation could affect how S&T and S&T Bank operate and could significantly increase costs, impede the efficiency of internal business processes, limit our ability to pursue business opportunities in an efficient manner, or affect the competitive balance among banks, credit unions and other financial institutions, any of which could materially and adversely affect our business, financial condition and results of operations. The likelihood and timing of any changes and the impact such changes might have on S&T is impossible to determine with any certainty.

S&T

We are a bank holding company subject to regulation under the BHCA and the examination and reporting requirements of the Federal Reserve Board. Under the BHCA, a bank holding company may not directly or indirectly acquire ownership or control of more than five percent of the voting shares or substantially all of the assets of any additional bank, or merge or consolidate with another bank holding company, without the prior approval of the Federal Reserve Board.

As a bank holding company, we are expected under statutory and regulatory provisions to serve as a source of financial and managerial strength to our subsidiary bank. A bank holding company is also expected to commit resources, including capital and other funds, to support its subsidiary bank.

We elected to become a financial holding company under the BHCA in 2001 and thereby may engage in a broader range of financial activities than are permissible for traditional bank holding companies. In order to maintain our status as a financial holding company, we must remain "well-capitalized" and "well-managed" and the depository institutions controlled by us must remain "well-capitalized," "well-managed" (as defined in federal law) and have at least a "satisfactory" Community Reinvestment Act, or CRA, rating. Refer to Note 25 Regulatory Matters to the consolidated financial statements contained in Part II, Item 8 of this Report for information concerning the current capital ratios of S&T and S&T Bank. No prior regulatory approval is required for a financial holding company with total consolidated assets less than $50 billion to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve Board, unless the total consolidated assets to be acquired exceed $10 billion. The BHCA identifies several activities as "financial in nature" including, among others, securities underwriting; dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and sales agency; investment advisory activities; merchant banking activities and activities that the Federal Reserve Board has determined to be closely related to banking. Banks may also engage in, subject to limitations on investment, activities that are financial in nature, other than insurance underwriting, insurance company portfolio investment, real estate development and real estate investment, through a financial subsidiary of the bank, if the bank is "well-capitalized," "well-managed" and has at least a "satisfactory" CRA rating.

If S&T or S&T Bank ceases to be "well-capitalized" or "well-managed," we will not be in compliance with the requirements of the BHCA regarding financial holding companies or requirements regarding the operation of financial subsidiaries by insured banks.

If a financial holding company is notified by the Federal Reserve Board of such a change in the ratings of any of its subsidiary banks, it must take certain corrective actions within specified time frames. Furthermore, if S&T Bank was to receive a CRA rating of less than "satisfactory," then we would be prohibited from engaging in certain new activities or acquiring companies engaged in certain financial activities until the rating is raised to "satisfactory" or better.

We are presently engaged in non-banking activities through the following six entities:
- 9th Street Holdings, Inc. was formed in June 1988 to hold and manage a group of investments previously owned by S&T Bank and to give us additional latitude to purchase other investments.
- S&T Bancholdings, Inc. was formed in August 2002 to hold and manage a group of investments previously owned by S&T Bank and to give us additional latitude to purchase other investments.
- CTCLIC is a joint venture with another financial institution, and acts as a reinsurer of credit life, accident and health insurance policies that were sold by S&T Bank and the other institution. S&T Bank and the other institution each have ownership interests of 50 percent in CTCLIC.
- S&T Insurance Group, LLC distributes life insurance and long-term disability income insurance products. During 2001, S&T Insurance Group, LLC and Attorneys Abstract Company, Inc. entered into an agreement to form S&T Settlement Services, LLC, or STSS, with respective ownership interests of 55 percent and 45 percent. STSS is a title insurance agency servicing commercial customers. We also have a 30 percent partnership interest in Evergreen Insurance, LLC.
- Stewart Capital Advisors, LLC was formed in August 2005 and is a registered investment advisor that manages private investment accounts for individuals and institutions.
- DN Acquisition Company, Inc. was acquired with the DNB First merger on November 30, 2019. DN Acquisition Company, Inc. was formed to acquire and hold Other Real Estate Owned acquired through foreclosure or deed in-lieu-of foreclosure, as well as Bank-occupied real estate.

Form 10-K

S&T Bank

As a Pennsylvania-chartered, FDIC-insured non-member commercial bank, S&T Bank is subject to the supervision and regulation of the Pennsylvania Department of Banking and Securities, or PADBS, and the FDIC. We are also subject to various requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types, amount and terms and conditions of loans that may be granted and limits on the types of other activities in which S&T Bank may engage and the investments it may make. In addition, pursuant to the federal Bank Merger Act, S&T Bank must obtain the prior approval of the FDIC before it can merge or consolidate with or acquire the assets or assume the deposit liabilities of another bank.

S&T Bank is subject to affiliate transaction rules in Sections 23A and 23B of the Federal Reserve Act as implemented by the Federal Reserve Board's Regulation W, that limit the amount of transactions between itself and S&T or any other company or entity that controls or is under common control with any company or entity that controls S&T Bank, including for most purposes any financial or depository institution subsidiary of S&T Bank. Under these provisions, "covered" transactions, including making loans, purchasing assets, issuing guarantees and other similar transactions, between a bank and its parent company or any other affiliate, generally are limited to 10 percent of the bank subsidiary's capital and surplus, and with respect to all transactions with affiliates, are limited to 20 percent of the bank subsidiary's capital and surplus. Loans and extensions of credit from a bank to an affiliate generally are required to be secured by eligible collateral in specified amounts, and in general all affiliated transactions must be on terms consistent with safe and sound banking practices. Furthermore, in general, transactions between a bank and its affiliates must be on terms and conditions that are at least as favorable to the bank as the terms that would apply in comparable transactions between the bank and a third party. The Dodd-Frank Act expanded the affiliate transaction rules to broaden the definition of affiliate to include as covered transactions securities borrowing or lending, repurchase or reverse repurchase agreements and derivative activities, and to strengthen collateral requirements and limit Federal Reserve exemptive authority.

Federal law also constrains the types and amounts of loans that S&T Bank may make to its executive officers, directors and principal shareholders. Among other things, these loans are limited in amount, must be approved by the bank's board of directors in advance, and must be on terms and conditions as favorable to the bank as those available to an unrelated person. The Dodd-Frank Act strengthened restrictions on loans to insiders and expanded the types of transactions subject to the various limits to include credit exposure arising from a derivative transaction, a repurchase or reverse repurchase agreement and a securities lending or borrowing transaction. The Dodd-Frank Act also placed restrictions on certain asset sales to and from an insider to an institution, including requirements that such sales be on market terms and, in certain circumstances, approved by the institution's board of directors.

Insurance of Accounts; Depositor Preference

The deposits of S&T Bank are insured up to applicable limits per insured depositor by the DIF, as administered by the FDIC. The Dodd-Frank Act codified FDIC deposit insurance coverage per separately insured depositor for all account types at $250,000.

As an FDIC-insured bank, S&T Bank is subject to FDIC insurance assessments, which are imposed based upon the calculated risk the institution poses to the DIF.

Under the current assessment system, for an institution with less than $10 billion in assets, assessment rates are determined based on a combination of financial ratios and CAMELS (capital adequacy, asset quality, management, earnings, liquidity and sensitivity) composite ratings. The assessment rate schedule can change from time to time, at the discretion of the FDIC, subject to certain limits. Under the current system, premiums are assessed quarterly. Assessments are calculated as a percentage of average consolidated total assets less average tangible equity during the assessment period. As part of its semiannual update of the restoration plan established by the FDIC to facilitate restoration of the reserve ratio of the DIF to the statutory minimum in the mandated time frame, in June 2022 the FDIC approved an amended restoration plan and proposed an increase in the initial base deposit insurance assessment rate schedules. Consistent with the amended restoration plan, in October 2022, the FDIC adopted a final rule, applicable to all insured depository institutions, to increase the initial base deposit insurance assessment rate schedules uniformly by 2 basis points, beginning in the first quarterly assessment period of 2023 (January 1 through March 31, 2023). The increase in assessment rate schedules is intended to increase the likelihood that the reserve ratio of the DIF reaches the statutory minimum of 1.35 percent by the statutory deadline of September 30, 2028. Second, the proposed change in assessment rates is further intended to support growth in the DIF in progressing toward the 2 percent Designated Reserve Ratio, or DRR, established by the FDIC. The FDIC has indicated that the proposed assessment rate schedules will remain in effect unless and until the DRR meets or exceeds 2 percent, absent further FDIC action. Under the new rule, the total base assessment rates on an annualized basis range from 2.5 basis points for certain "well-capitalized," "well-managed" banks, with the highest ratings, to 42 basis points for complex institutions posing the most risk to the DIF, compared to the 2022 rates that ranged from 1.5 to 40.

S&T BANCORP, INC. AND SUBSIDIARIES

The FDIC may terminate the deposit insurance of any insured depository institution if it determines, after hearing that the institution has engaged in unsafe or unsound practices, that the institution is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the Federal Reserve Board. It also may suspend deposit insurance temporarily during the hearing process if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of termination, less subsequent withdrawals, will continue to be insured for a period of six months to two years, as determined by the FDIC.

Under federal law, deposits and certain claims for administrative expenses and employee compensation against insured depository institutions are afforded a priority over other general unsecured claims against such an institution, including federal funds and letters of credit, in the liquidation or other resolution of such an institution by a receiver. Such priority creditors would include the FDIC.

Capital

The Federal Reserve Board and the FDIC have issued substantially similar minimum risk-based and leverage capital rules applicable to the banking organizations they supervise. At December 31, 2022, both S&T and S&T Bank met the applicable minimum regulatory capital requirements.

The following table summarizes the leverage and risk-based capital ratios for S&T and S&T Bank:

(dollars in thousands)	Actual		Minimum Regulatory Capital Requirements		To be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2022						
Leverage Ratio						
S&T	$ 967,708	11.06 %	$ 349,914	4.00 %	$ 437,392	5.00 %
S&T Bank	938,377	10.73 %	349,746	4.00 %	437,182	5.00 %
Common Equity Tier 1 (to Risk-Weighted Assets)						
S&T	938,708	12.81 %	329,701	4.50 %	476,235	6.50 %
S&T Bank	938,377	12.81 %	329,565	4.50 %	476,038	6.50 %
Tier 1 Capital (to Risk-Weighted Assets)						
S&T	967,708	13.21 %	439,602	6.00 %	586,135	8.00 %
S&T Bank	938,377	12.81 %	439,420	6.00 %	585,893	8.00 %
Total Capital (to Risk-Weighted Assets)						
S&T	1,078,897	14.73 %	586,135	8.00 %	732,669	10.00 %
S&T Bank	1,049,566	14.33 %	585,893	8.00 %	732,367	10.00 %

The banking regulatory agencies may from time to time require that a banking organization maintain capital above the minimum prescribed levels, whether because of its financial condition or actual or anticipated growth.

The risk-based capital standards establish a systematic, analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations, takes off-balance sheet exposures explicitly into account in assessing capital adequacy and minimizes disincentives to holding liquid, low-risk assets. For purposes of the risk-based ratios, assets and specified off-balance sheet instruments are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. The leverage ratio represents capital as a percentage of total average assets adjusted as specified in the guidelines.

In July 2013, the federal banking agencies issued final regulatory capital rules that replaced the then existing general risk-based capital and related rules, broadly revising the basic definitions and elements of regulatory capital and making substantial changes to the risk weightings for banking and trading book assets. These regulatory capital rules are designed to implement Basel III (which were agreements reached in July 2010 by the international oversight body of the Basel Committee on Banking Supervision to require more and higher-quality capital) as well as the minimum leverage and risk-based capital requirements of the Dodd-Frank Act. These capital standards apply to all banks, regardless of size, and to all bank holding companies with consolidated assets greater than $500 million and became effective on January 1, 2015. For smaller banking organizations such as S&T and S&T Bank, the rules were subject to a transition period providing for full implementation as of January 1, 2019.

Generally, under the guidelines, common equity Tier 1 capital consists of common stock instruments that meet the eligibility criteria in the rule, retained earnings, accumulated other comprehensive income and common equity Tier 1 minority interest, less applicable regulatory adjustments and deductions including goodwill, intangible assets subject to limitation and certain deferred tax assets subject to limitation. Tier 1 capital is comprised of common equity Tier 1 capital plus generally non-cumulative perpetual preferred stock, Tier 1 minority interests and, for bank holding companies with less than $15 billion in consolidated assets at December 31, 2009, certain restricted capital instruments including qualifying cumulative perpetual preferred stock and grandfathered trust preferred securities, up to a limit of 25 percent of Tier 1 capital, less applicable regulatory adjustments and deductions. Tier 2, or supplementary, capital generally includes portions of trust preferred securities and cumulative perpetual preferred stock not otherwise counted in Tier 1 capital, as well as preferred stock, subordinated debt, total capital minority interests not included in Tier 1, and the allowance for credit losses, or ACL, in an amount not exceeding 1.25 percent of standardized risk-weighted assets, less applicable regulatory adjustments and deductions. Total capital is the sum of Tier 1 and Tier 2 capital.

After a phase in period beginning in 2016, these regulatory capital rules also require a banking organization to maintain a capital conservation buffer composed of common equity Tier 1 capital in an amount greater than 2.50 percent of total risk-weighted assets beginning in 2019. As a result, since 2019, a banking organization has been required to maintain a common equity Tier 1 risk-based capital ratio greater than 7.00 percent, a Tier 1 risk-based capital ratio greater than 8.50 percent and a Total risk-based capital ratio greater than 10.50 percent; otherwise, it will be subject to restrictions on capital distributions and discretionary bonus payments. Since 2019, the minimum capital requirements plus the capital conservation buffer exceed the regulatory capital ratios required for an insured depository institution to be well-capitalized under prompt corrective action law, described in "Other Safety and Soundness Regulations."

These regulatory capital rules also revise the calculation of risk-weighted assets, including a new framework under which the risk weight will increase for most credit exposures that are 90 days or more past due or on nonaccrual, high-volatility commercial real estate loans, mortgage servicing and deferred tax assets that are not deducted from capital and certain equity exposures. The rules include changes to the credit conversion factors of off-balance sheet items, such as the unused portion of a loan commitment.

Federal regulators periodically propose amendments to the regulatory capital rules and the related regulatory framework and consider changes to the capital standards that could significantly increase the amount of capital needed to meet applicable standards. The timing of adoption, ultimate form and effect of any such proposed amendments cannot be predicted.

Payment of Dividends

S&T is a legal entity separate and distinct from its banking and other subsidiaries. A substantial portion of our revenues consist of dividend payments we receive from S&T Bank. The payment of common dividends by S&T is subject to certain requirements and limitations of Pennsylvania law. S&T Bank, in turn, is subject to federal and state laws and regulations that limit the amount of dividends it can pay to S&T. In addition, both S&T and S&T Bank are subject to various general regulatory policies relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Federal Reserve Board has indicated that banking organizations should generally pay dividends only if (i) the organization's net income available to common shareholders over the past year has been sufficient to fully fund the dividends and (ii) the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition. Thus, under certain circumstances based upon our financial condition, our ability to declare and pay quarterly dividends may require consultation with the Federal Reserve Board and may be prohibited by applicable Federal Reserve Board guidance.

Other Safety and Soundness Regulations

There are a number of obligations and restrictions imposed on bank holding companies such as us and our depository institution subsidiary by federal law and regulatory policy. These obligations and restrictions are designed to reduce potential loss exposure to the FDIC's DIF in the event an insured depository institution becomes in danger of default or is in default. Under current federal law, for example, the federal banking agencies possess broad powers to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institution in question is "well-capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized," as defined by the law. As of December 31, 2022, S&T Bank was classified as "well-capitalized." New definitions of these categories, as set forth in the federal banking agencies' final rule to implement Basel III and the minimum leverage and risk-based capital requirements of the Dodd-Frank Act, became effective as of January 1, 2015. Refer to the above section titled Capital within this Item 1. Business section for capital requirements. The classification of depository institutions is primarily for the purpose of applying the federal banking agencies' prompt corrective action provisions and is not intended to be and should not be interpreted as a representation of overall financial condition or prospects of any financial institution.

The federal banking agencies' prompt corrective action powers, which increase depending upon the degree to which an institution is undercapitalized, can include, among other things, requiring an insured depository institution to adopt a capital restoration plan, which cannot be approved unless guaranteed by the institution's parent company; placing limits on asset growth and restrictions on activities, including restrictions on transactions with affiliates; restricting the interest rates the institution may pay on deposits; restricting the institution from accepting brokered deposits; prohibiting the payment of principal or interest on subordinated debt; prohibiting the holding company from making capital distributions, including payment of dividends, without prior regulatory approval; and, ultimately, appointing a receiver for the institution.

The federal banking agencies have also adopted guidelines prescribing safety and soundness standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, fees and compensation and benefits. In general, the guidelines require appropriate systems and practices to identify and manage specified risks and exposures. The guidelines prohibit excessive compensation as an unsafe and unsound practice and characterize compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal shareholder. In addition, the agencies have adopted regulations that authorize, but do not require, an agency to order an institution that has been given notice by an agency that it is not in compliance with any of such safety and soundness standards to submit a compliance plan. If, after being so notified, an institution fails to submit an acceptable compliance plan, the agency must issue an order directing action to correct the deficiency and may issue an order directing other actions of the types to which an "undercapitalized" institution is subject under the prompt corrective action provisions described above.

Regulatory Enforcement Authority

The enforcement powers available to federal banking agencies are substantial and include, among other things and in addition to other powers described herein, the ability to assess civil money penalties and impose other civil and criminal penalties, to issue cease-and-desist or removal orders, to appoint a conservator to conserve the assets of an institution for the benefit of its depositors and creditors and to initiate injunctive actions against banks and bank holding companies and "institution affiliated parties," as defined in the Federal Deposit Insurance Act. In general, these enforcement actions may be initiated for violations of laws and regulations, and engagement in unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities.

At the state level, the PADBS also has broad enforcement powers over S&T Bank, including the power to impose fines and other penalties and to appoint a conservator or receiver.

Interstate Banking and Branching

The BHCA currently permits bank holding companies from any state to acquire banks and bank holding companies located in any other state, subject to certain conditions, including certain nationwide and state-imposed deposit concentration limits. In addition, because of changes to law made by the Dodd-Frank Act, S&T Bank may now establish de novo branches in any state to the same extent that a bank chartered in that state could establish a branch.

Community Reinvestment, Fair Lending and Consumer Protection Laws

In connection with its lending activities, S&T Bank is subject to a number of state and federal laws designed to protect borrowers and promote lending to various sectors of the economy and population. The federal laws include, among others, the Equal Credit Opportunity Act, the Truth-in-Lending Act, the Truth-in-Savings Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, the Fair Credit Reporting Act and the CRA. In addition, federal rules require disclosure of privacy policies to consumers.

Form 10-K

The purpose of the CRA is to help address inequities in credit access for low- and moderate-income (LMI) individuals and communities. It is designed to encourage regulated banks to help meet the credit needs of the local communities in which they are chartered. The FRB, the FDIC and the OCC implement the CRA through their CRA regulations, which establish the framework for how the agencies assess a bank's record of helping to meet the credit needs of the communities that they serve, including LMI neighborhoods, consistent with safe and sound operations. The CRA requires the appropriate federal banking agency, in connection with its examination of a bank, to assess the bank's record in meeting the credit needs of the communities served by the bank, including low-and moderate-income neighborhoods. Furthermore, such assessment is required of any bank that has applied, among other things, to merge or consolidate with or acquire the assets or assume the liabilities of an insured depository institution, or to open or relocate a branch office. In the case of a bank holding company, including a financial holding company, applying for approval to acquire a bank or bank holding company, the Federal Reserve Board will assess the record of each subsidiary bank of the applicant bank holding company in considering the application. Under the CRA, institutions are assigned a rating of "outstanding," "satisfactory," "needs to improve" or "unsatisfactory." S&T Bank was rated "satisfactory" in its most recent CRA evaluation.

Several attempts have been made by one or more of the agencies to modernize the CRA regulations. On May 5, 2022, the FDIC, OCC and FRB jointly issued a proposal to strengthen and modernize regulations implementing the CRA to better achieve the purposes of the law. The agencies invited public comment through August 5, 2022 on their joint proposal, which has the following key elements:

- Expand access to credit, investment and basic banking services in low-and moderate-income communities.
- Adapt to changes in the banking industry, including internet and mobile banking.
- Provide greater clarity, consistency and transparency.
- Tailor CRA evaluations and data collection to bank size and type.
- Maintain a unified approach.

Final regulations have not yet been adopted. Also, on September 15, 2022 legislation was introduced by Maxine Waters (D-Cal.), chair of the House Committee on Financial Services, that would significantly revise the CRA, adding a number of new substantive and procedural requirements. While the future of such legislation is uncertain, it may impact the timing of any final CRA regulations by the agencies. We will continue to monitor any changes to the regulations implementing the CRA or proposed changes to the CRA in light of increased focus on modernizing the rules.

With respect to consumer protection, the Dodd-Frank Act created the Consumer Financial Protection Bureau, or the CFPB, which took over rulemaking responsibility on July 21, 2011 for the principal federal consumer financial protection laws, such as those identified above. Institutions that have assets of $10 billion or less, such as S&T Bank, are subject to the rules established by the CFPB but will continue to be supervised in this area by their state and primary federal regulators, which in the case of S&T Bank is the FDIC. The Dodd-Frank Act also gives the CFPB expanded data collection powers for fair lending purposes for both small business and mortgage loans, as well as expanded authority to prevent unfair, deceptive and abusive practices. The consumer complaint function also has been consolidated into the CFPB with respect to the institutions it supervises. The CFPB established an Office of Community Banks and Credit Unions, with a mission to ensure that the CFPB incorporates the perspectives of small depository institutions into the policy-making process, communicates relevant policy initiatives to community banks and credit unions and works with community banks and credit unions to identify potential areas for regulatory simplification.

Fair lending laws prohibit discrimination in the provision of banking services, and the enforcement of these laws has been a focus for bank regulators. Fair lending laws include the Equal Credit Opportunity Act and the Fair Housing Act, which outlaw discrimination in credit transactions and residential real estate on the basis of prohibited factors including, among others, race, color, national origin, sex and religion. A lender may be liable for policies that result in a disparate treatment of or have a disparate impact on a protected class of applicants or borrowers. If a pattern or practice of lending discrimination is alleged by a regulator, then that agency is required to refer the matter to the U.S. Department of Justice, or DOJ, for investigation. In December of 2012, the DOJ and the CFPB entered into a Memorandum of Understanding under which the agencies have agreed to share information, coordinate investigations and have generally committed to strengthen their coordination efforts. S&T Bank is required to have a fair lending program that is of sufficient scope to monitor the inherent fair lending risk of the institution and that appropriately remediates issues which are identified.

Form 10-K

S&T BANCORP, INC. AND SUBSIDIARIES

During 2013, the CFPB issued a series of final rules related to mortgage loan origination and mortgage loan servicing, which became effective in 2014. In particular, on January 10, 2013, the CFPB issued a final rule implementing the ability-to-repay and qualified mortgage (QM) provisions of the Truth-in-Lending Act, as amended by the Dodd-Frank Act ("QM Rule.") The ability-to-repay provision requires creditors to make reasonable, good-faith determinations that borrowers are able to repay their mortgage loans before extending the credit, based on a number of factors and consideration of financial information about the borrower from reasonably reliable third-party documents. Under the Dodd-Frank Act and the QM Rule, loans meeting the definition of "qualified mortgage" are entitled to a presumption that the lender satisfied the ability-to-repay requirements. The presumption is a conclusive presumption/safe harbor for prime loans meeting the QM requirements, and a rebuttable presumption for higher-priced/subprime loans meeting the QM requirements. The QM Rule also adds an explicit maximum 43 percent debt-to-income ratio (DTI) for borrowers if the loan is to meet the QM definition, though some mortgages that meet government-sponsored enterprise, or GSE, Federal Housing Administration, or FHA, and Veterans Affairs, or VA, underwriting guidelines may, for a period not to exceed seven years, meet the QM definition without being subject to the 43 percent DTI limits (GSE Patch). These rules did not have a material impact on our mortgage business. In December 2020, the CFPB published a final rule that replaced the 43 percent DTI ratio limit in the general QM definition (the "General QM Rule") and a final rule that created a new category of qualified mortgage, called a seasoned qualified mortgage, for first lien, fixed rate covered loans that meet certain performance requirements, are held in portfolio by the originating creditor or first purchaser for a 36-month period, comply with general restrictions on product features and points and fees, and meet certain underwriting requirements. The compliance date of the final rules was October 1, 2022.

Anti-Money Laundering Rules

S&T Bank is subject to the Bank Secrecy Act, its implementing regulations and other anti-money laundering laws and regulations, including the USA Patriot Act of 2001. Among other things, these laws and regulations require S&T Bank to take steps to prevent the bank from being used to facilitate the flow of illegal or illicit money, to report large currency transactions and to file suspicious activity reports. S&T Bank is also required to develop and implement a comprehensive anti-money laundering compliance program. Banks must also have in place appropriate "know your customer" policies and procedures which includes requirements to (1) identify and verify, subject to certain exceptions, the identity of the beneficial owners of all legal entity customers at the time a new account is opened, and (2) include in its anti-money laundering program, risk-based procedures for conducting ongoing customer due diligence, which are to include procedures that (a) assist in understanding the nature and purpose of customer relationships for the purpose of developing a customer risk profile, and (b) require ongoing monitoring to identify and report suspicious transactions and, on a risk basis, to maintain and update customer information. Violations of these requirements can result in substantial civil and criminal sanctions. In addition, provisions of the USA Patriot Act of 2001 require the federal financial institution regulatory agencies to consider the effectiveness of a financial institution's anti-money laundering activities when considering applications for bank mergers and bank holding company acquisitions.

Other Dodd-Frank Provisions

In December 2013, federal regulators adopted final regulations regarding the Volcker Rule established in the Dodd-Frank Act. The Volcker Rule generally prohibits banks and their affiliates from engaging in proprietary trading and investing in and sponsoring certain unregistered investment companies generally covering hedge funds and private equity funds, subject to certain exemptions. Banking entities had until July 21, 2017 to conform their activities to the requirements of the rule. Since S&T generally does not engage in the activities prohibited by the Volcker Rule, the effectiveness of the rule has not had a material effect on S&T Bank or its affiliates.

In addition, the Dodd-Frank Act provides that the amount of any interchange fee charged for electronic debit transactions by debit card issuers having assets over $10 billion must be reasonable and proportional to the actual cost of a transaction to the issuer. The Federal Reserve Board has adopted a rule which limits the maximum permissible interchange fees that such issuers can receive for an electronic debit transaction. This rule, Regulation II, was effective October 1, 2011, and then amended on October 3, 2022 to require debit card issuers to provide at least two unaffiliated payment card networks to process card-not-present debit card transactions. Regulation II does not apply to a bank that, together with its affiliates, has less than $10 billion in assets, which includes S&T.

Cybersecurity

We are subject to a variety of regulatory expectations and requirements regarding cybersecurity and privacy. Federal regulators have issued statements regarding cybersecurity addressing the controls that financial institutions should design and business continuity planning and recovery processes that should be in place. State regulators have also been increasingly active in implementing privacy and cybersecurity standards and regulations, including data breach notification requirements.

Form 10-K

S&T BANCORP, INC. AND SUBSIDIARIES

Additionally, the FDIC, OCC and Federal Reserve Board issued a final rule effective April 1, 2022, with compliance by May 1, 2022, requiring banking organizations that experience a computer-security incident to notify its federal regulator of the computer-security incident as soon as possible and no later than 36 hours after the bank determines a computer-security incident has occurred. We actively monitor developments regarding regulatory expectations and federal and state requirements with respect to cybersecurity and data breach notifications.

Competition

S&T Bank competes with other local, regional and national financial services providers, such as other financial holding companies, commercial banks, credit unions, finance companies, brokerage and insurance firms and financial technology companies, including competitors that provide their products and services online and through mobile devices. Some of our competitors are not subject to the same level of regulation and oversight that is required of banks and bank holding companies and are thus able to operate under lower cost structures. Our wealth management business competes with trust companies, mutual fund companies, investment advisory firms, law firms, brokerage firms and other financial services companies.

Changes in bank regulation, such as changes in the products and services banks can offer and permitted involvement in non-banking activities by bank holding companies, as well as bank mergers and acquisitions, can affect our ability to compete with other financial services providers. Our ability to do so will depend upon how successfully we can respond to the evolving competitive, regulatory, technological and demographic developments affecting our operations.

Our customers are primarily in Pennsylvania and the contiguous states of Ohio, West Virginia, New York, Maryland and Delaware. The majority of our commercial and consumer loans are made to businesses and individuals in these states resulting in a geographic concentration. Our market area has a high density of financial institutions, some of which are significantly larger institutions with greater financial resources than us, and many of which are our competitors to varying degrees. Our competition for loans comes principally from commercial banks, mortgage banking companies, credit unions, online lenders and other financial service companies. Our most direct competition for deposits has historically come from commercial banks and credit unions. We face additional competition for deposits from non-depository competitors such as the mutual fund industry, securities and brokerage firms, insurance companies and financial technology companies. Since larger competitors have advantages in attracting business from larger corporations, we do not generally attempt to compete for that business. Instead, we concentrate our efforts on attracting the business of individuals, and small and medium-size businesses. We consider our competitive advantages to be customer service and responsiveness to customer needs, the convenience of banking offices and hours, access to electronic banking services and the availability and pricing of our customized banking solutions. We emphasize personalized banking and the advantage of local decision-making in our banking business.

The financial services industry is likely to become more competitive as further technological advances enable more companies to provide financial services on a more efficient and convenient basis. Technological innovations have lowered traditional barriers to entry and enabled many companies to compete in financial services markets. Many customers now expect a choice of banking options for the delivery of services, including traditional banking offices, telephone, internet, mobile, ATMs, self-service branches, in-store branches and/or digital and technology based solutions. These delivery channels are offered by traditional banks and savings associations, credit unions, brokerage firms, asset management groups, financial technology companies, finance and insurance companies, internet-based companies and mortgage banking firms.

Form 10-K

Item 1A. RISK FACTORS

Investments in our common stock involve risk. The following discussion highlights the risks that we believe are material to S&T, potentially impacting our business, results of operations, financial condition and cash flows. However, other factors not discussed below or elsewhere in this Annual Report on Form 10-K could adversely affect our businesses, results of operations and financial condition. Therefore, the risk factors below do not necessarily include all risks that we may face.

Risks Related to Credit

Our ability to assess the credit-worthiness of our customers may diminish, which may adversely affect our results of operations.

We incur credit risk by virtue of making loans and extending loan commitments and letters of credit. Credit risk is one of our most significant risks. Our exposure to credit risk is managed through the use of consistent underwriting standards that emphasize "in-market" lending while avoiding excessive industry and other concentrations. Our credit administration function employs risk management techniques to ensure that loans adhere to corporate policy and problem loans are promptly identified. There can be no assurance that such measures will be effective in avoiding undue credit risk. If the models and approaches that we use to select, manage and underwrite our consumer and commercial loan products change and our underwriting standards do not reflect or capture the rapid changes in the economy, we may have higher credit losses.

The value of the collateral used to secure our loans may not be sufficient to compensate for the amount of unpaid loans and we may be unsuccessful in recovering the remaining balances from our customers.

Decreases in real estate values, particularly with respect to our commercial real estate, or CRE, and mortgage activities, could adversely affect the value of property used as collateral for our loans and our customers' ability to repay these loans, which in turn could impact our profitability. Repayment of our commercial loans is often dependent on the cash flow of the borrower, which may become unpredictable. If the value of the assets, such as real estate, serving as collateral for the loan portfolio were to decline materially, a significant part of the loan portfolio could become under-collateralized. If the loans that are secured by real estate become troubled when real estate market conditions are declining or have declined, in the event of foreclosure, we may not be able to realize the amount of collateral that was anticipated at the time of originating the loan. This could result in higher charge-offs which could have a material adverse effect on our operating results and financial condition.

Changes in the overall credit quality of our portfolio can have a significant impact on our earnings.

Like other lenders, we face the risk that our customers will not repay their loans. We reserve for losses in our loan portfolio based on our assessment of expected credit losses. This process, which is critical to our financial results and condition, requires complex judgment including our assessment of economic conditions, which are difficult to predict. Through a periodic review of the loan portfolio, management determines the amount of the ACL by considering historical losses, the national unemployment forecast produced by the Federal Reserve combined with qualitative factors around current conditions including changes in lending policies and practices, economic conditions, changes in the loan portfolio, changes in lending management, results of internal loan reviews, asset quality trends, collateral values, concentrations of credit risk and other external factors. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, which may be beyond our control. Although we have policies and procedures in place to determine future losses, due to the subjective nature of this area, there can be no assurance that our management has accurately assessed the level of allowances reflected in our consolidated financial statements. We may underestimate our expected credit losses and fail to hold an ACL sufficient to account for these losses. Incorrect assumptions could lead to material underestimates of expected losses and an inadequate ACL. As our assessment of expected losses changes, we may need to increase or decrease our ACL, which could significantly impact our financial results and profitability.

Our loan portfolio is concentrated within our market area, and our lack of geographic diversification increases our risk profile.

The regional economic conditions within our market area affect the demand for our products and services as well as the ability of our customers to repay their loans and the value of the collateral securing these loans. A significant decline in the regional economy caused by inflation, recession, unemployment or other factors could negatively affect our customers, the quality of our loan portfolio and the demand for our products and services. Any sustained period of increased payment delinquencies, foreclosures or losses caused by adverse market or economic conditions in our market area could adversely affect the value of our assets, revenues, results of operations and financial condition. Moreover, we cannot give any assurance that we will benefit from any market growth or favorable economic conditions in our primary market area.

Our loan portfolio has a significant concentration of commercial loans that have a higher risk of loss.

The majority of our loans are to commercial borrowers including commercial and industrial, or C&I, CRE, and construction loans. The commercial loan portfolio typically involves a higher degree of credit risk than other types of loans. For the C&I segment this is due to the customer's repayment ability being based upon the success of its business operations, the susceptibility of the customer's business to changing economic conditions, the dependence of our customer on maintaining sufficient cash flow to make payments on the loan and our reliance on the underlying collateral, which is usually only the business assets that may not have sufficient value when the borrower encounters financial difficulties. For the CRE segment higher risk is due to higher loan principal amounts, where the repayment of these loans is generally dependent, in large part, on sufficient income from the properties securing the loans to cover operating expenses and debt service. Because payments on loans secured by CRE often depend upon the successful operation and management of the properties, repayment of these loans may be affected by factors outside the borrower's control, including adverse conditions in the real estate market or the economy. Additionally, we have a number of significant credit exposures to commercial borrowers, and while the majority of these borrowers have numerous projects that make up the total aggregate exposure, if one or more of these borrowers default or have financial difficulties, we could experience higher credit losses, which could adversely impact our financial condition and results of operations. Further, an individual commercial loan balance is typically larger than other loans in our portfolio, creating the potential for larger credit losses on an individual loan. The deterioration of one or a few of these loans could have a material adverse effect on our financial condition and results of operations.

Risks Related to General Economic Conditions

General economic conditions may adversely impact our business, financial condition, results of operations, or cash flows.

Various aspects of our business could be impacted by general macroeconomic conditions including, among others, inflation, which has increased to levels not experienced in years, interest rates, rising or elevated unemployment, declines in GDP, consumer spending, property values, supply chain complications and economic uncertainty. These conditions generally have a negative impact on businesses, financial markets and consumers, which may impact the underlying credit quality of our customers. Increased cost of borrowings, additional borrowings and increased leverage, drawdowns from savings and business disruption, financial difficulties, or business losses, particularly for borrowers in our C&I or CRE portfolio, could increase the risk of our customers defaulting or becoming delinquent in their obligations to us, which could increase credit losses and adversely affect our credit portfolios and provision for credit losses. If the macroeconomic environment worsens, our credit portfolio and allowance for credit losses could be adversely impacted. These unfavorable economic conditions could, also, impact the demand for loans and other products and services offered by us, the level of customer deposits, the value of our investment securities, loans held for sale or other assets secured by residential or commercial real estate, or the level of net interest income or net interest margin. Any of these developments could adversely impact our business, financial condition, results of operations or cash flows.

We may not accurately predict the nature and timing of the policies of the Federal Reserve and other governmental agencies and their impact on interest rates and financial markets, which could negatively impact our financial condition and results of operations.

The monetary policies of the Federal Reserve have a significant impact on interest rates, the value of financial instruments and other assets and liabilities, and overall financial market performance. These policies have a significant impact on the activities and results of operations of banks and bank holding companies such as S&T. An important function of the Federal Reserve is to monitor the national supply of bank credit and set certain interest rates. The actions of the Federal Reserve influence the rates of interest that we charge on loans and that we pay on borrowings and interest-bearing deposits. In addition, monetary policy actions by governmental authorities in the European Union or other countries could have an impact on global interest rates, which could affect rates in the U.S. We may not accurately predict the nature or timing of future changes in monetary policies and interest rates or the precise effects that they may have on our activities and financial results, which could negatively impact our financial condition and results of operations.

Russia's invasion of Ukraine has created significant economic and financial disruptions and uncertainties, which could adversely affect our business, financial condition and results of operations

Form 10-K

In late February 2022, Russia launched a large-scale military attack on Ukraine. In response to the military action by Russia, government actions, including broad-ranging economic sanctions against Russia, have been taken by the United States, the United Kingdom, the European Union and other countries. The U.S. and global markets are experiencing volatility and disruption following the start of this military conflict and imposition of sanctions, impacting the financial and commodities markets. The continued impact on financial markets, including the level and volatility of interest rates, could impact our earnings. Furthermore, continued increases in commodity prices contributing to higher inflation could negatively impact our customers and our earnings. Russian military actions and the resulting sanctions could further adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets. In addition, Russia may take retaliatory actions and other counter measures including cyberattacks against the U.S., its government, infrastructure and businesses, including S&T. Although the extent and duration of the military action or future escalation of such hostilities, the extent and impact of existing and future sanctions, market disruptions and volatility and the result of any diplomatic negotiations remains uncertain, these consequences, including those we cannot yet predict, may cause our business, financial condition, results of operations and the price of our common stock to be adversely affected.

Risks Related to Our Operations

Failure to keep pace with technological changes could have a material adverse effect on our results of operations and financial condition.

The financial services industry is constantly undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better service customers and reduce costs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy their demands, as well as create additional efficiencies within our operations. Many of our large competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services quickly or be successful in marketing these products and services to our customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on our business, financial condition and results of operations.

A cyber attack, information or security breach, or a failure of ours or of a third-party's infrastructure, computer and data management systems could adversely affect our ability to conduct our business or manage our exposure to risk, result in the disclosure or misuse of confidential or proprietary information, increase our costs to maintain and update our operational and security systems and infrastructure, and adversely impact our results of operations, liquidity and financial condition, as well as cause reputational harm.

Our business is highly dependent on the security and efficacy of our infrastructure, computer and data management systems, as well as those of third parties with whom we interact. Cyber security risks for financial institutions have significantly increased in recent years in part because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties, including foreign state actors. Our operations rely on the secure processing, transmission, storage and retrieval of confidential, proprietary and other information in our computer and data management systems and networks, and in the computer and data management systems and networks of third parties. We rely on digital technologies, computer, database and email systems, software, and networks to conduct our operations. In addition, to access our network and products and services, our customers and third parties may use personal mobile devices or computing devices that are outside of our network environment. We have taken measures to implement backup systems and other safeguards to support our operations, but our ability to conduct business may be adversely affected by any significant disruptions to us or to third parties with whom we interact.

Financial services institutions have been subject to, and are likely to continue to be the target of, cyber attacks, including computer viruses, malicious or destructive code, phishing attacks, denial of service or other security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information of the institution, its employees or customers or of third parties, or otherwise materially disrupt network access or business operations. For example, denial of service attacks have been launched against a number of large financial institutions and several large retailers have disclosed substantial cyber security breaches affecting debit accounts of their customers. We have experienced cyber security incidents in the past and although not material, we anticipate that, as a growing regional bank, we could experience further incidents. There can be no assurance that we will not suffer material losses or other material consequences relating to technology failure, cyber attacks or other information or security breaches.

In addition to external threats, insider threats also present a risk to us. Insiders, having legitimate access to our systems and the information contained in them, have the opportunity to make inappropriate use of the systems and information, or as a result

Form 10-K

of human error, misconduct or malfeasance, expose us to risk. We have policies, procedures, and controls in place designed to prevent or limit this risk, but we cannot guarantee that these policies, procedures and controls fully mitigate this risk.

As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify and enhance our protective measures or to investigate and remediate any information security vulnerabilities or incidents. Any of these matters could result in our loss of customers and business opportunities, significant disruption to our operations and business, misappropriation or destruction of our confidential information and/or that of our customers, or damage to our customers' and/or third parties' computers or systems, and could result in a violation of applicable privacy laws and other laws, litigation exposure, regulatory fines, penalties or intervention, loss of confidence in our security measures, reputational damage, reimbursement or other compensatory costs, and additional compliance costs. In addition, any of the matters described above could adversely impact our results of operations and financial condition.

Fraudulent activity associated with our products and services could adversely affect our results of operations, financial condition and stock price, negatively impact our brand and reputation, and result in regulatory intervention or sanctions.

As a financial institution we are exposed to operational risk in the form of fraudulent activity that may be committed by customers, other third parties, or employees, targeting us and our customers. The risk of fraud continues to increase for the financial services industry. Fraudulent activity has escalated, become more sophisticated, and continues to evolve, as there are more options to access financial services. In our Form 8-K filed May 26, 2020, we disclosed that we discovered customer fraud resulting from a check kiting scheme by a business customer of S&T. We recognized a pre-tax loss of $58.7 million during the second quarter of 2020 related to this customer fraud. As a result of our internal review of the fraud, we have made process and monitoring enhancements. While we believe we have operational risk controls in place to prevent or detect future instances of fraud or to mitigate the impact of any fraud, we cannot provide assurance that we can prevent or detect fraud or that we will not experience future fraud losses or incur costs or other damage related to such fraud, at levels that adversely affect our results of operation, financial condition, or stock price. Furthermore, fraudulent activity could negatively impact our brand and reputation, which could also adversely affect our results of operation, financial condition, or stock price. Fraudulent activity could also lead to regulatory intervention or regulatory sanctions.

We rely on certain critical third-party providers for a number of services that are important to our business. An interruption or cessation of an important service by any critical third-party provider could have a material adverse effect on our business.

We are dependent for the majority of our technology, including our core operating system, on certain critical third-party providers. If these companies were to discontinue providing services to us, we may experience significant disruption to our business. In addition, each of these third parties faces the risk of cyber attack, information breach or loss, or technology failure. If any of our critical third-party service providers experience such difficulties, or if there is any other disruption in our relationships with them, we may be required to find alternative sources of such services. We are dependent on these critical third-party providers securing their information systems, over which we have limited control, and a breach of their information systems could adversely affect our ability to process transactions, service our clients or manage our exposure to risk and could result in the disclosure of sensitive, personal customer information, which could have a material adverse impact on our business through damage to our reputation, loss of business, remedial costs, additional regulatory scrutiny or exposure to civil litigation and possible financial liability. Assurance cannot be provided that we could negotiate terms with alternative service sources that are as favorable or could obtain services with similar functionality as found in existing systems without the need to expend substantial resources, if at all, thereby resulting in a material adverse impact on our business and results of operations.

Failure to continue to attract, develop, and maintain a highly skilled workforce may have an adverse effect on our business.

Our business requires that we attract, develop, and maintain a highly skilled workforce. Competition for qualified employees and personnel in the banking industry is strong, and there are a limited number of qualified persons with knowledge of, and experience in, the banking industry where we conduct our business. Our ability to attract and retain skilled personnel cost effectively is subject to a variety of external factors, including the limited availability of qualified personnel in the workforce in the local markets in which we operate, unemployment levels within those markets, prevailing wage rates, which have increased significantly, health and other insurance costs, and changes in employment and labor laws. Furthermore, the complexities introduced into the labor market as a result of the transition to increased work-from-home arrangements have impacted the competitive landscape in our labor market. Based on current conditions in the labor market, we have experienced some difficulty in retaining and attracting personnel and there is no assurance that we will be able to continue to successfully do so.

S&T BANCORP, INC. AND SUBSIDIARIES

Risks Related to Our Business Strategy

Our strategy includes growth plans through organic growth and by means of acquisitions. Our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

We intend to continue pursuing a growth strategy through organic growth within our current footprint and through market expansion. We also actively evaluate acquisition opportunities as another source of growth. We cannot give assurance that we will be able to expand our existing market presence, or successfully enter new markets or that any such expansion will not adversely affect our results of operations. Failure to manage our growth effectively could have a material adverse effect on our business, future prospects, financial condition or results of operations and could adversely affect our ability to successfully implement our business strategy.

Our failure to find suitable acquisition candidates, or successfully bid against other competitors for acquisitions, could adversely affect our ability to fully implement our business strategy. If we are successful in acquiring other entities, the process of integrating such entities will divert significant management time and resources. We may not be able to integrate efficiently or operate profitably any entity we may acquire. We may experience disruption and incur unexpected expenses in integrating acquisitions. These failures could adversely impact our future prospects and results of operation.

We are subject to competition from both banks and non-banking companies.

The financial services industry is highly competitive, and we encounter strong competition for deposits, loans and other financial services in our market area, including online providers of these products and services. Our principal competitors include other local, regional and national financial services providers, such as other financial holding companies, commercial banks, credit unions, finance companies and brokerage and insurance firms, including competitors that provide their products and services online. Many of our non-bank competitors are not subject to the same degree of regulation that we are and have advantages over us in providing certain services. Additionally, many of our competitors are significantly larger than we are and have greater access to capital and other resources. Failure to compete effectively for deposit, loan and other financial services customers in our markets could cause us to lose market share, slow our growth rate and have an adverse effect on our financial condition and results of operations.

We may be required to raise capital in the future, but that capital may not be available or may not be on acceptable terms when it is needed.

We are required by federal regulatory authorities to maintain adequate capital levels to support operations. While we believe we currently have sufficient capital, if we cannot raise additional capital when needed, we may not be able to meet these requirements. In addition, our ability to further expand our operations through organic growth, which includes growth within our current footprint and growth through market expansion, may be adversely affected by any inability to raise necessary capital. Our ability to raise additional capital at any given time is dependent on capital market conditions at that time and on our financial performance and outlook.

Risks Related to Interest Rates and Investments

Our net interest income could be negatively affected by interest rate changes which may adversely affect our financial condition.

Our results of operations are largely dependent on net interest income, which is the difference between the interest and fees earned on interest-earning assets and the interest paid on interest-bearing liabilities. Therefore, any change in general market interest rates, including changes resulting from the Federal Reserve Board's policies, can have a significant effect on our net interest income and total income. There may be mismatches between the maturity and repricing of our assets and liabilities that could cause the net interest rate spread to compress, depending on the level and type of changes in the interest rate environment. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and the policies of various governmental agencies. In addition, some of our customers often have the ability to prepay loans or redeem deposits with either no penalties or penalties that are insufficient to compensate us for the lost income. A significant reduction in our net interest income will adversely affect our business and results of operations. If we are unable to manage interest rate risk effectively, our business, financial condition and results of operations could be materially harmed.

Declines in the value of investment securities held by us could require write-downs, which would reduce our earnings.

In order to diversify earnings and enhance liquidity, we own debt instruments of government agencies and municipalities. We may be required to record impairment charges on our debt securities if they suffer a decline in value due to the underlying credit of the issuer. Additionally, the value of these investments may fluctuate depending on the interest rate environment, general economic conditions and circumstances specific to the issuer. Volatile market conditions may detrimentally affect the value of these securities, such as through reduced valuations due to the perception of heightened credit or liquidity risks. Changes in the value of these instruments may result in a reduction to earnings and/or capital, which may adversely affect our results of operations and financial condition.

Risks Related to Regulatory Compliance and Legal Matters

We are subject to extensive governmental regulation and supervision.

We are subject to extensive state and federal regulation, supervision and legislation that govern nearly every aspect of our operations. The regulations are primarily intended to protect depositors, customers and the banking system as a whole, not shareholders. These regulations affect our lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. The Dodd-Frank Act, enacted in July 2010, instituted major changes to the banking and financial institutions regulatory regimes. Other changes to statutes, regulations or policies could affect us in substantial and unpredictable ways. The regulatory environment of the current administration may take a more active approach to financial services regulation with respect to its major policy goals, such as climate change, racial equity, and consumer protection. Any regulatory changes could subject us to additional costs of regulatory compliance and of doing business, limit the types of financial services and products we may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things, and could divert management's time from other business activities. Failure to comply with applicable laws, regulations, policies or supervisory guidance could lead to enforcement and other legal actions by federal or state authorities, including criminal or civil penalties, the loss of FDIC insurance, the revocation of a banking charter, other sanctions by regulatory agencies, and/or damage to our reputation. The ramifications and uncertainties of the level of government intervention in the U.S. financial system could also adversely affect us.

Our controls and policies and procedures may fail or be circumvented, which may result in a material adverse effect on our business, financial condition and results of operations.

Management regularly reviews and updates our internal controls, disclosure controls and procedures and operating, risk management and corporate governance policies and procedures. Any system of controls, policies and procedures, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of internal controls, disclosure controls and procedures, or operating, risk management and corporate governance policies and procedures, whether as a result of human error, misconduct or malfeasance, or failure to comply with regulations related to controls and policies and procedures could have a material adverse effect on our business, results of operations and financial condition.

Furthermore, we may in the future discover areas of our internal controls, disclosure controls and procedures, or operating, risk management and corporate governance policies and procedures that need improvement. Failure to maintain effective controls or to timely implement any necessary improvement of our internal and disclosure controls, or operating, risk management and corporate governance policies and procedures, could, among other things, result in losses from errors, harm our reputation, or cause investors to lose confidence in our reported financial information, all of which could have a material adverse effect on our results of operations and financial condition.

Negative public opinion could damage our reputation and adversely impact our earnings and liquidity.

Reputational risk, or the risk to our business, earnings, liquidity and capital from negative public opinion, is inherent in our operations. Negative public opinion could result from our actual or alleged conduct in a variety of areas, including legal and regulatory compliance, lending practices, corporate governance, litigation, ethical issues or inadequate protection of customer information. Financial companies are highly vulnerable to reputational damage when they are found to have harmed customers, particularly retail customers, through conduct that is illegal or viewed as unfair, deceptive, manipulative or otherwise wrongful. We are dependent on third-party providers for a number of services that are important to our business. Refer to the risk factor titled, "We rely on third-party providers for a number of services that are important to our business. An interruption or cessation of an important service by any third-party provider could have a material adverse effect on our business." for additional information. A failure by any of these third-party service providers could cause a disruption in our operations, which could result in negative public opinion about us or damage to our reputation. We expend significant resources to comply with regulatory requirements, and the failure to comply with such regulations could result in reputational harm or significant legal or remedial costs. Damage to our reputation could adversely affect our ability to retain and attract new customers and employees, expose us to litigation and regulatory action and adversely impact our earnings and liquidity.

Our ability to pay dividends on our common stock may be limited

Holders of our common stock will be entitled to receive only such dividends as our Board of Directors may declare out of funds legally available for such payments. The payment of common stock dividends by S&T is subject to certain requirements and limitations of Pennsylvania law. Although we have historically declared cash dividends on our common stock, we are not required to do so and our Board of Directors could reduce, suspend or eliminate our dividend at any time. Substantial portions of our revenue consist of dividend payments we receive from S&T Bank. The payment of common dividends by S&T Bank is subject to certain requirements and limitations under federal and state laws and regulations that limit the amount of dividends it can pay to S&T. In addition, both S&T and S&T Bank are subject to various general regulatory policies relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. Any decrease to or elimination of the dividends on our common stock could adversely affect the market price of our common stock.

We may be adversely impacted by the transition from LIBOR as a reference rate.

On July 27, 2017, the Financial Conduct Authority in the United Kingdom announced that it would phase out LIBOR as a benchmark by the end of 2021. In late 2020, the ICE Benchmark Administration (IBA) extended the cessation date for submission and publication of rates for all LIBOR currency-tenor pairs until June 30, 2023, except for the one-week and two-month USD LIBOR tenors, which ceased on December 31, 2021. U.S. regulators, including the U.S. Federal Reserve, published a statement supporting the IBA's plans and urged banks to phase out LIBOR as soon as practicable. On March 5, 2021, IBA stated that it will cease the publication of (i) the overnight and 1, 3, 6 and 12 months USD LIBOR settings immediately following the LIBOR publication on June 30, 2023 and (ii) all other LIBOR settings, including the 1 week and 2 month USD LIBOR settings, immediately following the LIBOR publication on Friday, December 31, 2021. In October 2021, five federal financial institution regulatory agencies, in conjunction with the state bank and state credit union regulators, jointly issued a statement to emphasize the expectation that supervised institutions with LIBOR exposure continue to progress toward an orderly transition away from LIBOR. In that guidance, the agencies offered their regulatory expectations and outlined potential supervisory and enforcement consequences for banks that fail to adequately plan for and implement the transition away from LIBOR. The failure to properly transition away from LIBOR may result in increased supervisory scrutiny. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, has identified the Secured Overnight Financing Rate, or SOFR, a new index calculated by short-term repurchase agreements, backed by Treasury securities, as its preferred alternative rate for LIBOR however, other market alternatives have been developed. While SOFR has been adopted in select product areas it has not achieved full implementation as an alternative reference rate. At this time, it is not possible to predict how markets will respond to alternative reference rates as markets continue to transition away from LIBOR. While several states have enacted legislation addressing the LIBOR transition and others may do so and the U.S. House of Representatives passed LIBOR transition legislation on December 8, 2021, it remains unclear that these initiatives will fully address the issues with the LIBOR transition.

Furthermore, because of the complexity of the transition from LIBOR, at this time, it is not possible to predict what rate or rates may become accepted alternatives to LIBOR, or what the effect of any such changes in views or alternatives may be on the value of LIBOR-based securities and variable rate loans, subordinated debentures, or other securities or financial arrangements.

We have a significant number of loans, derivative contracts, borrowings and other financial instruments with attributes that are either directly or indirectly dependent on LIBOR. We have established a committee to guide our transition from LIBOR and have begun efforts to transition to alternative rates consistent with industry timelines. We have identified products that utilize

LIBOR and are revising fallback language to facilitate the transition to alternative reference rates. Our failure to adequately manage the transition could have a material adverse effect on our business, financial condition and results of operations.

Our business could be negatively impacted by environmental, social and governance (ESG) matters, including climate change and related legislative and regulatory initiatives.

There has been an increased focus from regulators, investors, customers, employees and other stakeholders concerning environmental, social and governance, or ESG, practices and disclosure, including climate change, hiring practices, the diversity of the work force, racial and social justice issues and shareholder rights.

With respect to environmental in particular, increased focus and concern over the effects of climate change have resulted in increased political and social initiatives directed toward climate change. Governments have entered into international agreements with respect to climate change, and U.S. federal and state legislatures, regulatory agencies, and supervisory authorities, including those with oversight of financial institutions, have proposed initiatives seeking to mitigate the effects of climate change. While many of the current regulatory proposals do not apply directly to S&T, continued focus on climate change may lead to the promulgation of new regulations or supervisory guidance applicable to S&T and, as a result, we may experience increased compliance costs and other compliance-related risks. Furthermore, our customers could be impacted by regulatory initiatives focused on addressing and mitigating the effects of climate change resulting in an adverse impact on their financial condition and creditworthiness. Depending on the nature of the initiative, the business impacted, and the composition of loan portfolio, our business and results of operations could be negatively impacted by climate change initiatives directed at our customers. Additionally, our business and the business of our customers could be negatively impacted by disruptions in economic activity resulting from the physical impacts of climate change.

Furthermore, new government regulations with respect to other environmental, social or governance matters could also result in new or more stringent forms of ESG oversight and expanded mandatory and voluntary reporting, diligence, disclosure and ESG-related compliance costs. In addition, we could be criticized for the scope of such initiatives or goals or perceived as not acting responsibly in connection with these matters. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards with respect to ESG matters could have a material adverse impact on our future results of operations, financial position, cash flows, ability to do business with certain third parties and our stock price.

Risks Related to Liquidity

We rely on a stable core deposit base as our primary source of liquidity.

We are dependent for our funding on a stable base of core deposits. Our ability to maintain a stable core deposit base is a function of our financial performance, our reputation and the security provided by FDIC insurance, which combined, gives customers confidence in us. If any of these considerations deteriorates, the stability of our core deposits could be harmed. In addition, deposit levels may be affected by factors such as general interest rate levels, rates paid by competitors, returns available to customers on alternative investments and general economic conditions. Accordingly, we may be required from time to time to rely on other sources of liquidity to meet withdrawal demands or otherwise fund operations.

Our ability to meet contingency funding needs, in the event of a crisis that causes a disruption to our core deposit base, is dependent on access to wholesale markets, including funds provided by the FHLB of Pittsburgh.

We own stock in the Federal Home Loan Bank of Pittsburgh, or FHLB, in order to qualify for membership in the FHLB system, which enables us to borrow on our line of credit with the FHLB that is secured by a blanket lien on a significant portion of our loan portfolio. Changes or disruptions to the FHLB or the FHLB system in general may materially impact our ability to meet short and long-term liquidity needs or meet growth plans. Additionally, we cannot be assured that the FHLB will be able to provide funding to us when needed, nor can we be certain that the FHLB will provide funds specifically to us, should our financial condition and/or our regulators prevent access to our line of credit. The inability to access this source of funds could have a materially adverse effect on our ability to meet our customer's needs. Our financial flexibility could be severely constrained if we were unable to maintain our access to funding or if adequate financing is not available at acceptable interest rates.

Risks Related to Owning Our Stock

The market price of our common stock may fluctuate significantly in response to a number of factors.

Our quarterly and annual operating results have varied significantly in the past and could vary significantly in the future, which makes it difficult for us to predict our future operating results. Our operating results may fluctuate due to a variety of factors, many of which are outside of our control, including the changing U.S. economic environment and changes in the commercial and residential real estate market, any of which may cause our stock price to fluctuate. If our operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Our stock price can fluctuate significantly in response to a variety of factors including, among other things:

- volatility of stock market prices and volumes in general;
- changes in market valuations of similar companies;
- changes in the conditions of credit markets;
- changes in accounting policies or procedures as required by the Financial Accounting Standards Board, or FASB, or other regulatory agencies;
- legislative and regulatory actions, including the impact of the Dodd-Frank Act and related regulations, that may subject us to additional regulatory oversight which may result in increased compliance costs and/or require us to change our business model;
- government intervention in the U.S. financial system and the effects of and changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve Board;
- additions or departures of key members of management;
- fluctuations in our quarterly or annual operating results; and
- changes in analysts' estimates of our financial performance.

General Risk Factors

We may be a defendant from time to time in a variety of litigation and other actions, which could have a material adverse effect on our financial condition and results of operations.

From time to time, customers and others make claims and take legal action pertaining to the performance of our responsibilities. Whether customer claims and legal action related to the performance of our responsibilities are founded or unfounded, if such claims and legal actions are not resolved in a manner favorable to us, they may result in significant expenses, attention from management and financial liability. Any financial liability or reputational damage could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations.

S&T BANCORP, INC. AND SUBSIDIARIES

Item 1B. UNRESOLVED STAFF COMMENTS

There are no unresolved SEC staff comments.

Item 2. PROPERTIES

S&T Bancorp, Inc. headquarters is located in Indiana, Pennsylvania. We operate in Pennsylvania and Ohio. At December 31, 2022, we operate 73 banking branches and four loan production offices, of which 43 are leased facilities.

Item 3. LEGAL PROCEEDINGS

The nature of our business generates a certain amount of litigation that arises in the ordinary course of business. However, in management's opinion, there are no proceedings pending that we are a party to or to which our property is subject that would be material in relation to our financial condition or results of operations. In addition, no material proceedings are pending nor are known to be threatened or contemplated against us by governmental authorities or other parties.

Item 4. MINE SAFETY DISCLOSURES

Not applicable.

Form 10-K

S&T BANCORP, INC. AND SUBSIDIARIES

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Stock Prices and Dividend Information

Our common stock is listed on the NASDAQ Global Select Market System, or NASDAQ, under the symbol STBA. As of the close of business on January 31, 2023, we had approximately 2,655 shareholders of record. The number of record-holders does not reflect the number of persons or entities holding stock in nominee name through banks, brokerage firms and other nominees.

As discussed under "*Our ability to pay dividends on our common stock may be limited.*" included in Item 1A. Risk Factors in Part I, the amount and timing of dividends is subject to the discretion of the Board and depends upon business conditions and regulatory requirements. The Board has the discretion to change the dividend at any time for any reason. The Board of Directors presently intends to continue the policy of paying quarterly cash dividends. The amount of any future dividends will depend on economic and market conditions, our financial condition and operating results and other factors, including applicable government regulations and policies. S&T's Board of Directors approved a quarterly cash dividend of $0.32 per share on January 25, 2023.

Certain information relating to securities authorized for issuance under equity compensation plans is set forth under the heading Equity Compensation Plan Information in Part III, Item 12 Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters of this Report.

Purchases of Equity Securities

The following table is a summary of our purchases of common stock during the fourth quarter of 2022:

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plan [1]	Approximate dollar value of shares that may yet be purchased under the plan
10/1/2022 - 10/31/2022	—	$ —	—	$ 29,805,161
11/1/2022 - 11/30/2022	—	—	—	29,805,161
12/1/2022 - 12/31/2022	—	—	—	29,805,161
Total	—	$ —	—	$ 29,805,161

[1]On January 25, 2023, our Board of Directors authorized an extension of its $50 million share repurchase plan, which was set to expire March 31, 2023. This authorization extended the expiration date of the repurchase plan through March 31, 2024. The plan permits S&T to repurchase shares up to the previously authorized $50 million in aggregate value of S&T's common stock through a combination of open market and privately negotiated repurchases. The specific timing, price and quantity of repurchases will be at the discretion of S&T and will depend on a variety of factors, including general market conditions, the trading price of common stock, legal and contractual requirements, applicable securities laws and S&T's financial performance. The repurchase plan does not obligate us to repurchase any particular number of shares. We expect to fund any repurchases from cash on hand and internally generated funds. Share repurchases will not occur unless permissible under applicable laws.

Form 10-K

S&T BANCORP, INC. AND SUBSIDIARIES

Five-Year Cumulative Total Return

The following chart compares the cumulative total shareholder return on our common stock with the cumulative total shareholder return of the NASDAQ Composite Index[1] and the NASDAQ Bank Index[2] assuming a $100 investment in each on December 31, 2017 and the reinvestment of dividends.



Source: Bloomberg

			Period Ending			
Index	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022
S&T Bancorp, Inc.	100.00	97.33	106.56	68.84	90.64	102.07
NASDAQ Composite[1]	100.00	97.18	132.88	192.74	235.56	158.97
NASDAQ Bank[2]	100.00	83.83	104.26	96.44	137.82	115.38

[1]*The NASDAQ Composite Index measures all NASDAQ domestic and international based common type stocks listed on the Nasdaq Stock Market.*
[2]*The NASDAQ Bank Index contains securities of NASDAQ-listed companies classified according to the Industry Classification Benchmark as Banks. These companies include banks providing a broad range of financial services, including retail banking, loans and money transmissions.*

Item 6. [RESERVED]

S&T BANCORP, INC. AND SUBSIDIARIES
Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section reviews our financial condition for each of the past two years and results of operations for each of the past three years. Certain reclassifications have been made to prior periods to place them on a basis comparable with the current period presentation. Some tables may include additional time periods to illustrate trends within our consolidated financial statements. The results of operations reported in the accompanying consolidated financial statements are not necessarily indicative of results to be expected in future periods.

Important Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains or incorporates statements that we believe are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to our financial condition, results of operations, plans, objectives, outlook for earnings, revenues, expenses, capital and liquidity levels and ratios, asset levels, asset quality, financial position and other matters regarding or affecting S&T and its future business and operations. Forward-looking statements are typically identified by words or phrases such as "will likely result," "expect," "anticipate," "estimate," "forecast," "project," "intend," "believe," "assume," "strategy," "trend," "plan," "outlook," "outcome," "continue," "remain," "potential," "opportunity," "comfortable," "current," "position," "maintain," "sustain," "seek," "achieve," and variations of such words and similar expressions, or future or conditional verbs such as will, would, should, could or may. Although we believe the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. The matters discussed in these forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results and trends to differ materially from those made, projected, or implied in or by the forward-looking statements depending on a variety of uncertainties or other factors including, but not limited to: credit losses and the credit risk of our commercial and consumer loan products; changes in the level of charge-offs and changes in estimates of the adequacy of the allowance for credit losses, or ACL; cyber-security concerns; rapid technological developments and changes; operational risks or risk management failures by us or critical third parties, including fraud risk; our ability to manage our reputational risks; sensitivity to the interest rate environment including a prolonged period of low interest rates, a rapid increase in interest rates or a change in the shape of the yield curve; a change in spreads on interest-earning assets and interest-bearing liabilities; the transition from LIBOR as a reference rate; regulatory supervision and oversight, including changes in regulatory capital requirements and our ability to address those requirements; unanticipated changes in our liquidity position; unanticipated changes in regulatory and governmental policies impacting interest rates and financial markets; changes in accounting policies, practices or guidance; legislation affecting the financial services industry as a whole, and S&T, in particular; the outcome of pending and future litigation and governmental proceedings; increasing price and product/service competition; the ability to continue to introduce competitive new products and services on a timely, cost-effective basis; managing our internal growth and acquisitions; the possibility that the anticipated benefits from acquisitions cannot be fully realized in a timely manner or at all, or that integrating the acquired operations will be more difficult, disruptive or costly than anticipated; containing costs and expenses; reliance on significant customer relationships; an interruption or cessation of an important service by a third-party provider; our ability to attract and retain talented executives and employees; general economic or business conditions, including the strength of regional economic conditions in our market area; environmental, social and governance practices and disclosures, including climate change, hiring practices, the diversity of the work force, and racial and social justice issues; the duration and severity of the coronavirus, or COVID-19 pandemic, both in our principal area of operations and nationally, including the ultimate impact of the pandemic on the economy generally and on our operations; our participation in the Paycheck Protection Program; deterioration of the housing market and reduced demand for mortgages; deterioration in the overall macroeconomic conditions or the state of the banking industry that could warrant further analysis of the carrying value of goodwill and could result in an adjustment to its carrying value resulting in a non-cash charge to net income; the stability of our core deposit base and access to contingency funding; re-emergence of turbulence in significant portions of the global financial and real estate markets that could impact our performance, both directly, by affecting our revenues and the value of our assets and liabilities, and indirectly, by affecting the economy generally and access to capital in the amounts, at the times and on the terms required to support our future businesses.

Many of these factors, as well as other factors, are described elsewhere in this report, including Part I, Item 1A, Risk Factors and any of our subsequent filings with the SEC. Forward-looking statements are based on beliefs and assumptions using information available at the time the statements are made. We caution you not to unduly rely on forward-looking statements because the assumptions, beliefs, expectations and projections about future events may, and often do, differ materially from actual results. Any forward-looking statement speaks only as to the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect developments occurring after the statement is made.

S&T BANCORP, INC. AND SUBSIDIARIES
Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles, or GAAP. Application of these principles requires management to make estimates, assumptions and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the consolidated financial statements; accordingly, as this information changes, the consolidated financial statements could reflect different estimates, assumptions and judgments. Certain policies are based to a greater extent on estimates, assumptions and judgments of management and, as such, have a greater possibility of producing results that could be materially different than originally reported.

Our most significant accounting policies are presented in Note 1 Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Report. These policies, along with the disclosures presented in the Notes to Consolidated Financial Statements, provide information on how significant assets and liabilities are valued in the consolidated financial statements and how those values are determined.

We view critical accounting policies to be those which are highly dependent on subjective or complex estimates, assumptions and judgments and where changes in those estimates and assumptions could have a significant impact on the consolidated financial statements. Further, we view critical accounting estimates as those estimates made in accordance with GAAP that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations. We currently view the determination of the ACL and goodwill and other intangible assets to be critical accounting policies. We did not significantly change the manner in which we applied our critical accounting policies or developed related assumptions or estimates during 2022. We have reviewed these critical accounting estimates and related disclosures with the Audit Committee.

Allowance for Credit Losses

In January 2020, we adopted ASC 326, which replaced the former incurred loss methodology with an expected credit loss methodology that requires consideration of a broader range of information to estimate expected credit losses over the lifetime of an asset. The ACL is a valuation reserve established and maintained by charges against operating income. It is an estimate of expected credit losses, measured over the contractual life of a loan, that considers historical loss experience, current conditions and forecasts of future economic conditions.

Management's evaluation process used to determine the appropriateness of the ACL is complex and requires the use of estimates, assumptions and judgments which are inherently subject to high uncertainty. The evaluation process combines several factors: historical loan loss experience, managements ongoing review of lending policies and practices, experience and depth of staff, quality of the loan grading system, the fair value of underlying collateral, concentration of loans to specific borrowers or industries, existing economic conditions and forecasts, segment specific risks and other quantitative and qualitative factors which could affect future credit losses. Our reasonable and supportable forecast is based primarily on the national unemployment forecast produced by the Federal Reserve and is for a period of two years. For periods beyond our two-year forecast, we revert to historical loss rates utilizing a straight-line method over a one-year reversion period. Because current economic conditions and forecasts can change and future events are inherently difficult to predict, the anticipated amount of estimated credit losses on loans and the appropriateness of the ACL could change significantly. It is challenging to estimate how potential changes in any one economic factor or input might affect the overall allowance because a wide variety of factors and inputs may be directionally inconsistent, such that improvement in one factor may offset deterioration in others.

In conjunction with our capital stress testing process, we consider different economic scenarios that impact the ACL. Among other balance sheet and income statement changes, our severely adverse scenario would have resulted in an increase to the ACL of approximately 90 percent. This severely adverse scenario shows how sensitive the ACL can be to key qualitative and quantitative assumptions underlying the overall ACL calculation. To the extent actual losses are higher than management estimates, additional provision for credit losses could be required and could adversely affect our earnings or financial position in future periods.

Goodwill and Other Intangible Assets

As a result of acquisitions, we have recorded goodwill and identifiable intangible assets in our Consolidated Balance Sheets. Goodwill represents the excess of the purchase price over the fair value of net assets acquired.

The acquisition method of accounting requires that assets acquired and liabilities assumed in business combinations are recorded at their fair values. This often involves estimates based on third-party valuations or internal valuations based on discounted cash flow analyses or other valuation techniques which are inherently subjective. Business combinations also typically result in goodwill which is subject to ongoing periodic impairment tests based on the fair values of the reporting units to which the acquired goodwill relates.

The carrying value of goodwill is tested annually for impairment each October 1st or more frequently if events and circumstances indicate that it may be impaired. We test for impairment by comparing the fair value of the reporting unit with its carrying amount. An impairment charge would be recognized if the carrying amount exceeds the reporting unit's fair value. Determining the fair value of a reporting unit is judgmental and involves the use of significant estimates and assumptions. The fair value of the reporting unit is determined by using both a discounted cash flow model and market based models. The discounted cash flow model has many assumptions including future earnings projections, a long-term growth rate and discount rate. The market based method calculates the fair value based on observed price multiples for similar companies. The fair values of each method are then weighted based on the relevance and reliability in the current economic environment.

We last completed a quantitative goodwill impairment test as of November 30, 2020 and concluded that goodwill was not impaired. A discount rate of 11.50 percent was used for the income approach. If the discount rate was increased 2 percent to 13.50 percent, our fair value would have still exceeded carrying value resulting in no goodwill impairment. Based upon our qualitative assessment performed for our annual impairment analysis as of October 1, 2022, we concluded that goodwill is not impaired.

Recent Accounting Pronouncements and Developments

Note 1 Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements, which is included in Part II, Item 8 Financial Statements and Supplementary Data of this Report, discusses new accounting pronouncements that we have adopted and the expected impact of accounting pronouncements recently issued or proposed, but not yet required to be adopted.

Explanation of Use of Non-GAAP Financial Measures

In addition to traditional measures presented in accordance with GAAP, our management uses, and this report contains or references, certain non-GAAP financial measures identified below. We believe these non-GAAP financial measures provide information useful to investors in understanding our underlying operational performance and our business and performance trends as they facilitate comparisons with the performance of other companies in the financial services industry. Although we believe that these non-GAAP financial measures enhance investors' understanding of our business and performance, these non-GAAP financial measures should not be considered alternatives to GAAP or considered to be more important than financial results determined in accordance with GAAP, nor are they necessarily comparable with non-GAAP measures which may be presented by other companies.

The interest income on interest-earning assets, net interest income and net interest margin are presented on an FTE basis (non-GAAP). The FTE basis (non-GAAP) adjusts for the tax benefit of income on certain tax-exempt loans and securities and the dividend-received deduction for equity securities using the federal statutory tax rate of 21 percent for each period. We believe this to be the preferred industry measurement of net interest income that provides a relevant comparison between taxable and non-taxable sources of interest income.

Form 10-K

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table reconciles interest and dividend income per the Consolidated Statements of Net Income to interest income, net interest income and net interest margin on an FTE basis (non-GAAP) for the periods presented:

	Years Ended December 31,		
(dollars in thousands)	2022	2021	2020
Total interest and dividend income per Consolidated Statements of Net Income	$ 340,751	$ 289,262	$ 320,464
Adjustment to FTE basis	2,052	2,316	3,202
Interest Income on an FTE Basis (Non-GAAP)	**342,803**	**291,578**	**323,666**
Total interest and dividend income per Consolidated Statements of Net Income	340,751	289,262	320,464
Total interest expense	24,968	13,150	41,076
Net Interest Income per Consolidated Statements of Net Income	$ 315,783	$ 276,112	$ 279,388
Adjustment to FTE basis	2,052	2,316	3,202
Net Interest Income on an FTE Basis (Non-GAAP)	**317,835**	**278,428**	**282,590**
Net interest margin	3.74 %	3.19 %	3.34 %
Adjustment to FTE basis	0.02	0.03	0.04
Net Interest Margin on an FTE Basis (Non-GAAP)	**3.76 %**	**3.22 %**	**3.38 %**

The efficiency ratio is noninterest expense divided by noninterest income plus net interest income, on an FTE basis (non-GAAP), which ensures comparability of net interest income arising from both taxable and tax-exempt sources and is consistent with industry practice. Below is a reconciliation of the non-GAAP efficiency ratio.

	Years ended December 31,		
(dollars in thousands)	2022	2021	2020
Efficiency Ratio (Non-GAAP)			
Noninterest expense per Consolidated Statements of Net Income	$196,746	$188,925	$186,671
Less: merger related expenses	—	—	(2,342)
Noninterest expense excluding nonrecurring items	$196,746	$188,925	$184,329
Net interest income per Consolidated Statements of Net Income	$315,783	$276,112	$279,388
Plus: taxable equivalent adjustment	2,052	2,316	3,202
Net interest income (FTE) (non-GAAP)	317,835	278,428	282,590
Noninterest income per Consolidated Statements of Net Income	58,259	64,696	59,746
Less: net (gains) losses on sale of securities	(198)	(29)	(142)
Net interest income (FTE) (non-GAAP) plus noninterest income	$375,896	$343,095	$342,194
Efficiency Ratio (Non-GAAP)	**52.34%**	**55.06%**	**53.87%**

Form 10-K

S&T BANCORP, INC. AND SUBSIDIARIES
Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Return on average tangible shareholders' equity (non-GAAP) is a key profitability metric used by management to measure financial performance. The following table provides a reconciliation of return on average tangible shareholders' equity (non-GAAP) by reconciling net income (GAAP) per the Consolidated Statements of Net Income to net income before amortization and intangibles and average shareholder's equity to average tangible shareholders' equity for the periods presented:

	Years Ended December 31,		
(dollars in thousands)	2022	2021	2020
Net income	$ 135,520	$ 110,343	$ 21,040
Plus: amortization of intangibles, net of tax	1,199	1,400	2,001
Net income before amortization of intangibles	$ 136,719	$ 111,743	$ 23,041
Average shareholders' equity	$ 1,181,788	$ 1,186,161	$ 1,169,489
Less: average goodwill and other intangible assets, net of deferred tax liability	(378,303)	(379,612)	(380,846)
Average tangible shareholders' equity	$ 803,485	$ 806,549	$ 788,643
Return on Average Tangible Shareholders' Equity (Non-GAAP)	**17.02 %**	**13.85 %**	**2.92 %**

Executive Overview

We are a bank holding company that is headquartered in Indiana, Pennsylvania with assets of $9.1 billion at December 31, 2022. We operate in Pennsylvania and Ohio. We provide a full range of financial services with retail and commercial banking products, cash management services, trust and brokerage services. Our common stock trades on the NASDAQ Global Select Market under the symbol "STBA."

We earn revenue primarily from interest on loans and securities and fees charged for financial services provided to our customers. We incur expenses for the cost of deposits and other funding sources, provision for credit losses and other operating costs such as salaries and employee benefits, data processing, occupancy and tax expense.

In 2022, we celebrated a great milestone, our 120-year anniversary. We finished 2022 with two consecutive quarters of record net income and earnings per share and record full year net income and earnings per share. We are focused on living our purpose of building a better future together through people-forward banking. Our future at S&T is a world where everything we do daily reflects our purpose and is guided by our values. Our strategic priorities for 2023 and beyond will be focused on our deposit franchise, core profitability, asset quality and talent and engagement.

Results of Operations
Year Ended December 31, 2022

Earnings Summary

	Years ended December 31,		
(dollars in thousands)	2022	2021	2020
Net income	$ 135,520	$ 110,343	$ 21,040
Earnings per share - diluted	$ 3.46	$ 2.81	$ 0.53
Return on average assets	1.48 %	1.18 %	0.23 %
Return on average shareholders' equity	11.47 %	9.30 %	1.80 %
Return on average tangible shareholders' equity (non-GAAP)	17.02 %	13.85 %	2.92 %

We earned record net income of $135.5 million, an increase of $25.2 million or 22.8 percent, compared to net income of $110.3 million in 2021. Earnings per diluted share increased 23.1 percent to $3.46 in 2022 compared to $2.81 in 2021.The increase in net income was primarily due to higher net interest income related to rising interest rates and a lower provision for credit losses related to improving economic conditions. Net income in 2020 was impacted by a pre-tax loss of $58.7 million related to a customer fraud resulting from a check kiting scheme. The fraud was perpetrated by a single business customer and the customer has plead guilty in a criminal investigation. We continue to pursue all available sources of recovery to mitigate the loss. Return on average assets increased 30 basis points to 1.48 percent for 2022 compared to 1.18 percent for 2021. Return on average shareholders' equity increased 217 basis points to 11.47 percent for 2022 compared to 9.30 percent for 2021.

Net interest income increased $39.7 million, or 14.4 percent, to $315.8 million compared to $276.1 million in 2021. Interest and dividend income increased $51.5 million and interest expense increased $11.8 million compared to 2021. The net interest margin, or NIM, on an FTE basis (non-GAAP) increased 54 basis points to 3.76 percent compared to 3.22 percent in 2021. The increases in net interest income and NIM on an FTE basis (non-GAAP) were primarily due to higher interest rates during 2022. NIM is reconciled to net interest margin adjusted to an FTE basis (non-GAAP) above in the "Explanation of Use of Non-GAAP Financial Measures" section of this MD&A.

The provision for credit losses decreased $7.8 million to $8.4 million for 2022 compared to $16.2 million for 2021. The decrease in the provision for credit losses during 2022 was mainly due to a reduction in net charge-offs in 2022. Net loan charge-offs were $2.6 million, or 0.04 percent of average loans, in 2022 compared to $34.5 million, or 0.49 percent of average loans, in 2021.

Noninterest income decreased $6.4 million to $58.3 million compared to $64.7 million in 2021. Mortgage banking decreased $7.5 million due to a decline in loan sale activity caused by rising interest rates and a shift to holding originated mortgage loans. Other noninterest income decreased $1.8 million primarily related to a $3.1 million decline in the fair value of assets in a nonqualified benefit plan partially offset by a net gain on the sale of OREO. Service charges on deposit accounts and debit and credit card fees increased $2.8 million due to increased customer activity.

Noninterest expense increased $7.8 million to $196.7 million compared to $188.9 million in 2021. Salaries and employee benefits increased $3.0 million primarily due to base rate increases and higher incentives. Professional and legal increased $2.0 million due to increased consulting engagements compared to 2021. Marketing increased $1.0 million due to increased marketing efforts. Other noninterest expense increased $1.8 million in 2022 primarily due to a lease impairment and increased travel and entertainment expenses. These higher expenses were offset by decreases in FDIC insurance of $1.4 million in 2022 compared to 2021. The efficiency ratio (non-GAAP) for 2022 improved to 52.34 percent compared to 55.06 percent for 2021. A reconciliation of the efficiency ratio (non-GAAP) is provided above in the "Explanation of Use of Non-GAAP Financial Measures" section of this MD&A.

The provision for income taxes increased $8.1 million to $33.4 million in 2022 compared to $25.3 million in 2021. The increase in our income tax provision was primarily due to a $33.3 million increase in pretax income in 2022 compared to 2021. The effective tax rate increased 1.1 percent to 19.8 percent in 2022 compared to 18.7 percent in 2021. The increase in the effective tax rate was primarily due to significantly higher income before taxes in 2022 compared to 2021.

Net Interest Income

Our principal source of revenue is net interest income. Net interest income represents the difference between the interest and fees earned on interest-earning assets and the interest paid on interest-bearing liabilities. Net interest income is affected by changes in the average balance of interest-earning assets and interest-bearing liabilities and changes in interest rates and spreads. The level and mix of interest-earning assets and interest-bearing liabilities is managed by our Asset and Liability Committee, or ALCO, in order to mitigate interest rate and liquidity risks of the balance sheet. A variety of ALCO strategies were implemented, within prescribed ALCO risk parameters, to produce what we believe is an acceptable level of net interest income.

As part of our interest rate risk management strategy, we use interest rate swaps to add stability to net interest income by managing our exposure to interest rate movements. During 2022, we entered into interest rate swaps with a total notional amount of $500.0 million with original maturities ranging from three to five years. Our strategy is to reduce our exposure to variability in expected future cash flows related to interest payments on commercial loans that are currently indexed to the 1-month LIBOR rate. Interest rates have increased substantially in 2022 resulting in a loss on the cash flow hedges of $16.8 million which is reported in Other Comprehensive Income (Loss), or OCI, net of applicable taxes.

Average Balance Sheet and Net Interest Income Analysis

The following table provides information regarding the average balances, interest and rates earned on interest-earning assets and the average balances, interest and rates paid on interest-bearing liabilities for the years ended December 31:

Form 10-K

(dollars in thousands)	2022 Average Balance	2022 Interest	2022 Rate	2021 Average Balance	2021 Interest	2021 Rate	2020 Average Balance	2020 Interest	2020 Rate
ASSETS									
Interest-bearing deposits with banks	$ 378,323	$ 2,952	0.78 %	$ 722,057	$ 973	0.13 %	$ 179,887	$ 515	0.29 %
Securities at fair value[2][3]	1,017,471	22,880	2.25 %	832,304	18,135	2.18 %	764,311	19,011	2.49 %
Loans held for sale	1,115	49	4.38 %	4,094	124	3.03 %	5,105	160	3.13 %
Commercial real estate	3,182,821	139,575	4.39 %	3,249,559	119,594	3.68 %	3,347,234	140,288	4.19 %
Commercial and industrial	1,706,861	83,568	4.90 %	1,829,563	75,860	4.15 %	2,018,318	77,752	3.85 %
Commercial construction	401,780	18,795	4.68 %	471,286	15,443	3.28 %	442,088	16,702	3.78 %
Total commercial loans	**5,291,462**	**241,938**	**4.57 %**	**5,550,407**	**210,897**	**3.80 %**	**5,807,640**	**234,742**	**4.04 %**
Residential mortgage	980,134	40,146	4.10 %	881,494	36,211	4.11 %	964,740	40,998	4.25 %
Home equity	611,134	25,887	4.24 %	543,777	18,822	3.46 %	539,461	21,469	3.98 %
Installment and other consumer	119,703	7,177	6.00 %	90,129	5,351	5.94 %	80,032	5,248	6.56 %
Consumer construction	33,922	1,198	3.53 %	14,748	668	4.53 %	13,484	594	4.40 %
Total consumer loans	**1,744,893**	**74,408**	**4.26 %**	**1,530,148**	**61,052**	**3.99 %**	**1,597,717**	**68,309**	**4.28 %**
Total portfolio loans	**7,036,355**	**316,346**	**4.50 %**	**7,080,555**	**271,949**	**3.84 %**	**7,405,357**	**303,051**	**4.09 %**
Total Loans[1][2]	**7,037,470**	**316,395**	**4.50 %**	**7,084,649**	**272,073**	**3.84 %**	**7,410,462**	**303,211**	**4.09 %**
Total other earning assets	12,694	577	4.54 %	10,363	397	3.83 %	18,234	929	5.10 %
Total Interest-earning Assets	**8,445,958**	**342,804**	**4.06 %**	**8,649,372**	**291,578**	**3.37 %**	**8,372,894**	**323,666**	**3.87 %**
Noninterest-earning assets	721,080			726,478			779,853		
Total Assets	**$ 9,167,038**			**$ 9,375,850**			**$ 9,152,747**		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest-bearing demand	$ 918,222	$ 1,025	0.11 %	$ 956,211	$ 809	0.08 %	$ 961,823	$ 2,681	0.28 %
Money market	1,909,208	11,948	0.63 %	2,033,631	3,651	0.18 %	2,040,116	11,645	0.57 %
Savings	1,121,818	1,121	0.10 %	1,047,855	366	0.03 %	899,717	972	0.11 %
Certificates of deposit	993,722	5,813	0.58 %	1,255,370	5,930	0.47 %	1,517,643	20,688	1.36 %
Total Interest-bearing deposits	**4,942,970**	**19,907**	**0.40 %**	**5,293,066**	**10,757**	**0.20 %**	**5,419,299**	**35,986**	**0.66 %**
Securities sold under repurchase agreements	35,836	36	0.10 %	69,964	79	0.11 %	57,673	169	0.29 %
Short-term borrowings	40,013	1,659	4.15 %	6,301	12	0.19 %	155,753	1,434	0.92 %
Long-term borrowings	19,090	411	2.15 %	22,995	458	1.99 %	47,953	1,201	2.50 %
Junior subordinated debt securities	54,420	2,395	4.40 %	61,653	1,843	2.99 %	64,092	2,286	3.57 %
Total borrowings	**149,359**	**4,501**	**3.01 %**	**160,913**	**2,392**	**1.49 %**	**325,471**	**5,090**	**1.56 %**
Total other costing liabilities	15,163	560	3.69 %	—	—	— %	—	—	— %
Total Interest-bearing Liabilities	**5,107,492**	**24,968**	**0.49 %**	**5,453,979**	**13,150**	**0.24 %**	**5,744,770**	**41,076**	**0.72 %**
Noninterest-bearing liabilities	2,877,758			2,735,710			2,238,488		
Shareholders' equity	1,181,788			1,186,161			1,169,489		
Total Liabilities and Shareholders' Equity	**$ 9,167,038**			**$ 9,375,850**			**$ 9,152,747**		
Net Interest Income [2][3]		**$ 317,836**			**$ 278,428**			**$ 282,590**	
Net Interest Margin [2][3]			**3.76 %**			**3.22 %**			**3.38 %**

[1] Nonaccruing loans are included in the daily average loan amounts outstanding.
[2] Tax-exempt income is on an FTE basis using the statutory federal corporate income tax rate of 21 percent .
[3] Taxable investment income is adjusted for the dividend-received deduction for equity securities.

Form 10-K

S&T BANCORP, INC. AND SUBSIDIARIES
Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table sets forth for the periods presented a summary of the changes in interest earned and interest paid resulting from changes in volume and changes in rates:

(dollars in thousands)	2022 Compared to 2021 Increase (Decrease) Due to			2021 Compared to 2020 Increase (Decrease) Due to		
	Volume[4]	Rate[4]	Net	Volume[4]	Rate[4]	Net
Interest earned on:						
Interest-bearing deposits with banks	$ (463)	$ 2,443	$ 1,980	$ 1,552	$ (1,095)	$ 457
Securities at fair value[2][3]	4,035	710	4,745	1,691	(2,566)	(875)
Loans held for sale	(90)	15	(75)	(32)	(4)	(36)
Commercial real estate	(2,456)	22,437	19,981	(4,094)	(16,601)	(20,695)
Commercial and industrial	(5,088)	12,796	7,708	(7,271)	5,380	(1,892)
Commercial construction	(2,278)	5,630	3,352	1,103	(2,362)	(1,259)
Total commercial loans	**(9,822)**	**40,863**	**31,041**	**(10,262)**	**(13,584)**	**(23,846)**
Residential mortgage	4,052	(117)	3,935	(3,538)	(1,249)	(4,787)
Home equity	2,332	4,733	7,065	172	(2,819)	(2,647)
Installment and other consumer	1,756	70	1,826	662	(559)	103
Consumer construction	868	(338)	530	56	19	74
Total consumer loans	**9,008**	**4,348**	**13,356**	**(2,648)**	**(4,609)**	**(7,257)**
Total portfolio loans	**(814)**	**45,211**	**44,397**	**(12,910)**	**(18,193)**	**(31,103)**
Total loans [1][2]	**(904)**	**45,226**	**44,322**	**(12,942)**	**(18,197)**	**(31,139)**
Total other earning assets	89	90	179	(401)	(131)	(533)
Change in Interest Earned on Interest-earning Assets	**$ 2,757**	**$ 48,469**	**$ 51,226**	**$ (10,100)**	**$ (21,989)**	**$ (32,089)**
Interest paid on:						
Interest-bearing demand	$ (32)	$ 248	$ 216	$ (16)	$ (1,857)	$ (1,872)
Money market	(224)	8,520	8,296	(37)	(7,957)	(7,994)
Savings	26	728	754	160	(765)	(605)
Certificates of deposit	(1,236)	1,119	(117)	(3,575)	(11,182)	(14,757)
Total interest-bearing deposits	**(1,466)**	**10,615**	**9,149**	**(3,468)**	**(21,761)**	**(25,229)**
Securities sold under repurchase agreements	(38)	(5)	(43)	36	(126)	(90)
Short-term borrowings	65	1,582	1,647	(1,376)	(46)	(1,422)
Long-term borrowings	(78)	31	(47)	(625)	(118)	(743)
Junior subordinated debt securities	(216)	768	552	(87)	(356)	(443)
Total borrowings	**(267)**	**2,376**	**2,109**	**(2,052)**	**(645)**	**(2,697)**
Total other costing liabilities	**$ 560**	**$ —**	**$ 560**	**$ —**	**$ —**	**$ —**
Change in Interest Paid on Interest-bearing Liabilities	**$ (1,173)**	**$ 12,991**	**$ 11,818**	**$ (5,520)**	**$ (22,406)**	**$ (27,926)**
Change in Net Interest Income	**$ 3,930**	**$ 35,478**	**$ 39,408**	**$ (4,580)**	**$ 417**	**$ (4,163)**

[1] Nonaccruing loans are included in the daily average loan amounts outstanding.
[2] Tax-exempt income is on an FTE basis using the statutory federal corporate income tax rate of 21 percent.
[3] Taxable investment income is adjusted for the dividend-received deduction for equity securities.
[4] Changes to rate/volume are allocated to both rate and volume on a proportionate dollar basis.

Net interest income on an FTE basis (non-GAAP) increased $39.4 million, or 14.2 percent, compared to 2021. The net interest margin, or NIM, on an FTE basis (non-GAAP) increased 54 basis points to 3.76 percent compared to 3.22 percent in 2021. The increases in net interest income and NIM on an FTE basis (non-GAAP) were primarily due to higher interest rates during 2022. NIM on an FTE basis (non-GAAP) was also positively impacted by lower average cash balances. Average interest-bearing deposits with banks decreased $343.7 million compared to 2021.

Interest income on an FTE basis (non-GAAP) increased $51.2 million compared to 2021. The increase in interest income was primarily due to higher interest rates partially offset by lower Paycheck Protection Program, or PPP, income. Average PPP loans decreased $301.7 million compared to 2021. Average loan balances, excluding PPP loans, increased $254.5 million compared to 2021. The average yield on loans increased 66 basis points compared to 2021 due to higher interest rates. Average securities increased $185.2 million compared to 2021 due to interest-bearing deposits with banks being redeployed to higher yielding assets. Average interest-bearing deposits with banks decreased $343.7 million compared to 2021 due to decreased deposit balances and increased securities. Overall, the FTE rate (non-GAAP) on interest-earning assets increased 69 basis points compared to 2021.

Form 10-K

Interest expense increased $11.8 million compared to 2021. The increase in interest expense was primarily due to higher interest rates. Average interest-bearing deposits decreased $350.1 million compared to 2021 due to the competitive market driven by rising interest rates. The average rate paid on interest-bearing deposits increased 20 basis points due to increased interest rates. Average demand deposits increased $111.1 million compared to 2021; however, overall deposit balances were down year-over-year. Average borrowings decreased $11.6 million compared to 2021 primarily due to the discontinuation of the customer repurchase agreement product and the payoff of a subordinated debt. Short-term borrowings increased $33.7 million and the average rate paid increased 396 basis points. Overall, the cost of interest-bearing liabilities increased 25 basis points compared to 2021.

Provision for Credit Losses

The provision for credit losses includes a provision for losses on loans and on unfunded loan commitments. The provision for credit losses fluctuates based on changes in loan balances, risk ratings, net loan charge-offs and our CECL assumptions. The provision for credit losses decreased $7.8 million to $8.4 million for 2022 compared to $16.2 million for 2021. The provision for credit losses included $3.0 million for the reserve for unfunded commitments for 2022 compared to $0.7 million for 2021.

The decrease in the provision for credit losses was primarily due to significantly lower net charge-offs in 2022 compared to 2021. Net loan charge-offs were $2.6 million in 2022 compared to $34.5 million in 2021. Contributing to the decrease in the provision for credit losses was a $1.7 million reduction in specific reserves on loans individually assessed due to the resolution of a C&I relationship through a note sale which resulted in a $5.5 million charge-off during the second quarter of 2022. Offsetting the decrease in provision for credit losses during 2022 was a $2.3 million increase in the provision for unfunded loan commitments primarily due to an increase in loss rates and unused commitments in the construction portfolio.

Refer to the Credit Quality section of this MD&A for further details.

Noninterest Income

(dollars in thousands)		Years Ended December 31,						
		2022		2021		$ Change		% Change
Securities gains, net	$	198	$	29	$	169		582.8 %
Debit and credit card		19,008		17,952		1,056		5.9 %
Service charges on deposit accounts		16,829		15,040		1,789		11.9 %
Wealth management		12,717		12,889		(172)		(1.3)%
Mortgage banking		2,215		9,734		(7,519)		(77.2)%
Other		7,292		9,052		(1,760)		(19.4)%
Total Noninterest Income	$	**58,259**	$	**64,696**	$	**(6,437)**		**(9.9)%**

Noninterest income decreased $6.4 million to $58.3 million compared to $64.7 million in 2021. Mortgage banking decreased $7.5 million due to a decline in loan sale activity caused by rising interest rates and a shift to holding originated mortgage loans. Other noninterest income decreased $1.8 million primarily related to a $3.1 million decline in the fair value of assets in a nonqualified benefit plan, which has a corresponding offset in salaries and benefits resulting in no impact to net income, partially offset by a net gain on the sale of OREO. Service charges on deposit accounts increased $1.8 million and debit and credit card fees increased $1.1 million due to increased customer activity.

Form 10-K

Noninterest Expense

(dollars in thousands)		Years Ended December 31,		
	2022	2021	$ Change	% Change
Salaries and employee benefits	$ 103,221	$ 100,214	$ 3,007	3.0 %
Data processing and information technology	16,918	16,681	237	1.4 %
Occupancy	14,812	14,544	268	1.8 %
Furniture, equipment and software	11,606	10,684	922	8.6 %
Professional services and legal	8,318	6,368	1,950	30.6 %
Other taxes	6,620	6,644	(24)	(0.4)%
FDIC insurance	2,854	4,224	(1,370)	(32.4)%
Marketing	5,600	4,553	1,047	23.0 %
Other	26,797	25,013	1,784	7.1 %
Total Other Noninterest Expense	**$ 196,746**	**$ 188,925**	**$ 7,821**	**4.1 %**

Noninterest expense increased $7.8 million to $196.7 million compared to $188.9 million in 2021. Salaries and employee benefits increased $3.0 million during 2022 primarily due to base rate increases and higher incentives offset by a change in the fair value of assets in a nonqualified benefit plan. Professional services and legal increased $2.0 million due to higher consulting expense compared to 2021. Marketing expense increased $1.0 million due to increased marketing efforts and timing of various promotions. Other noninterest expense increased $1.8 million primarily due to a lease impairment and increased travel and entertainment expenses. FDIC insurance expense decreased $1.4 million due to a lower assessment base and improvements in the components used to determine the assessment.

Income Taxes

The provision for income taxes increased to $33.4 million in 2022 compared to $25.3 million for 2021. The increase in our income tax provision was primarily due to a $33.3 million increase in income before taxes in 2022 compared to 2021.

The effective tax rate, which is total tax expense as a percentage of income before taxes, increased to 19.8 percent in 2022 compared to 18.7 percent in 2021. The increase in the effective tax rate was primarily due to significantly higher income before taxes in 2022 compared to 2021. We have generated an annual effective tax rate that is less than the statutory rate of 21 percent due to benefits resulting from tax-exempt interest, excludable dividend income, tax-exempt income on Bank Owned Life Insurance, or BOLI, and tax benefits associated with Low Income Housing Tax Credits, or LIHTC.

Results of Operations
Year Ended December 31, 2021

COVID-19 Pandemic Update

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security, or CARES Act was signed into law. It contained substantial tax and spending provisions intended to address the impact of the COVID-19 pandemic. The CARES Act included the Paycheck Protection Program, or PPP, a $349 billion program designed to aid small and medium sized businesses through federally guaranteed loans distributed through banks. The PPP and Health Care Enhancement Act, or PPP/HCEA, was signed into law on April 24, 2020. The PPP/HCEA authorized an additional $310 billion of funding under the CARES Act for PPP loans among other provisions. On July 4, 2020, legislation was passed to extend the application period for the PPP through August 8, 2020.These loans are intended to cover eight weeks of payroll and other permitted expenses to help those businesses remain viable. The PPP ended on May 31, 2021.

We originated $771.5 million of PPP loans during 2020 and 2021. PPP loans are forgivable, in whole or in part, if the proceeds are used for payroll and other permitted expenses in accordance with the requirements of the PPP. These loans carry a fixed rate of 1.00 percent and a term of two years, or five years for loans approved by the SBA, on or after June 5, 2020. Payments are deferred for at least six months of the loan. The loans are 100 percent guaranteed by the SBA.

We increased our ACL in 2021 to be responsive to the additional risk related to the COVID-19 pandemic. We did experience improvement in our asset quality during 2021, but remain cautious given the current environment. The hotel portfolio improved in the second half of 2021 with $34.0 million of loans being returned to performing status due to improved operating performance. Our balance sheet is asset sensitive resulting in our net interest income and net interest margin, or NIM, being negatively impacted in this low interest rate environment. Loan demand was challenging in the first half of 2021, but we saw growth trends improving late in the second quarter and for the third and fourth quarter of 2021. Net interest income was favorably impacted by PPP loans which contributed to net interest income $17.3 million for 2021 and $11.4 million for 2020.

Form 10-K

S&T BANCORP, INC. AND SUBSIDIARIES
Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In order to assist our customers through this difficult period, we have provided the following assistance, which may have an adverse impact on our results in the short term, but which we believe will provide better outcomes in the long term for our customers and for S&T.

- We provided needs-based payment deferrals and modifications to interest only periods to commercial loans during 2020 and 2021 totaling $995.7 million. Only $28.8 million remain on deferral at December 31, 2021.
- We provided loan payment deferrals, with no negative credit bureau reporting, to mortgage and consumer loans during 2020 and 2021 totaling $81.6 million. No loans remain on deferral at December 31, 2021.

None of these were designated troubled debt restructurings, or TDRs, for accounting purposes.

Earnings Summary

Net income increased $89.3 million to $110.3 million, or $2.81 per diluted share, in 2021 compared to $21.0 million, or $0.53 per diluted share in 2020. This net increase was primarily due to a lower provision for credit losses related to improving economic conditions, as well the offsetting impact of the 2020 customer fraud that reduced net income by $46.3 million, or $1.19 per share. We experienced a pre-tax loss of $58.7 million related to a customer fraud resulting from a check kiting scheme during 2020. The fraud was perpetrated by a single business customer and the customer has plead guilty in a criminal investigation. We continue to pursue all available sources of recovery to mitigate the loss.

Return on average assets, or ROA, was 1.18 percent and return on average equity, or ROE, was 9.30 percent for 2021 compared to ROA of 0.23 percent and ROE of 1.80 percent for 2020.

Net interest income decreased $3.3 million to $276.1 million compared to 2020. The decrease in interest income was primarily due to lower average loan balances and the low rate interest environment compared to 2020. Average loan balances decreased $325.8 million compared to 2020. Net interest income was favorably impacted by PPP loans which contributed $17.3 million compared to $11.4 million in 2020. Average interest-bearing deposits decreased $126.2 million compared to 2020. The net interest margin, or NIM, on an FTE basis (non-GAAP) decreased 16 basis points compared to 2020. The decrease is primarily due to higher average cash balances and the low interest rate environment. PPP loans positively impacted the NIM on an FTE basis (non-GAAP) by 8 basis points compared to the negative impact of 3 basis points in 2020. NIM is reconciled to net interest income adjusted to an FTE basis (non-GAAP) above in the "Explanation of Use of Non-GAAP Financial Measures" section of this MD&A.

The provision for credit losses was $16.2 million for 2021 compared to $131.4 million in 2020. Excluding a customer fraud loss of $58.7 million, the provision for credit losses was $72.7 million for 2020. The significant decrease in the provision for credit losses during 2021 was mainly due to the customer fraud in 2020 and an improved outlook for the economy and our loan portfolio. Net loan charge-offs were $34.5 million, or 0.49 percent of average loans, in 2021 compared to $103.4 million, or 1.40 percent of average loans, during 2020. Excluding the customer fraud, net loan charge-offs were $44.7 million, or 0.61 percent of average loans in 2020.

Noninterest income increased $4.9 million to $64.6 million compared to $59.7 million in 2020. Wealth management income increased $2.9 million due to customer growth and improved market conditions. Debit and credit card fees increased $2.9 million and service charges on deposit accounts increased $1.4 million due to increased customer activity. These were offset by lower commercial loan swap income of $3.6 million and mortgage banking income of $1.2 million.

Noninterest expense increased $2.2 million to $188.8 million compared to $186.6 million in 2020. Salaries and employee benefits increased $10.1 million primarily due to higher incentives. Data processing and information technology increased $1.2 million due to new products and services in 2021. These higher expenses were offset by decreases in other noninterest expense of $4.1 million, merger related expenses of $2.3 million and marketing of $1.4 million. The efficiency ratio (non-GAAP) for 2021 was 55.05 percent compared to 53.86 percent for 2020.

The efficiency ratio is noninterest expense divided by noninterest income plus net interest income, on an FTE basis, which ensures comparability of net interest income arising from both taxable and tax-exempt sources and is consistent with industry practice. A reconciliation of the efficiency ratio (non-GAAP) is provided above in the "Explanation of Use of Non-GAAP Financial Measures" section of this MD&A.

The provision for income taxes increased to $25.3 million in 2021 compared to nearly zero for 2020. The increase in our income tax provision was primarily due to a $114.6 million increase in pretax income in 2021 compared to 2020 when pretax income was impacted by significantly higher provision for credit losses. The effective tax rate increased to 18.7 percent in 2021 compared to a nominal negative annual effective tax rate in 2020. The increase in the effective tax rate was primarily due to significantly higher income before taxes in 2021 compared to 2020.

S&T BANCORP, INC. AND SUBSIDIARIES
Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Net Interest Income

The interest income on interest-earning assets and the net interest margin are presented on an FTE basis. The FTE basis adjusts for the tax benefit of income on certain tax-exempt loans and securities and the dividend-received deduction for equity securities using the federal statutory tax rate of 21 percent and the dividend-received deduction for equity securities. We believe this to be the preferred industry measurement of net interest income that provides a relevant comparison between taxable and non-taxable sources of interest income.

Interest and dividend income per the Consolidated Statements of Net Income is reconciled to interest income, net interest income and net interest margin on an FTE basis (non-GAAP) above in the "Explanation of Use of Non-GAAP Financial Measures" section of this MD&A.

Average Balance Sheet and Net Interest Income Analysis

The following table provides information regarding the average balances, interest and rates earned on interest-earning assets and the average balances, interest and rates paid on interest-bearing liabilities for the years ended December 31:

(dollars in thousands)	2021 Average Balance	Interest	Rate	2020 Average Balance	Interest	Rate	2019 Average Balance	Interest	Rate
ASSETS									
Interest-bearing deposits with banks	$ 722,057	$ 973	0.13 %	$ 179,887	$ 515	0.29 %	$ 59,941	$ 1,233	2.06 %
Securities at fair value [(2)(3)]	832,304	18,135	2.18 %	764,311	19,011	2.49 %	678,069	17,876	2.64 %
Loans held for sale	4,094	124	3.03 %	5,105	160	3.13 %	2,169	84	3.88 %
Commercial real estate	3,249,559	119,594	3.68 %	3,347,234	140,288	4.19 %	2,945,278	144,877	4.92 %
Commercial and industrial	1,829,563	75,860	4.15 %	2,018,318	77,752	3.85 %	1,575,485	79,429	5.04 %
Commercial construction	471,286	15,443	3.28 %	442,088	16,702	3.78 %	278,665	14,237	5.11 %
Total commercial loans	**5,550,407**	**210,897**	**3.80 %**	**5,807,640**	**234,742**	**4.04 %**	**4,799,428**	**238,543**	**4.97 %**
Residential mortgage	881,494	36,211	4.11 %	964,740	40,998	4.25 %	765,604	33,889	4.43 %
Home equity	543,777	18,822	3.46 %	539,461	21,469	3.98 %	475,149	25,208	5.31 %
Installment and other consumer	90,129	5,351	5.94 %	80,032	5,248	6.56 %	72,283	5,173	7.16 %
Consumer construction	14,748	668	4.53 %	13,484	594	4.40 %	10,896	593	5.44 %
Total consumer loans	**1,530,148**	**61,052**	**3.99 %**	**1,597,717**	**68,309**	**4.28 %**	**1,323,932**	**64,863**	**4.90 %**
Total portfolio loans	**7,080,555**	**271,949**	**3.84 %**	**7,405,357**	**303,051**	**4.09 %**	**6,123,360**	**303,406**	**4.95 %**
Total Loans [(1)(2)]	**7,084,649**	**272,073**	**3.84 %**	**7,410,462**	**303,211**	**4.09 %**	**6,125,529**	**303,490**	**4.95 %**
Federal Home Loan Bank and other restricted stock	10,363	397	3.83 %	18,234	929	5.10 %	21,833	1,642	7.52 %
Total Interest-earning Assets	**8,649,372**	**291,578**	**3.37 %**	**8,372,894**	**323,666**	**3.87 %**	**6,885,372**	**324,241**	**4.71 %**
Noninterest-earning assets	726,478			779,853			550,164		
Total Assets	**$ 9,375,850**			**$ 9,152,747**			**$ 7,435,536**		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest-bearing demand	$ 956,211	$ 809	0.08 %	$ 961,823	$ 2,681	0.28 %	$ 641,403	$ 3,915	0.61 %
Money market	2,033,631	3,651	0.18 %	2,040,116	11,645	0.57 %	1,691,910	30,236	1.79 %
Savings	1,047,855	366	0.03 %	899,717	972	0.11 %	766,142	1,928	0.25 %
Certificates of deposit	1,255,370	5,930	0.47 %	1,517,643	20,688	1.36 %	1,396,706	26,947	1.93 %
Total Interest-bearing deposits	**5,293,066**	**10,757**	**0.20 %**	**5,419,299**	**35,986**	**0.66 %**	**4,496,161**	**63,026**	**1.40 %**
Securities sold under repurchase agreements	69,964	79	0.11 %	57,673	169	0.29 %	16,863	110	0.65 %
Short-term borrowings	6,301	12	0.19 %	155,753	1,434	0.92 %	255,264	6,416	2.51 %
Long-term borrowings	22,995	458	1.99 %	47,953	1,201	2.50 %	66,392	1,831	2.76 %
Junior subordinated debt securities	61,653	1,843	2.99 %	64,092	2,286	3.57 %	47,934	2,310	4.82 %
Total borrowings	**160,913**	**2,392**	**1.49 %**	**325,471**	**5,090**	**1.56 %**	**386,453**	**10,667**	**2.76 %**
Total Interest-bearing Liabilities	**5,453,979**	**13,150**	**0.24 %**	**5,744,770**	**41,076**	**0.72 %**	**4,882,614**	**73,693**	**1.51 %**
Noninterest-bearing liabilities	2,735,710			2,238,488			1,569,014		
Shareholders' equity	1,186,161			1,169,489			983,908		
Total Liabilities and Shareholders' Equity	**$ 9,375,850**			**$ 9,152,747**			**$ 7,435,536**		
Net Interest Income [(2)(3)]		$ 278,428			$ 282,590			$ 250,548	
Net Interest Margin [(2)(3)]			3.22 %			3.38 %			3.64 %

[(1)] Nonaccruing loans are included in the daily average loan amounts outstanding.
[(2)] Tax-exempt income is on an FTE basis using the statutory federal corporate income tax rate of 21 percent .
[(3)] Taxable investment income is adjusted for the dividend-received deduction for equity securities.

Form 10-K

The following table sets forth for the periods presented a summary of the changes in interest earned and interest paid resulting from changes in volume and changes in rates:

(dollars in thousands)	2021 Compared to 2020 Increase (Decrease) Due to			2020 Compared to 2019 Increase (Decrease) Due to		
	Volume[4]	Rate[4]	Net	Volume[4]	Rate[4]	Net
Interest earned on:						
Interest-bearing deposits with banks	$ 1,552 $	(1,095) $	457	$ 2,467 $	(3,185) $	(718)
Securities at fair value[2][3]	1,691	(2,566)	(875)	2,274	(1,139)	1,135
Loans held for sale	(32)	(4)	(36)	114	(38)	76
Commercial real estate	(4,094)	(16,601)	(20,695)	19,772	(24,361)	(4,589)
Commercial and industrial	(7,271)	5,380	(1,892)	22,326	(24,003)	(1,677)
Commercial construction	1,103	(2,362)	(1,259)	8,349	(5,884)	2,465
Total commercial loans	**(10,262)**	**(13,584)**	**(23,846)**	**50,447**	**(54,248)**	**(3,801)**
Residential mortgage	(3,538)	(1,249)	(4,787)	8,815	(1,706)	7,109
Home equity	172	(2,819)	(2,647)	3,412	(7,151)	(3,739)
Installment and other consumer	662	(559)	103	555	(480)	75
Consumer construction	56	19	74	141	(140)	1
Total consumer loans	**(2,648)**	**(4,609)**	**(7,257)**	**12,923**	**(9,477)**	**3,446**
Total portfolio loans	**(12,910)**	**(18,193)**	**(31,103)**	**63,370**	**(63,725)**	**(355)**
Total loans [1][2]	**(12,942)**	**(18,197)**	**(31,139)**	**63,484**	**(63,763)**	**(279)**
Federal Home Loan Bank and other restricted stock	(401)	(131)	(533)	(271)	(442)	(713)
Change in Interest Earned on Interest-earning Assets	**$ (10,100) $**	**(21,989) $**	**(32,089)**	**$ 67,954 $**	**(68,529) $**	**(575)**
Interest paid on:						
Interest-bearing demand	$ (16) $	(1,857) $	(1,872)	$ 1,956 $	(3,190) $	(1,234)
Money market	(37)	(7,957)	(7,994)	6,223	(24,814)	(18,591)
Savings	160	(765)	(605)	336	(1,292)	(956)
Certificates of deposit	(3,575)	(11,182)	(14,757)	2,333	(8,592)	(6,259)
Total interest-bearing deposits	**(3,468)**	**(21,761)**	**(25,229)**	**10,848**	**(37,888)**	**(27,040)**
Securities sold under repurchase agreements	36	(126)	(90)	266	(207)	59
Short-term borrowings	(1,376)	(46)	(1,422)	(2,501)	(2,481)	(4,982)
Long-term borrowings	(625)	(118)	(743)	(509)	(121)	(630)
Junior subordinated debt securities	(87)	(356)	(443)	779	(803)	(24)
Total borrowings	**(2,052)**	**(645)**	**(2,697)**	**(1,965)**	**(3,612)**	**(5,577)**
Change in Interest Paid on Interest-bearing Liabilities	**$ (5,520) $**	**(22,406) $**	**(27,926)**	**$ 8,883 $**	**(41,500) $**	**(32,617)**
Change in Net Interest Income	**$ (4,580) $**	**417 $**	**(4,163)**	**$ 59,071 $**	**(27,029) $**	**32,042**

[1]Nonaccruing loans are included in the daily average loan amounts outstanding.
[2]Tax-exempt income is on an FTE basis using the statutory federal corporate income tax rate of 21 percent.
[3]Taxable investment income is adjusted for the dividend-received deduction for equity securities.
[4]Changes to rate/volume are allocated to both rate and volume on a proportionate dollar basis.

Net interest income on an FTE basis (non-GAAP) decreased $4.2 million compared to 2020. The decline was primarily due to lower average loan balances compared to 2020. Net interest income was favorably impacted by PPP loans which contributed $17.3 million compared to $11.4 million in 2020. The net interest margin, or NIM, on an FTE basis (non-GAAP) decreased 16 basis points compared to 2020. The decrease is primarily due to higher average cash balances and the low interest rate environment. PPP loans positively impacted the net interest margin on an FTE basis (non-GAAP) by 8 basis points compared to the negative impact of 3 basis points in 2020.

Interest income on an FTE basis (non-GAAP) decreased $32.1 million compared to 2020. The decrease in interest income was primarily due to lower average loan balances compared to 2020 and the continued low interest rate environment. Average loan balances decreased $325.8 million compared to 2020. Average PPP loans decreased $53.7 million compared to 2020. The average rate earned on loans decreased 25 basis points primarily due to lower short-term interest rates. Average interest-bearing deposits with banks increased $542.2 million compared to 2020 due to PPP loan forgiveness, lower loan balances and a significant increase in average deposits as a result of customer PPP loans and stimulus payments along with customers' liquidity preferences. Overall, the FTE rate on interest-earning assets (non-GAAP) decreased 50 basis points compared to 2020.

Form 10-K

Interest expense decreased $27.9 million compared to 2020. The decrease was primarily due to lower short-term interest rates. Average interest-bearing deposits decreased $126.2 million compared to 2020. The average rate paid on interest-bearing deposits decreased 46 basis points compared to 2020 primarily due to lower short-term interest rates. The interest-bearing deposit decreases are favorably offset by a $521.8 million increase in demand deposits. We experienced demand deposit growth due to customer PPP loans and stimulus payments along with customers' liquidity preferences. Brokered deposits decreased $216.0 million and borrowings decreased $164.6 million compared to 2020 due to maturities and a reduced need for wholesale funding. Overall, the cost of interest-bearing liabilities decreased 48 basis points compared to 2020.

Provision for Credit Losses

The provision for credit losses, which includes a provision for losses on loans and on unfunded loan commitments, is a charge to earnings to maintain the ACL at a level consistent with management's assessment of expected losses in the loan portfolio at the balance sheet date. The provision for credit losses decreased $115.2 million to $16.2 million for 2021 compared to $131.4 million for 2020. Excluding the customer fraud loss of $58.7 million, the provision for credit losses was $72.7 million for 2020.

The significant decrease in the provision for credit losses during 2021 was mainly due to the customer fraud in 2020 and an improved outlook for the economy and our loan portfolio. Our total qualitative reserve decreased $7.3 million compared to 2020. The decrease was primarily due to improved economic conditions offset by additional segment allocations for our healthcare and C&I portfolios along with the increased uncertainty at year-end related to the COVID-19 Omicron variant. Specific reserves on loans individually assessed decreased $11.7 million to $1.8 million at December 31, 2021 compared to $13.5 million in 2020. The decrease in specific reserves was the result of approximately $7.8 million of loan charge-offs and the release of $5.7 million of specific reserves due to improved operating performance within our hotel portfolio. Offsetting this decrease in specific reserve was the addition of a $1.8 million specific reserve related to a $21.7 million C&I relationship that also had a $10.3 million charge-off in 2021 based on an estimated enterprise value of the company.

Net loan charge-offs were $34.5 million, or 0.49 percent of average loans, in 2021 compared to $103.4 million, or 1.40 percent of average loans, during 2020. Excluding the customer fraud, net loan charge-offs were $44.7 million, or 0.61 percent of average loans in 2020. The decrease in net loan charge-offs in 2021 was primarily due to improving economic conditions.

Refer to the Credit Quality section of this MD&A for further details.

Noninterest Income

(dollars in thousands)		Years Ended December 31,					
		2021		**2020**		**$ Change**	**% Change**
Debit and credit card	$	17,952	$	15,093	$	2,859	18.9 %
Service charges on deposit accounts		15,040		13,597		1,443	10.6 %
Wealth management		12,889		9,957		2,932	29.4 %
Mortgage banking		9,734		10,923		(1,189)	(10.9)%
Commercial loan swap income		1,146		4,740		(3,594)	(75.8)%
Securities gains, net		29		142		(113)	(79.6)%
Other		7,820		5,267		2,553	48.5 %
Total Noninterest Income	$	**64,610**	$	**59,719**	$	**4,891**	**8.2 %**

Noninterest income increased $4.9 million, or 8.2 percent, in 2021 compared to 2020. Wealth management fees increased $2.9 million compared to the prior year. Brokerage fees increased $1.6 million primarily due to the addition of six new financial advisors added during 2021. Trust income increased $1.3 million mainly due to new customer growth resulting in higher assets under management and improved market conditions. Debit and credit card fees increased $2.9 million due to increased debit and credit card usage. Other noninterest income increased $2.6 million due to a $1.4 million change in the credit valuation adjustment for our commercial loan swaps for risk associated with our hotel loan portfolio, a $0.8 million change in the equity securities portfolio and a $0.5 million change in the valuation of a deferred compensation plan, which has a corresponding offset in salaries and benefit expense resulting in no impact to net income. Service charges on deposit accounts increased $1.4 million due to the improving economic environment which drove higher customer activity. Commercial loan swap income decreased $3.6 million due to the lower customer activity related to the pandemic and interest rate environment. Mortgage banking decreased $1.2 million due to changes in the valuation of the mortgage interest rate locks offset by an improved mortgage servicing rights valuation compared to 2020.

Noninterest Expense

(dollars in thousands)		Years Ended December 31,					
		2021		**2020**		**$ Change**	**% Change**
Salaries and employee benefits	$	100,214	$	90,115	$	10,099	11.2 %
Data processing and information technology		16,681		15,499		1,182	7.6 %
Occupancy		14,544		14,529		15	0.1 %
Furniture, equipment and software		10,684		11,050		(366)	(3.3)%
Other taxes		6,644		6,622		22	0.3 %
Professional services and legal		6,368		6,394		(26)	(0.4)%
Marketing		4,553		5,996		(1,443)	(24.1)%
FDIC insurance		4,224		5,089		(865)	(17.0)%
Merger-related expenses		—		2,342		(2,342)	NM
Other		24,927		29,008		(4,081)	(14.1)%
Total Other Noninterest Expense	$	**188,839**	$	**186,644**	$	**2,195**	**1.2 %**

NM - percentage not meaningful

Noninterest expense increased $2.2 million, or 1.2 percent, to $188.8 million in 2021 compared to 2020. Total merger-related expense decreased $2.3 million compared to 2020 due to no merger during 2021. Salaries and employee benefits increased $10.1 million during 2021 primarily due to higher incentive, restricted stock, commissions and pension expense due to an increase in retirees electing lump-sum distributions. Data processing and information technology increased $1.2 million due to new products and services in 2021. Offsetting these increases, other noninterest expense decreased $4.1 million due to lower loan related expenses and lower amortization of both our qualified affordable housing projects and core deposit intangible assets. Marketing expense decreased $1.4 million due to the pandemic and a reduction in promotions. FDIC insurance decreased $0.9 million due to the improvement of the financial ratios used to determine the assessment.

Form 10-K

S&T BANCORP, INC. AND SUBSIDIARIES
Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Income Taxes

The provision for income taxes increased to $25.3 million in 2021 compared to nearly zero for 2020. The increase in our income tax provision was primarily due to a $114.6 million increase in income before taxes in 2021 compared to 2020 when income before taxes was impacted by a customer fraud of $58.7 million.

The effective tax rate, which is total tax expense as a percentage of income before taxes, increased to 18.7 percent in 2021 compared to a nominal negative annual effective tax rate in 2020. The increase in the effective tax rate was primarily due to significantly higher income before taxes in 2021 compared to 2020. Historically, we have generated an annual effective tax rate that is less than the statutory rate of 21 percent due to benefits resulting from tax-exempt interest, excludable dividend income, tax-exempt income on Bank Owned Life Insurance, or BOLI, and tax benefits associated with Low Income Housing Tax Credits, or LIHTC.

Financial Condition
December 31, 2022

Total assets decreased $378.0 million to $9.1 billion at December 31, 2022 compared to $9.5 billion at December 31, 2021. Cash and due from banks decreased $712.2 million to $210.0 million at December 31, 2022 compared to $922.2 million at December 31, 2021 primarily related to decreases in deposits due to competition driven by rising interest rates. Total portfolio loans increased $184.0 million, or 2.6 percent, to $7.2 billion at December 31, 2022 compared to $7.0 billion at December 31, 2021. The increase in portfolio loans is primarily related to an increase in the consumer loan portfolio of $344.0 million due to $327.1 million of growth in consumer real estate. The consumer loan portfolio increase was offset by decreases in commercial loans. Commercial loans decreased $160.1 million with decreases of commercial real estate loans of $108.5 million, C&I loans of $10.0 million, which included a decrease of $84.3 million of loans from the PPP, and a decrease of $41.6 million in commercial construction compared to December 31, 2021. Excluding the PPP loans, portfolio loans increased $268.3 million compared to December 31, 2021 due a modest increase in activity.

Securities increased $92.0 million to $1.0 billion at December 31, 2022 from $910.8 million at December 31, 2021. The increase in securities was primarily due to interest-bearing deposits with banks being redeployed to higher yielding assets earlier in 2022. The bond portfolio had an unrealized loss of $102.3 million at December 31, 2022 compared to an unrealized gain of $9.4 million at December 31, 2021 due to higher interest rates.

Our deposits decreased $776.6 million, with total deposits of $7.2 billion at December 31, 2022 compared to $8.0 billion at December 31, 2021. Customer deposits decreased $771.6 million from December 31, 2021. The decrease in customer deposits was driven by competition related to rising interest rates. Customer noninterest-bearing demand deposits decreased $159.9 million, interest-bearing demand decreased $132.5 million, money market deposits decreased $339.1 million and certificates of deposits decreased $148.5 million offset by an increase in savings of $8.4 million.

Total borrowings increased $277.9 million to $439.2 million at December 31, 2022 compared to $161.3 million at December 31, 2021 due to a decrease in funding provided by customer deposits. The increase in borrowings consisted of increases in short-term borrowings of $370.0 million offset by decreases in long term borrowings of $7.7 million and a decrease of $84.5 million due to the discontinuation of securities sold under repurchase agreements.

Total shareholders' equity decreased $21.8 million to $1.2 billion at December 31, 2022 compared to $1.2 billion at December 31, 2021. The decrease was primarily due to other comprehensive losses of $105.0 million and dividends paid of $47.0 million offset by net income of $135.5 million. Other comprehensive losses were mainly due to unrealized losses of $87.9 million, net of tax, on our available-for-sale debt securities and $16.8 million, net of tax, on interest rate swaps due to the rising interest rate environment.

Securities Activity

The balances and average rates of our securities portfolio are presented below as of December 31:

(dollars in thousands)	2022 Balance	2022 Weighted-Average Yield	2021 Balance	2021 Weighted-Average Yield	2020 Balance	2020 Weighted-Average Yield
U.S. Treasury securities	$ 131,695	1.71 %	$ 95,327	1.26 %	$ 10,282	1.87 %
Obligations of U.S. government corporations and agencies	41,811	2.32 %	70,348	2.29 %	82,904	2.28 %
Collateralized mortgage obligations of U.S. government corporations and agencies	428,407	2.56 %	270,294	1.97 %	209,296	2.23 %
Residential mortgage-backed securities of U.S. government corporations and agencies	41,587	1.86 %	56,793	1.57 %	67,778	1.26 %
Commercial mortgage-backed securities of U.S. government corporations and agencies	327,313	2.28 %	341,300	2.09 %	273,681	2.41 %
Corporate securities	500	7.67 %	500	3.22 %	2,025	3.90 %
Obligations of states and political subdivisions [1]	30,471	3.35 %	75,089	3.28 %	124,427	3.49 %
Marketable equity securities	994	3.32 %	1,142	2.93 %	3,300	2.90 %
Total Securities	**$ 1,002,778**	**2.34 %**	**$ 910,793**	**2.05 %**	**$ 773,693**	**2.42 %**

[1] *Weighted-average yields are calculated on a taxable-equivalent basis using the federal statutory tax rate of 21 percent for 2022, 2021 and 2020.*

We invest in various securities in order to maintain a source of liquidity, to satisfy various pledging requirements, to increase net interest income, and as a tool of ALCO to reposition the balance sheet for interest rate risk purposes. Securities are subject to market risks that could negatively affect the level of liquidity available to us. Security purchases are subject to an investment policy approved annually by our Board of Directors and administered through ALCO and our treasury function. Securities increased $92.0 million to $1.0 billion at December 31, 2022 from $910.8 million at December 31, 2021. The increase in securities is primarily due to increased investing activities due to excess liquidity earlier in 2022. These increases were partially offset by unrealized losses due to a rising interest rate environment.

At December 31, 2022 our bond portfolio was in a net unrealized loss position of $102.3 million compared to a net unrealized gain position of $9.4 million at December 31, 2021. At December 31, 2022, total gross unrealized gains in the bond portfolio were $0.3 million offset by gross unrealized losses of $102.6 million compared to December 31, 2021, when total gross unrealized gains were $15.2 million offset by gross unrealized losses of $5.8 million. The decrease in the net unrealized gain position was primarily due to an increase in interest rates from December 31, 2021 to December 31, 2022. Management evaluates the securities portfolio to determine if an ACL is needed each quarter. We did not record an ACL related to the securities portfolio at December 31, 2022 or December 31, 2021.

Management evaluates the bond portfolio for impairment on a quarterly basis. The unrealized losses on debt securities were primarily attributable to changes in interest rates and not related to the credit quality of these securities. All debt securities were determined to be investment grade and paying principal and interest according to the contractual terms of the security at December 31, 2022. We do not intend to sell and it is more likely than not that we will not be required to sell any of the securities in an unrealized loss position before recovery of their amortized cost. We did not recognize any impairment charges on our securities portfolio in 2022, 2021 or 2020. The performance of the debt securities markets could generate impairments in future periods requiring realized losses to be reported.

Form 10-K

The following table sets forth the maturities of securities at December 31, 2022 and the weighted average yields of such securities. Taxable-equivalent adjustments for 2022 have been made in calculating yields on obligations of state and political subdivisions.

(dollars in thousands)	Within One Year Amount	Yield	After One But within Five Years Amount	Yield	After Five But Within Ten Years Amount	Yield	After Ten Years Amount	Yield	No Fixed Maturity Amount	Yield
Maturing										
Available-for-Sale										
U.S. Treasury securities	$ —	— %	$103,386	1.85 %	$ 28,309	1.21 %	$ —	— %	$ —	— %
Obligations of U.S. government corporations and agencies	9,767	2.43 %	32,044	2.28 %	—	— %	—	— %	—	— %
Collateralized mortgage obligations of U.S. government corporations and agencies	—	— %	14,379	2.96 %	33,845	2.97 %	380,183	2.51 %	—	— %
Residential mortgage-backed securities of U.S. government corporations and agencies	14	5.15 %	1,049	3.51 %	1,225	2.38 %	39,299	1.80 %	—	— %
Commercial mortgage-backed securities of U.S. government corporations and agencies	37,807	2.31 %	155,117	2.38 %	134,389	2.15 %	—	— %	—	0
Obligations of states and political subdivisions [(1)]	—	— %	2,704	3.22 %	16,529	3.48 %	11,238	3.18 %	—	— %
Corporate bonds	—	— %	500	7.67 %	—	— %	—	— %	—	— %
Marketable equity securities	—	— %	—	— %	—	— %	—	— %	994	3.32 %
Total	**$ 47,588**		**$309,179**		**$214,297**		**$430,720**		**$ 994**	
Weighted Average Yield		**2.34 %**		**2.24 %**		**2.26 %**		**2.46 %**		**3.32 %**

[(1)] *Weighted-average yields are calculated on a taxable-equivalent basis using the federal statutory tax rate of 21 percent for 2022.*

Lending Activity

The following table summarizes our loan portfolio as of December 31:

(dollars in thousands)	2022 Amount	% of Total	2021 Amount	% of Total	2020 Amount	% of Total	2019 Amount	% of Total	2018 Amount	% of Total
Commercial										
Commercial real estate	$3,128,187	43.5%	$3,236,653	46.2%	$3,244,974	44.9%	$3,416,518	47.9%	$2,921,832	49.1%
Commercial and industrial	1,718,976	23.9%	1,728,969	24.7%	1,954,453	27.0%	1,720,833	24.1%	1,493,416	25.1%
Commercial construction	399,371	5.6%	440,962	6.3%	474,280	6.6%	375,445	5.3%	257,197	4.3%
Total Commercial Loans	**5,246,534**	**73.0%**	**5,406,584**	**77.2%**	**5,673,706**	**78.5%**	**5,512,796**	**77.2%**	**4,672,445**	**78.6%**
Consumer										
Residential mortgage	1,116,528	15.5%	899,956	12.9%	918,398	12.7%	998,585	14.0%	726,679	12.2%
Home equity	652,066	9.1%	564,219	8.1%	535,165	7.4%	538,348	7.5%	471,562	7.9%
Installment and other consumer	124,896	1.7%	107,928	1.5%	80,915	1.1%	79,033	1.1%	67,546	1.1%
Consumer construction	43,945	0.6%	21,303	0.3%	17,675	0.2%	8,390	0.1%	8,416	0.1%
Total Consumer Loans	**1,937,435**	**27.0%**	**1,593,406**	**22.8%**	**1,552,153**	**21.5%**	**1,624,356**	**22.8%**	**1,274,203**	**21.4%**
Total Portfolio Loans	**$7,183,969**	**100.0%**	**$6,999,990**	**100.0%**	**$7,225,859**	**100.0%**	**$7,137,152**	**100.0%**	**$5,946,648**	**100.0%**

The loan portfolio represents the most significant source of interest income for us. The risk that borrowers will be unable to pay such obligations is inherent in the loan portfolio. Other conditions such as downturns in the borrower's industry or the overall economic climate can significantly impact the borrower's ability to pay.

We maintain a General Lending Policy to control the quality of our loan portfolio. The policy delegates the authority to extend loans under specific guidelines and underwriting standards. The General Lending Policy is formulated by management and reviewed and ratified annually by the Board of Directors.

We attempt to limit our exposure to credit risk by diversifying our loan portfolio by segment, geography, collateral and industry and actively managing concentrations. When concentrations exist in certain segments, we assess the credit risk within those segments to determine if additional reserve is needed in the qualitative portion of the ACL. Total commercial loans

Form 10-K

represented 73.0 percent of total portfolio loans at December 31, 2022 compared to 77.2 percent at December 31, 2021. Within our commercial portfolio, the CRE and commercial construction portfolios combined comprised $3.5 billion, or 67.2 percent, of total commercial loans and 49.1 percent of total portfolio loans at December 31, 2022 compared to $3.7 billion, or 68.0 percent, of total commercial loans and 52.5 percent of total portfolio loans at December 31, 2021.

We lend primarily in Pennsylvania and the contiguous states of Ohio, New York, West Virginia and Maryland. The majority of our commercial and consumer loans are made to businesses and individuals in these states resulting in a geographic concentration. We believe our knowledge of these markets outweighs the geographic concentration risk. Our operating knowledge at the local and regional level is derived from our front-line connection to the customer and our understanding of their businesses. We also have a portfolio management group that utilizes multiple data sources including customer information, publicly available data and subscription service data to assess risk on an on-going basis and strong overall risk management practices which help us understand and evaluate concentration risk. Our CRE and commercial construction portfolios have exposure outside this geography of 5.8 percent of the combined portfolios and 2.9 percent of total portfolio loans at December 31, 2022. This compares to 5.7 percent of the combined portfolios and 3.0 percent of total portfolio loans at December 31, 2021.

Total portfolio loans increased $184.0 million, or 2.6 percent, to $7.2 billion at December 31, 2022 compared to $7.0 billion at December 31, 2021. Commercial and industrial loans, or C&I, included $4.0 million of loans originated under the PPP at December 31, 2022 compared to $88.3 million at December 31, 2021. On March 27, 2020, the CARES Act was signed into law. The CARES Act included the PPP, a program designed to aid small and medium sized businesses through federally guaranteed loans distributed through banks.

As of December 31, 2022, 72 percent of our total loans were variable rate loans and 28 percent were fixed rate loans. Commercial loans, including CRE, C&I and commercial construction, comprised 73.0 percent of total portfolio loans at December 31, 2022 and 77.2 percent at December 31, 2021. The decrease of $160.1 million in commercial loans related to a decrease of $108.5 million in CRE, $41.6 million in commercial construction loans and $10.0 million in C&I, which included a decrease of $84.3 million of loans from the PPP compared to December 31, 2021. Excluding the PPP loans, portfolio loans increased $268.3 million compared to December 31, 2021. Our loan demand was influenced by the downturn of the macroeconomic environment during 2022, but we did see loan growth in the second half of 2022.

Consumer loans represent 27.0 percent of our total portfolio loans at December 31, 2022 and 22.8 percent at December 31, 2021. Consumer loans increased $344.0 million compared to December 31, 2021 primarily due to an increase of $216.6 million in the residential real estate portfolio, $87.8 million in the home equity portfolio and $39.6 million in installment and other consumer loans. Portfolio consumer real estate loans increased in 2022 due to a shift from mortgage loans sold to loans held in the portfolio due to increased jumbo loans and the pricing of loans in the secondary market compared to December 31, 2021. The consumer loan portfolio increase was offset by decreases in commercial loans.

Residential mortgage lending continues to be a focus for us. The loan to value, or LTV, policy guideline is 80 percent for residential first lien mortgages. Higher LTV loans may be approved within unique program guidelines and the appropriate private mortgage insurance coverage. We originate traditional fixed rate mortgage loans and adjustable rate or balloon mortgages with a maximum amortization term of 30 years. We may originate home equity loans with a lien position that is second to unrelated third-party lenders, but normally only to the extent that the combined LTV considering both the first and second liens does not exceed 100 percent of the fair value of the property. Combo mortgage loans consisting of a residential first mortgage and a home equity second mortgage are also available.

We originate and sell loans into the secondary market, primarily to Fannie Mae. We sell these loans in order to mitigate interest-rate risk associated with holding lower rate, long-term residential mortgages in the loan portfolio and to generate fee revenue from sales and servicing of the loans. We sold $28.6 million of 1-4 family mortgages in 2022 and $288.3 million in 2021 to Fannie Mae. The volume of loans sold to Fannie Mae decreased due to a shift from mortgage loans sold to loans held in the portfolio due to increased jumbo loans and the pricing of loans in the secondary market compared to December 31, 2021. Our servicing portfolio of mortgage loans that we had originated and sold into the secondary market was $772.9 million at December 31, 2022 compared to $841.7 million at December 31, 2021. We also offer a variety of unsecured and secured consumer loan products.

Form 10-K

The following table presents the maturity of commercial and consumer loans outstanding as of December 31, 2022:

	Maturity				
(dollars in thousands)	Within One Year	After One But Within Five Years	After Five Years through 15 years	After 15 years	Total
Fixed interest rates	$ 234,730	$ 605,087	$ 334,741	$ 9,683	$ 1,184,241
Variable interest rates	708,630	2,012,170	1,259,292	82,201	4,062,293
Total Commercial Loans	**$ 943,360**	**$ 2,617,257**	**$ 1,594,033**	**$ 91,884**	**$ 5,246,534**
Fixed interest rates	$ 63,212	$ 200,031	$ 389,268	$ 160,631	$ 813,142
Variable interest rates	41,215	169,736	510,926	402,416	1,124,293
Total Consumer Loans	**$ 104,427**	**$ 369,767**	**$ 900,194**	**$ 563,047**	**$ 1,937,435**
Total Portfolio Loans	**$ 1,047,787**	**$ 2,987,024**	**$ 2,494,227**	**$ 654,931**	**$ 7,183,969**

Off Balance Sheet Arrangements

In the normal course of business, we offer off-balance sheet credit arrangements to enable our customers to meet their financing objectives. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements. Our exposure to credit loss, in the event the customer does not satisfy the terms of the agreement, equals the contractual amount of the obligation less the value of any collateral. We apply the same credit policies in making commitments and standby letters of credit that are used for the underwriting of loans to customers. Commitments generally have fixed expiration dates, annual renewals or other termination clauses and may require payment of a fee. Because many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The following table sets forth our commitments and letters of credit as of the dates presented:

	December 31,	
(dollars in thousands)	2022	2021
Commitments to extend credit	$ 2,713,586	$ 2,583,957
Standby letters of credit	64,356	87,335
Total	**$ 2,777,942**	**$ 2,671,292**

See Note 18 Commitments and Contingencies in Part II, Item 8. Financial Statements and Supplementary Data of this Report for details on allowance for credit losses on unfunded commitments.

Credit Quality

On a quarterly basis, a criticized asset meeting is held to monitor all special mention and substandard loans greater than $1.5 million and all business banking special mention and substandard loans greater than $0.5 million to establish action plans for these loans. These loans typically represent the highest risk of loss to us. We monitor these loans through regular contact with the borrower, review of current financial information and other documentation, review of all loan or potential loan restructures or modifications and the regular re-evaluation of assets held as collateral.

Additional credit risk management practices include periodic review, at least annually, and updates of our lending policies and procedures to support sound underwriting practices and portfolio management through portfolio stress testing. We have a portfolio monitoring process in place that includes an annual review of all commercial relationships greater than $1.5 million. Business banking relationships less than $1.5 million are monitored through portfolio management software that identifies credit risk indicators. Our Credit Risk Review process serves to independently monitor credit quality and assess the effectiveness of credit risk management practices to provide oversight of all corporate lending activities. The Credit Risk Review function has the primary responsibility for assessing commercial credit administration and credit decision functions of consumer and mortgage underwriting, as well as providing input to the loan risk rating process.

Nonperforming assets, or NPAs, consist of nonaccrual loans, nonaccrual TDRs and OREO. The following represents NPAs as of December 31:

(dollars in thousands)	2022	2021
Nonaccrual Loans		
Commercial real estate	$ 7,323	$ 30,924
Commercial and industrial	1,887	3,575
Commercial construction	384	384
Consumer real estate	6,295	9,476
Other consumer	269	158
Total Nonaccrual Loans	**16,158**	**44,517**
Nonaccrual Troubled Debt Restructurings		
Commercial real estate	—	1,968
Commercial and industrial	1,087	16,235
Commercial construction	—	2,087
Consumer real estate	1,798	1,484
Other consumer	9	—
Total Nonaccrual Troubled Debt Restructurings	**2,894**	**21,774**
Total Nonaccrual Loans	**19,052**	**66,291**
OREO	3,065	13,313
Total Nonperforming Assets	**$ 22,117**	**$ 79,604**
Nonaccrual loans as a percent of total loans	0.27 %	0.95 %
Nonperforming assets as a percent of total loans plus OREO	0.31 %	1.13 %

Our policy is to place loans in all categories in nonaccrual status when collection of interest or principal is doubtful, or generally when interest or principal payments are 90 days or more past due.

Nonperforming assets decreased $57.5 million, or 72.2 percent, resulting in a nonperforming assets to total loans plus OREO ratio of 0.31% at December 31, 2022 compared to 1.13% at December 31, 2021. Nonaccrual loans decreased $47.2 million, or 71.3 percent, to $19.1 million at December 31, 2022 compared to $66.3 million at December 31, 2021. The significant decrease in nonaccrual loans during 2022 primarily related to minimal inflow of new nonaccrual loans and the payoff of two C&I relationships totaling $14.1 million, two CRE relationships totaling $9.2 million and the return to performing status of hotel loans totaling $9.1 million. The significant decrease in OREO related to the sale of two properties during 2022.

TDRs decreased $19.9 million to $11.8 million at December 31, 2022 compared to $31.7 million at December 31, 2021. Total TDRs of $11.8 million at December 31, 2022 included $8.9 million, or 75.4 percent, that were accrual and $2.9 million, or 24.6 percent, that were nonaccrual. This is a decrease from December 31, 2021 when we had $31.7 million in TDRs, including $9.9 million, or 31.2 percent, that were accrual and $21.8 million, or 68.8 percent, that were nonaccrual. The decrease in nonaccrual TDRs during 2022 primarily related to the payoff of two C&I relationships totaling $14.1 million.

Loan modifications resulting in new TDRs during 2022 included 27 modifications for $2.2 million compared to 40 modifications for $17.6 million in 2021. Included in the 2022 new TDRs were 23 loans totaling $1.4 million related to consumer bankruptcy filings that were not reaffirmed, thus resulting in discharged debt, which compares to 25 loans totaling $1.1 million in 2021.

The following represents delinquency as of December 31:

(dollars in thousands)	2022		2021	
	Amount	% of Loans	Amount	% of Loans
90 days or more:				
Commercial real estate	$ 7,323	0.23 %	$ 32,892	1.02 %
Commercial and industrial	2,974	0.17 %	19,810	1.15 %
Commercial construction	384	0.10 %	2,471	0.56 %
Consumer real estate	8,094	0.45 %	10,960	0.74 %
Other consumer	277	0.22 %	158	0.15 %
Total Loans	**$ 19,052**	**0.27 %**	**$ 66,291**	**0.95 %**
30 to 89 days:				
Commercial real estate	$ 8,772	0.28 %	$ —	— %
Commercial and industrial	5,076	0.30 %	1,711	0.10 %
Commercial construction	—	— %	502	0.11 %
Consumer real estate	6,268	0.35 %	3,287	0.22 %
Other consumer	225	0.18 %	256	0.24 %
Loans held for sale	—	— %	—	— %
Total Loans	**$ 20,341**	**0.28 %**	**$ 5,756**	**0.08 %**

Closed-end installment loans, amortizing loans secured by real estate and any other loans with payments scheduled monthly are reported past due when the borrower is in arrears two or more monthly payments. Other multi-payment obligations with payments scheduled other than monthly are reported past due when one scheduled payment is due and unpaid for 30 days or more. We monitor delinquency on a monthly basis, including early-stage delinquencies of 30 to 89 days past due for early identification of potential problem loans. Loans past due 90 days or more decreased $47.2 million compared to December 31, 2021 and represented 0.27 percent of total loans at December 31, 2022. The change in loans past due 90 days or more is explained above in nonperforming assets discussion under Credit Quality. Loans past due by 30 to 89 days increased $14.6 million and represented 0.28 percent of total loans at December 31, 2022.

Allowance for Credit Losses

We maintain an ACL at a level determined to be adequate to absorb estimated expected credit losses within the loan portfolio over the contractual life of a loan that considers our historical loss experience, current conditions and forecasts of future economic conditions as of the balance sheet date. We develop and document a systematic ACL methodology based on the following portfolio segments: 1) CRE, 2) C&I, 3) Commercial Construction, 4) Business Banking, 5) Consumer Real Estate and 6) Other Consumer.

Our charge-off policy for commercial loans requires that loans and other obligations that are not collectible be promptly charged-off when the loss is confirmed, regardless of the delinquency status of the loan. We may elect to recognize a partial charge-off when management has determined that the value of collateral is less than the remaining investment in the loan. A loan or obligation does not need to be charged-off, regardless of delinquency status, if (i) management has determined there exists sufficient collateral to protect the remaining loan balance and (ii) there exists a strategy to liquidate the collateral. Management may also consider a number of other factors to determine when a charge-off is appropriate. These factors may include, but are not limited to:

- The status of a bankruptcy proceeding;
- The value of collateral and probability of successful liquidation; and/or
- The status of adverse proceedings or litigation that may result in collection.

Consumer unsecured loans and secured loans are evaluated for charge-off after the loan becomes 90 days past due. Unsecured loans are fully charged off and secured loans are charged down to the estimated fair value of the collateral less the cost to sell.

The following table presents activity in the ACL for each of the three years presented below:

		Years Ended December 31,				
(dollars in thousands)		**2022**		**2021**		**2020**
ACL Balance at Beginning of Year:	$	98,576	$	117,612	$	62,224
Charge-offs:						
Commercial real estate		(1,820)		(13,493)		(27,512)
Commercial and industrial		(7,801)		(22,305)		(75,408)
Commercial construction		—		(55)		(454)
Consumer real estate		(621)		(719)		(1,101)
Other consumer		(1,375)		(952)		(1,890)
Total		**(11,617)**		**(37,524)**		**(106,365)**
Recoveries:						
Commercial real estate		1,052		1,196		348
Commercial and industrial		7,366		822		1,733
Commercial construction		1		14		183
Consumer real estate		203		310		233
Other consumer		400		652		489
Total		**9,022**		**2,994**		**2,986**
Net Charge-offs		**(2,595)**		**(34,530)**		**(103,379)**
Impact of CECL adoption		—		—		27,346
Provision for credit losses		5,359		15,494		131,421
ACL Balance at End of Year:	$	**101,340**	$	**98,576**	$	**117,612**

[1]*Represents ALL for year presented*

Net loan charge-offs for 2022 were $2.6 million, or 0.04 percent of average loans, compared to $34.5 million, or 0.49 percent of average loans for 2021. The most significant charge-off during 2022 was to a C&I relationship in the amount of $5.5 million. Offsetting loan charge-offs during 2022 were $6.6 million of loan recoveries related to two C&I relationships.

The following table summarizes net charge-offs as a percentage of average loans for the years presented:

	2022	**2021**	**2020**
Commercial real estate	0.02 %	0.38 %	0.81 %
Commercial and industrial	0.03 %	1.17 %	3.65 %
Commercial construction	— %	0.01 %	0.06 %
Consumer real estate	0.03 %	0.03 %	0.06 %
Other consumer	0.81 %	0.33 %	1.75 %
Net charge-offs to average loans outstanding	0.04 %	0.49 %	1.40 %
Allowance for credit losses as a percentage of total portfolio loans	1.41 %	1.41 %	1.63 %
Allowance for credit losses as a percentage of total portfolio loans excluding PPP	1.41 %	1.43 %	1.74 %
Allowance for credit losses to total nonaccrual loans	532 %	149 %	80 %
Provision for credit losses as a percentage of net loan charge-offs	207 %	45 %	127 %

Form 10-K

The following is the ACL balance by portfolio segment as of December 31:

(dollars in thousands)	2022 Amount	% of Total	2021 Amount	% of Total
Commercial real estate	$ 41,428	40.9 %	$ 50,700	51.4 %
Commercial and industrial	25,710	25.4 %	19,727	20.0 %
Commercial construction	6,264	6.2 %	5,355	5.4 %
Business banking	12,547	12.4 %	11,338	11.5 %
Consumer real estate	12,105	11.9 %	8,733	8.9 %
Other consumer	3,286	3.2 %	2,723	2.8 %
Total	**$ 101,340**	**100.0 %**	**$ 98,576**	**100.0 %**

Significant to our ACL is a higher concentration of commercial loans. The ability of borrowers to repay commercial loans is dependent upon the success of their business and general economic conditions. Due to the greater potential for loss within our commercial portfolio, we monitor the commercial loan portfolio through an internal risk rating system. Loan risk ratings are assigned based upon the creditworthiness of the borrower and are reviewed on an ongoing basis according to our internal policies. Loans rated special mention or substandard have potential or well-defined weaknesses not generally found in high quality, performing loans, and require attention from management to limit loss.

The ACL was $101.3 million, or 1.41 percent of total portfolio loans, at December 31, 2022, compared to $98.6 million, or 1.41 percent of total portfolio loans, at December 31, 2021. The increase in the ACL of $2.8 million was due to a shift between the qualitative and quantitative reserves as well as loan growth. Our total qualitative reserve increased $9.3 million primarily related to a $4.0 million increase in our forecast due to concern with the overall outlook of the economy and a $5.3 million increase in other qualitative factors. Our quantitative reserve decreased $4.8 million primarily due to significant improvement in our CRE hotel portfolio, which was partially offset by deterioration in the C&I portfolio primarily related to a large relationship downgraded to substandard during the year. Specific reserves on loans individually assessed decreased $1.7 million from prior year due to the resolution of a C&I relationship through a note sale.

Federal Home Loan Bank and Other Restricted Stock

At December 31, 2022 and 2021, we held FHLB of Pittsburgh stock of $22.0 million and $8.5 million. This investment is carried at cost and evaluated for impairment based on the ultimate recoverability of the par value. We hold FHLB stock because we are a member of the FHLB of Pittsburgh. The FHLB requires members to purchase and hold a specified level of FHLB stock based upon on the members' asset values, level of borrowings and participation in other programs offered. Stock in the FHLB is non-marketable and is redeemable at the discretion of the FHLB. Members do not purchase stock in the FHLB for the same reasons that traditional equity investors acquire stock in an investor-owned enterprise. Rather, members purchase stock to obtain access to the products and services offered by the FHLB. Unlike equity securities of traditional for-profit enterprises, the stock of the FHLB does not provide its holders with an opportunity for capital appreciation because, by regulation, FHLB stock can only be purchased, redeemed and transferred at par value. We reviewed and evaluated the FHLB capital stock for impairment at December 31, 2022. The FHLB exceeds all required capital ratios. Additionally, we considered that the FHLB has been paying dividends and actively redeeming stock throughout 2022 and 2021. Accordingly, we believe sufficient evidence exists to conclude that no impairment existed at December 31, 2022.

Form 10-K

Deposits

The following table presents the composition of deposits at December 31:

(dollars in thousands)	2022	2021	$ Change
Customer deposits			
Noninterest-bearing demand	$ 2,588,692	$ 2,748,586	$ (159,894)
Interest-bearing demand	846,653	979,133	(132,480)
Money market	1,731,521	2,070,579	(339,058)
Savings	1,118,511	1,110,155	8,356
Certificates of deposit	934,593	1,083,071	(148,478)
Total customer deposits	7,219,970	7,991,524	(771,554)
Brokered deposits			
Certificates of deposit	—	5,000	(5,000)
Total brokered deposits	—	5,000	(5,000)
Total Deposits	$ 7,219,970	$ 7,996,524	$ (776,554)

Deposits are our primary source of funds. Our deposit base increased substantially through the pandemic related to PPP and stimulus programs, but we have experienced a decrease in deposits during 2022 related to the competitive market driven by rising interest rates. Total deposits decreased $776.6 million, or 10 percent, at December 31, 2022 compared to December 31, 2021. Total customer deposits decreased $771.6 million from December 31, 2021. Total brokered deposits decreased $5.0 million from December 31, 2021 due to a reduced need for this type of funding. Brokered deposits are an additional source of funds utilized by ALCO as a way to diversify funding sources, as well as manage our funding costs and structure.

The daily average balance of deposits and rates paid on deposits are summarized in the following table for the years ended December 31:

(dollars in thousands)	2022		2021		2020	
	Amount	Rate	Amount	Rate	Amount	Rate
Noninterest-bearing demand	$ 2,705,210	—	$ 2,594,152	—	$ 2,072,310	—
Interest-bearing demand	918,222	0.11 %	956,211	0.08 %	844,331	0.19 %
Money market	1,909,209	0.63 %	2,026,083	0.18 %	1,960,741	0.57 %
Savings	1,121,818	0.10 %	1,047,855	0.03 %	899,717	0.11 %
Certificates of deposit	991,396	0.58 %	1,246,499	0.46 %	1,482,127	1.34 %
Brokered deposits	2,323	2.10 %	16,419	1.15 %	232,384	1.02 %
Total	$ 7,648,178	0.26 %	$ 7,887,218	0.14 %	$ 7,491,610	0.48 %

CDs of $250,000 and over accounted for 3.0 percent of total deposits at December 31, 2022 and December 31, 2021 and primarily represent deposit relationships with local customers in our market area.

Maturities of CDs of $250,000 or more outstanding at December 31, 2022 are summarized as follows:

(dollars in thousands)	2022
Three months or less	$ 128,395
Over three through six months	31,922
Over six through twelve months	46,907
Over twelve months	11,995
Total	$ 219,219

Borrowings

The following table represents the composition of borrowings for the years ended December 31:

(dollars in thousands)	2022	2021	$ Change
Securities sold under repurchase agreements, retail	$ —	$ 84,491	$ (84,491)
Short-term borrowings	370,000	—	370,000
Long-term borrowings	14,741	22,430	(7,689)
Junior subordinated debt securities	54,453	54,393	60
Total Borrowings	$ 439,194	$ 161,314	$ 277,880

Borrowings are an additional source of funding for us. Total borrowings increased $277.9 million compared to December 31, 2021 due to a decrease in funding from lower deposit levels. Short-term borrowings increased $370.0 million offset by the discontinuation of the customer repurchase agreement product and the maturity of a $7.0 million long-term borrowing compared to December 31, 2021.

Information pertaining to short-term borrowings is summarized in the tables below:

	Securities Sold Under Repurchase Agreements		
(dollars in thousands)	2022	2021	2020
Balance at December 31	$ —	$ 84,491	$ 65,163
Average balance during the year	$ 35,836	$ 69,964	$ 57,673
Average interest rate during the year	0.10 %	0.11 %	0.29 %
Maximum month-end balance during the year	$ 89,366	$ 84,491	$ 92,159
Average interest rate at December 31	— %	0.10 %	0.25 %

	Short-Term Borrowings		
(dollars in thousands)	2022	2021	2020
Balance at December 31	$ 370,000	$ —	$ 75,000
Average balance during the year	$ 40,013	$ 6,301	$ 155,753
Average interest rate during the year	4.15 %	0.19 %	0.92 %
Maximum month-end balance during the year	$ 370,000	$ 25,000	$ 40,240
Average interest rate at December 31	4.49 %	— %	0.19 %

Information pertaining to long-term borrowings is summarized in the tables below:

	Long-Term Borrowings		
(dollars in thousands)	2022	2021	2020
Balance at December 31	$ 14,741	$ 22,430	$ 23,681
Average balance during the year	$ 19,090	$ 22,995	$ 47,953
Average interest rate during the year	2.15 %	1.99 %	2.50 %
Maximum month-end balance during the year	$ 22,344	$ 23,549	$ 50,635
Average interest rate at December 31	2.61 %	1.94 %	2.03 %

	Junior Subordinated Debt Securities		
(dollars in thousands)	2022	2021	2020
Balance at December 31	$ 54,453	$ 54,393	$ 64,083
Average balance during the year	$ 54,421	$ 61,653	$ 64,092
Average interest rate during the year	4.40 %	2.99 %	3.57 %
Maximum month-end balance during the year	$ 54,453	$ 64,128	$ 64,848
Average interest rate at December 31	7.09 %	2.69 %	3.01 %

We have completed three private placements of trust preferred securities to financial institutions. As a result, we own 100 percent of the common equity of STBA Capital Trust I, DNB Capital Trust I, and DNB Capital Trust II, or the Trusts. The Trusts were formed to issue mandatorily redeemable capital securities to third-party investors. The proceeds from the sale of the securities and the issuance of the common equity by the Trusts were invested in junior subordinated debt securities issued by us. The third-party investors are considered the primary beneficiaries of the Trusts; therefore, the Trusts qualify as variable interest entities, but are not consolidated into our financial statements. The Trusts pays dividends on the securities at the same rate as the interest paid by us on the junior subordinated debt held by the Trusts. DNB Capital Trust I and DNB Capital Trust II were acquired with the DNB Merger. Refer to Note 16 Short-Term Borrowings and Note 17 Long-Term Borrowings and Subordinated Debt to the consolidated financial statements included in Part II, Item 8. Financial Statements and Supplementary Data, of this Report, for more details.

S&T BANCORP, INC. AND SUBSIDIARIES
Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Wealth Management Assets

As of December 31, 2022, the fair value of the S&T Bank Wealth Management assets under administration, which are not accounted for as part of our assets, decreased to $2.2 billion from $2.3 billion as of December 31, 2021. Assets under administration consisted of $1.0 billion in S&T Trust, $0.8 billion in S&T Financial Services and $0.4 billion in Stewart Capital Advisors.

Liquidity and Capital Resources

Liquidity

Liquidity is defined as a financial institution's ability to meet its cash and collateral obligations at a reasonable cost. Our primary future cash needs are centered on the ability to (i) satisfy the financial needs of depositors who may want to withdraw funds or of borrowers needing to access funds to meet their credit needs and (ii) to meet our future cash commitments under contractual obligations with third parties. In order to manage liquidity risk, our Board of Directors has delegated authority to ALCO for the formulation, implementation and oversight of liquidity risk management for S&T. The ALCO's goal is to maintain adequate levels of liquidity at a reasonable cost to meet funding needs in both a normal operating environment and for potential liquidity stress events. The ALCO monitors and manages liquidity through various ratios, reviewing cash flow projections, performing stress tests and having a detailed contingency funding plan. The ALCO policy guidelines define graduated risk tolerance levels. If our liquidity position moves to a level that has been defined as high risk, specific actions are required, such as increased monitoring or the development of an action plan to reduce the risk position.

Our primary funding and liquidity source is a stable customer deposit base. We believe S&T has the ability to retain existing and attract new deposits, mitigating any funding dependency on other more volatile sources. Refer to the Deposits section of this MD&A for additional discussion on deposits. Although deposits are the primary source of funds, we have identified various other funding sources that can be used as part of our normal funding program when either a structure or cost efficiency has been identified. Additional funding sources accessible to S&T include borrowing availability at the Federal Home Loan Bank, or FHLB, of Pittsburgh, federal funds lines with other financial institutions, the brokered deposit market and borrowing availability through the Federal Reserve Borrower-In-Custody program. We believe that these funding sources will provide adequate resources to fund our short-term and long-term operating and financing needs. In addition, our ability to access capital markets provides additional sources of funding with respect to strategic investing opportunities. Our access to and the availability of funds in the future will be affected by many factors, including, but not limited to our financial condition and prospects, our credit rating, the liquidity of the overall capital markets and the current state of the economy.

The following table summarizes our material contractual obligations as of December 31, 2022:

	Payments Due In				
(dollars in thousands)	2023	2024-2025	2026-2027	Later Years	Total
Certificates of deposit[(1)]	733,285	161,343	38,711	1,254	934,593
Short-term borrowings[(1)]	370,000	—	—	—	370,000
Long-term borrowings[(1)]	464	13,461	180	636	14,741
Junior subordinated debt securities[(1)]	—	—	—	54,453	54,453
Operating and finance leases	5,053	9,984	9,587	60,837	85,461
Purchase obligations	32,555	62,656	53,190	—	148,401

[(1)]Excludes interest

An important component of our ability to effectively respond to potential liquidity stress events is maintaining a cushion of highly liquid assets. Highly liquid assets are those that can be converted to cash quickly, with little or no loss in value, to meet financial obligations. ALCO policy guidelines define a ratio of highly liquid assets to total assets by graduated risk tolerance levels of minimal, moderate and high. At December 31, 2022, S&T Bank had $870.0 million in highly liquid assets, which consisted of $137.6 million in interest-bearing deposits with banks and $732.4 million in unpledged securities. This resulted in a highly liquid assets to total assets ratio of 9.6 percent at December 31, 2022. Highly liquid assets have declined by $431.0 million when comparing December 31, 2022 to December 31, 2021. The majority of the decrease in liquid assets is attributed to decreases in cash balances which are primarily a result of decreased deposits. At December 31, 2022, we had remaining borrowing availability of $2.4 billion with the FHLB of Pittsburgh. Refer to Note 16 Short-Term Borrowings and Note 17 Long-Term Borrowings and Subordinated Debt to the consolidated financial statements included in Part II, Item 8. Financial Statements and Supplementary Data, and the Borrowings section of this MD&A, for more details.

Capital Resources

Shareholders' equity decreased $21.8 million, or 1.8 percent, to $1.2 billion at December 31, 2022 compared to $1.2 billion at December 31, 2021. The decrease was primarily due to a $105.0 million decrease in other comprehensive income and dividends of $47.0 million, partially offset by net income of $135.5 million. The decrease in other comprehensive income was primarily due to a $87.9 million increase in unrealized losses on our available-for-sale securities, net of tax and an increase of $16.8 million in unrealized losses on our interest rate swaps.

We continue to maintain our capital position with a leverage ratio of 11.06 percent as compared to the regulatory guideline of 5.00 percent to be well-capitalized and a risk-based Common Equity Tier 1 ratio of 12.81 percent compared to the regulatory guideline of 6.50 percent to be well-capitalized. Our risk-based Tier 1 and Total capital ratios were 13.21 percent and 14.73 percent, which places us above the federal bank regulatory agencies' well-capitalized guidelines of 8.00 percent and 10.00 percent, respectively. Our ratios are also above the required minimum ratios after the capital conservation buffer, discussed further below, of common equity tier 1 risk-based capital ratio greater than 7.00 percent, tier 1 risk-based capital ratio greater than 8.50 percent and a total risk-based capital ratio greater than 10.50 percent. We believe that we have the ability to raise additional capital, if necessary.

On March 27, 2020, the regulators issued interim final rule, or IFR, "Regulatory Capital Rule: Revised Transition of the Current Expected Credit Losses Methodology for Allowances" in response to the disrupted economic activity from the spread of COVID-19. The IFR provides financial institutions that adopt CECL during 2020 with the option to delay for two years the estimated impact of CECL on regulatory capital, followed by a three-year transition period to phase out the aggregate amount of the capital benefit provided by the initial two-year delay ("five year transition"). We adopted CECL effective January 1, 2020 and elected to implement the five year transition.

In July 2013 the federal banking agencies issued a final rule to implement Basel III and the minimum leverage and risk-based capital requirements of the Dodd-Frank Act. The rule requires a banking organization to maintain a capital conservation buffer composed of common equity tier 1 capital in an amount greater than 2.50 percent of total risk-weighted assets. Banking organizations must maintain a common equity tier 1 risk-based capital ratio greater than 7.00 percent, a tier 1 risk-based capital ratio greater than 8.50 percent and a total risk-based capital ratio greater than 10.50 percent; otherwise, it will be subject to restrictions on capital distributions and discretionary bonus payments. The minimum capital requirements plus the capital conservation buffer exceeds the regulatory capital ratios required for an insured depository institution to be well-capitalized under the FDIC's prompt corrective action framework.

Federal regulators periodically propose amendments to the regulatory capital rules and the related regulatory framework and consider changes to the capital standards that could significantly increase the amount of capital needed to meet applicable standards. The timing of adoption, ultimate form and effect of any such proposed amendments cannot be predicted.

We have filed a shelf registration statement on Form S-3 under the Securities Act of 1933 as amended, with the SEC, which allows for the issuance of a variety of securities including debt and capital securities, preferred and common stock and warrants. We may use the proceeds from the sale of securities for general corporate purposes, which could include investments at the holding company level, investing in, or extending credit to subsidiaries, possible acquisitions and stock repurchases. As of December 31, 2022, we had not issued any securities pursuant to the shelf registration statement.

Inflation

Management is aware of the significant effect inflation has on interest rates and can have on financial performance and is closely monitoring the increased inflation rates being experienced in the economy. Our ability to cope with this is best determined by analyzing our capability to respond to changing interest rates and our ability to manage noninterest income and expense. We monitor the mix of interest-rate sensitive assets and liabilities through ALCO in order to reduce the impact of inflation on net interest income. We also control the effects of inflation by reviewing the prices of our products and services, by introducing new products and services and by controlling overhead expenses.

Form 10-K

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is defined as the degree to which changes in interest rates, foreign exchange rates, commodity prices or equity prices can adversely affect a financial institution's earnings or capital. For most financial institutions, including S&T, market risk primarily reflects exposures to changes in interest rates. Interest rate fluctuations affect earnings by changing net interest income and other interest-sensitive income and expense levels. Interest rate changes also affect capital by changing the net present value of a bank's future cash flows, and the cash flows themselves, as rates change. Accepting this risk is a normal part of banking and can be an important source of profitability and enhancing shareholder value. However, excessive interest rate risk can threaten a bank's earnings, capital, liquidity and solvency. Our sensitivity to changes in interest rate movements is continually monitored by the ALCO. The ALCO monitors and manages market risk through rate shock analyses, economic value of equity, or EVE, analyses and by performing stress tests and simulations to mitigate earnings and market value fluctuations due to changes in interest rates.

Rate shock analyses results are compared to a base case to provide an estimate of the impact that market rate changes may have on 12 and 24 months of pretax net interest income. The base case and rate shock analyses are performed on a static balance sheet. A static balance sheet is a no growth balance sheet in which all maturing and/or repricing cash flows are reinvested in the same product at the existing product spread. Rate shock analyses assume an immediate parallel shift in market interest rates and include management assumptions regarding the impact of interest rate changes on non-maturity deposit products (noninterest-bearing demand, interest-bearing demand, money market and savings) and changes in the prepayment behavior of loans and securities with optionality. S&T policy guidelines limit the change in pretax net interest income over 12- and 24-month horizons using rate shocks in increments of +/- 100 basis points. Policy guidelines define the percentage change in pretax net interest income by graduated risk tolerance levels of minimal, moderate, and high.

In order to monitor interest rate risk beyond the 24-month time horizon of rate shocks on pretax net interest income, we also perform EVE analyses. EVE represents the present value of all asset cash flows minus the present value of all liability cash flows. EVE change results are compared to a base case to determine the impact that market rate changes may have on our EVE. As with rate shock analyses on pretax net interest income, EVE analyses incorporate management assumptions regarding prepayment behavior of fixed rate loans and securities with optionality and the behavior and value of non-maturity deposit products. S&T policy guidelines limit the change in EVE using rate shocks in increments of +/- 100 basis points. Policy guidelines define the percent change in EVE by graduated risk tolerance levels of minimal, moderate, and high.

The table below reflects the rate shock analyses results for the 1 to 12 and 13 to 24 month periods of pretax net interest income and EVE.

	December 31, 2022			December 31, 2021		
	1 - 12 Months	13 - 24 Months		1 - 12 Months	13 - 24 Months	
Change in Interest Rate (basis points)	% Change in Pretax Net Interest Income	% Change in Pretax Net Interest Income	% Change in EVE	% Change in Pretax Net Interest Income	% Change in Pretax Net Interest Income	% Change in EVE
400	14.6	22.0	(13.2)	30.4	40.3	18.4
300	11.0	16.6	(8.5)	22.5	30.0	19.9
200	7.4	11.2	(4.6)	14.9	20.2	18.4
100	3.7	5.7	(1.5)	7.0	9.9	11.9
(100)	(6.1)	(8.8)	(2.6)	(4.6)	(8.4)	(26.3)
(200)	(10.2)	(14.8)	(7.7)	—	—	—
(300)	(14.1)	(21.0)	(17.0)	—	—	—
(400)	(21.1)	(30.1)	(32.7)	—	—	—

The results from the rate shock analyses on net interest income are consistent with having an asset sensitive balance sheet. Having an asset sensitive balance sheet means more assets than liabilities will reprice during the measured time frames. The implications of an asset sensitive balance sheet will differ depending upon the change in market interest rates. For example, with an asset sensitive balance sheet in a declining interest rate environment, more assets than liabilities will decrease in rate. This situation could result in a decrease in net interest income and operating income. Conversely, with an asset sensitive balance sheet in a rising interest rate environment, more assets than liabilities will increase in rate. This situation could result in an increase in net interest income and operating income.

S&T BANCORP, INC. AND SUBSIDIARIES
Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our rate shock analyses show less improvement in the percentage change in pretax net interest income in the rates up scenarios when comparing December 31, 2022 to December 31, 2021 because we have less excess cash and $500 million of received-fixed interest rate swaps were executed throughout 2022. The percentage change in pretax net interest income in the rates down scenario shows a decline when comparing December 31, 2022 to December 31, 2021 because the higher rate environment has increased our asset yields more than our liability costs. A decline in interest rates would result in less interest income with limited interest expense reduction. Our EVE analyses show a decline in the percentage change in EVE in the rates up scenarios and an improvement in the rates down scenario when comparing December 31, 2022 to December 31, 2021 due to the impact of interest rates on the value of nonmaturity deposits.

In addition to rate shocks and EVE analyses, we perform a market risk stress test at least annually. The market risk stress test includes sensitivity analyses and simulations. Sensitivity analyses are performed to help us identify which model assumptions cause the greatest impact on pretax net interest income. Sensitivity analyses may include changing prepayment behavior of loans and securities with optionality and the impact of interest rate changes on non-maturity deposit products. Simulation analyses may include the potential impact of rate changes other than the policy guidelines, yield curve shape changes, significant balance mix changes, and various growth scenarios.

Form 10-K

S&T BANCORP, INC. AND SUBSIDIARIES
Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Consolidated Financial Statements

Form 10-K

S&T BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)	December 31, 2022	December 31, 2021
ASSETS		
Cash and due from banks, including interest-bearing deposits of $138,149 and $857,192 at December 31, 2022 and December 31, 2021	$ 210,009	$ 922,215
Securities, at fair value	1,002,778	910,793
Loans held for sale	16	1,522
Portfolio loans, net of unearned income	7,183,969	6,999,990
Allowance for credit losses	(101,340)	(98,576)
Portfolio loans, net	7,082,629	6,901,414
Bank owned life insurance	85,185	83,685
Premises and equipment, net	49,285	52,632
Federal Home Loan Bank and other restricted stock, at cost	23,035	9,519
Goodwill	373,424	373,424
Other intangible assets, net	5,378	6,895
Other assets	278,828	226,430
Total Assets	**$ 9,110,567**	**$ 9,488,529**
LIABILITIES		
Deposits:		
Noninterest-bearing demand	$ 2,588,692	$ 2,748,586
Interest-bearing demand	846,653	979,133
Money market	1,731,521	2,070,579
Savings	1,118,511	1,110,155
Certificates of deposit	934,593	1,088,071
Total Deposits	**7,219,970**	**7,996,524**
Short-term borrowings	370,000	84,491
Long-term borrowings	14,741	22,430
Junior subordinated debt securities	54,453	54,393
Other liabilities	266,744	124,237
Total Liabilities	**7,925,908**	**8,282,075**
SHAREHOLDERS' EQUITY		
Common stock ($2.50 par value) Authorized—50,000,000 shares Issued—41,449,444 shares at December 31, 2022 and December 31, 2021 Outstanding—38,999,733 shares at December 31, 2022 and 39,351,194 shares at December 31, 2021	103,623	103,623
Additional paid-in capital	406,283	403,095
Retained earnings	863,948	773,659
Accumulated other comprehensive loss	(112,125)	(7,090)
Treasury stock — 2,449,711 shares at December 31, 2022 and 2,098,250 shares at December 31, 2021, at cost	(77,070)	(66,833)
Total Shareholders' Equity	**1,184,659**	**1,206,454**
Total Liabilities and Shareholders' Equity	**$ 9,110,567**	**$ 9,488,529**

See Notes to Consolidated Financial Statements

S&T BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF NET INCOME

		Years ended December 31,	
(dollars in thousands, except per share data)	2022	2021	2020
INTEREST AND DIVIDEND INCOME			
Loans, including fees	$ 314,866	$ 270,460	$ 300,960
Investment securities:			
Taxable	23,743	15,706	14,918
Tax-exempt	1,579	2,593	3,497
Dividends	563	503	1,089
Total Interest and Dividend Income	340,751	289,262	320,464
INTEREST EXPENSE			
Deposits	19,907	10,757	35,986
Borrowings, junior subordinated debt securities and other	5,061	2,393	5,090
Total Interest Expense	24,968	13,150	41,076
NET INTEREST INCOME	315,783	276,112	279,388
Provision for credit losses	8,366	16,215	131,424
Net Interest Income After Provision for Credit Losses	307,417	259,897	147,964
NONINTEREST INCOME			
Net gain on sale of securities	198	29	142
Debit and credit card	19,008	17,952	15,093
Service charges on deposit accounts	16,829	15,040	13,597
Wealth management	12,717	12,889	9,957
Mortgage banking	2,215	9,734	10,923
Other	7,292	9,052	10,034
Total Noninterest Income	58,259	64,696	59,746
NONINTEREST EXPENSE			
Salaries and employee benefits	103,221	100,214	90,115
Data processing and information technology	16,918	16,681	15,499
Occupancy	14,812	14,544	14,529
Furniture, equipment and software	11,606	10,684	11,050
Professional services and legal	8,318	6,368	6,394
Other taxes	6,620	6,644	6,622
Marketing	5,600	4,553	5,996
FDIC insurance	2,854	4,224	5,089
Merger related expenses	—	—	2,342
Other	26,797	25,013	29,035
Total Noninterest Expense	196,746	188,925	186,671
Income Before Taxes	168,930	135,668	21,039
Income tax expense (benefit)	33,410	25,325	(1)
Net Income	$ 135,520	$ 110,343	$ 21,040
Earnings per common share—basic	$ 3.47	$ 2.81	$ 0.54
Earnings per common share—diluted	$ 3.46	$ 2.81	$ 0.53
Dividends declared per common share	$ 1.20	$ 1.13	$ 1.12

See Notes to Consolidated Financial Statements

Form 10-K

S&T BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years ended December 31,		
(dollars in thousands)	**2022**	**2021**	**2020**
Net Income	$ 135,520	$ 110,343	$ 21,040
Available-for-Sale Debt Securities			
Net change in unrealized gains (losses) on available-for-sale debt securities	(111,539)	(23,972)	22,683
Tax effect	23,805	5,115	(4,827)
Net available-for-sale securities gains reclassified into earnings[(1)]	(198)	—	—
Tax effect	42	—	—
Net effect on other comprehensive income	$ (87,890)	$ (18,857)	$ 17,856
Interest Rate Swaps			
Net change in fair value of interest rate swaps	(21,459)	—	—
Tax effect	4,581	—	—
Net interest rate swap losses reclassified into earnings[(2)]	91	—	—
Tax effect	(19)	—	—
Net effect on other comprehensive income	$ (16,806)	$ —	$ —
Employee Benefit Plans			
Adjustment to funded status of employee benefit plans	(2,526)	363	792
Tax effect	608	(78)	(171)
Net employee benefit plan (gains) losses reclassified into earnings[(3)]	2,080	3,198	2,757
Tax effect	(501)	(687)	(593)
Net effect on other comprehensive income	$ (339)	$ 2,796	$ 2,785
Other Comprehensive Income (Loss)	$ (105,035)	$ (16,061)	$ 20,641
Comprehensive Income	$ 30,485	$ 94,282	$ 41,681

[(1)] Reclassification adjustments are comprised of realized security gains or losses. The realized gains or losses have been recorded in net gain on sale of securities in the Consolidated Statements of Net Income.

[(2)] Reclassification adjustments have been recorded in interest income in the Consolidated Statements of Net Income.

[(3)] Reclassification adjustments are comprised of realized actuarial gains or losses and settlement charges. These gains or losses and settlement charges have been recorded in salaries and employee benefits in the Consolidated Statements of Net Income.

See Notes to Consolidated Financial Statements

Form 10-K

S&T BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(dollars in thousands, except share and per share data)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Treasury Stock	Total
Balance at December 31, 2019	$ 103,623	$ 399,944	$ 761,083	$ (11,670)	$ (60,982)	$ 1,191,998
Net income for 2020	—	—	21,040	—	—	21,040
Other comprehensive income, net of tax	—	—	—	20,641	—	20,641
Impact of adoption of CECL	—	—	(22,590)	—		(22,590)
Cash dividends declared ($1.12)	—	—	(43,949)	—	—	(43,949)
Treasury stock issued for restricted stock awards (230,703 shares)	—	—	(7,361)	—	7,361	—
Forfeitures of restricted stock awards (81,570 shares)	—	—	1,838	—	(2,432)	(594)
Repurchase of S&T Stock (411,430 shares)	—	—	—	—	(12,559)	(12,559)
Recognition of restricted stock compensation expense	—	724	—	—	—	724
Balance at December 31, 2020	$ 103,623	$ 400,668	$ 710,061	$ 8,971	$ (68,612)	$ 1,154,711
Net income for 2021	—	—	110,343	—	—	110,343
Other comprehensive loss, net of tax	—	—	—	(16,061)	—	(16,061)
Cash dividends declared ($1.13 per share)	—	—	(44,336)	—	—	(44,336)
Treasury stock issued for restricted stock awards (130,670 shares)	—	—	(4,163)	—	4,163	—
Forfeitures of restricted stock awards (77,483 shares)	—	—	1,754	—	(2,384)	(630)
Recognition of restricted stock compensation expense	—	2,427	—	—	—	2,427
Balance at December 31, 2021	$ 103,623	$ 403,095	$ 773,659	$ (7,090)	$ (66,833)	$ 1,206,454
Net income for 2022	—	—	135,520	—	—	135,520
Other comprehensive loss, net of tax	—	—	—	(105,035)	—	(105,035)
Cash dividends declared ($1.20 per share)	—	—	(47,023)	—	—	(47,023)
Treasury stock issued for restricted stock awards (4,250 shares)	—	—	(135)	—	135	—
Forfeitures of restricted stock awards (87,208 shares)	—	—	1,927	—	(2,735)	(808)
Repurchase of S&T Stock (268,503 shares)	—	—	—	—	(7,637)	(7,637)
Recognition of restricted stock compensation expense	—	3,188	—	—	—	3,188
Balance at December 31, 2022	$ 103,623	$ 406,283	$ 863,948	$ (112,125)	$ (77,070)	$ 1,184,659

See Notes to Consolidated Financial Statements

S&T BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)		Years ended December 31,				
		2022		**2021**		**2020**
OPERATING ACTIVITIES						
Net Income	$	135,520	$	110,343	$	21,040
Adjustments to reconcile net income to net cash provided by operating activities:						
Provision for credit losses		8,366		16,215		131,424
Depreciation and amortization		9,027		11,480		12,066
Net amortization of discounts and premiums		6,062		5,482		4,205
Stock-based compensation expense		3,188		2,427		724
Securities (gains) losses		(198)		(29)		(142)
Deferred income taxes		(2,932)		2,383		(4,402)
Loss (gain) on sale of fixed assets		61		30		(23)
Gain on sale and fair value adjustments of other real estate owned, net		(3,119)		420		108
Gain on the sale of loans, net		(1,229)		(8,856)		(8,998)
Pension contribution		—		—		(115)
Net change in:						
Mortgage loans originated for sale		(35,848)		(286,257)		(361,704)
Proceeds from sale of mortgage loans		38,583		311,479		357,613
Net (increase) decrease in interest receivable		(10,033)		3,561		(2,560)
Net increase (decrease) in interest payable		2,901		(2,087)		(3,178)
Net (increase) decrease in other assets		(24,628)		83,830		(144,898)
Net increase (decrease) in other liabilities		114,713		(35,569)		50,392
Net Cash Provided by Operating Activities		**240,434**		**214,852**		**51,552**
INVESTING ACTIVITIES						
Purchases of securities		(401,054)		(313,617)		(178,389)
Proceeds from maturities, prepayments and calls of securities		160,830		144,905		205,606
Proceeds from sales of securities		30,490		1,917		1,349
Purchases of Federal Home Loan Bank stock		(48,272)		(22,515)		(33,755)
Proceeds from redemption of Federal Home Loan Bank stock		34,757		26,026		43,702
Net (increase) decrease in loans		(192,403)		173,401		(194,768)
Proceeds from the sale of portfolio loans		8,024		5,107		547
Purchases of premises and equipment		(3,863)		(3,611)		(5,416)
Proceeds from the sale of premises and equipment		161		14		23
Proceeds from sale of other real estate owned		12,529		1,259		1,899
Proceeds from settlement of bank owned life insurance		214		353		—
Net Cash Provided by (Used in) Investing Activities		**(398,587)**		**13,239**		**(159,202)**
FINANCING ACTIVITIES						
Net (decrease) increase in core deposits		(623,076)		875,378		591,932
Net (decrease) in certificates of deposit		(153,400)		(299,292)		(207,106)
Net (decrease) increase in securities sold under repurchase agreements		(84,491)		19,328		45,275
Net increase (decrease) in short-term borrowings		370,000		(75,000)		(206,319)
Repayments of long-term borrowings		(7,689)		(11,001)		(27,187)
Repurchase of shares for taxes on restricted stock		(808)		(630)		(594)
Repurchase of S&T stock		(7,637)		—		(12,559)
Cash dividends paid to common shareholders		(46,952)		(44,325)		(43,949)
Net Cash Provided by Financing Activities		**(554,053)**		**464,458**		**139,493**
Net (decrease) increase in cash and cash equivalents		(712,206)		692,549		31,843
Cash and cash equivalents at beginning of year		922,215		229,666		197,823
Cash and Cash Equivalents at End of Year	$	**210,009**	$	**922,215**	$	**229,666**

Form 10-K

S&T BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,					
(dollars in thousands)		2022		2021		2020
Supplemental Disclosures						
Cash paid for interest	$	22,068	$	15,236	$	44,353
Cash paid for income taxes, net of refunds	$	31,175	$	24,213	$	6,231
Loans transferred to held for sale	$	—	$	4,467	$	640
Leased right-of-use operating assets and lease liabilities added to Balance Sheet	$	—	$	2,987	$	91
Transfers to other real estate owned and other repossessed assets	$	23	$	12,392	$	631

See Notes to Consolidated Financial Statements

Form 10-K

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

S&T Bancorp, Inc., or S&T, was incorporated on March 17, 1983 under the laws of the Commonwealth of Pennsylvania as a bank holding company and has five active direct wholly owned subsidiaries, S&T Bank, 9th Street Holdings, Inc., STBA Capital Trust I, DNB Capital Trust I and DNB Capital Trust II, and owns a 50 percent interest in Commonwealth Trust Credit Life Insurance Company, or CTCLIC.

We are presently engaged in non-banking activities through the following six entities: 9th Street Holdings, Inc.; S&T Bancholdings, Inc.; CTCLIC; S&T Insurance Group, LLC; Stewart Capital Advisors, LLC; DN Acquisition Company, Inc. Our investment holding companies are 9th Street Holdings, Inc. and S&T Bancholdings, Inc. CTCLIC, which is a joint venture with another financial institution, acts as a reinsurer of credit life, accident and health insurance policies sold by S&T Bank and the other institution. S&T Insurance Group, LLC, through its subsidiaries, offers a variety of insurance products. Stewart Capital Advisors, LLC is a registered investment advisor that manages private investment accounts for individuals and institutions. DN Acquisition Company, Inc. was acquired with the DNB merger and was incorporated for the purpose of acquiring and holding Other Real Estate Owned, or OREO, acquired through foreclosure or deed in-lieu-of foreclosure, as well as Bank-occupied real estate.

Accounting Policies

Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosures of contingent assets and liabilities as of the dates of the balance sheets and revenues and expenses for the periods then ended. Actual results could differ from those estimates. Our significant accounting policies are described below.

Principles of Consolidation

The consolidated financial statements include the accounts of S&T and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation. Investments of 20 percent to 50 percent of the outstanding common stock of investees are accounted for using the equity method of accounting.

Reclassification

Amounts in prior years' financial statements and footnotes are reclassified whenever necessary to conform to the current year's presentation. Reclassifications had no effect on our results of operations or financial condition.

Business Combinations

We account for business combinations using the acquisition method of accounting. All identifiable assets acquired, liabilities assumed and any non-controlling interest in the acquiree are recognized and measured as of the acquisition date at fair value. We record goodwill for the excess of the purchase price over the fair value of net assets acquired. Results of operations of the acquired entities are included in the Consolidated Statement of Net Income from the date of acquisition.

Acquired loans are recorded at fair value on the date of acquisition with no carryover of the related allowance for credit losses, or ACL. Determining the fair value of acquired loans involves estimating the principal and interest cash flows expected to be collected on the loans and discounting those cash flows at a market rate of interest. In estimating the fair value of our acquired loans, we considered a number of factors including loss rates, internal risk rating, delinquency status, loan type, loan term, prepayment rates, recovery periods and the current interest rate environment. The premium or discount estimated through the loan fair value calculation is recognized into interest income on a level yield basis over the remaining life of the loans.

Acquired loans, including those acquired in a business combination, are evaluated to determine if they have experienced more-than-insignificant deterioration in credit quality since origination. When the condition exists, these loans are referred to as purchased credit deteriorated, or PCD. An allowance is recognized for a PCD loan by adding it to the purchase price or fair value in a business combination. There is no provision for credit losses, or PCL, recognized upon acquisition of a PCD loan since the initial allowance is established through the purchase accounting. After initial recognition, the accounting for a PCD loan follows the credit loss model that applies to that type of asset. Purchased financial loans that do not have a more-than-significant deterioration in credit quality since origination are accounted for in a manner consistent with originated loans. An ACL is recorded with a corresponding charge to PCL. Subsequent to the acquisition date, the methods utilized to estimate the required ACL for these loans is similar to the method used for originated loans.

Fair Value Measurements

We use fair value measurements when recording and disclosing certain financial assets and liabilities. Available-for-sale debt securities, equity securities, trading securities held in a deferred compensation plan and derivative financial instruments are recorded at fair value on a recurring basis. Additionally, from time to time, we may be required to record other assets at fair value on a nonrecurring basis, such as loans held for sale, individually assessed loans, OREO and other repossessed assets, mortgage servicing rights, or MSRs, and certain other assets.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities; it is not a forced transaction. In determining fair value, we use various valuation approaches, including market, income and cost approaches. The fair value standard establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing an asset or liability, which are developed based on market data we have obtained from independent sources. Unobservable inputs reflect our estimates of assumptions that market participants would use in pricing an asset or liability, which are developed based on the best information available in the circumstances.

The fair value hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The fair value hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1: valuation is based upon unadjusted quoted market prices for identical instruments traded in active markets.

Level 2: valuation is based upon quoted market prices for similar instruments traded in active markets, quoted market prices for identical or similar instruments traded in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by market data.

Level 3: valuation is derived from other valuation methodologies, including discounted cash flow models and similar techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in determining fair value.

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our policy is to recognize transfers between any of the fair value hierarchy levels at the end of the reporting period in which the transfer occurred.

The following are descriptions of the valuation methodologies that we use for financial instruments recorded at fair value on either a recurring or nonrecurring basis.

Recurring Basis

Available-for-Sale Debt Securities

We obtain fair values for debt securities from a third-party pricing service which utilizes several sources for valuing fixed-income securities. We validate prices received from our pricing service through comparison to a secondary pricing service and broker quotes. We review the methodologies of the pricing services which provide us with a sufficient understanding of the valuation models, assumptions, inputs and pricing to reasonably measure the fair value of our debt securities. The fair value of U.S. treasury securities are based on quoted market prices in active markets and are classified as Level 1. The market valuation sources for other debt securities include observable inputs rather than significant unobservable inputs and are classified as Level 2. The service provider utilizes pricing models that vary by asset class and include available trade, bid and other market information.

Equity Securities

Marketable equity securities with quoted prices in active markets for identical assets are classified as Level 1. Marketable equity securities in markets that are not active are classified as Level 2.

Securities Held in a Deferred Compensation Plan

Securities Held in a Deferred Compensation Plan are reported at fair value with the gains and losses included in other noninterest income in our Consolidated Statements of Net Income. These assets are held in a deferred compensation plan and are invested in readily quoted mutual funds. Accordingly, these assets are classified as Level 1. Deferred compensation plan assets are reported in other assets in the Consolidated Balance Sheets.

Derivative Financial Instruments

We use derivative instruments, including interest rate swaps that qualify as cash flow hedges, interest rate swaps for commercial loans with our customers, interest rate lock commitments and forward commitments related to the sale of mortgage loans in the secondary market. We calculate the fair value for derivatives using accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. Each valuation considers the contractual terms of the derivative, including the period to maturity, and uses observable market-based inputs, such as interest rate curves and implied volatilities. We incorporate credit valuation adjustments into the valuation models to appropriately reflect both our own nonperformance risk and the respective counterparties' nonperformance risk in calculating fair value measurements. We consider the impact of master netting agreements and collateral postings with our counterparties to determine the credit valuation adjustment. Interest rate swaps are classified as Level 2. Interest rate lock commitments and forward commitments related to mortgage loans are classified as Level 3 due to significant unobservable inputs.

Nonrecurring Basis

Loans Held for Sale

Loans held for sale consist of 1-4 family residential loans originated for sale in the secondary market and, from time to time, certain loans transferred from the loan portfolio to loans held for sale, all of which are carried at the lower of cost or fair value. The fair value of 1-4 family residential loans, when marked to fair value, is based on the principal or most advantageous market currently offered for similar loans using observable market data. Loans held for sale marked to fair value are classified as Level 2 if the fair value is determined using a sales or market approach and Level 3 if the fair value is determined using an income approach.

Loans Individually Evaluated

Loans that are individually evaluated to determine whether a specific allocation of ACL is needed are reported at the lower of amortized cost or fair value. Fair value is determined using either the loan's observable market price or the fair value of the collateral less estimated selling costs when the loan is collateral dependent and we expect to liquidate the collateral. However, if repayment is expected to come from the operation of the collateral, rather than liquidation, then we do not consider estimated selling costs in determining the fair value of the collateral. Collateral values are generally based upon appraisals by approved, independent state certified appraisers. Appraisals may be discounted based on our historical knowledge, changes in market conditions from the time of appraisal or our knowledge of the borrower and the borrower's business. If the fair value of loans individually evaluated is determined based on an independent market based appraisal less estimated costs to sell, it is classified as Level 2. If the fair value of loans individually evaluated is determined using an internal valuation, it is classified as Level 3.

OREO and Other Repossessed Assets

OREO and other repossessed assets obtained in partial or total satisfaction of a loan are recorded at the lower of recorded investment in the loan or fair value less cost to sell. Subsequent to foreclosure, these assets are carried at the lower of the amount recorded at acquisition date or fair value less cost to sell. Accordingly, it may be necessary to record nonrecurring fair value adjustments. Fair value, when recorded, is generally based upon appraisals by approved, independent state certified appraisers. Appraisals on OREO may be discounted based on our historical knowledge, changes in market conditions from the time of appraisal or other information available to us. If the fair value for OREO is determined based on an independent market-based appraisal less estimated costs to sell or an executed sales agreement, it is classified as Level 2. If the fair value for OREO is determined using an internal valuation, it is classified as Level 3.

Mortgage Servicing Rights

MSRs are reported using the amortization method and are evaluated for impairment quarterly by comparing the carrying value to the fair value of the MSRs. The fair value of MSRs is determined by calculating the present value of estimated future net servicing cash flows, considering expected mortgage loan prepayment rates, discount rates, servicing costs and other economic factors, which are determined based on current market conditions. The expected rate of mortgage loan prepayments is the most significant factor driving the value of MSRs. MSRs are considered impaired if the carrying value exceeds fair value. The valuation model includes significant unobservable inputs; therefore, MSRs are classified as Level 3 when marked to fair value.

Financial Instruments

Fair value accounting guidance requires disclosure of the fair value of all of an entity's assets and liabilities that are considered financial instruments. The majority of our assets and liabilities are considered financial instruments. Many of these instruments lack an available trading market as characterized by a willing buyer and willing seller engaged in an exchange transaction. Also, it is our general practice and intent to hold our financial instruments to maturity and to not engage in trading or sales activities with respect to such financial instruments. For fair value disclosure purposes, we substantially utilize the fair value measurement criteria as required and explained above. In cases where quoted fair values are not available, we use present value methods to determine the fair value of our financial instruments.

Cash and Cash Equivalents

The carrying amounts reported in the Consolidated Balance Sheets for cash and due from banks, including interest-bearing deposits approximate fair value.

Loans

Our methodology to fair value loans includes an exit price notion. The fair value of variable rate loans that may reprice frequently at short-term market rates is based on carrying values adjusted for liquidity and credit risk. The fair value of variable rate loans that reprice at intervals of one year or longer, such as adjustable rate mortgage products, is estimated using discounted cash flow analyses that utilize interest rates currently being offered for similar loans and adjusted for liquidity and credit risk. The fair value of fixed rate loans is estimated using a discounted cash flow analysis that utilizes interest rates currently being offered for similar loans adjusted for liquidity and credit risk. The valuation models include significant unobservable inputs; therefore, loans are classified as Level 3. The carrying amount of interest receivable approximates fair value.

Federal Home Loan Bank, or FHLB, and Other Restricted Stock

It is not practical to determine the fair value of our FHLB and other restricted stock due to the restrictions placed on the transferability of these stocks; it is presented at carrying value.

Collateral Receivable

Collateral receivable is cash that is made available to counterparties as collateral for our interest rate swaps. The carrying amount included in other assets on our Consolidated Balance Sheets approximates fair value.

Deposits

The fair values disclosed for deposits without defined maturities (e.g., noninterest and interest-bearing demand, money market and savings accounts) are by definition equal to the amounts payable on demand. Deposits without defined maturities are classified as Level 1. The carrying amounts for variable rate, fixed-term time deposits approximate their fair values. Estimated fair values for fixed rate and other time deposits are based on discounted cash flow analysis using interest rates currently offered for time deposits with similar terms. Fixed rate and other time deposits are classified as Level 2. The carrying amount of accrued interest approximates fair value.

Short-Term Borrowings

The carrying amounts of securities sold under repurchase agreements, or REPOs, and other short-term borrowings approximate their fair values. Fair values are based on observable inputs in a secondary market; therefore, these are classified as Level 2.

Long-Term Borrowings

The fair values disclosed for fixed rate long-term borrowings are determined by discounting their contractual cash flows using current interest rates for long-term borrowings of similar remaining maturities. The carrying amounts of variable rate long-term borrowings approximate their fair values. Fair values are based on observable inputs in a secondary market; therefore, these are classified as Level 2.

Form 10-K

S&T BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Junior Subordinated Debt Securities

The interest rate on the variable rate junior subordinated debt securities is reset quarterly; therefore, the carrying values approximate their fair values. Fair values are based on observable inputs in a secondary market; therefore, these are classified as Level 2.

Collateral Payable

Collateral payable is cash that is received from counterparties as collateral for our interest rate swaps. The carrying amount included in other liabilities on our Consolidated Balance Sheets approximates fair value.

Cash and Cash Equivalents

We consider cash and due from banks, interest-bearing deposits with banks and federal funds sold as cash and cash equivalents.

Securities

We determine the appropriate classification of securities at the time of purchase. Debt securities are classified as available-for-sale with the intent to hold for an indefinite period of time, but may be sold in response to changes in interest rates, prepayment risk, liquidity needs or other factors.

A determination will be made on whether a decline in the fair value below the amortized cost basis is due to credit-related factors or noncredit-related factors. Any impairment that is not credit related is recognized in OCI, net of applicable taxes. Credit-related impairment is recognized as an ACL on the balance sheet with a corresponding adjustment to provision for credit losses in the Consolidated Statements of Net Income. Both the allowance and the adjustment to net income can be reversed if conditions change. Our policy for credit impairment within the debt securities portfolio is based upon a number of factors, including but not limited to, the financial condition of the underlying issuer, the ability of the issuer to meet contractual obligations, the likelihood of the security's ability to recover any decline in its estimated fair value and whether management intends to sell the security or if it is more likely than not that management will be required to sell the investment security prior to the security's recovery of any decline in its estimated fair value.

Realized gains and losses on the sale of these securities are determined using the specific-identification method and are recorded within noninterest income in the Consolidated Statements of Net Income. Bond premiums are amortized to the call date, if any, and bond discounts are accreted to the maturity date, both on a level yield basis.

Equity securities are measured at fair value with net unrealized gains and losses recognized in other noninterest income in the Consolidated Statements of Net Income.

Loans Held for Sale

Loans held for sale consist of 1-4 family residential loans originated for sale in the secondary market and, from time to time, certain loans transferred from the loan portfolio to loans held for sale, all of which are carried at the lower of cost or fair value. If a loan is transferred from the loan portfolio to the held for sale category, any write-down in the carrying amount of the loan at the date of transfer is recorded as a charge-off against the ACL. Subsequent declines in fair value are recognized as a charge to other noninterest income. When a loan is placed in the held for sale category, we stop amortizing the related deferred fees and costs. The remaining unamortized fees and costs are recognized as part of the cost basis of the loan at the time it is sold. Gains and losses on sales of mortgage loans held for sale are included in mortgage banking in noninterest income in the Consolidated Statements of Net Income.

Loans

Loans are reported at the principal amount outstanding net of unearned income. Unearned income consists of net deferred loan fees and costs and a discount or premium related to purchase accounting fair value adjustments. We defer certain nonrefundable loan origination and commitment fees. Accretion of discounts and amortization of premiums on loans are included in interest income in the Consolidated Statements of Net Income. Loan origination fees and direct loan origination costs are deferred and amortized as an adjustment of loan yield over the lives of the loans without consideration of anticipated prepayments. If a loan is paid off, the remaining unaccreted or unamortized net origination fees and costs are immediately recognized into income or expense. Interest is accrued and interest income is recognized on loans as earned.

Closed-end installment loans, amortizing loans secured by real estate and any other loans with payments scheduled monthly are reported past due when the borrower is in arrears two or more monthly payments. Other multi-payment obligations with payments scheduled other than monthly are reported past due when one scheduled payment is due and unpaid for 30 days or more.

Generally, consumer loans are charged off against the ACL upon the loan reaching 90 days past due. Commercial loans are charged off as management becomes aware of facts and circumstances that raise doubt as to the collectability of all or a portion of the principal and when we believe a confirmed loss exists.

Nonaccrual Loans

We stop accruing interest on a loan when the borrower's payment is 90 days past due. Loans are also placed on nonaccrual status when we have doubt about the borrower's ability to comply with contractual repayment terms, even if payment is not past due. When the interest accrual is discontinued, all unpaid accrued interest is reversed against interest income. As a general rule, a nonaccrual loan may be restored to accrual status when its principal and interest is paid current and the bank expects repayment of the remaining contractual principal and interest, or when the loan otherwise becomes well secured and in the process of collection.

Troubled Debt Restructurings

Troubled debt restructurings, or TDRs, are loans where we, for economic or legal reasons related to a borrower's financial difficulties, grant a concession to the borrower that we would not otherwise consider. We strive to identify borrowers with financial difficulty early and work with them to come to a mutual resolution to modify the terms of their loan before the loan reaches nonaccrual status. These modified terms generally include extensions of maturity dates at a stated interest rate lower than the current market rate for new debt with similar risk characteristics, reductions in contractual interest rates or principal deferment. While unusual, there may be instances of principal forgiveness. These modifications are generally for longer term periods that would not be considered insignificant. Additionally, we classify loans where the debt obligation has been discharged through a Chapter 7 Bankruptcy and not reaffirmed as TDRs.

We individually evaluate all substandard commercial loans that have experienced a forbearance or change in terms agreement, and all substandard consumer and residential mortgage loans that entered into an agreement to modify their existing loan, to determine if they should be designated as TDRs.

 TDRs can be returned to accruing status if the ultimate collectability of all contractual amounts due, according to the restructured agreement, is not in doubt and there is a period of a minimum of six months of satisfactory payment performance by the borrower either immediately before or after the restructuring.

Allowance for Credit Losses

The allowance for credit losses, ACL, is a valuation reserve established and maintained by charges against operating income and is deducted from the amortized cost basis of loans to present the net amount expected to be collected on the loans. Loans, or portions thereof, are charged off against the ACL when they are deemed uncollectible. The ACL is an estimate of expected credit losses, measured over the contractual life of a loan, that considers our historical loss experience, current conditions and forecasts of future economic conditions. Determination of an appropriate ACL is inherently subjective and may have significant changes from period to period.

The methodology for determining the ACL has two main components: evaluation of expected credit losses for certain groups of homogeneous loans that share similar risk characteristics and evaluation of loans that do not share similar risk characteristics with other loans.

The ACL for homogeneous loans is calculated using a life-time loss rate methodology with both a quantitative and a qualitative analysis that is applied on a quarterly basis. The ACL model is comprised of six distinct portfolio segments: 1) Commercial Construction, 2) Commercial Real Estate, or CRE, 3) Commercial and Industrial, or C&I, 4) Business Banking, 5) Consumer Real Estate and 6) Other Consumer. Each segment has a distinct set of risk characteristics monitored by management. We further evaluate the ACL at a disaggregated level which includes type of collateral and our internal risk rating system for the commercial segments and type of collateral, lien position, and FICO score, for the consumer segments. Historical credit loss experience is the basis for the estimation of expected credit losses. Our quantitative model uses historic data back to the second quarter of 2009. We apply historical loss rates to pools of loans with similar risk characteristics. After consideration of the historic loss calculation, management applies qualitative adjustments to reflect the current conditions and reasonable and supportable forecasts not already reflected in the historical loss information at the balance sheet date. Our reasonable and supportable forecast is for a period of two years and is based on the unemployment forecast and management judgment. For periods beyond our two year reasonable and supportable forecast, we revert to historical loss rates utilizing a straight-line method over a one year reversion period. The qualitative adjustments for current conditions are based upon changes in lending policies and practices, experience and ability of lending staff, quality of the bank's loan review system, value of underlying collateral, the existence of and changes in concentrations, other external factors and segment specific risks. These modified historical loss rates are multiplied by the outstanding principal balance of each loan to calculate a required reserve.

The ACL for individual loans begins with the use of normal credit review procedures to identify whether a loan no longer shares similar risk characteristics with other pooled loans and therefore, should be individually assessed. We evaluate all commercial loans greater than $1.0 million that meet the following criteria: 1) when it is determined that foreclosure is probable, 2) substandard, doubtful and nonaccrual loans when repayment is expected to be provided substantially through the operation or sale of the collateral, 3) any commercial TDR, or any loan reasonably expected to become a TDR whether on accrual or nonaccrual status and 4) when it is determined by management that a loan does not share similar risk characteristics with other loans. Specific reserves are established based on the following three acceptable methods for measuring the ACL: 1) the present value of expected future cash flows discounted at the loan's original effective interest rate; 2) the loan's observable market price; or 3) the fair value of the collateral when the loan is collateral dependent. Our individual loan evaluations consist primarily of the fair value of collateral method because most of our loans are collateral dependent. Collateral values are discounted to consider disposition costs when appropriate. A specific reserve is established or a charge-off is taken if the fair value of the loan is less than the loan balance.

Our ACL Committee meets quarterly to verify the overall appropriateness of the ACL. Additionally, on an annual basis, the ACL Committee meets to validate our ACL methodology. This validation includes reviewing the loan segmentation, critical model assumptions, forecast and the qualitative framework. As a result of this ongoing monitoring process, we may make changes to our ACL to be responsive to the economic environment.

Bank Owned Life Insurance

We have purchased life insurance policies on certain executive officers and employees. We receive the cash surrender value of each policy upon its termination or benefits are payable to us upon the death of the insured. Changes in net cash surrender value are recognized in noninterest income in the Consolidated Statements of Net Income.

Premises and Equipment

Premises and equipment, including leasehold improvements, are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred, while improvements that extend an asset's useful life are capitalized and depreciated over the estimated remaining life of the asset. Depreciation expense is computed by the straight-line method for financial reporting purposes and accelerated methods for income tax purposes over the estimated useful lives of the particular assets. Depreciation expense is included in occupancy on the Consolidated Statements of Net Income. Management reviews long-lived assets using events and circumstances to determine if and when an asset is evaluated for recoverability.

The estimated useful lives for the various asset categories are as follows:

1)	Land and Land Improvements	Non-depreciating assets
2)	Buildings	25 years
3)	Furniture and Fixtures	5 years
4)	Computer Equipment and Software	5 years or term of license
5)	Other Equipment	5 years
6)	Vehicles	5 years
7)	Leasehold Improvements	Lesser of estimated useful life of the asset (generally 15 years unless established otherwise) or the remaining term of the lease, including renewal options in the lease that are reasonably assured of exercise

Right-of-Use Assets and Lease Liabilities

We determine if a contract is or contains a lease at inception. Leases are classified as either finance or operating leases. We recognize leases on our Consolidated Balance Sheets as right-of-use, or ROU, assets and related lease liabilities. Finance ROU assets are included in premises and equipment and related finance lease liabilities are included in long-term borrowings. Operating lease ROU assets are included in other assets and related operating lease liabilities are included in other liabilities. Our lease liability is calculated as the present value of the lease payments over the lease term discounted using our estimated incremental borrowing rate with similar terms at commencement date. Lease terms include options to extend or terminate the lease when it is reasonably certain that we will exercise those options. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term for operating leases. Interest and amortization expenses are recognized for finance leases over the lease term. Leases with an initial term of 12 months or less are not recorded on the balance sheet and the related lease expense is recognized on a straight-line basis over the lease term in occupancy on our Consolidated Statements of Net Income. Lease and amortization expenses are included in occupancy expense and interest on finance lease liabilities is included in borrowings interest expense in our Consolidated Statements of Net Income.

Restricted Investment in Bank Stock

FHLB stock is carried at cost and evaluated for impairment based on the ultimate recoverability of the par value. We hold FHLB stock because we are a member of the FHLB of Pittsburgh. The FHLB requires members to purchase and hold a specified level of FHLB stock based upon on the member's asset value, level of borrowings and participation in other programs offered. Stock in the FHLB is non-marketable and is redeemable at the discretion of the FHLB. Members do not purchase stock in the FHLB for the same reasons that traditional equity investors acquire stock in an investor-owned enterprise. Rather, members purchase stock to obtain access to the low-cost products and services offered by the FHLB. Unlike equity securities of traditional for-profit enterprises, the stock of the FHLB does not provide its holders with an opportunity for capital appreciation because, by regulation, FHLB stock can only be purchased, redeemed and transferred at par value. Both cash and stock dividends are reported as income in taxable investment securities in the Consolidated Statements of Net Income. FHLB stock is evaluated for impairment when events and circumstance indicate that impairment could exist.

Goodwill and Other Intangible Assets

As a result of acquisitions, we have recorded goodwill and identifiable intangible assets in our Consolidated Balance Sheets. Goodwill represents the excess of the purchase price over the fair value of net assets acquired. We have one reporting unit.

The carrying value of goodwill is tested annually for impairment each October 1st or more frequently if events and circumstances indicate that it may be impaired. A qualitative assessment is performed to determine whether it is more likely than not that the reporting unit's fair value is less than it's carrying value. We perform a quantitative impairment test only if we conclude that it is more likely than not that a reporting unit's fair value is less than the carrying amount. Determining the fair value of a reporting unit is judgmental and involves the use of significant estimates and assumptions. The fair value of the reporting unit is determined by using both a discounted cash flow model and a market based model. The discounted cash flow model has many assumptions including future earnings projections, a long-term growth rate and discount rate. The market based model calculates fair value based on observed price multiples for similar companies. The fair values of each method are then weighted based on relevance and reliability in the current economic environment.

We determine the amount of identifiable intangible assets based upon independent core deposit and insurance contract valuations at the time of acquisition. Intangible assets with finite useful lives, consisting primarily of core deposit and customer list intangibles, are amortized using straight-line or accelerated methods over their estimated weighted average useful lives, ranging from 10 to 20 years. Intangible assets with finite useful lives are evaluated for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. No such events or changes in circumstances occurred during the years ended December 31, 2022 and 2021.

Variable Interest Entities

Variable interest entities, or VIEs, are legal entities that generally either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. When an enterprise has both the power to direct the economic activities of the VIE and the obligation to absorb losses of the VIE or the right to receive benefits of the VIE, the entity has a controlling financial interest in the VIE. A VIE often holds financial assets, including loans, receivables or other property. The company with a controlling financial interest, the primary beneficiary, is required to consolidate the VIE into its Consolidated Balance Sheets. S&T has three wholly-owned trust subsidiaries, STBA Capital Trust I, DNB Capital Trust I and DNB Capital Trust II, or the Trusts, for which it does not absorb a majority of expected losses or receive a majority of the expected residual returns. The DNB Capital Trust I and DNB Capital Trust II were acquired with the DNB merger. At inception, these Trusts issued floating rate trust preferred securities to the Trustees and used the proceeds from the sale to invest in junior subordinated debt securities issued by us. The Trusts pay dividends on the trust preferred securities at the same rate as the interest we pay on the junior subordinated debt held by the Trusts. The Trusts are VIEs with the third-party investors as their primary beneficiaries, and accordingly, the Trusts and their net assets are not included in our consolidated financial statements. However, the junior subordinated debt securities issued by S&T are included in our Consolidated Balance Sheets.

Qualified Affordable Housing

We have made investments directly in Low Income Housing Tax Credit, or LIHTC, partnerships formed with third parties. As a limited partner in these operating partnerships, we receive tax credits and tax deductions for losses incurred by the underlying properties. These investments are amortized over a maximum of 10 years, which represents the period over which the tax credits will be utilized. Our investments in Low Income Housing Partnerships, or LIHPs, represent unconsolidated variable interest entities, or VIEs, and the assets and liabilities of the partnerships are not recorded on our balance sheet. We have determined that we are not the primary beneficiary of these VIEs because we do not have the power to direct the activities that most significantly impact the economic performance of the partnership and have both the obligation to absorb expected losses and the right to receive benefits. We use the cost method to account for these partnerships. These investments are recorded in other assets in our Consolidated Balance Sheets. Amortization expense is included in other noninterest expense in the Consolidated Statements of Net Income.

OREO and Other Repossessed Assets

OREO and other repossessed assets are included in other assets in the Consolidated Balance Sheets and are comprised of properties acquired through foreclosure proceedings or acceptance of a deed in lieu of a foreclosure. At the time of foreclosure or acceptance of a deed in lieu of foreclosure, these properties are recorded at the lower of the recorded investment in the loan or fair value less cost to sell. Loan losses arising from the acquisition of any such property initially are charged against the ACL. Subsequently, these assets are carried at the lower of carrying value or current fair value less cost to sell. Gains or losses realized upon disposition of these assets are recorded in other noninterest income or expense in the Consolidated Statements of Net Income depending on whether the net position is a gain or loss.

Mortgage Servicing Rights

Mortgage servicing rights, or MSRs, are recognized as separate assets when a mortgage loan is sold. MSRs represents the estimated fair value of future net cash flows expected to be realized for performing the servicing activities. The fair value of the MSRs is estimated by calculating the present value of estimated future net servicing cash flows, considering expected mortgage loan prepayment rates, discount rates, servicing costs and other economic factors, which are determined based on current market conditions. The expected rate of mortgage loan prepayments is the most significant factor driving the value of MSRs. Increases in mortgage loan prepayments reduce estimated future net servicing cash flows because the life of the underlying loan is reduced. MSRs are reported in other assets in the Consolidated Balance Sheets and are amortized into mortgage banking in noninterest income in the Consolidated Statements of Net Income in proportion to, and over the period of, the estimated future net servicing income of the underlying mortgage loans.

MSRs are regularly evaluated for impairment based on the estimated fair value of those rights. MSRs are stratified by certain risk characteristics, primarily loan term and note rate. If temporary impairment exists within a risk stratification tranche, a valuation allowance is established through a charge to income equal to the amount by which the carrying value exceeds the estimated fair value. If it is later determined that all or a portion of the temporary impairment no longer exists for a particular tranche, the valuation allowance is reduced.

Derivative Financial Instruments

Derivatives are recognized as either assets or liabilities on the balance sheet at fair value. All derivatives are evaluated at inception to determine whether it is a hedging or non-hedging activity. The accounting for changes in the fair value of derivatives depends on whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting.

Pursuant to our agreements with various financial institutions, we may receive collateral or may be required to post collateral based upon mark-to-market positions. Beyond unsecured threshold levels, collateral in the form of cash or securities may be made available to counterparties of interest rate swap transactions.

Derivatives contain an element of credit risk, the possibility that we will incur a loss because a counterparty, which may be a financial institution or a customer, fails to meet its contractual obligations. All derivative contracts with financial institutions may be executed only with counterparties approved by our Asset and Liability Committee, or ALCO, and derivatives with customers may only be executed with customers within credit exposure limits approved in accordance with our credit policy. We have entered into agreements with counterparty financial institutions, which include master netting agreements that provide for the net settlement of all contracts with a single counterparty in the event of default. We elect, however, to account for all derivatives with counterparty institutions on a gross basis.

Form 10-K

Interest Rate Swaps Designated as Hedging Instruments

As part of our interest rate risk management strategy, we use interest rate swaps to add stability to interest income and to manage exposure to interest rate movements. Interest rate swaps designated as cash flow hedges involve the receipt of fixed-rate amounts from a counterparty in exchange for making variable rate payments over the life of the agreements without exchange of the underlying notional amount.

Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the earnings effect of the hedged forecasted transactions in a cash flow hedge. As long as the cash flow hedge continues to qualify for hedge accounting, the entire change in the fair value of the hedging instrument is recognized in OCI, net of applicable taxes, and reclassified into interest income as interest payments are received.

Interest Rate Contracts with Customers

Interest rate swaps are contracts in which a series of interest rate flows (fixed and variable) are exchanged over a prescribed period. The notional amounts on which the interest payments are based are not exchanged. These derivative positions relate to transactions in which we enter into an interest rate swap with a commercial customer, while at the same time entering into an offsetting interest rate swap with another financial institution. In connection with each transaction, we agree to pay interest to the customer on a notional amount at a variable interest rate and receive interest from the customer on the same notional amount at a fixed rate. At the same time, we agree to pay another financial institution the same fixed interest rate on the same notional amount and receive the same variable interest rate on the same notional amount. The transaction allows our customer to effectively convert a variable rate loan to a fixed rate loan, while we continue to receive a variable amount of interest on the loan. These agreements could have floors or caps on the contracted interest rates.

Interest rate swaps with customers and the corresponding offsetting interest rate swap with a financial institution are considered derivatives but are not accounted for using hedge accounting. As such, changes in the estimated fair value of the derivatives are recorded in current earnings and included in other noninterest income in the Consolidated Statements of Net Income.

Interest Rate Lock Commitments and Forward Sale Contracts

In the normal course of business, we sell originated mortgage loans into the secondary mortgage loan market. We also offer interest rate lock commitments to potential borrowers. The commitments are generally for a period of 60 days and guarantee a specified interest rate for a loan if underwriting standards are met, but the commitment does not obligate the potential borrower to close on the loan. Accordingly, some commitments expire prior to becoming loans. We may encounter pricing risks if interest rates increase significantly before the loan can be closed and sold. We may utilize forward sale contracts in order to mitigate this pricing risk. Whenever a customer desires these products, a mortgage originator quotes a secondary market rate guaranteed for that day by the investor. The rate lock is executed between the mortgagee and us and in turn a forward sale contract may be executed between us and the investor. Both the rate lock commitment and the corresponding forward sale contract for each customer are considered derivatives but are not accounted for using hedge accounting. As such, changes in the estimated fair value of the derivatives during the commitment period are recorded in current earnings and included in mortgage banking in the Consolidated Statements of Net Income.

Treasury Stock

The repurchase of our common stock is recorded at cost. At the time of reissuance, the treasury stock account is reduced using the average cost method. Gains and losses on the reissuance of common stock are recorded in additional paid-in capital, to the extent additional paid-in capital from previous treasury share transactions exists. Any deficiency is charged to retained earnings.

Revenue Recognition - Contracts with Customers

We earn revenue from contracts with our customers when we have completed our performance obligations and recognize that revenue when services are provided to our customers. Our contracts with customers are primarily in the form of account agreements. Generally, our services are transferred at a point in time in response to transactions initiated and controlled by our customers under service agreements with an expected duration of one year or less. Our customers have the right to terminate their service agreements at any time.

We do not defer incremental direct costs to obtain contracts with customers that would be amortized in one year or less. These costs are primarily salaries and employee benefits recognized as expense in the period incurred.

Service charges on deposit accounts - We recognize monthly service charges for both commercial and personal banking customers based on account fee schedules. Our performance obligation is generally satisfied and the related revenue recognized at a point in time or over time when the services are provided. Other fees are earned based on specific transactions or customer activity within the customers' deposit accounts. These are earned at the time the transaction or customer activity occurs.

Debit and credit card services - Interchange fees are earned whenever debit and credit cards are processed through third-party card payment networks. ATM fees are based on transactions by our customers' and other customers' use of our ATMs or other ATMs. Debit and credit card revenue is recognized at a point in time when the transaction is settled. Our performance obligation to our customers is generally satisfied and the related revenue is recognized at a point in time when the service is provided. Third-party service contracts include annual volume and marketing incentives which are recognized over a period of twelve months when we meet thresholds as stated in the service contract.

Wealth management services - Wealth management services are primarily comprised of fees earned from the management and administration of trusts, assets under administration and other financial advisory services. Generally, wealth management fees are earned over a period of time between monthly and annually, per the related fee schedules. Our performance obligations with our customers are generally satisfied when we provide the services as stated in the customers' agreements. The fees are based on a fixed amount or a scale based on the level of services provided or amount of assets under management.

Other fee revenue - Other fee revenue includes a variety of other traditional banking services such as, electronic banking fees, letters of credit origination fees, wire transfer fees, money orders, treasury checks, check sale fees and transfer fees. Our performance obligations are generally satisfied at a point in time and fee revenue is recognized when the services are provided or the transaction is settled.

Wealth Management Fees

Assets held in a fiduciary capacity by our subsidiary bank, S&T Bank, are not our assets and are therefore not included in our consolidated financial statements. Wealth management fee income is reported in the Consolidated Statements of Net Income on an accrual basis.

Stock-Based Compensation

Stock-based compensation includes restricted stock awards and restricted stock units, which are measured using the fair value at the time of issuance. The grant date fair value is recognized over the period during which the recipient is required to provide service in exchange for the award. Compensation expense for time-based restricted stock is recognized ratably over the period of service based on fair value on the grant date. Compensation expense for performance-based restricted stock is recognized ratably over the remaining vesting period if the likelihood of meeting the performance measure is probable, based on the fair value on the grant date. We estimate expected forfeitures when stock-based awards are granted and record compensation expense only for awards that are expected to vest.

Pensions

The expense for S&T Bank's qualified and nonqualified defined benefit pension plans is actuarially determined using the projected unit credit actuarial cost method. It requires us to make economic assumptions regarding future interest rates and asset returns and various demographic assumptions. We estimate the discount rate used to measure benefit obligations by applying the projected cash flow for future benefit payments to a yield curve of high-quality corporate bonds available in the marketplace and by employing a model that matches bonds to our pension cash flows. The expected return on plan assets is an estimate of the long-term rate of return on plan assets, which is determined based on the current asset mix and estimates of return by asset class. We recognize in the Consolidated Balance Sheets an asset for the plan's overfunded status or a liability for the plan's underfunded status. Gains or losses related to changes in benefit obligations or plan assets resulting from experience different from that assumed are recognized as OCI in the period in which they occur. To the extent that such gains or losses exceed 10 percent of the greater of the projected benefit obligation or plan assets, they are recognized as a component of pension costs over the future service periods of actively employed plan participants. The funding policy for the qualified plan is to contribute an amount each year that is at least equal to the minimum required contribution, but not more than the maximum amount permissible for taxable plan sponsors. Our nonqualified plans are unfunded.

On January 25, 2016, the Board of Directors approved an amendment to freeze benefit accruals under the qualified and nonqualified defined benefit pension plans effective March 31, 2016. As a result, no additional benefits are earned by participants in those plans based on service or pay after March 31, 2016. The plan was previously closed to new participants effective December 31, 2007.

Form 10-K

Marketing Costs

We expense all marketing-related costs, including advertising costs, as incurred.

Income Taxes

We estimate income tax expense based on amounts expected to be owed to the tax jurisdictions where we conduct business. On a quarterly basis, management assesses the reasonableness of our effective tax rate based upon our current estimate of the amount and components of net income, tax credits and the applicable statutory tax rates expected for the full year. We classify interest and penalties as an element of tax expense.

Deferred income tax assets and liabilities are determined using the asset and liability method and are reported in other assets or other liabilities, as appropriate, in the Consolidated Balance Sheets. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax basis of assets and liabilities and recognizes enacted changes in tax rate and laws. When deferred tax assets are recognized, they are subject to a valuation allowance based on management's judgment as to whether realization is more likely than not.

Accrued taxes represent the net estimated amount due to taxing jurisdictions and are reported in other assets or other liabilities, as appropriate, in the Consolidated Balance Sheets. We evaluate and assess the relative risks and appropriate tax treatment of transactions and filing positions after considering statutes, regulations, judicial precedent and other information and maintain tax accruals consistent with the evaluation of these relative risks and merits. Changes to the estimate of accrued taxes occur periodically due to changes in tax rates, interpretations of tax laws, the status of examinations being conducted by taxing authorities and changes to statutory, judicial and regulatory guidance. These changes, when they occur, can affect deferred taxes, accrued taxes, and the current period's income tax expense and can be significant to our operating results.

Tax positions are recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50 percent likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

Earnings Per Share

Basic earnings per share, or EPS, is calculated using the two-class method to determine income allocated to common shareholders. Unvested share-based payment awards that contain nonforfeitable rights to dividends are considered participating securities under the two-class method. Income allocated to common shareholders is then divided by the weighted average number of common shares outstanding during the period. Potentially dilutive securities are excluded from the basic EPS calculation.

Diluted EPS is calculated under the more dilutive of either the treasury stock method or the two-class method. Under the treasury stock method, the weighted average number of common shares outstanding is increased by the potentially dilutive common shares. For the two-class method, diluted EPS is calculated for each class of shareholders using the weighted average number of shares attributed to each class. Potentially dilutive common shares are related to restricted stock.

Form 10-K

Recently Adopted Accounting Standards Updates, or ASU or Updated

Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The amendments in this ASU provide optional guidance for a limited period of time to ease the potential burden in accounting for or recognizing the effects of reference rate reform on financial reporting. The amendments provide optional expedients and exceptions for applying GAAP to loan and lease agreements, derivative contracts, and other transactions affected by the anticipated transition away from LIBOR toward new interest rate benchmarks. The optional guidance generally allows for the modified contract to be accounted for as a continuation of the existing contract and does not require contract remeasurement at the modification date or reassessment of a previous accounting determination. The amendments in this ASU are effective as of March 12, 2020 through December 31, 2022. In January 2021, the FASB issued ASU 2021-01, Reference Rate Addendum (Topic 848) which clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. Specifically, certain provisions in Topic 848, if elected by an entity, apply to derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform. The guidance is effective for all entities as of March 12, 2020 through December 31, 2022. In December 2022, the FASB issued ASU No 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848. The amendments in this ASU defer the sunset date for applying the reference rate reform relief by two years to December 31, 2024. We adopted ASU 2020-04 and ASU 2021-01 on January 1, 2022 and ASU 2022-06 upon issuance. We are utilizing the LIBOR transition relief as contract modifications are made during the course of the reference rate reform transition period. ASU 2020-04, ASU 2021-01 and ASU 2022-06 did not have a material impact on our consolidated financial statements.

Accounting Standards Issued But Not Yet Adopted

Financial Instruments Credit Losses (Topic 326) Troubled Debt Restructurings and Vintage Disclosures

In March 2022, the FASB issued ASU 2022-02, Financial Instruments Credit Losses (Topic 326): Troubled Debt Restructuring and Vintage Disclosures. The guidance eliminates the "once a TDR, always a TDR" requirement for loan disclosures and requires disclosures about the performance of modified loans to borrowers experiencing financial difficulty in the 12 months following the modification.

ASU 2022-02 eliminates the recognition and measurement guidance related to TDRs for creditors that have adopted ASC 326 Financial Instruments - Credit Losses. We adopted ASU 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, on January 1, 2020. The required accounting and disclosures for a loan modified in a TDR no longer provide decision-useful information. ASC 326 requires the recognition of lifetime expected credit losses when a loan is originated or acquired, so the effect of credit losses that occur in loans modified in TDRs is already included in the ACL.

ASU 2022-02 requires a creditor to apply the loan refinancing and restructuring guidance in ASC 310-205 (consistent with the accounting for other loan modifications) to determine whether a modification results in a new loan or a continuation of an existing loan. It also requires enhanced disclosures for modifications in the form of interest rate reductions, principal forgiveness, other-than-insignificant payment delays or term extensions (or combinations thereof) of loans made to borrowers experiencing financial difficulty. Disclosures are required regardless of whether a modification of a loan to a borrower experiencing financial difficulty results in a new loan. The objective of the disclosures is to provide information about the type and magnitude of modifications and the degree of their success in mitigating potential credit losses.

The amendments in this ASU are effective for fiscal years beginning after December 15, 2022, and interim periods therein. Early adoption is permitted, however, we have not elected to do so. We have developed new reporting and processes in order to adhere to the new disclosure requirements. We adopted this ASU, as of January 1, 2023, using a modified retrospective transition approach, which resulted in a cumulative effect adjustment being recorded to retained earnings related to the elimination of TDRs. It did not have a material impact on our consolidated financial statements.

Form 10-K

NOTE 2. EARNINGS PER SHARE

Earnings per share is calculated using both the two-class and the treasury stock methods with the more dilutive method used to determine reported basic and diluted earnings per share. The two-class method was more dilutive in 2022, 2021 and 2020 and therefore was used to determine earnings per share. The following table reconciles the numerators and denominators of basic and diluted earnings per share calculations for the periods presented:

	Years ended December 31,		
(dollars in thousands, except share and per share data)	2022	2021	2020
Numerator for Earnings per Share—Basic and Diluted:			
Net income	$ 135,520	$ 110,343	$ 21,040
Less: Income allocated to participating shares	381	492	68
Net Income Allocated to Shareholders	$ 135,139	$ 109,851	$ 20,972
Denominator for Earnings per Share—Basic and Diluted:			
Weighted Average Shares Outstanding—Basic	38,988,174	39,050,241	39,070,439
Add: Average participating shares outstanding	42,760	2,720	2,780
Denominator for Two-Class Method—Diluted:	39,030,934	39,052,961	39,073,219
Earnings per share—basic	$ 3.47	$ 2.81	$ 0.54
Earnings per share—diluted	$ 3.46	$ 2.81	$ 0.53
Restricted stock considered anti-dilutive excluded from potentially dilutive shares	12,654	793	1,242

NOTE 3. FAIR VALUE MEASUREMENTS

The following tables present our assets and liabilities that are measured at fair value on a recurring basis by fair value hierarchy level at December 31, 2022 and 2021.

	December 31, 2022			
(dollars in thousands)	Level 1	Level 2	Level 3	Total
ASSETS				
Available-for-sale debt securities:				
U.S. Treasury securities	$ 131,695	$ —	$ —	$ 131,695
Obligations of U.S. government corporations and agencies	—	41,811	—	41,811
Collateralized mortgage obligations of U.S. government corporations and agencies	—	428,407	—	428,407
Residential mortgage-backed securities of U.S. government corporations and agencies	—	41,587	—	41,587
Commercial mortgage-backed securities of U.S. government corporations and agencies	—	327,313	—	327,313
Corporate obligations	—	500	—	500
Obligations of states and political subdivisions	—	30,471	—	30,471
Total Available-for-Sale Debt Securities	131,695	870,089	—	1,001,784
Marketable equity securities	952	42	—	994
Total Securities	132,647	870,131	—	1,002,778
Trading securities held in a deferred compensation plan	8,087	—	—	8,087
Derivative financial assets:				
Interest rate swaps - commercial loans	—	83,449	—	83,449
Interest rate lock commitments	—	—	5	5
Forward sale contracts - mortgage loans	—	—	2	2
Total Assets	$ 140,734	$ 953,580	$ 7	$1,094,321
LIABILITIES				
Derivative financial liabilities:				
Interest rate swaps - commercial loans	$ —	$ 83,449	$ —	$ 83,449
Interest rate swaps - cash flow hedge	—	21,368	—	21,368
Total Liabilities	$ —	$ 104,817	$ —	$ 104,817

S&T BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)	December 31, 2021			
	Level 1	Level 2	Level 3	Total
ASSETS				
Available-for-sale debt securities:				
U.S. Treasury securities	$ 95,327	$ —	$ —	$ 95,327
Obligations of U.S. government corporations and agencies	—	70,348	—	70,348
Collateralized mortgage obligations of U.S. government corporations and agencies	—	270,294	—	270,294
Residential mortgage-backed securities of U.S. government corporations and agencies	—	56,793	—	56,793
Commercial mortgage-backed securities of U.S. government corporations and agencies	—	341,300	—	341,300
Corporate obligations	—	500	—	500
Obligations of states and political subdivisions	—	75,089	—	75,089
Total Available-for-Sale Debt Securities	**95,327**	**814,324**	**—**	**909,651**
Marketable equity securities	1,061	81	—	1,142
Total Securities	**96,388**	**814,405**	**—**	**910,793**
Trading securities held in a deferred compensation plan	10,230	—	—	10,230
Derivative financial assets:				
Interest rate swaps - commercial loans	—	33,528	—	33,528
Interest rate lock commitments	—	—	401	401
Forward sale contracts - mortgage loans	—	—	4	4
Total Assets	**$ 106,618**	**$ 847,933**	**$ 405**	**$ 954,956**
LIABILITIES				
Derivative financial liabilities:				
Interest rate swaps - commercial loans	$ —	$ 33,631	$ —	$ 33,631
Total Liabilities	**$ —**	**$ 33,631**	**$ —**	**$ 33,631**

Assets Recorded at Fair Value on a Nonrecurring Basis

We may be required to measure certain assets and liabilities at fair value on a nonrecurring basis. Nonrecurring assets are recorded at the lower of cost or fair value in our financial statements. There were no liabilities measured at fair value on a nonrecurring basis at either December 31, 2022 or December 31, 2021.

For Level 3 assets measured at fair value on a nonrecurring basis at December 31, 2022 and 2021, the significant unobservable inputs used in the fair value measurements were as follows:

(dollars in thousands)	December 31, 2022	Valuation Technique	Significant Unobservable Inputs	Range	Weighted Average
Other real estate owned	$ 3,060	Collateral method	Discount rate	13.00%	13.00%

(dollars in thousands)	December 31, 2021	Valuation Technique	Significant Unobservable Inputs	Range	Weighted Average
Other real estate owned	$ 1,011	Collateral method	Appraisal adjustment - cost to sell	2.53%	2.53%

The carrying values and fair values of our financial instruments at December 31, 2022 and 2021 are presented in the following tables:

(dollars in thousands)	Carrying Value[1]	Fair Value Measurements at December 31, 2022			
		Total	Level 1	Level 2	Level 3
ASSETS					
Cash and due from banks, including interest-bearing deposits	$ 210,009	$ 210,009	$ 210,009	$ —	$ —
Securities	1,002,778	1,002,778	132,647	870,131	—
Loans held for sale	16	16	—	16	—
Portfolio loans, net	7,082,629	6,815,167	—	—	6,815,167
Collateral receivable	6,307	6,307	6,307	—	—
Securities held in a deferred compensation plan	8,087	8,087	8,087	—	—
Mortgage servicing rights	7,147	9,994	—	—	9,994
Interest rate swaps - commercial loans	83,449	83,449	—	83,449	—
Interest rate lock commitments	5	5	—	—	5
Forward sale contracts	2	2	—	—	2
LIABILITIES					
Deposits	$7,219,970	$7,194,225	$6,285,377	$ 908,848	—
Collateral payable	65,065	65,065	65,065	—	—
Short-term borrowings	370,000	370,000	—	370,000	—
Long-term borrowings	14,741	14,174	—	14,174	—
Junior subordinated debt securities	54,453	54,453	—	54,453	—
Interest rate swaps - commercial loans	83,449	83,449	—	83,449	—
Interest rate swaps - cash flow hedge	21,368	21,368	—	21,368	—

[1]As reported in the Consolidated Balance Sheets

(dollars in thousands)	Carrying Value[1]	Fair Value Measurements at December 31, 2021			
		Total	Level 1	Level 2	Level 3
ASSETS					
Cash and due from banks, including interest-bearing deposits	$ 922,215	$ 922,215	$ 922,215	$ —	$ —
Securities	910,793	910,793	96,388	814,405	—
Loans held for sale	1,522	1,522	—	1,522	—
Portfolio loans, net	6,901,414	6,815,468	—	—	6,815,468
Collateral receivable	37,363	37,363	37,363	—	—
Securities held in a deferred compensation plan	10,230	10,230	10,230	—	—
Mortgage servicing rights	7,677	7,677	—	—	7,677
Interest rate swaps - commercial loans	33,528	33,528	—	33,528	—
Interest rate lock commitments	401	401	—	—	401
Forward sale contracts - mortgage loans	4	4	—	—	4
LIABILITIES					
Deposits	$7,996,524	$7,992,942	$6,908,453	$1,084,489	$ —
Securities sold under repurchase agreements	84,491	84,491	84,491	—	—
Long-term borrowings	22,430	22,678	—	22,678	—
Junior subordinated debt securities	54,393	54,393	—	54,393	—
Interest rate swaps - commercial loans	33,631	33,631	—	33,631	—

[1]As reported in the Consolidated Balance Sheets

NOTE 4. RESTRICTIONS ON CASH AND DUE FROM BANK ACCOUNTS

The Board of Governors of the Federal Reserve System, or the Federal Reserve, imposes certain reserve requirements on all depository institutions. These reserves are maintained in the form of vault cash or as an interest-bearing balance with the Federal Reserve. There were no required reserves for 2022 and 2021. The Federal Reserve reduced the reserve requirement ratio to zero percent effective March 26, 2020.

NOTE 5. DIVIDEND AND LOAN RESTRICTIONS

S&T is a legal entity separate and distinct from its banking and other subsidiaries. A substantial portion of our revenues consist of dividend payments we receive from S&T Bank. S&T Bank, in turn, is subject to state laws and regulations that limit the amount of dividends it can pay to us. In addition, both S&T and S&T Bank are subject to various general regulatory policies relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Federal Reserve has indicated that banking organizations should generally pay dividends only if (i) the organization's net income available to common shareholders over the past year has been sufficient to fully fund the dividends and (ii) the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition.

Federal law prohibits us from borrowing from S&T Bank unless such loans are collateralized by specific obligations. Further, such loans are limited to 10 percent of S&T Bank's capital stock and surplus.

NOTE 6. SECURITIES

The following table presents the fair values of our securities portfolio at the dates presented:

	December 31,	
(dollars in thousands)	2022	2021
Available-for-sale debt securities	$ 1,001,784	$ 909,651
Marketable equity securities	994	1,142
Total Securities	**$ 1,002,778**	**$ 910,793**

Available-for-Sale Debt Securities

The following tables present the amortized cost and fair value of available-for-sale debt securities as of December 31, 2022 and December 31, 2021:

	December 31, 2022				December 31, 2021			
(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury securities	$ 145,416	$ —	$ (13,721)	$ 131,695	$ 95,954	$ 115	$ (742)	$ 95,327
Obligations of U.S. government corporations and agencies	43,479	—	(1,668)	41,811	68,599	1,749	—	70,348
Collateralized mortgage obligations of U.S. government corporations and agencies	482,039	203	(53,835)	428,407	270,696	2,408	(2,810)	270,294
Residential mortgage-backed securities of U.S. government corporations and agencies	49,418	3	(7,834)	41,587	57,029	392	(628)	56,793
Commercial mortgage-backed securities of U.S. government corporations and agencies	352,465	—	(25,152)	327,313	336,918	5,969	(1,587)	341,300
Corporate Obligations	500	—	—	500	500	—	—	500
Obligations of states and political subdivisions	30,788	55	(372)	30,471	70,539	4,550	—	75,089
Total Available-for-Sale Debt Securities[1]	**$1,104,105**	**$ 261**	**$ (102,582)**	**$1,001,784**	**$ 900,235**	**$ 15,183**	**$ (5,767)**	**$ 909,651**

[1] Excludes interest receivable of $3.7 million at December 31, 2022 and $3.3 million at December 31, 2021. Interest receivable is included in other assets in the Consolidated Balance Sheets.

The following table shows the composition of gross and net realized gains and losses for the periods presented:

	Years ended December 31,		
(dollars in thousands)	2022	2021	2020
Gross realized gains	$ 198	$ 29	$ 219
Gross realized losses	—	—	(77)
Net Realized Gains	**$ 198**	**$ 29**	**$ 142**

The following tables present the fair value and the age of gross unrealized losses on available-for-sale debt securities by investment category as of the dates presented:

| | | December 31, 2022 | | | | | | | |
| | Less Than 12 Months | | | 12 Months or More | | | Total | | |
(dollars in thousands)	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses
U.S. Treasury securities	6	$ 57,057	$ (3,363)	8	$ 74,638	$ (10,358)	14	$ 131,695	$ (13,721)
Obligations of U.S. government corporations and agencies	6	41,811	(1,668)	—	—	—	6	41,811	(1,668)
Collateralized mortgage obligations of U.S. government corporations and agencies	47	296,509	(28,153)	13	112,902	(25,682)	60	409,411	(53,835)
Residential mortgage-backed securities of U.S. government corporations and agencies	25	7,143	(589)	3	34,223	(7,245)	28	41,366	(7,834)
Commercial mortgage-backed securities of U.S. government corporations and agencies	30	241,009	(11,975)	7	86,304	(13,177)	37	327,313	(25,152)
Corporate Obligations	—	—	—	—	—	—	—	—	—
Obligations of states and political subdivisions	2	20,127	(372)	—	—	—	2	20,127	(372)
Total	**116**	**$ 663,656**	**$ (46,120)**	**31**	**$ 308,067**	**$ (56,462)**	**147**	**$ 971,723**	**$ (102,582)**

| | | December 31, 2021 | | | | | | | |
| | Less Than 12 Months | | | 12 Months or More | | | Total | | |
(dollars in thousands)	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses
U.S. Treasury securities	8	$ 85,221	$ (742)	—	$ —	$ —	8	$ 85,221	$ (742)
Obligations of U.S. government corporations and agencies	—	—	—	—	—	—	—	—	—
Collateralized mortgage obligations of U.S. government corporations and agencies	12	141,204	(2,436)	1	8,933	(374)	13	150,137	(2,810)
Residential mortgage-backed securities of U.S. government corporations and agencies	3	46,042	(628)	—	—	—	3	46,042	(628)
Commercial mortgage-backed securities of U.S. government corporations and agencies	7	100,032	(1,587)	—	—	—	7	100,032	(1,587)
Corporate Obligations	—	—	—	—	—	—	—	—	—
Obligations of states and political subdivisions	—	—	—	—	—	—	—	—	—
Total	**30**	**$ 372,499**	**$ (5,393)**	**1**	**$ 8,933**	**$ (374)**	**31**	**$ 381,432**	**$ (5,767)**

We evaluate securities with unrealized losses quarterly to determine if the decline in fair value has resulted from credit losses or other factors. We do not believe any individual unrealized loss as of December 31, 2022 represents a credit impairment. There were 147 debt securities in an unrealized loss position at December 31, 2022 and 31 debt securities in an unrealized loss position at December 31, 2021. The unrealized losses on debt securities were primarily attributable to changes in interest rates and not related to the credit quality of the issuers. All debt securities are determined to be investment grade and paying principal and interest according to the contractual terms of the security. We do not intend to sell and it is more likely than not that we will not be required to sell any of the securities in an unrealized loss position before recovery of their amortized cost.

The following table presents net unrealized gains and losses, net of tax, on available-for-sale debt securities included in accumulated OCI, for the periods presented:

	December 31, 2022			December 31, 2021		
(dollars in thousands)	Gross Unrealized Gains	Gross Unrealized Losses	Net Unrealized Gains (Losses)	Gross Unrealized Gains	Gross Unrealized Losses	Net Unrealized Gains (Losses)
Total unrealized gains/(losses) on available-for-sale debt securities	$ 261	$ (102,582)	$ (102,321)	$ 15,183	$ (5,767)	$ 9,416
Income tax (expense) benefit	(56)	21,915	21,859	(3,215)	1,221	(1,994)
Net Unrealized Gains/(Losses), Net of Tax Included in Accumulated Other Comprehensive Income/(Loss)	**$ 205**	**$ (80,667)**	**$ (80,462)**	**$ 11,968**	**$ (4,546)**	**$ 7,422**

The amortized cost and fair value of available-for-sale debt securities at December 31, 2022 by contractual maturity are included in the table below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2022	
(dollars in thousands)	Amortized Cost	Fair Value
Obligations of the U.S. Treasury, U.S. government corporations and agencies, and obligations of states and political subdivisions		
Due in one year or less	$ 9,984	$ 9,767
Due after one year through five years	149,091	138,134
Due after five years through ten years	49,085	44,838
Due after ten years	11,523	11,238
Available-for-Sale Debt Securities With Fixed Maturities	**219,683**	**203,977**
Collateralized mortgage obligations of U.S. government corporations and agencies	482,039	428,407
Residential mortgage-backed securities of U.S. government corporations and agencies	49,418	41,587
Commercial mortgage-backed securities of U.S. government corporations and agencies	352,465	327,313
Corporate Obligations	500	500
Total Available-for-Sale Debt Securities	**$ 1,104,105**	**$ 1,001,784**

Debt securities are pledged in order to meet various regulatory and legal requirements. Restricted pledged securities had a carrying value of $17.9 million at December 31, 2022 and $23.9 million at December 31, 2021. Unrestricted pledged securities had a carrying value of $251.5 million at December 31, 2022 and $443.0 million at December 31, 2021. Any changes to restricted pledged securities require approval of the pledge beneficiary. Approval is not required for unrestricted pledged securities.

NOTE 7. LOANS AND LOANS HELD FOR SALE

Loans are presented net of unearned income. Unearned income consists of net deferred loan fees and costs of $7.5 million at December 31, 2022 and $14.1 million at December 31, 2021 and a discount related to purchase accounting fair value adjustments of $4.7 million at December 31, 2022 and $6.7 million at December 31, 2021.

Form 10-K

S&T BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the composition of originated and acquired loans as of the dates presented:

(dollars in thousands)	December 31, 2022	December 31, 2021
Commercial real estate	$ 2,538,839	$ 2,690,528
Commercial and industrial	1,510,392	1,513,523
Commercial construction	381,963	424,755
Business banking	1,205,944	1,135,693
Consumer real estate	1,421,953	1,127,585
Other consumer	124,878	107,906
Total Portfolio loans	**$ 7,183,969**	**$ 6,999,990**
Loans held for sale	16	1,522
Total Loans [(1)]	**$ 7,183,985**	**$ 7,001,512**

[(1)] *Excludes interest receivable of $28.3 million at December 31, 2022 and $18.7 million at December 31, 2021. Interest receivable is included in other assets in the Consolidated Balance Sheets.*

C&I, included $4.0 million of loans originated under the Paycheck Protection Program, or PPP, at December 31, 2022 compared to $88.3 million at December 31, 2021. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security, or CARES Act was signed into law. The CARES Act included the PPP, a program designed to aid small and medium sized businesses through federally guaranteed loans distributed through banks. PPP loans are forgivable, in whole or in part, if the proceeds are used for payroll and other permitted expenses in accordance with the requirements of the PPP. The loans are 100 percent guaranteed by the Small Business Administration, or SBA. These loans carry a fixed rate of 1.00 percent and a term of two years, or five years for loans approved by the SBA, on or after June 5, 2020. Payments are deferred for at least six months of the loan. The SBA pays us a processing fee ranging from 1 percent to 5 percent based on the size of the loan. Interest is accrued as earned and loan origination fees and direct costs are deferred and accreted or amortized into interest income over the life of the loan using the level yield method. When a PPP loan is paid off or forgiven by the SBA, the remaining unaccreted or unamortized net origination fees or costs will be immediately recognized into income.

 Business banking consists of commercial loans made to small businesses that are standard, non-complex products evaluated through a streamlined credit approval process that has been designed to maximize efficiency while maintaining high credit quality standards that meet small business market customers' needs.

Form 10-K

The following table summarizes our TDRs as of the dates presented:

(dollars in thousands)	December 31, 2022			December 31, 2021		
	Accruing TDRs	Nonaccruing TDRs	Total TDRs	Accruing TDRs	Nonaccruing TDRs	Total TDRs
Commercial real estate	$ —	$ —	$ —	$ —	$ 1,697	$ 1,697
Commercial and industrial	626	—	626	748	14,889	15,637
Commercial construction	1,655	—	1,655	2,190	2,087	4,277
Business banking	438	1,087	1,525	858	1,696	2,554
Consumer real estate	6,168	1,798	7,966	6,122	1,405	7,527
Other consumer	4	9	13	3	—	3
Total	**$ 8,891**	**$ 2,894**	**$ 11,785**	**$ 9,921**	**$ 21,774**	**$ 31,695**

There was one $0.2 million TDR returned to accruing status during 2022 compared to no TDRs returned to accruing status during 2021.

The following tables present the TDRs by portfolio segment and by type of concession for the years ended:

December 31, 2022

(dollars in thousands)	Number of Contracts	Type of Modification					Total Post-Modification Outstanding Recorded Investment[2]	Total Pre-Modification Outstanding Recorded Investment[2]
		Bankruptcy[1]	Other	Extend Maturity	Modify Rate	Modify Payments		
Commercial real estate	—	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial industrial	—	—	—	—	—	—	—	—
Commercial construction	—	—	—	—	—	—	—	—
Business banking	2	—	154	—	—	—	154	203
Consumer real estate	23	1,436	—	610	—	—	2,046	2,558
Other consumer	2	11	—	—	—	—	11	15
Total	**27**	**$ 1,447**	**$ 154**	**$ 610**	**$ —**	**$ —**	**$ 2,211**	**$ 2,776**

[1] Bankruptcy is consumer bankruptcy loans where the debt has been legally discharged through the bankruptcy court and not reaffirmed.

[2] Excludes loans that were fully paid off or fully charged-off by period end. The pre-modification balance represents the balance outstanding prior to modification. The post-modification balance represents the outstanding balance at period end.

December 31, 2021

(dollars in thousands)	Number of Contracts	Type of Modification					Total Post-Modification Outstanding Recorded Investment[2]	Total Pre-Modification Outstanding Recorded Investment[2]
		Bankruptcy[1]	Other	Extend Maturity	Modify Rate	Modify Payments		
Commercial real estate	1	$ —	$ —	$ —	$ —	$ 1,300	$ 1,300	$ 1,824
Commercial industrial	3	—	—	2,039	—	9,182	11,221	21,297
Commercial construction	1	—	—	2,087	—	—	2,087	5,279
Business banking	9	8	—	558	—	1,155	1,721	1,792
Consumer real estate	26	1,099	—	—	—	147	1,246	1,280
Other consumer	—	—	—	—	—	—	—	—
Total	**40**	**$ 1,107**	**$ —**	**$ 4,684**	**$ —**	**$ 11,784**	**$ 17,575**	**$ 31,472**

[1] Bankruptcy is consumer bankruptcy loans where the debt has been legally discharged through the bankruptcy court and not reaffirmed.

[2] Excludes loans that were fully paid off or fully charged-off by period end. The pre-modification balance represents the balance outstanding prior to modification. The post-modification balance represents the outstanding balance at period end.

Form 10-K

In response to the coronavirus, or COVID-19 pandemic, and its economic impact on our customers, we implemented a short-term modification program that complied with the CARES Act to provide temporary payment relief to those borrowers directly impacted by the COVID-19 pandemic who were not more than 30 days past due as of December 31, 2019. This program allowed for a deferral of payments for 90 days and up to a maximum of 180 days for our commercial customers. The customer remained responsible for deferred payments along with any additional interest accrued during the deferral period. For our consumer customers, interest did not accrue during the deferral period and the maturity date was extended by the length of the deferral period. Under the applicable guidance none of these loans were considered restructured. The program ended January 1, 2022 and we had no loans modified at December 31, 2022, compared to eight loans that were modified totaling $28.8 million at December 31, 2021.

As of December 31, 2022, we had 16 commitments to lend an additional $0.4 million on TDRs compared to 12 commitments to lend an additional $2.6 million at December 31, 2021.

Defaulted TDRs are defined as loans having a payment default of 90 days or more after the restructuring takes place that were restructured within the last 12 months prior to defaulting. There were no TDRs that defaulted during 2022 or 2021.

The following table is a summary of nonperforming assets as of the dates presented:

	December 31,		
(dollars in thousands)	2022		2021
Nonperforming Assets			
Nonaccrual loans	$ 16,158	$	44,517
Nonaccrual TDRs	2,894		21,774
Total Nonaccrual loans	19,052		66,291
OREO	3,065		13,313
Total Nonperforming Assets	$ 22,117	$	79,604

The following table presents a summary of the aggregate amount of loans to certain officers, directors of S&T or any affiliates of such persons as of the dates presented:

	December 31,		
(dollars in thousands)	2022		2021
Balance at beginning of year	$ 6,157	$	6,329
New loans	1,085		1,826
Repayments or no longer considered a related party	(3,114)		(1,998)
Balance at end of year	$ 4,128	$	6,157

NOTE 8. ALLOWANCE FOR CREDIT LOSSES

We maintain an ACL at a level determined to be adequate to absorb estimated expected credit losses within the loan portfolio over the contractual life of an instrument that considers our historical loss experience, current conditions and forecasts of future economic conditions as of the balance sheet date. We develop and document a systematic ACL methodology based on the following portfolio segments: 1) CRE, 2) C&I, 3) Commercial Construction, 4) Business Banking, 5) Consumer Real Estate and 6) Other Consumer.

The following are key risks within each portfolio segment:

CRE—Loans secured by commercial purpose real estate, including both owner-occupied properties and investment properties for various purposes such as hotels, retail, multifamily and health care. The primary sources of repayment for these loans are the operations of the individual projects and global cash flows of the debtors. The condition of the local economy is an important indicator of risk, but there are also more specific risks depending on the collateral type and the business prospects of the lessee, if the project is not owner-occupied.

C&I—Loans made to operating companies or manufacturers for the purpose of production, operating capacity, accounts receivable, inventory or equipment financing. The primary source of repayment for these loans is cash flow from the operations of the company. The condition of the local economy is an important indicator of risk, but there are also more specific risks depending on the industry of the company. Collateral for these types of loans often does not have sufficient value in a distressed or liquidation scenario to satisfy the outstanding debt.

Form 10-K

Commercial Construction—Loans made to finance construction of buildings or other structures, as well as to finance the acquisition and development of raw land for various purposes. While the risk of these loans is generally confined to the construction period, if there are problems, the project may not be completed, and as such, may not provide sufficient cash flow on its own to service the debt or have sufficient value in a liquidation to cover the outstanding principal. The condition of the local economy is an important indicator of risk, but there are also more specific risks depending on the type of project and the experience and resources of the developer.

Business Banking—Commercial loans made to small businesses that are standard, non-complex products evaluated through a streamlined credit approval process that has been designed to maximize efficiency while maintaining high credit quality standards that meet small business market customers' needs. The business banking portfolio is monitored by utilizing a standard and closely managed process focusing on behavioral and performance criteria. The condition of the local economy is an important indicator of risk, but there are also more specific risks depending on the collateral type and business.

Consumer Real Estate—Loans secured by first and second liens such as home equity loans, home equity lines of credit and 1-4 family residential mortgages. The primary source of repayment for these loans is the income and assets of the borrower. The condition of the local economy, in particular the unemployment rate, is an important indicator of risk for this segment. The state of the local housing market can also have a significant impact on this segment because low demand and/or declining home values can limit the ability of borrowers to sell a property and satisfy the debt.

Other Consumer—Loans made to individuals that may be secured by assets other than 1-4 family residences, as well as unsecured loans. This segment includes auto loans, unsecured loans and lines. The primary source of repayment for these loans is the income and assets of the borrower. The condition of the local economy, in particular the unemployment rate, is an important indicator of risk for this segment. The value of the collateral, if there is any, is less likely to be a source of repayment due to less certain collateral values.

Management monitors various credit quality indicators for the commercial, business banking and consumer loan portfolios, including changes in risk ratings, nonaccrual status and delinquency on a monthly basis.

We monitor the commercial loan portfolio through an internal risk rating system. Loan risk ratings are assigned based upon the creditworthiness of the borrower and are reviewed on an ongoing basis according to our internal policies. Loans within the pass rating generally have a lower risk of loss than loans risk rated as special mention or substandard.

Our risk ratings are consistent with regulatory guidance and are as follows:

Pass—The loan is currently performing and is of high quality.

Special Mention—A special mention loan has potential weaknesses that warrant management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects or in the strength of our credit position at some future date.

Substandard—A substandard loan is not adequately protected by the net worth and/or paying capacity of the borrower or by the collateral pledged, if any. Substandard loans have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. These loans are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected.

Doubtful—Loans classified doubtful have all the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions, and values, highly questionable and improbable.

Form 10-K

The following tables present loan balances by year of origination and internally assigned risk rating for our portfolio segments as of the dates presented:

				December 31, 2022					
				Risk Rating					
(dollars in thousands)	2022	2021	2020	2019	2018	2017 and Prior	Revolving	Revolving- Term	Total
Commercial Real Estate									
Pass	$ 292,732	$ 360,423	$ 267,743	$ 422,872	$ 227,006	$ 704,600	$ 21,666	—	$2,297,042
Special Mention	—	—	—	13,187	20,090	101,112	—	—	134,389
Substandard	—	—	1,306	13,434	14,845	77,823	—	—	107,408
Doubtful	—	—	—	—	—	—	—	—	—
Total Commercial Real Estate	**292,732**	**360,423**	**269,049**	**449,493**	**261,941**	**883,535**	**21,666**	**—**	**2,538,839**
Commercial and Industrial									
Pass	253,324	264,012	88,544	63,190	62,874	138,250	559,777	—	1,429,971
Special Mention	—	25,436	—	5,103	1,885	7,132	19,280	—	58,836
Substandard	372	—	—	5,705	1,152	1,891	12,465	—	21,585
Doubtful	—	—	—	—	—	—	—	—	—
Total Commercial and Industrial	**253,696**	**289,448**	**88,544**	**73,998**	**65,911**	**147,273**	**591,522**	**—**	**1,510,392**
Commercial Construction									
Pass	120,655	159,737	40,762	6,338	3,953	2,297	27,284	—	361,026
Special Mention	—	10,954	—	8,104	—	—	—	—	19,058
Substandard	—	—	—	—	—	1,879	—	—	1,879
Doubtful	—	—	—	—	—	—	—	—	—
Total Commercial Construction	**120,655**	**170,691**	**40,762**	**14,442**	**3,953**	**4,176**	**27,284**	**—**	**381,963**
Business Banking									
Pass	287,520	233,499	87,926	107,819	80,549	276,843	104,354	645	1,179,155
Special Mention	—	157	146	—	2,790	3,945	793	95	7,926
Substandard	159	67	3,077	1,912	1,550	11,391	124	551	18,831
Doubtful	—	—	—	—	—	32	—	—	32
Total Business Banking	**287,679**	**233,723**	**91,149**	**109,731**	**84,889**	**292,211**	**105,271**	**1,291**	**1,205,944**
Consumer Real Estate									
Pass	296,900	148,790	91,477	74,155	30,658	191,228	552,994	21,547	1,407,749
Special Mention	—	—	—	—	—	882	—	—	882
Substandard	48	213	136	428	1,373	8,059	655	2,410	13,322
Doubtful	—	—	—	—	—	—	—	—	—
Total Consumer Real Estate	**296,948**	**149,003**	**91,613**	**74,583**	**32,031**	**200,169**	**553,649**	**23,957**	**1,421,953**
Other consumer									
Pass	20,046	10,819	5,427	3,242	1,013	724	82,125	1,404	124,800
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	8	—	—	28	21	—	—	21	78
Doubtful	—	—	—	—	—	—	—	—	—
Total Other Consumer	**20,054**	**10,819**	**5,427**	**3,270**	**1,034**	**724**	**82,125**	**1,425**	**124,878**
Pass	1,271,177	1,177,280	581,879	677,616	406,053	1,313,942	1,348,200	23,596	6,799,743
Special Mention	—	36,547	146	26,394	24,765	113,071	20,073	95	221,091
Substandard	587	280	4,519	21,507	18,941	101,043	13,244	2,982	163,103
Doubtful	—	—	—	—	—	32	—	—	32
Total Loan Balance	**$1,271,764**	**$ 1,214,107**	**$ 586,544**	**$ 725,517**	**$ 449,759**	**$ 1,528,088**	**$1,381,517**	**$ 26,673**	**$7,183,969**

Form 10-K

		December 31, 2021							
		Risk Rating							
(dollars in thousands)	2021	2020	2019	2018	2017	2016 and Prior	Revolving	Revolving-Term	Total
Commercial Real Estate									
Pass	$ 385,347	$ 316,003	$ 412,191	$ 314,303	$ 213,019	$ 698,992	$ 35,448	—	$2,375,303
Special Mention	—	—	37,786	6,401	40,445	75,938	—	—	160,570
Substandard	—	1,356	18,743	14,039	12,555	106,461	1,500	—	154,654
Doubtful	—	—	—	—	—	—	—	—	—
Total Commercial Real Estate	**385,347**	**317,359**	**468,720**	**334,743**	**266,019**	**881,391**	**36,948**	**—**	**2,690,528**
Commercial and Industrial									
Pass	437,483	126,371	115,359	83,030	37,176	132,182	536,554	—	1,468,155
Special Mention	46	—	3,060	2,546	72	832	8,887	—	15,443
Substandard	—	—	14,221	1,336	4,174	3,456	4,961	—	28,148
Doubtful	—	—	1,777	—	—	—	—	—	1,777
Total Commercial and Industrial	**437,529**	**126,371**	**134,417**	**86,912**	**41,422**	**136,470**	**550,402**	**—**	**1,513,523**
Commercial Construction									
Pass	142,321	108,405	111,512	16,838	989	3,539	30,036	—	413,640
Special Mention	—	—	—	—	—	4,458	—	—	4,458
Substandard	—	2,157	2,020	—	—	2,480	—	—	6,657
Doubtful	—	—	—	—	—	—	—	—	—
Total Commercial Construction	**142,321**	**110,562**	**113,532**	**16,838**	**989**	**10,477**	**30,036**	**—**	**424,755**
Business Banking									
Pass	257,264	107,791	141,411	110,586	79,187	293,215	107,093	443	1,096,990
Special Mention	104	151	1,986	1,365	1,057	5,929	160	111	10,863
Substandard	41	106	1,579	3,277	1,645	19,591	977	625	27,841
Doubtful	—	—	—	—	—	—	—	—	—
Total Business Banking	**257,409**	**108,048**	**144,976**	**115,228**	**81,889**	**318,735**	**108,230**	**1,179**	**1,135,693**
Consumer Real Estate									
Pass	137,465	100,995	91,981	48,531	39,029	231,861	442,530	23,391	1,115,783
Special Mention	—	—	—	—	—	937	—	—	937
Substandard	—	—	184	1,625	1,355	5,664	876	1,161	10,865
Doubtful	—	—	—	—	—	—	—	—	—
Total Consumer Real Estate	**137,465**	**100,995**	**92,165**	**50,156**	**40,384**	**238,462**	**443,406**	**24,552**	**1,127,585**
Other consumer									
Pass	19,976	9,396	7,120	2,878	613	2,037	57,702	1,130	100,852
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	83	52	141	215	408	4,407	201	1,547	7,054
Doubtful	—	—	—	—	—	—	—	—	—
Total Other Consumer	**20,059**	**9,448**	**7,261**	**3,093**	**1,021**	**6,444**	**57,903**	**2,677**	**107,906**
Pass	1,379,856	768,961	879,574	576,166	370,013	1,361,826	1,209,363	24,964	6,570,723
Special Mention	150	151	42,832	10,312	41,574	88,094	9,047	111	192,271
Substandard	124	3,671	36,888	20,492	20,137	142,059	8,515	3,333	235,219
Doubtful	—	—	1,777	—	—	—	—	—	1,777
Total Loan Balance	**$1,380,130**	**$ 772,783**	**$ 961,071**	**$ 606,970**	**$ 431,724**	**$ 1,591,979**	**$1,226,925**	**$ 28,408**	**$6,999,990**

Form 10-K

We monitor the delinquent status of the commercial and consumer portfolios on a monthly basis. Loans are considered nonaccrual when interest and principal are 90 days or more past due or management has determined that a material deterioration in the borrower's financial condition exists. The risk of loss is generally highest for nonaccrual loans.

The following tables present loan balances by year of origination and accrual and nonaccrual status for our portfolio segments as of the dates presented:

					December 31, 2022				
(dollars in thousands)	**2022**	**2021**	**2020**	**2019**	**2018**	**2017 and Prior**	**Revolving**	**Revolving-Term**	**Total**
Commercial Real Estate									
Accrual	$ 292,732	$ 360,423	$ 269,049	$ 449,493	$ 261,941	$ 876,435	$ 21,666	$ —	$2,531,739
Nonaccrual	—	—	—	—	—	7,100	—	—	7,100
Total Commercial Real Estate	**292,732**	**360,423**	**269,049**	**449,493**	**261,941**	**883,535**	**21,666**	**—**	**2,538,839**
Commercial and Industrial									
Accrual	253,696	289,448	88,544	73,998	65,858	147,273	591,292	—	1,510,109
Nonaccrual	—	—	—	—	53	—	230	—	283
Total Commercial and Industrial	**253,696**	**289,448**	**88,544**	**73,998**	**65,911**	**147,273**	**591,522**	**—**	**1,510,392**
Commercial Construction									
Accrual	120,655	170,691	40,762	14,442	3,953	3,792	27,284	—	381,579
Nonaccrual	—	—	—	—	—	384	—	—	384
Total Commercial Construction	**120,655**	**170,691**	**40,762**	**14,442**	**3,953**	**4,176**	**27,284**	**—**	**381,963**
Business Banking									
Accrual	287,679	233,656	91,149	109,479	83,689	289,435	105,172	1,195	1,201,454
Nonaccrual	—	67	—	252	1,200	2,776	99	96	4,490
Total Business Banking	**287,679**	**233,723**	**91,149**	**109,731**	**84,889**	**292,211**	**105,271**	**1,291**	**1,205,944**
Consumer Real Estate									
Accrual	296,948	148,868	91,085	73,947	31,646	196,384	553,441	23,108	1,415,427
Nonaccrual	—	135	528	636	385	3,785	208	849	6,526
Total Consumer Real Estate	**296,948**	**149,003**	**91,613**	**74,583**	**32,031**	**200,169**	**553,649**	**23,957**	**1,421,953**
Other Consumer									
Accrual	20,054	10,819	5,303	3,270	1,034	593	82,125	1,411	124,609
Nonaccrual	—	—	124	—	—	131	—	14	269
Total Other Consumer	**20,054**	**10,819**	**5,427**	**3,270**	**1,034**	**724**	**82,125**	**1,425**	**124,878**
Accrual	1,271,764	1,213,905	585,892	724,629	448,121	1,513,912	1,380,980	25,714	7,164,917
Nonaccrual	—	202	652	888	1,638	14,176	537	959	19,052
Total Loan Balance	**$1,271,764**	**$1,214,107**	**$ 586,544**	**$ 725,517**	**$ 449,759**	**$1,528,088**	**$1,381,517**	**$ 26,673**	**$7,183,969**

						December 31, 2021				
(dollars in thousands)	**2021**	**2020**	**2019**	**2018**	**2017**	**2016 and Prior**	**Revolving**	**Revolving-Term**	**Total**
Commercial Real Estate									
Accrual	$ 385,347	$ 317,359	$ 461,613	$ 332,482	$ 259,723	$ 865,567	$ 36,948	$ —	$2,659,039
Nonaccrual	—		7,107	2,261	6,296	15,824	—	—	31,488
Total Commercial Real Estate	**385,347**	**317,359**	**468,720**	**334,743**	**266,019**	**881,391**	**36,948**	**—**	**2,690,528**
Commercial and Industrial									
Accrual	437,529	126,371	123,944	86,852	38,540	136,427	548,622	—	1,498,285
Nonaccrual	—	—	10,473	60	2,882	43	1,780	—	15,239
Total Commercial and Industrial	**437,529**	**126,371**	**134,417**	**86,912**	**41,422**	**136,470**	**550,402**	**—**	**1,513,523**
Commercial Construction									
Accrual	142,321	110,562	111,445	16,838	989	10,093	30,036	—	422,284
Nonaccrual	—	—	2,087	—	—	384	—	—	2,471
Total Commercial Construction	**142,321**	**110,562**	**113,532**	**16,838**	**989**	**10,477**	**30,036**	**—**	**424,755**
Business Banking									
Accrual	257,368	107,984	144,689	113,820	81,195	311,673	108,202	1,122	1,126,052
Nonaccrual	41	64	287	1,408	694	7,062	28	57	9,641
Total Business Banking	**257,409**	**108,048**	**144,976**	**115,228**	**81,889**	**318,735**	**108,230**	**1,179**	**1,135,693**
Consumer Real Estate									
Accrual	137,465	100,253	91,689	49,853	39,657	234,297	443,238	23,839	1,120,291
Nonaccrual	—	742	476	303	727	4,165	168	713	7,294
Total Consumer Real Estate	**137,465**	**100,995**	**92,165**	**50,156**	**40,384**	**238,462**	**443,406**	**24,552**	**1,127,585**
Other Consumer									
Accrual	20,059	9,290	7,261	3,093	1,021	6,444	57,903	2,677	107,748
Nonaccrual	—	158	—	—	—	—	—	—	158
Total Other Consumer	**20,059**	**9,448**	**7,261**	**3,093**	**1,021**	**6,444**	**57,903**	**2,677**	**107,906**
Accrual	1,380,089	771,819	940,641	602,938	421,125	1,564,501	1,224,949	27,638	6,933,699
Nonaccrual	41	964	20,430	4,032	10,599	27,478	1,976	770	66,291
Total Loan Balance	**$1,380,130**	**$ 772,783**	**$ 961,071**	**$ 606,970**	**$ 431,724**	**$1,591,979**	**$1,226,925**	**$ 28,408**	**$6,999,990**

The following tables present the age analysis of past due loans segregated by class of loans as of the dates presented:

(dollars in thousands)		Current		30-59 Days Past Due		60-89 Days Past Due		Nonaccrual		Total Past Due Loans		Total Loans
						December 31, 2022						
Commercial real estate	$	2,523,315	$	8,424	$	—	$	7,100	$	15,524	$	2,538,839
Commercial and industrial		1,505,805		4,304		—		283		4,587		1,510,392
Commercial construction		381,579		—		—		384		384		381,963
Business banking		1,199,586		1,583		285		4,490		6,358		1,205,944
Consumer real estate		1,409,907		3,617		1,903		6,526		12,046		1,421,953
Other consumer		124,384		165		60		269		494		124,878
Total	$	**7,144,576**	$	**18,093**	$	**2,248**	$	**19,052**	$	**39,393**	$	**7,183,969**

(dollars in thousands)		Current		30-59 Days Past Due		60-89 Days Past Due		Nonaccrual		Total Past Due Loans		Total Loans
						December 31, 2021[1]						
Commercial real estate	$	2,659,040	$	—	$	—	$	31,488	$	31,488	$	2,690,528
Commercial and industrial		1,497,755		529		—		15,239		15,768		1,513,523
Commercial construction		421,834		450		—		2,471		2,921		424,755
Business banking		1,124,748		813		491		9,641		10,945		1,135,693
Consumer real estate		1,117,073		1,087		2,130		7,294		10,512		1,127,585
Other consumer		107,492		206		50		158		414		107,906
Total	$	**6,927,943**	$	**3,085**	$	**2,672**	$	**66,291**	$	**72,048**	$	**6,999,990**

[1] *We had eight loans that were modified totaling $28.8 million under the CARES act at December 31, 2021. These customers were not considered past due as a result of their delayed payments. Upon exiting the loan modification deferral program, the measurement of loan delinquency resumed where it left off upon entry into the program.*

Form 10-K

The following tables present loans on nonaccrual status by class of loan:

| | December 31, 2022 | | | December 31, 2022 |
| | | | | For the twelve months ended |
(dollars in thousands)	Beginning of Period Nonaccrual	End of Period Nonaccrual	Nonaccrual With No Related Allowance	Interest Income Recognized on Nonaccrual[1]
Commercial real estate	$ 31,488	$ 7,100	$ 5,649	$ 580
Commercial and industrial	15,239	283	—	148
Commercial construction	2,471	384	—	171
Business banking	9,641	4,490	933	228
Consumer real estate	7,294	6,526	—	257
Other consumer	158	269	—	1
Total	**$ 66,291**	**$ 19,052**	**$ 6,582**	**$ 1,385**

[1] Represents only cash payments received and applied to interest on nonaccrual loans.

| | December 31, 2021 | | | December 31, 2021 |
| | | | | For the twelve months ended |
(dollars in thousands)	Beginning of Period Nonaccrual	End of Period Nonaccrual	Nonaccrual With No Related Allowance	Interest Income Recognized on Nonaccrual[1]
Commercial real estate	$ 101,070	$ 31,488	$ 28,046	$ 158
Commercial and industrial	16,985	15,239	5,707	74
Commercial construction	384	2,471	2,020	(28)
Business banking	17,122	9,641	1,696	427
Consumer real estate	11,117	7,294	—	496
Other consumer	96	158	—	1
Total	**$ 146,774**	**$ 66,291**	**$ 37,469**	**$ 1,128**

[1] Represents only cash payments received and applied to interest on nonaccrual loans.

The following tables present collateral-dependent loans by class of loan:

| | December 31, 2022 | | |
| | Type of Collateral | | |
(dollars in thousands)	Real Estate	Blanket Lien	Other
Commercial real estate	$ 5,649	$ —	$ —
Commercial and industrial	—	626	—
Commercial construction	1,655	—	—
Business banking	260	1,112	154
Consumer real estate	561	—	—
Total	**$ 8,125**	**$ 1,738**	**$ 154**

| | December 31, 2021 | | |
| | Type of Collateral | | |
(dollars in thousands)	Real Estate	Blanket Lien	Other
Commercial real estate	$ 28,046	$ —	$ —
Commercial and industrial	259	4,905	10,473
Commercial construction	4,210	—	—
Business banking	910	1,636	—
Consumer real estate	1,031	—	—
Total	**$ 34,456**	**$ 6,541**	**$ 10,473**

Form 10-K

The following tables present activity in the ACL for the periods presented:

	Twelve Months Ended December 31, 2022						
(dollars in thousands)	Commercial Real Estate	Commercial and Industrial	Commercial Construction	Business Banking	Consumer Real Estate	Other Consumer	Total Loans
Allowance for credit losses on loans:							
Balance at beginning of period	$ 50,700	$ 19,727	$ 5,355	$ 11,338	$ 8,733	$ 2,723	$ 98,576
Provision for credit losses on loans[1]	(9,064)	4,797	908	3,644	3,536	1,538	5,359
Charge-offs	(827)	(5,797)	—	(3,314)	(304)	(1,375)	(11,617)
Recoveries	619	6,983	1	879	140	400	9,022
Net (Charge-offs)/Recoveries	(208)	1,186	1	(2,435)	(164)	(975)	(2,595)
Balance at End of Period	$ 41,428	$ 25,710	$ 6,264	$ 12,547	$ 12,105	$ 3,286	$ 101,340

[1]*Excludes the provision for credit losses for unfunded commitments.*

	Twelve Months Ended December 31, 2021						
(dollars in thousands)	Commercial Real Estate	Commercial and Industrial	Commercial Construction	Business Banking	Consumer Real Estate	Other Consumer	Total Loans
Allowance for credit losses on loans:							
Balance at beginning of period	$ 65,656	$ 16,100	$ 7,239	$ 15,917	$ 10,014	$ 2,686	$ 117,612
Provision for credit losses on loans[1]	(2,569)	23,746	(1,842)	(3,159)	(1,020)	338	15,494
Charge-offs	(13,444)	(20,923)	(56)	(1,580)	(569)	(952)	(37,524)
Recoveries	1,057	804	14	160	308	651	2,994
Net (Charge-offs)/Recoveries	(12,387)	(20,119)	(42)	(1,420)	(261)	(301)	(34,530)
Balance at End of Period	$ 50,700	$ 19,727	$ 5,355	$ 11,338	$ 8,733	$ 2,723	$ 98,576

[1]*Excludes the provision for credit losses for unfunded commitments.*

The C&I portfolio included $4.0 million of loans originated under the PPP at December 31, 2022 compared to $88.3 million at December 31, 2021. The loans are 100 percent guaranteed by the SBA, therefore, we have not assigned any ACL to these loans at December 31, 2022.

NOTE 9. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

We have 47 lease contracts, including 45 operating leases and two finance leases at December 31, 2022. These leases are for our branch, loan production and support services facilities. Included in the lease expense for premises are leases with one S&T director, which totaled approximately $0.2 million for each of the three years 2022, 2021 and 2020. No new lease agreements were entered into in 2022.

The following table presents our lease expense for finance and operating leases for the years ended December 31:

(dollars in thousands)	2022	2021	2020
Operating lease expense	$ 5,169	$ 5,135	$ 5,711
Amortization of ROU assets - finance leases	179	224	224
Interest on lease liabilities - finance leases	65	74	84
Total Lease Expense	$ 5,413	$ 5,433	$ 6,019

[1] *Included in occupancy expense in our Consolidated Statements of Net Income.*
[2] *Included in borrowings interest expense in our Consolidated Statements of Net Income.*

S&T BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents our ROU assets, weighted average term and the discount rates for finance and operating leases as of December 31:

(dollars in thousands)		2022		2021
Operating Leases				
ROU assets	$	43,089	$	44,067
Operating cash flows	$	6,826	$	6,570
Finance Leases				
ROU assets	$	876	$	1,055
Operating cash flows	$	65	$	74
Financing cash flows	$	160	$	194
Weighted Average Lease Term - Years				
Operating leases		17.9		18.9
Finance leases		12.7		12.4
Weighted Average Discount Rate				
Operating leases		5.83 %		5.82 %
Finance leases		6.01 %		5.91 %

The following table presents the maturity analysis of lease liabilities for finance and operating leases as of December 31, 2022:

(dollars in thousands)						
Maturity Analysis		**Finance**		**Operating**		**Total**
2023	$	129	$	4,924	$	5,053
2024		130		4,831		4,961
2025		132		4,891		5,023
2026		133		4,781		4,914
2027		134		4,539		4,673
Thereafter		877		59,960		60,837
Total		**1,535**		**83,926**		**85,461**
Less: Present value discount		(496)		(34,229)		(34,725)
Lease Liabilities	$	**1,039**	$	**49,697**	$	**50,736**

NOTE 10. PREMISES AND EQUIPMENT

The following table is a summary of premises and equipment as of the dates presented:

(dollars in thousands)	December 31, 2022		December 31, 2021	
Land	$	8,651	$	8,651
Premises		61,904		62,313
Furniture and equipment		48,941		46,799
Leasehold improvements		12,083		12,205
		131,579		129,968
Accumulated depreciation		(82,294)		(77,336)
Total	$	**49,285**	$	**52,632**

Depreciation expense related to premises and equipment was $6.4 million in 2022, $6.6 million in 2021 and $6.7 million in 2020.

NOTE 11. GOODWILL AND OTHER INTANGIBLE ASSETS

The following table presents goodwill as of the dates presented:

(dollars in thousands)	December 31, 2022		December 31, 2021	
Balance at beginning of year	$	373,424	$	373,424
Additions		—		—
Balance at End of Year	$	**373,424**	$	**373,424**

Goodwill is reviewed for impairment annually or more frequently if it is determined that a triggering event has occurred. Based upon our qualitative assessment performed for our annual impairment analysis as of October 1, 2022, we concluded that goodwill was not impaired. No events or circumstances since the October 1, 2022 annual impairment test were noted that would indicate goodwill was impaired at December 31, 2022.

The following table presents a summary of intangible assets as of the dates presented:

(dollars in thousands)	December 31, 2022		December 31, 2021	
Gross carrying amount at beginning of year	$	31,340	$	31,340
Additions		—		—
Accumulated amortization		(25,962)		(24,445)
Balance at End of Year	$	**5,378**	$	**6,895**

Intangible assets of $5.4 million at December 31, 2022 relate to core deposit and wealth management customer relationships resulting from acquisitions. We determined the amount of identifiable intangible assets for our core deposits based upon an independent valuation. Other intangible assets are evaluated for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. There were no triggering events in 2022 requiring an impairment analysis to be completed.

Amortization expense on finite-lived intangible assets totaled $1.5 million, $1.8 million and $2.5 million for 2022, 2021 and 2020.

Form 10-K

The following is a summary of the expected amortization expense for finite-lived intangible assets, assuming no new additions, for each of the five years following December 31, 2022 and thereafter:

(dollars in thousands)		Amount
2023	$	1,319
2024	$	1,151
2025	$	820
2026	$	671
2027	$	562
Thereafter	$	855
Total	**$**	**5,378**

NOTE 12. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The following table indicates the amounts representing the value of derivative assets and derivative liabilities for the dates presented:

	Derivative Assets (Included in Other Assets)				Derivative Liabilities (Included in Other Liabilities)			
	December 31, 2022		December 31, 2021		December 31, 2022		December 31, 2021	
(dollars in thousands)	Notional Amount	Fair Value	Notional Amount	Fair Value	Notional Amount	Fair Value	Notional Amount	Fair Value
Derivatives Designated as Hedging Instruments								
Interest rate swap contracts - cash flow hedge	$ —	$ —	$ —	$ —	$ 500,000	$ 21,368	$ —	$ —
Total Derivatives Designated as Hedging Instruments	**$ —**	**$ —**	**$ —**	**$ —**	**$ 500,000**	**$ 21,368**	**$ —**	**$ —**
Derivatives Not Designated as Hedging Instruments								
Interest rate swap contracts - commercial loans	$ 976,707	$ 83,449	$1,017,178	$ 33,528	$ 976,707	$ 83,449	$1,017,178	$ 33,631
Interest rate lock commitments - mortgage loans	126	5	12,148	401	—	—	—	—
Forward sales contracts - mortgage loans	130	2	8,436	4	—	—	—	—
Total Derivatives Not Designated as Hedging Instruments	**$ 976,963**	**$ 83,456**	**$1,037,762**	**$ 33,933**	**$ 976,707**	**$ 83,449**	**$1,017,178**	**$ 33,631**
Total Derivatives	**$ 976,963**	**$ 83,456**	**$1,037,762**	**$ 33,933**	**$1,476,707**	**$104,817**	**$1,017,178**	**$ 33,631**

The following table indicates the gross amounts of interest rate swap derivative assets and derivative liabilities, the amounts offset and the carrying values in the Consolidated Balance Sheets at the dates presented:

	Derivatives (included in Other Assets)		Derivatives (included in Other Liabilities)	
(dollars in thousands)	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Gross amounts recognized	$ 83,449	$ 33,528	$ 104,817	$ 33,631
Gross amounts offset	—	—	—	—
Net amounts presented in the Consolidated Balance Sheets	83,449	33,528	104,817	33,631
Netting adjustments [1]	(15,196)	—	(15,196)	—
Cash collateral [2]	(65,065)	—	(6,307)	(33,631)
Net Amount	**$ 3,188**	**$ 33,528**	**$ 83,314**	**$ —**

[1] Netting adjustments represents the amounts recorded to convert derivatives assets and liabilities from a gross basis to a net basis in accordance with the applicable accounting guidance.

[2] Cash collateral represents the amount that cannot be used to offset our derivative assets and liabilities from a gross basis to a net basis in accordance with the applicable accounting guidance. The application of the cash collateral cannot reduce the net derivative position below zero. Therefore, excess cash collateral, if any, is not reflected above.

Form 10-K

The following table presents the effect of the cash flow hedges on OCI and on the Consolidated Statements of Comprehensive Income for the twelve month periods presented:

(dollars in thousands)	Amount of Loss Recognized in Other Comprehensive Income (Loss)		Amount of Loss Reclassified from Accumulated Other Comprehensive Income (Loss) into Interest Income	
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Derivatives in Cash Flow Hedging Relationships:				
Interest rate swap contracts - cash flow hedge	$ (16,806)	$ —	$ (72)	$ —
Total	**$ (16,806)**	**$ —**	**$ (72)**	**$ —**

Amounts reported in OCI related to derivatives that are designated as hedging instruments are reclassified to interest income as interest payments are received on variable rate assets. During the next twelve months, we estimate that an additional $11.0 million will be reclassified as a decrease to interest income.

The following table indicates the gain or (loss) recognized in income on derivatives not designated as hedging instruments for the years ended December 31:

(dollars in thousands)	2022	2021	2020
Derivatives not Designated as Hedging Instruments			
Interest rate swap contracts—commercial loans	$ 103	$ 610	$ (746)
Interest rate lock commitments—mortgage loans	(396)	(2,499)	1,715
Forward sale contracts—mortgage loans	(2)	389	478
Total Derivatives (Loss) Gain	**$ (295)**	**$ (1,500)**	**$ 1,447**

NOTE 13. MORTGAGE SERVICING RIGHTS

For the years ended December 31, 2022, 2021 and 2020, the 1-4 family mortgage loans that were sold to Fannie Mae amounted to $28.6 million, $287.9 million and $345.1 million. At December 31, 2022, 2021 and 2020 our servicing portfolio totaled $772.9 million, $841.7 million and $718.2 million.

The following table indicates MSRs and the net carrying values:

(dollars in thousands)	Servicing Rights	Valuation Allowance	Net Carrying Value
Balance at December 31, 2020	$ 6,620	$ (1,631)	$ 4,989
Additions	2,974	—	2,974
Amortization	(1,707)	—	(1,707)
Temporary recapture	—	1,421	1,421
Balance at December 31, 2021	$ 7,887	$ (210)	$ 7,677
Additions	358	—	358
Amortization	(1,098)	—	(1,098)
Temporary recapture	—	210	210
Balance at December 31, 2022	$ 7,147	$ —	$ 7,147

NOTE 14. QUALIFIED AFFORDABLE HOUSING

As part of our responsibilities under the Community Reinvestment Act and due to their favorable federal income tax benefits, we invest in Low Income Housing partnerships, or LIHPs. As a limited partner in these operating partnerships, we receive tax credits and tax deductions for losses incurred by the underlying properties. Our maximum exposure to loss associated with these investments consists of the investments' fair value plus any unfunded commitments as well as the denial of the tax credits if the project is deemed non-compliant. We do not have any loss reserves recorded related to these investments because we believe the likelihood of any loss to be remote.

Our total investment in qualified affordable housing projects was $23.6 million at December 31, 2022 and $12.6 million at December 31, 2021. Amortization expense, included in other noninterest expense in the Consolidated Statements of Net Income was $1.4 million, $1.2 million and $3.2 million for the twelve months ended December 31, 2022, 2021 and 2020. The amortization expense was offset by tax credits of $1.2 million, $2.0 million and $2.2 million for the twelve months ended

December 31, 2022, 2021 and 2020 as a reduction to our federal tax provision.

In 2022, we entered into three new qualified affordable housing projects and committed to a total investment of $20.1 million for these new projects. As of December 31, 2022, $4.4 million of funds were invested into these new projects. No amortization expense or tax credits will be recognized for these new projects until complete.

NOTE 15. DEPOSITS

The following table presents the composition of deposits at December 31 and interest expense for the years ended December 31:

(dollars in thousands)	2022 Balance	2022 Interest Expense	2021 Balance	2021 Interest Expense	2020 Balance	2020 Interest Expense
Noninterest-bearing demand	$ 2,588,692	$ —	$ 2,748,586	$ —	$ 2,261,994	$ —
Interest-bearing demand	846,653	1,025	979,133	809	864,510	2,681
Money market	1,731,521	11,948	2,070,579	3,652	1,937,063	11,645
Savings	1,118,511	1,121	1,110,155	366	969,508	972
Certificates of deposit	934,593	5,813	1,088,071	5,930	1,387,463	20,688
Total	**$ 7,219,970**	**$ 19,907**	**$ 7,996,524**	**$ 10,757**	**$ 7,420,538**	**$ 35,986**

The aggregate of all certificates of deposits over $250,000, including brokered CDs, were $219.2 million and $243.4 million at December 31, 2022 and 2021.

The following table indicates the scheduled maturities of certificates of deposit at December 31, 2022:

(dollars in thousands)	Amount
2023	$ 733,285
2024	124,661
2025	36,682
2026	23,543
2027	15,168
Thereafter	1,254
Total	**$ 934,593**

NOTE 16. SHORT-TERM BORROWINGS

Short-term borrowings are for terms under or equal to one year and at December 31, 2022 are comprised of FHLB advances. FHLB advances are for various terms and are secured by a blanket lien on residential mortgages and other real estate secured loans. During 2022, we discontinued our REPO product. All REPOs were overnight short-term investments not insured by the Federal Deposit Insurance Corporation, or FDIC. During 2021, securities pledged as collateral under these REPO financing arrangements could not be sold or repledged by the secured party and, therefore, the REPOs were accounted for as secured borrowings. Mortgage-backed securities with amortized cost of $86.3 million and carrying value of $88.4 million at December 31, 2021 were pledged as collateral for these secured transactions. The pledged securities were held in safekeeping at the Federal Reserve. Due to the overnight short-term nature of REPOs, potential risk due to a decline in the value of the pledged collateral was low. Collateral pledging requirements with REPOs were monitored daily.

The following table presents the composition of short-term borrowings, the weighted average interest rate as of December 31 and interest expense for the years ended December 31:

(dollars in thousands)	2022 Balance	2022 Weighted Average Interest Rate	2022 Interest Expense	2021 Balance	2021 Weighted Average Interest Rate	2021 Interest Expense	2020 Balance	2020 Weighted Average Interest Rate	2020 Interest Expense
REPOs	$ —	— %	$ 36	$ 84,491	0.10 %	$ 79	$ 65,163	0.25 %	$ 169
FHLB advances	370,000	4.49 %	1,649	—	— %	12	75,000	0.19 %	1,434
Total Short-term Borrowings	**$ 370,000**	**4.49 %**	**$ 1,685**	**$ 84,491**	**0.10 %**	**$ 91**	**$ 140,163**	**0.22 %**	**$ 1,603**

NOTE 17. LONG-TERM BORROWINGS AND SUBORDINATED DEBT

Long-term borrowings are for original terms greater than one year and are comprised of FHLB advances, finance leases and junior subordinated debt securities. Our long-term borrowings were $14.7 million as of December 31, 2022 and $22.4 million as of December 31, 2021. Long-term FHLB advances are secured by the same loans as short-term FHLB advances. Total loans pledged as collateral at the FHLB were $4.2 billion at December 31, 2022. We were eligible to borrow up to an additional $2.4 billion based on qualifying collateral and up to a maximum borrowing capacity of $2.9 billion at December 31, 2022.

The following table represents the balance of long-term borrowings, the weighted average interest rate as of December 31 and interest expense for the years ended December 31:

(dollars in thousand)	2022	2021	2020
Long-term borrowings	$ 14,741	$ 22,430	$ 23,681
Weighted average interest rate	2.61 %	1.94 %	2.03 %
Interest expense	$ 411	$ 458	$ 1,201

Scheduled annual maturities and average interest rates for all of our long-term debt for each of the five years subsequent to December 31, 2022 and thereafter are as follows:

(dollars in thousands)	Balance	Average Rate
2023	$ 464	5.74 %
2024	13,380	2.27 %
2025	81	5.98 %
2026	87	6.00 %
2027	93	6.02 %
Thereafter	636	5.91 %
Total	**$ 14,741**	**2.61 %**

Junior Subordinated Debt Securities

The following table represents the composition of junior subordinated debt securities at December 31 and the interest expense for the years ended December 31:

(dollars in thousands)	2022 Balance	2022 Interest Expense	2021 Balance	2021 Interest Expense	2020 Balance	2020 Interest Expense
Junior subordinated debt	$ 25,000	$ 850	$ 25,000	$ 756	$ 34,750	$ 1,007
Junior subordinated debt—trust preferred securities	29,453	1,545	29,393	1,087	29,333	1,279
Total	**$ 54,453**	**$ 2,395**	**$ 54,393**	**$ 1,843**	**$ 64,083**	**$ 2,286**

The following table summarizes the key terms of our junior subordinated debt securities:

(dollars in thousands)	2001 Trust Preferred Securities	2005 Trust Preferred Securities	2006 Junior Subordinated Debt	2008 Trust Preferred Securities
Junior Subordinated Debt	$—	$—	$25,000	$—
Trust Preferred Securities	5,155	4,124	—	20,619
Stated Maturity Date	7/25/2031	5/23/2035	12/15/2036	3/15/2038
Optional redemption date at par	Any time after 7/25/2011	Any time after 5/23/2010	Any time after 9/15/2011	Any time after 3/15/2013
Regulatory Capital	Tier 1	Tier 1	Tier 2	Tier 1
Interest Rate	6 Month LIBOR plus 375 bps	3 Month LIBOR plus 177 bps	3 month LIBOR plus 160 bps	3 month LIBOR plus 350 bps
Interest Rate at December 31, 2022	7.09%	6.46%	6.37%	8.27%

We have completed three private placements of trust preferred securities to financial institutions. As a result, we own 100 percent of the common equity of STBA Capital Trust I, DNB Capital Trust I and DNB Capital Trust II, or the Trusts. The Trusts were formed to issue mandatorily redeemable capital securities to third-party investors. The proceeds from the sale of the securities and the issuance of the common equity by the Trusts were invested in junior subordinated debt securities issued by us. The third-party investors are considered the primary beneficiaries of the Trusts; therefore, the Trusts qualify as variable interest entities, but are not consolidated into our financial statements. The Trusts pay dividends on the securities at the same rate as the interest paid by us on the junior subordinated debt held by the Trusts. DNB Capital Trust I and DNB Capital Trust II were acquired with the DNB merger.

NOTE 18. COMMITMENTS AND CONTINGENCIES

Commitments

The following table sets forth our commitments and letters of credit as of the dates presented:

	December 31,	
(dollars in thousands)	2022	2021
Commitments to extend credit	$ 2,713,586	$ 2,583,957
Standby letters of credit	64,356	87,335
Total	**$ 2,777,942**	**$ 2,671,292**

Allowance for Credit Losses on Unfunded Loan Commitments

We maintain an allowance for credit losses on unfunded commercial and consumer lending commitments and letters of credit to provide for the risk of loss in these arrangements.

The activity in the unfunded loan commitments reserve is summarized as of the dates presented:

	December 31,	
(dollars in thousands)	2022	2021
Balance at beginning of period	$ 5,189	$ 4,467
Provision for credit losses	3,007	722
Total	**$ 8,196**	**$ 5,189**

Contractual Obligations

Contractual obligations represent future cash commitments and liabilities under agreements with third parties and exclude contingent contractual liabilities for which we cannot reasonably predict future payments. We have various financial obligations, including contractual obligations and commitments that may require future cash payments. The following table presents as of December 31, 2022 significant fixed and determinable contractual obligations to third parties by payment date:

	Payments Due In				
(dollars in thousands)	2023	2024-2025	2026-2027	Later Years	Total
Deposits without a stated maturity[(1)]	$ 6,285,377	$ —	$ —	$ —	$ 6,285,377
Certificates of deposit[(1)]	733,285	161,343	38,711	1,254	934,593
Short-term borrowings[(1)]	370,000	—	—	—	370,000
Long-term borrowings[(1)]	464	13,461	180	636	14,741
Junior subordinated debt securities[(1)]	—	—	—	54,453	54,453
Operating and finance leases	5,053	9,984	9,587	60,837	85,461
Purchase obligations	32,555	62,656	53,190	—	148,401
Total	**$ 7,426,734**	**$ 247,444**	**$ 101,668**	**$ 117,180**	**$ 7,893,026**

[(1)]Excludes interest

Operating lease obligations represent lease arrangements as described in Note 10 Premises and Equipment, to the consolidated financial statements. Purchase obligations primarily represent obligations under agreement with our third-party data processing servicer, low income housing obligations and communications charges.

S&T BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Litigation

In the normal course of business, we are subject to various legal and administrative proceedings and claims. While any type of litigation contains a level of uncertainty, we believe that the outcome of such proceedings or claims pending will not have a material adverse effect on our consolidated financial position or results of operations.

NOTE 19. REVENUE FROM CONTRACTS WITH CUSTOMERS

The information presented in the following table presents the point of revenue recognition for revenue from contracts with customers. Other revenue streams are excluded such as: interest income, net securities gains and losses, insurance, mortgage banking and other revenues that are accounted for under other GAAP.

		Years ended December 31,		
(dollars in thousands)		**2022**	**2021**	**2020**
Revenue Streams [1]	**Point of Revenue Recognition**			
Service charges on deposit accounts	Over a period of time	$ 1,703	$ 1,880	$ 1,797
	At a point in time	15,126	13,160	11,800
		$ 16,829	**$ 15,040**	**$ 13,597**
Debit and credit card	Over a period time	$ 1,709	$ 919	$ 738
	At a point in time	17,299	17,033	14,355
		$ 19,008	**$ 17,952**	**$ 15,093**
Wealth management	Over a period of time	$ 8,714	$ 9,187	$ 7,919
	At a point in time	4,003	3,702	2,038
		$ 12,717	**$ 12,889**	**$ 9,957**
Other fee revenue	At a point in time	$ 1,550	$ 1,900	$ 1,810

[1] *Refer to Note 1 Summary of Significant Accounting Policies for the types of revenue streams that are included within each category.*

NOTE 20. INCOME TAXES

The following table presents the composition of income tax expense (benefit) for the years ended December 31:

(dollars in thousands)		**2022**		**2021**		**2020**
Federal						
Current	$	35,514	$	22,581	$	4,256
Deferred		(2,801)		2,273		(4,273)
Total Federal		32,713		24,854		(17)
State						
Current		828		361		145
Deferred		(131)		110		(129)
Total State		697		471		16
Total Federal and State	$	**33,410**	$	**25,325**	$	**(1)**

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes. We ordinarily generate an annual effective tax rate that is less than the statutory rate of 21 percent primarily due to benefits resulting from certain partnership investments, such as low income housing and historic rehabilitation projects, tax-exempt interest, excludable dividend income and tax-exempt income on BOLI. The state tax provision is due to taxable business activities conducted at our loan production office in New York.

S&T BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents a reconciliation of the statutory tax rate to the effective tax rate for the years ended December 31:

	2022	2021	2020
Statutory tax rate	21.0 %	21.0 %	21.0 %
Tax-exempt interest	(1.0)%	(1.3)%	(11.9)%
Low income housing tax credits	(0.7)%	(1.5)%	(11.1)%
Bank owned life insurance	(0.2)%	(0.3)%	(1.8)%
Other	0.7 %	0.8 %	3.8 %
Effective Tax Rate	**19.8 %**	**18.7 %**	**— %**

The following table presents significant components of our temporary differences as of the dates presented:

		December 31,	
(dollars in thousands)		2022	2021
Deferred Tax Assets:			
Allowance for loan losses	$	23,383	$ 22,083
Net unrealized holding losses on securities available-for-sale		21,843	—
Lease liabilities		10,767	10,876
State net operating loss carryforwards		5,924	5,565
Net unrealized losses on interest rate swaps		4,562	—
Cumulative adjustment to funded status of pension		4,029	3,922
Low income housing partnerships		3,098	3,270
Other employee benefits		3,070	3,433
Other		3,842	3,973
Deferred Tax Assets		**80,518**	**53,122**
Less: Valuation allowance		(5,924)	(5,565)
Total Deferred Tax Assets		**74,594**	**47,557**
Deferred Tax Liabilities:			
Right-of-use lease assets		(9,385)	(9,603)
Deferred loan income		(6,113)	(6,697)
Prepaid pension		(4,084)	(4,566)
Purchase accounting adjustments		(1,853)	(1,954)
Depreciation on premises and equipment		(629)	(1,107)
Net unrealized holding gains on securities available-for-sale		—	(2,004)
Other		(922)	(1,466)
Total Deferred Tax liabilities		**(22,986)**	**(27,397)**
Net Deferred Tax Asset	$	**51,608**	$ **20,160**

We establish a valuation allowance when it is more likely than not that we will not be able to realize the benefit of the deferred tax assets. Except for Pennsylvania net operating losses, or NOLs, we have determined that no valuation allowance is needed for deferred tax assets because it is more likely than not that these assets will be realized through future reversals of existing temporary differences and through future taxable income. The valuation allowance is reviewed quarterly and adjusted based on management's assessments of realizable deferred tax assets. Gross deferred tax assets were reduced by a valuation allowance of $5.9 million in 2022 compared to $5.6 million in 2021 related to Pennsylvania income tax NOLs. The Pennsylvania NOL carryforwards total $59.3 million and will expire in the years 2022-2042.

Unrecognized Tax Benefits

The following table reconciles the change in Federal and State gross unrecognized tax benefits, or UTB, for the years ended December 31:

(dollars in thousands)	2022	2021	2020
Balance at beginning of year	$ 1,331	$ 1,277	$ 1,051
Prior period tax positions	—	—	(18)
Current period tax positions	317	54	244
Balance at End of Year	**$ 1,648**	**$ 1,331**	**$ 1,277**
Amount That Would Impact the Effective Tax Rate if Recognized	**$ 1,148**	**$ 1,069**	**$ 1,027**

We classify interest and penalties as an element of tax expense. We monitor changes in tax statutes and regulations to determine if significant changes will occur over the next 12 months. As of December 31, 2022, no significant changes to UTB are projected; however, tax audit examinations are possible. As of December 31, 2022, all income tax returns filed for the tax years 2019 - 2021 remain subject to examination by the Internal Revenue Service and the New York State Department of Taxation and Finance.

NOTE 21. CHANGES IN ACCUMULATED OTHER COMPREHENSIVE INCOME

The following table presents the changes in the components of Accumulated Other Comprehensive Income for the periods presented:

	Available-for-Sale Debt Securities	Interest Rate Swaps	Employee Benefit Plans	Total
Balance at December 31, 2019	$ 8,428	$ —	$ (20,098)	$ (11,670)
Net Change	17,856	—	2,785	20,641
Balance at December 31, 2020	$ 26,284	$ —	$ (17,313)	$ 8,971
Net Change	(18,857)	—	2,796	(16,061)
Balance at December 31, 2021	$ 7,427	$ —	$ (14,517)	$ (7,090)
Net Change	(87,890)	(16,806)	(339)	(105,035)
Balance at December 31, 2022	$ (80,463)	$ (16,806)	$ (14,856)	$ (112,125)

All amounts are net of tax.

NOTE 22. EMPLOYEE BENEFITS

We maintain a qualified defined benefit pension plan, or Plan, covering substantially all employees hired prior to January 1, 2008. The benefits are based on years of service and the employee's compensation for the highest five consecutive years in the last ten years through March 31, 2016 when the Plan was frozen. Contributions are intended to provide for benefits attributed to employee service to date and for those benefits expected to be earned in the future.

Our qualified and nonqualified defined benefit plans, or Plans, were amended to freeze benefit accruals for all persons entitled to benefits under the Plans in 2016. We will continue recording pension expense related to these plans, primarily representing interest costs on the accumulated benefit obligation and amortization of actuarial losses accumulated in the Plans, as well as income from expected investment returns on pension assets. Since the Plans have been frozen, no service costs are included in net periodic pension expense.

The following table summarizes the activity in the benefit obligation and Plan assets deriving the funded status:

(dollars in thousands)		2022		2021
Change in Projected Benefit Obligation				
Projected benefit obligation at beginning of year	$	104,097	$	117,506
Interest cost		3,160		2,950
Actuarial gain		(23,020)		(2,136)
Benefits paid		(10,871)		(14,223)
Projected Benefit Obligation at End of Year	$	73,366	$	104,097
Change in Plan Assets				
Fair value of plan assets at beginning of year	$	107,525	$	122,344
Actual loss on plan assets		(23,568)		(596)
Benefits paid		(10,871)		(14,223)
Fair Value of Plan Assets at End of Year	$	73,086	$	107,525
Funded Status	$	(280)	$	3,428

The following table sets forth the amounts recognized in accumulated OCI at December 31:

(dollars in thousands)		2022		2021
Net actuarial loss		19,409		18,029
Total (Before Tax Effects)	$	19,409	$	18,029

Below are the actuarial weighted average assumptions used in determining the benefit obligation:

	2022	2021
Discount rate	5.41 %	2.80 %
Rate of compensation increase[(1)]	— %	— %

[(1)]Rate of compensation increase is not applicable due to the plan amendment to freeze benefit accruals under the qualified and nonqualified defined benefit pension plans effective March 31, 2016.

The following table summarizes the components of net periodic pension cost and other changes in Plan assets and benefit obligations recognized in other comprehensive loss for the years ended December 31:

(dollars in thousands)		2022		2021		2020
Components of Net Periodic Pension Cost						
Interest cost on projected benefit obligation	$	3,160	$	2,950	$	3,456
Expected return on plan assets		(3,158)		(2,677)		(3,925)
Recognized net actuarial loss		1,229		1,051		1,419
Settlement charge		1,097		1,629		833
Net Periodic Pension Expense	$	2,328	$	2,953	$	1,783
Other Changes in Plan Assets and Benefit Obligation Recognized in Other Comprehensive Income (Loss)						
Net actuarial loss/(gain)	$	3,706	$	1,137	$	(1,282)
Recognized net actuarial loss		(1,229)		(1,051)		(1,419)
Settlement loss recognized		(1,097)	$	(1,629)		(833)
Total Changes in Plan Assets and Benefit Obligation Before Tax Effects	$	1,380	$	(1,543)	$	(3,534)
Total Recognized in Net Benefit Cost and Other Comprehensive Income/(Loss) (Before Tax Effects)	$	3,708	$	1,410	$	(1,751)

The following table summarizes the actuarial weighted average assumptions used in determining net periodic pension cost:

	2022	2021	2020
Discount rate	2.80 %	2.48 %	3.25 %
Rate of compensation increase[(1)]	— %	— %	— %
Expected return on assets	3.29 %	2.42 %	3.45 %

[(1)]Rate of compensation increase is not applicable due to the plan amendment to freeze benefit accruals under the qualified and nonqualified defined benefit pension plans effective March 31, 2016.

The accumulated benefit obligation for the Plan was $73.4 million at December 31, 2022 and $104.1 million at December 31, 2021.

We consider many factors when setting the assumed rate of return on Plan assets. As a general guideline the assumed rate of return is equal to the weighted average of the expected returns for each asset category and is estimated based on historical returns as well as expected future returns. The weighted average discount rate is derived from corporate yield curves.

S&T Bank's Retirement Plan Committee determines the investment policy for the Plan. In general, the targeted asset allocation is 5 percent to 15 percent equities and alternatives and 85 percent to 95 percent fixed income. A strategic allocation within each asset class is based on the Plan's duration, time horizon, risk tolerances, performance expectations, and asset class preferences. Investment managers have discretion to invest in any equity or fixed-income asset class, subject to the securities guidelines of the Plan's Investment Policy Statement. At this time, S&T Bank is not required to make a cash contribution to the Plan in 2023.

The following table provides information regarding estimated future benefit payments to be paid in each of the next five years and in the aggregate for the five years thereafter:

(dollars in thousands)	Amount
2023	$ 6,285
2024	6,071
2025	5,973
2026	5,861
2027	5,858
2028 - 2032	28,021

We maintain a Thrift Plan, a qualified defined contribution plan, in which substantially all employees are eligible to participate. We make matching contributions to the Thrift Plan up to 3.5 percent of participants' eligible compensation and may make additional profit-sharing contributions as provided by the Thrift Plan. Expense related to these contributions amounted to $2.5 million in 2022 and $2.4 million in 2021 and 2020.

Fair Value Measurements

The following tables present our Plan assets measured at fair value on a recurring basis by fair value hierarchy level at December 31, 2022 and 2021. During the years ended December 31, 2022 and 2021 there were no transfers between Level 1 and Level 2 for items of a recurring basis. There were no purchases or transfers of Level 3 plan assets in 2022 or 2021.

	December 31, 2022			
	Fair Value Asset Classes[1]			
(dollars in thousands)	Level 1	Level 2	Level 3	Total
Cash and cash equivalents[2]	$ 939	$ —	$ —	$ 939
Fixed income[3]	64,878	—	—	64,878
Equities:				
Equity index mutual funds—international[4]	2,231	—	—	2,231
Domestic individual equities[5]	5,038	—	—	5,038
Total Assets at Fair Value	$ 73,086	$ —	$ —	$ 73,086

[1]Refer to Note 1 Summary of Significant Accounting Policies, Fair Value Measurements for a description of levels within the fair value hierarchy.
[2]This asset class includes FDIC insured money market instruments.
[3]This asset class includes a variety of fixed income mutual funds which primarily invest in investment grade rated securities. Investment managers have discretion to invest in fixed income related securities including futures, options and other derivatives. Investments may be made in currencies other than the U.S. dollar.
[4]The sole investment within this asset class is the Vanguard Total International Stock Index Fund Admiral Shares.
[5]This asset class includes individual domestic equities invested in an active all-cap strategy. It may also include convertible bonds.

| | | December 31, 2021 | | | |
| | | Fair Value Asset Classes[1] | | | |
(dollars in thousands)	Level 1	Level 2	Level 3	Total
Cash and cash equivalents[2]	$ 3,759	$ —	$ —	$ 3,759
Fixed income[3]	93,495	—	—	93,495
Equities:				
Equity index mutual funds—international[4]	3,043	—	—	3,043
Domestic individual equities[5]	7,228	—	—	7,228
Total Assets at Fair Value	**$ 107,525**	**$ —**	**$ —**	**$ 107,525**

[1]Refer to Note 1 Summary of Significant Accounting Policies, Fair Value Measurements for a description of levels within the fair value hierarchy.
[2]This asset class includes FDIC insured money market instruments.
[3]This asset class includes a variety of fixed income mutual funds which primarily invest in investment grade rated securities. Investment managers have discretion to invest in fixed income related securities including futures, options and other derivatives. Investments may be made in currencies other than the U.S. dollar.
[4]The sole investment within this asset class is Vanguard Total International Stock Index Fund Admiral Shares.
[5]This asset class includes individual domestic equities invested in an active all-cap strategy. It may also include convertible bonds.

NOTE 23. INCENTIVE AND RESTRICTED STOCK PLAN AND DIVIDEND REINVESTMENT PLAN

On May 17, 2021 shareholders approved the adoption of the 2021 Incentive Plan that provides for cash performance awards and for granting incentive stock options, nonstatutory stock options, restricted stock, restricted stock units and appreciation rights. The 2021 Plan replaces and supersedes the S&T Bancorp, Inc. 2014 Incentive Plan. Since the 2021 Plan has been approved by our shareholders, no new awards will be granted under the 2014 Plan. The 2014 Plan will continue to govern all awards granted under that plan. A maximum of 1,000,000 shares of our common stock were available for awards granted under the 2021 Incentive Plan and the plan expires ten years from the date of board approval. Previously granted but forfeited shares are added to the shares available for issuance.

The 2014 Incentive Stock Plan also provided for cash performance awards and for granting incentive stock options, nonstatutory stock options, restricted stock, restricted stock units and appreciation rights. A maximum of 750,000 shares of our common stock were available for awards granted under the 2014 Incentive Plan and the plan expires ten years from the date of board approval. Previously granted but forfeited shares are added to the shares available for issuance.

Restricted Stock

We periodically issue restricted stock to employees and directors pursuant to our 2021 and 2014 Stock Plans. Restricted stock awards are part of the compensation arrangements approved by the Compensation and Benefits Committee. Restricted shares granted under the plans consist of both time and performance-based awards. The awards are granted in accordance with performance levels set by the Compensation and Benefits Committee. During 2022 and 2021, we granted 181,392 and 30,959 restricted stock awards of common stock under the 2021 Stock Plan. During 2022, we did not grant any shares under the 2014 stock plan. In 2021 and 2020, we granted, 99,711 and 230,703 restricted shares of common stock under the 2014 Stock Plan.

The following table provides information about restricted stock awards granted under the plans for the periods presented:

| | | December 31, | | |
	Vesting Period	2022	2021	2020
2021 Stock Plan				
Directors	One year	16,488	14,650	—
Chief Executive Officer	One year	—	8,309	—
Other Awards	Three years	164,904	8,000	—
2014 Stock Plan				
Directors	One year	—	—	23,153
Other Awards	Three years	—	99,711	207,550
Total Restricted Stock Grants		**181,392**	**130,670**	**230,703**

Common stock is issued as vesting restrictions lapse, which varies according to the terms of the vesting schedules in the award agreements. Restricted stock grants are forfeited if a grantee leaves S&T before the end of the vesting period except where accelerated vesting provisions are defined with the award agreements.

During 2022, 2021 and 2020, we recognized compensation expense of $3.2 million, $2.4 million and $0.7 million and realized a tax benefit of $0.7 million, $0.5 million and $0.2 million related to restricted stock grants.

Form 10-K

The following table provides information about restricted stock granted under the Plans for the years ended December 31:

	Restricted Stock		Weighted Average Grant Date Fair Value
Non-vested at December 31, 2020	**276,680**	**$**	**24.54**
Granted	130,670		33.17
Vested	71,152		27.66
Forfeited	57,810		34.93
Non-vested at December 31, 2021	**278,388**	**$**	**25.64**
Granted	181,392		29.51
Vested	87,513		28.17
Forfeited	80,122		31.91
Non-vested at December 31, 2022	**292,145**	**$**	**25.56**

As of December 31, 2022, there was $4.1 million of total unrecognized compensation cost related to restricted stock that will be recognized as compensation expense over a weighted average period of 1.93 years.

Dividend Reinvestment Plan

We also sponsor a Dividend Reinvestment and Stock Purchase Plan, or Dividend Plan, where shareholders may purchase shares of S&T common stock at the average fair value with reinvested dividends and voluntary cash contributions. The plan administrator and transfer agent may purchase shares directly from us from shares held in treasury or purchase shares in the open market to fulfill the Dividend Plan's needs.

Form 10-K

NOTE 24. PARENT COMPANY CONDENSED FINANCIAL INFORMATION

The following condensed financial statements summarize the financial position of S&T Bancorp, Inc. as of December 31, 2022 and 2021 and the results of its operations and cash flows for each of the three years ended December 31, 2022, 2021 and 2020.

BALANCE SHEETS

		December 31,		
(dollars in thousands)		2022		2021
ASSETS				
Cash	$	13,817	$	10,769
Investments in:				
Bank subsidiary		1,184,327		1,209,796
Non-bank subsidiaries		4,662		5,684
Other assets		11,819		9,993
Total Assets		**$ 1,214,625**		**$ 1,236,242**
LIABILITIES				
Long-term debt	$	29,713	$	29,521
Other liabilities		253		267
Total Liabilities		**29,966**		**29,788**
Total Shareholders' Equity		**1,184,659**		**1,206,454**
Total Liabilities and Shareholders' Equity		**$ 1,214,625**		**$ 1,236,242**

STATEMENTS OF NET INCOME

		Years ended December 31,				
(dollars in thousands)		2022		2021		2020
Dividends from subsidiaries	$	61,426	$	62,333	$	59,315
Investment income		—		—		—
Total Income		**61,426**		**62,333**		**59,315**
Interest expense on long-term debt		1,545		1,400		1,696
Other expenses		4,112		3,947		4,464
Total Expense		**5,657**		**5,347**		**6,160**
Income before income tax and undistributed net income of subsidiaries		**55,769**		**56,986**		**53,155**
Income tax benefit		(1,208)		(1,140)		(1,315)
Income before undistributed net income of subsidiaries		**56,977**		**58,126**		**54,470**
Equity in undistributed net income (distribution in excess of net income) of:						
Bank subsidiary		79,566		57,025		(27,529)
Non-bank subsidiaries		(1,023)		(4,808)		(5,901)
Net Income	$	**135,520**	$	**110,343**	$	**21,040**

STATEMENTS OF CASH FLOWS

		Years ended December 31,				
(dollars in thousands)		**2022**		**2021**		**2020**
OPERATING ACTIVITIES						
Net Income	$	135,520	$	110,343	$	21,040
Equity in undistributed (earnings) losses of subsidiaries		(78,543)		(52,217)		33,430
Other		1,468		761		1,708
Net Cash Provided by Operating Activities		**58,445**		**58,887**		**56,178**
FINANCING ACTIVITIES						
Repayment of long term debt		—		(9,750)		—
Sale of treasury shares, net		(808)		(629)		(594)
Purchase of treasury shares		(7,637)		—		(12,559)
Cash dividends paid to common shareholders		(46,952)		(44,324)		(43,949)
Net Cash Used in Financing Activities		**(55,397)**		**(54,703)**		**(57,102)**
Net increase (decrease) in cash		3,048		4,184		(924)
Cash at beginning of year		10,769		6,585		7,509
Cash at End of Year	$	**13,817**	$	**10,769**	$	**6,585**

NOTE 25. REGULATORY MATTERS

We are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet the minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our consolidated financial statements. Under capital guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Our capital amounts and classification are also subject to qualitative judgments by the regulators about risk weightings and other factors.

The most recent notifications from the Federal Reserve and the FDIC categorized S&T and S&T Bank as well capitalized under the regulatory framework for corrective action. There have been no conditions or events that we believe have changed S&T's or S&T Bank's status during 2022 and 2021.

Common equity tier 1 capital includes common stock and related surplus plus retained earnings, less goodwill and intangible assets subject to a limitation and certain deferred tax assets subject to a limitation. In addition, we made a one-time permanent election to exclude accumulated OCI from capital. For regulatory purposes, trust preferred securities totaling $29.0 million, issued by an unconsolidated trust subsidiary of S&T underlying junior subordinated debt, are included in Tier 1 capital for S&T. Total capital consists of Tier 1 capital plus junior subordinated debt and the ACL subject to limitation. We currently have $25.0 million in junior subordinated debt which is included in Tier 2 capital for S&T in accordance with current regulatory reporting requirements.

Quantitative measures established by regulation to ensure capital adequacy require us to maintain minimum amounts and ratios of Total, Tier 1 and Common Equity Tier 1 capital to risk-weighted assets and Tier 1 capital to average assets. As of December 31, 2022 and 2021, we met all capital adequacy requirements to which we are subject.

Form 10-K

S&T BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes risk-based capital amounts and ratios for S&T and S&T Bank:

(dollars in thousands)	Actual		Minimum Regulatory Capital Requirements		To be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2022						
Leverage Ratio						
S&T	$ 967,708	11.06 %	$ 349,914	4.00 %	$ 437,392	5.00 %
S&T Bank	938,377	10.73 %	349,746	4.00 %	437,182	5.00 %
Common Equity Tier 1 (to Risk-Weighted Assets)						
S&T	938,708	12.81 %	329,701	4.50 %	476,235	6.50 %
S&T Bank	938,377	12.81 %	329,565	4.50 %	476,038	6.50 %
Tier 1 Capital (to Risk-Weighted Assets)						
S&T	967,708	13.21 %	439,602	6.00 %	586,135	8.00 %
S&T Bank	938,377	12.81 %	439,420	6.00 %	585,893	8.00 %
Total Capital (to Risk-Weighted Assets)						
S&T	1,078,897	14.73 %	586,135	8.00 %	732,669	10.00 %
S&T Bank	1,049,566	14.33 %	585,893	8.00 %	732,367	10.00 %
As of December 31, 2021						
Leverage Ratio						
S&T	$ 889,785	9.74 %	$ 365,535	4.00 %	$ 456,918	5.00 %
S&T Bank	864,127	9.46 %	365,544	4.00 %	456,930	5.00 %
Common Equity Tier 1 (to Risk-Weighted Assets)						
S&T	860,785	12.03 %	322,109	4.50 %	465,268	6.50 %
S&T Bank	864,127	12.09 %	321,711	4.50 %	464,694	6.50 %
Tier 1 Capital (to Risk-Weighted Assets)						
S&T	889,785	12.43 %	429,479	6.00 %	572,638	8.00 %
S&T Bank	864,127	12.09 %	428,948	6.00 %	571,931	8.00 %
Total Capital (to Risk-Weighted Assets)						
S&T	987,420	13.79 %	572,638	8.00 %	715,798	10.00 %
S&T Bank	961,762	13.45 %	571,931	8.00 %	714,913	10.00 %

Form 10-K

S&T BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26. SHARE REPURCHASE PLAN

On January 25, 2023, our Board of Directors authorized an extension of its $50 million share repurchase plan, which was set to expire March 31, 2023. This authorization extended the expiration date of the repurchase plan through March 31, 2024. The plan permits S&T to repurchase shares up to the previously authorized $50 million in aggregate value of S&T's common stock through a combination of open market and privately negotiated repurchases. The specific timing, price and quantity of repurchases will be at the discretion of S&T and will depend on a variety of factors, including general market conditions, the trading price of common stock, legal and contractual requirements, applicable securities laws and S&T's financial performance. The repurchase plan does not obligate us to repurchase any particular number of shares. We expect to fund any repurchases from cash on hand and internally generated funds. Any share repurchases will not begin until permissible under applicable laws.

The following table presents repurchase activity for the periods presented:

	Twelve Months Ended December 31,			
(in thousands, except share and per share data)		**2022**		**2021**
Value of shares authorized to repurchase	$	50,000	$	50,000
Remaining plan capacity at the beginning of the period	$	37,442	$	37,442
Total shares repurchased		268,503		—
Average share price for the period	$	28.44	$	—
Total cost of repurchases	$	7,637	$	—
Remaining plan capacity at the end of the period	$	29,805	$	37,442

Form 10-K

111

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of S&T Bancorp, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of S&T Bancorp, Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of net income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 24, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the account or disclosures to which it relates.

Allowance for Credit Losses (ACL)

Description of the Matter	At December 31, 2022, the Company's gross portfolio of loans was $7.2 billion with an associated ACL of $101.3 million. As discussed in Notes 1 and 8 to the consolidated financial statements, the ACL is an estimate of expected credit losses, measured over the contractual life of a loan, that considers historical loss experience, current conditions and forecasts of future economic conditions. The methodology for determining the ACL has two main components: evaluation of expected credit losses for certain groups of homogeneous loans that share similar risk characteristics and an individual assessment of loans that do not share risk characteristics with other loans to determine if a specific reserve is appropriate.

The ACL for homogeneous loans is calculated using a life-time loss rate methodology with both a quantitative and a qualitative analysis that is applied on a quarterly basis. Management applies qualitative adjustments to reflect the current conditions and reasonable and supportable forecasts not already reflected in the historical loss information at the balance sheet date. Judgment was required by management to determine the segment specific risk and the reasonable and supportable forecast, which are both part of the qualitative allowance.

Auditing the ACL involves a high degree of subjectivity due to the segment specific risk and the reasonable and supportable forecast, which are both part of the qualitative allowance. Management's identification and measurement of the segment specific risk and the reasonable and supportable forecast are highly judgmental and could have a significant effect on the ACL.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company's controls over the ACL process, which include, among others, management's review and approval controls designed to assess the need for and level of the segment specific risk and the reasonable and supportable forecast, which are both part of the qualitative allowance and the reliability of the data utilized to support management's assessment.

To test the segment specific risk and reasonable and supportable forecast, which are both part of the qualitative allowance, we evaluated the appropriateness of management's methodology and assessed the basis for the adjustments and whether all relevant risks were reflected in the ACL. Regarding the measurement of the segment specific risk and the reasonable and supportable forecast, which are both part of the qualitative allowance, we evaluated the completeness, accuracy and relevance of the underlying internal and external data utilized in management's estimate and considered the existence of additional or contrary information. We evaluated the overall ACL, inclusive of the qualitative adjustments, and whether the amount appropriately reflects a reasonable estimate of lifetime losses by comparing the overall ACL to historical losses and ACL reserves established by peer banking institutions.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2018.

Pittsburgh, Pennsylvania
February 24, 2023

Form 10-K

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of S&T Bancorp, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited S&T Bancorp, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, S&T Bancorp, Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of net income, comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated February 24, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
February 24, 2023

S&T BANCORP, INC. AND SUBSIDIARIES

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None

Item 9A. CONTROLS AND PROCEDURES

a) Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of S&T's Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO (its principal executive officer and principal financial officer), management has evaluated the effectiveness of the design and operation of S&T's disclosure controls and procedures as of December 31, 2022. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, or the Exchange Act, is recorded, processed, summarized and reported within the time periods required by the Securities and Exchange Commission, or the SEC, and that such information is accumulated and communicated to S&T's management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Based on and as of the date of such evaluation, our CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective in all material respects, as of the end of the period covered by this Report.

b) Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management assessed S&T's system of internal control over financial reporting as of December 31, 2022, in relation to criteria for effective internal control over financial reporting as described in "Internal Control Integrated Framework (2013)," issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on this assessment, management concludes that, as of December 31, 2022, S&T's system of internal control over financial reporting is effective and meets the criteria of the "Internal Control Integrated Framework (2013)."

Management assessed the effectiveness of S&T's internal control over financial reporting as of December 31, 2022, in relation to criteria for effective internal control over financial reporting as described in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, management concluded that, as of December 31, 2022, S&T's internal controls over financial reporting were effective. Our independent registered public accounting firm, has issued a report on the effectiveness of S&T's internal control over financial reporting as of December 31, 2022, which is included herein.

c) Changes in Internal Control Over Financial Reporting

No changes were made to S&T's internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the last fiscal quarter that materially affected, or are reasonably likely to materially affect, S&T's internal control over financial reporting.

Item 9B. OTHER INFORMATION

Not applicable

Item 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Part III, Item 10 of Form 10-K is incorporated herein from the sections entitled "Beneficial Ownership of S&T Common Stock by Directors and Officers - Delinquent Section 16(a) Reports," "Proposal 1 - Election of Directors," "Executive Officers of the Registrant," "Corporate Governance - Audit Committee," "Corporate Governance - Director Qualifications and Nominations: Board Diversity" and "Corporate Governance - Code of Conduct and Ethics" in our proxy statement to be filed for the 2023 annual meeting of shareholders.

Item 11. EXECUTIVE COMPENSATION

The information required by Part III, Item 11 of Form 10-K is incorporated herein from the sections entitled "Compensation Discussion and Analysis," "Executive Compensation," "Director Compensation," "Corporate Governance - Compensation Committee Interlocks and Insider Participation," "Corporate Governance - The S&T Board's Role in Risk Oversight" and "Compensation and Benefits Committee Report" in our proxy statement to be filed for the 2023 annual meeting of shareholders.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Except as set forth below, the information required by Part III, Item 12 of Form 10-K is incorporated herein from the sections entitled "Beneficial Owners of S&T Common Stock" and "Beneficial Ownership of S&T Common Stock by Directors and Officers" in our proxy statement to be filed for the 2023 annual meeting of shareholders.

Equity Compensation Plan Information

The following table provides information as of December 31, 2022 related to the equity compensation plans in effect at that time.

	(a)	(b)	(c)
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights [(1)]	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plan (excluding securities reflected in column (a))
Equity compensation plan approved by shareholders	116,659 [(2)]		961,242
Equity compensation plans not approved by shareholders	—	—	—
Total	**116,659**	**$ —**	**961,242**

[(1)]Awards granted under the 2014 and 2021 Incentive Stock Plan.
[(2)] Represents performance shares that can be earned with no associated exercise price.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Part III, Item 13 of Form 10-K is incorporated herein from the sections entitled "Related Person Transactions" and "Corporate Governance - Director Independence" in our proxy statement to be filed for the 2023 annual meeting of shareholders.

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by Part III, Item 14 of Form 10-K is incorporated herein from the section entitled "Proposal 2: Ratification of the Selection of Independent Registered Public Accounting Firm for Fiscal Year 2023" in our proxy statement to be filed for the 2023 annual meeting of shareholders.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Report.

Consolidated Financial Statements: The following consolidated financial statements are included in Part II, Item 8 of this Report. No financial statement schedules are being filed because the required information is inapplicable or is presented in the consolidated financial statements or related notes.

Form 10-K

S&T BANCORP, INC. AND SUBSIDIARIES

(b) Exhibits

2.1   Agreement and Plan of Merger, dated as of October 29, 2014, between S&T Bancorp, Inc. and Integrity Bancshares, Inc. Filed as Exhibit 2.1 to S&T Bancorp, Inc. Current Report on Form 8-K filed on October 30, 2014, and incorporated herein by reference.

2.2   Agreement and Plan of Merger, dated June 5, 2019, by and between DNB Financial Corporation and S&T Bancorp, Inc. Filed as Exhibit 2.1 to S&T Bancorp, Inc. Current Report on Form 8-K filed on June 5, 2019, and incorporated herein by reference.

3.1   Amended and Restated Articles of Incorporation of S&T Bancorp, Inc. Filed as Exhibit 3.1 to S&T Bancorp, Inc. Quarterly Report on Form 10-Q filed for the quarter ended June 30, 2021 filed on August 4, 2021, and incorporated herein by reference.

3.2   Amended and Restated By-laws of S&T Bancorp, Inc. Filed as Exhibit 3.1 to S&T Bancorp, Inc. Current Report on Form 8-K filed on December 21, 2022, and incorporated herein by reference.

The Company has certain long-term debt but has not filed the instruments evidencing such debt as Exhibit 4 as none of such instruments authorize the issuance of debt exceeding 10 percent of the Companies total consolidated assets. The Company agrees to furnish a copy of each such agreement to the Securities and Exchange Commission upon request.

4.1   Description of Securities. Filed as Exhibit 4.1 to S&T Bancorp, Inc. Annual Report on Form 10-K for year ended December 31, 2019, and incorporated herein by reference

10.1   S&T Bancorp, Inc. 2003 Incentive Stock Plan. Filed as Exhibit 4.2 to Form S-8 Registration Statement (No. 333-111557) of S&T Bancorp, Inc. dated December 24, 2003, and incorporated herein by reference.*

10.2   S&T Bancorp, Inc. Thrift Plan for Employees of S&T Bank, as amended and restated. Filed as Exhibit 4.2 to Form S-8 Registration Statement (No. 333-156541) of S&T Bancorp, Inc. dated December 31, 2008, and incorporated herein by reference.*

10.3   Dividend Reinvestment and Stock Purchase Plan of S&T Bancorp, Inc. Filed as Exhibit 4.2 to Form S-3D Registration Statement (No. 333-156555) of S&T Bancorp, Inc. dated January 2, 2009 (included within the prospectus contained therein), and incorporated herein by reference.

10.4   Severance Agreement, by and between Todd D. Brice and S&T Bancorp, Inc. dated April 7, 2015. Filed as Exhibit 10.1 to S&T Bancorp, Inc. Current Report on Form 8-K filed on August 10, 2015, and incorporated herein by reference.*

10.5   Letter Agreement, dated as of October 2, 2020, by and between S&T Bancorp, Inc. and Todd D. Brice. Filed as Exhibit 10.1 to S&T Bancorp, Inc. Current Report on Form 8-K filed on October 2, 2020, and incorporated herein by reference.*

10.6   Confidentiality, Trade Secrets, Non-Solicitation and Severance Agreement, dated October 14, 2020, by and between David G. Antolik and S&T Bancorp, Inc. Filed as Exhibit 10.3 to S&T Bancorp, Inc. Current Report on Form 8-K filed on October 16, 2020, and incorporated herein by reference.*

10.7   Restricted Stock Award Agreement David G. Antolik, dated October 12, 2020. Filed as Exhibit 10.1 to S&T Bancorp, Inc. Current Report on Form 8-K filed on October 16, 2020, and incorporated herein by reference.*

10.8   Confidentiality, Trade Secrets, Non-Solicitation and Severance Agreement, dated October 14, 2020, by and between Mark Kochvar and S&T Bancorp, Inc. Filed as Exhibit 10.4 to S&T Bancorp, Inc. Current Report on Form 8-K filed on October 16, 2020.*

10.9   Restricted Stock Award Agreement Mark Kochvar, dated October 12, 2020. Filed as Exhibit 10.2 to S&T Bancorp, Inc. Current Report on Form 8-K filed on October 16, 2020, and incorporated herein by reference.*

S&T BANCORP, INC. AND SUBSIDIARIES

(b)   Exhibits

10.10	S&T Bancorp, Inc. 2014 Incentive Plan. Filed as Exhibit 10.9 to S&T Bancorp, Inc. Annual Report on Form 10-K for the year ended December 31, 2013, and incorporated herein by reference. *
10.11	Severance and General Release Agreement, dated August 4, 2020, by and between David P. Ruddock and S&T Bancorp, Inc., S&T Bank and any of their subsidiaries or affiliated business. Filed as Exhibit 10.1 to S&T Bancorp, Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, and incorporated herein by reference *
10.12	Confidentiality, Trade Secrets, Non-Solicitation and Severance Agreement, dated November 2, 2020, by and between Ernest J. Draganza and S&T Bancorp, Inc., S&T Bank and their subsidiaries and affiliated companies. Filed as Exhibit 10.2 to S&T Bancorp, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, and incorporated herein by reference.*
10.13	Confidentiality, Trade Secrets, Non-Solicitation and Severance Agreement, October 21, 2020, by and between George Basara and S&T Bancorp, Inc. Filed as Exhibit 10.1 to S&T Bancorp, Inc. Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, and incorporated herein by reference.*
10.14	Severance Agreement dated April 20, 2015 by and between George Basara and S&T Bancorp, Inc. Filed as Exhibit 10.2 to S&T Bancorp, Inc. Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, and incorporated herein by reference.*
10.15	S&T Bancorp, Inc. 2021 Incentive Plan. Filed as Exhibit 10.1 to S&T Bancorp, Inc. Current Report on Form 8-K filed on May 20, 2021, and incorporated herein by reference.*
10.16	Severance and General Release Agreement, by and between Ernest J. Draganza and S&T Bancorp, Inc. Filed as Exhibit 10.1 to S&T Bancorp, Inc. Current Report on Form 8-K filed on June 3, 2021, and incorporated herein by reference.*
10.17	Employment Agreement, dated July 12, 2021, by and between S&T Bancorp, Inc. and Christopher J. McComish. Filed as Exhibit 10.1 to S&T Bancorp, Inc. Current Report on Form 8-K filed on July 12, 2021, and incorporated herein by reference.*
10.18	Employment Agreement, dated July 12, 2021, by and between S&T Bancorp, Inc. and David G. Antolik Filed as Exhibit 10.2 to S&T Bancorp, Inc. Current Report on Form 8-K filed on July 12, 2021, and incorporated herein by reference.*
10.19	Severance Agreement dated June 7, 2022 by and between George Basara and S&T Bancorp, Inc. Filed as Exhibit 10.1 to S&T Bancorp, Inc. Current Report on Form 8-K filed on June 10, 2022, and incorporated herein by reference.*
10.20	Form of Restricted Stock Unit Award Agreement - LTIP. Filed as Exhibit 10.2 to S&T Bancorp, Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 filed on August 3, 2022, and incorporated herein by reference.*
10.21	Form of Restricted Stock Unit Award Agreement - Non-LTIP. Filed as Exhibit 10.3 to S&T Bancorp, Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 filed on August 3, 2022, and incorporated herein by reference.*
10.23	Form of Restricted Stock Unit Award Agreement - Directors. Filed as Exhibit 10.4 to S&T Bancorp, Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 filed on August 3, 2022, and incorporated herein by reference.*
10.24	Severance and General Release Agreement, dated October 12, 2022, by and between Charles Carroll and S&T Bancorp, Inc., S&T Bank and any of their subsidiaries or affiliated businesses. Filed as Exhibit 10.1 to S&T Bancorp, Inc. Current Report on Form 8-K/A filed on October 17, 2022, and incorporated herein by reference.*
10.25	S&T Bancorp, Inc. Deferred Compensation Plan. Filed as Exhibit 10.1 to S&T Bancorp, Inc. Current Report on Form 8-K filed on October 21, 2022, and incorporated herein by reference.*
10.26	Confidentiality, Trade Secrets, Non-Solicitation and Severance Agreement, dated October 21, 2020, between Mr. Carroll and S&T Bancorp, Inc. S&T Bank, and their subsidiaries and affiliated companies. Filed as Exhibit 10.1 to S&T Bancorp, Inc. Current Report on Form 8-K filed on September 29, 2022, and incorporated herein by reference.*
21	Subsidiaries of the Registrant.

S&T BANCORP, INC. AND SUBSIDIARIES

(b)   Exhibits

23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Rule 13a-14(a) Certification of the Principal Executive Officer.
31.2	Rule 13a-14(a) Certification of the Principal Financial Officer.
32	Rule 13a-14(b) Certification of the Chief Executive Officer and Principal Financial Officer.
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibits 101)

*Management Contract or Compensatory Plan or Arrangement

Form 10-K

S&T BANCORP, INC. AND SUBSIDIARIES

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


S&T BANCORP, INC.
(Registrant)


/s/ Christopher J. McComish	2/24/2023
Christopher J. McComish, Chief Executive Officer (Principal Executive Officer)	Date

/s/ Mark Kochvar	2/24/2023
Mark Kochvar Senior Executive Vice President, Chief Financial Officer (Principal Financial Officer)	Date

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Christopher J. McComish Christopher J. McComish	Chief Executive Officer (Principal Executive Officer)	2/24/2023
/s/ Mark Kochvar Mark Kochvar	Senior Executive Vice President and Chief Financial Officer (Principal Financial Officer)	2/24/2023
/s/ Melanie Lazzari Melanie Lazzari	Executive Vice President, Controller	2/24/2023
/s/ David G. Antolik David G. Antolik	President and Director	2/24/2023
/s/ Christine J. Toretti Christine J. Toretti	Chair of the Board and Director	2/24/2023
/s/ Lewis W. Adkins, Jr Lewis W. Adkins, Jr.	Director	2/24/2023
/s/ Peter R. Barsz	Director	2/24/2023

S&T BANCORP, INC. AND SUBSIDIARIES

SIGNATURE	TITLE	DATE
Peter R. Barsz		
/s/ Christina A. Cassotis Christina A. Cassotis	Director	2/24/2023
/s/ Michael J. Donnelly Michael J. Donnelly	Director	2/24/2023
/s/ Jeffrey D. Grube Jeffrey D. Grube	Director	2/24/2023
/s/ William J. Hieb William J. Hieb	Director	2/24/2023
/s/ Frank J. Palermo, Jr. Frank J. Palermo, Jr.	Director	2/24/2023
/s/ Steven J. Weingarten Steven J. Weingarten	Director	2/24/2023

Form 10-K

Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

S&T Bancorp, Inc., a Pennsylvania corporation, is a financial holding company. The table below sets forth all of our subsidiaries, except certain inactive subsidiaries, as to state or jurisdiction of organization.

Subsidiary	State or Jurisdiction of Organization
S&T Bank	Pennsylvania
9th Street Holdings, Inc.	Delaware
S&T Bancholdings, Inc.	Delaware
S&T Insurance Group, LLC	Pennsylvania
S&T Professional Resources Group, LLC	Pennsylvania
S&T Settlement Services, LLC	Pennsylvania
Stewart Capital Advisors, LLC	Pennsylvania
STBA Capital Trust I	Delaware
Commonwealth Trust Credit Life Insurance Company	Arizona
DNB Capital Trust I	Delaware
DNB Capital Trust II	Delaware
DN Acquisition Company, Inc.	Pennsylvania

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

1. Registration Statement (Form S-3 No. 333-258470) of S&T Bancorp, Inc. and subsidiaries pertaining to the automatic shelf registration filed August 5, 2021,
2. Registration Statement (Form S-3 No. 333-156555) of S&T Bancorp, Inc. and subsidiaries pertaining to the Dividend Reinvestment and Stock Purchase Plan,
3. Registration Statement (Form S-8 No. 333-194083) of S&T Bancorp, Inc. and subsidiaries pertaining to the 2014 Incentive Plan filed on February 21, 2014,
4. Registration Statement (Form S-8 No. 333- 258482) of S&T Bancorp, Inc. and subsidiaries pertaining to the 2021 Incentive Plan filed on August 5, 2021, and
5. Registration Statement (Form S-8 No. 333-156541) of S&T Bancorp, Inc. and subsidiaries pertaining to the Thrift Plan for Employees of S&T Bank;

of our reports dated February 24, 2023, with respect to the consolidated financial statements of S&T Bancorp, Inc. and subsidiaries and the effectiveness of internal control over financial reporting of S&T Bancorp, Inc. and subsidiaries included in this Annual Report (Form 10-K) of S&T Bancorp, Inc. and subsidiaries for the year ended December 31, 2022.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
February 24, 2023

Exhibit 31.1

Certification of Principal Executive Officer

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Christopher J. McComish, certify that:

1. I have reviewed this Annual Report on Form 10-K of S&T Bancorp, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report), that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2023

/s/ Christopher J. McComish

Christopher J. McComish

Chief Executive Officer (Principal Executive Officer)

Exhibit 31.2

Certification of Principal Financial Officer

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Mark Kochvar, certify that:

1. I have reviewed this Annual Report on Form 10-K of S&T Bancorp, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report), that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2023

/s/ Mark Kochvar

Mark Kochvar
Senior Executive Vice President, Chief Financial Officer

Exhibit 32

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER
AND CHIEF FINANCIAL OFFICER
SARBANES-OXLEY ACT SECTION 906

Pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in connection with the S&T Bancorp, Inc. (the "Company") Annual Report on Form 10-K for the period ending December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Christopher J. McComish Chief Executive Officer (Principal Executive Officer) of the Company, and I, Mark Kochvar, Senior Executive Vice President, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge, that:

> 1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

> 2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company for the dates and period covered by the report.

This certificate is being made for the exclusive purpose of compliance by the Chief Executive Officer and Chief Financial Officer of the Company with the requirements of Section 906 of the Sarbanes-Oxley Act of 2002, and may not be disclosed, distributed or used by any person or for any reason other than as specifically required by law.

Date: February 24, 2023

/s/ Christopher J. McComish

Christopher J. McComish

Chief Executive Officer (Principal Executive Officer)

/s/ Mark Kochvar

Mark Kochvar

Senior Executive Vice President, Chief Financial Officer

Form 10-K

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S&T Bancorp, Inc.

S&T Bancorp, Inc. is a $9.1 billion bank holding company that is headquartered in Indiana, Pennsylvania and trades on the NASDAQ Global Select Market under the symbol STBA. Its principal subsidiary, S&T Bank, was established in 1902 and operates in Pennsylvania and Ohio. S&T Bank was recently named by Forbes as a 2022 Best-in-State Bank. For more information visit stbancorp.com or stbank.com.

Headquarters

S&T Bancorp, Inc.
800 Philadelphia St.
Indiana, Pennsylvania 15701

Transfer Agent and Registrar

American Stock Transfer & Trust Company LLC
Operations Center
6201 15th Avenue
Brooklyn, New York 11219

Executive Officers

Christopher J. McComish
Chief Executive Officer

Mark Kochvar
Senior Executive Vice President, Chief Financial Officer

David G. Antolik
President

Stephen A. Drahnak
Executive Vice President, Chief Commercial Banking Officer

Melanie A. Lazzari
Executive Vice President, Controller

James A. Michie
Executive Vice President, Chief Credit Officer

Susan A. Nicholson
Executive Vice President, Chief Human Resource Officer

Rachel L. Smydo
Executive Vice President, General Counsel and Corporate Secretary

LaDawn D. Yesho
Executive Vice President, Chief Risk Officer

Directors

Christine J. Toretti, Chairperson
President of Palladio, LLC, an investment holding company

Lewis W. Adkins, Jr.
Shareholder and Practice Group Manager of Public Law, Regulatory and Finance for Roetzel & Andress LPA

David G. Antolik
President

Peter R. Barsz
Partner of Barsz Gowie Amon & Fultz, LLC, an accounting firm

Christina A. Cassotis
Chief Executive Officer of the Allegheny County Airport Authority

Michael J. Donnelly
President of Indiana Printing and Publishing Company, Inc.

Jeffrey D. Grube
Former President of B.F.G. Manufacturing Service, Inc., a provider of large volume plating, painting and powder coating services

William J. Hieb
Former President and Chief Executive Officer of DNB Financial Corporation and DNB First, N.A.

Christopher J. McComish
Chief Executive Officer

Frank J. Palermo, Jr.
Managing Shareholder of Palermo/Kissinger & Associates, P.C., an accounting firm

Steven J. Weingarten
Member of TAV Partners, LP., real estate investment firm